   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 10, 1996
                                                       REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------

                                    FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                         ------------------------------

                          SA TELECOMMUNICATIONS, INC.
             (Exact name of Registrant as specified in its charter)

                        DELAWARE                                         75-2258519
    (State or other jurisdiction of incorporation or
                      organization)                         (I.R.S. Employer Identification No.)

           1600 PROMENADE CENTER, 15TH FLOOR, RICHARDSON, TEXAS 75080
                                 (972) 690-5888
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                 LYNN H. JOHNSON, ESQ.                              COPY TO:
     VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY           MARK S. SOLOMON, ESQ.
              SA TELECOMMUNICATIONS, INC.                        ARTER & HADDEN
           1600 PROMENADE CENTER, 15TH FLOOR              1717 MAIN STREET, SUITE 4100
                RICHARDSON, TEXAS 75080                     DALLAS, TEXAS 75201-4605
                     (972) 690-5888                              (214) 761-4365
   (Name, address, including zip code, and telephone
                        number,
       including area code, of agent for service)

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                         ------------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. /X/

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is filed is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                 AMOUNT TO       OFFERING PRICE PER      AGGREGATE           AMOUNT OF
        SECURITIES TO BE REGISTERED             BE REGISTERED     SHARE OR PER NOTE     OFFERING PRICE     REGISTRATION FEE
10% Convertible Notes Due 2006..............     $27,200,000         $100%(1)(2)      $27,200,000(1)(2)         $8,500
Common Stock $.0001 par value...............  859,022 shares(3)        $1.53(4)         $1,314,304(4)            $411
Total.......................................                                             $28,514,304            $8,911

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act.

(2) Exclusive of accrued interest, if any.

(3) Plus such indeterminable number of shares of Common Stock as may be issuable upon conversion of the Notes registered hereunder, including such shares as may be issued pursuant to anti-dilution adjustments (the "Conversion Shares"). No separate consideration will be received for such shares. Pursuant to Rule 457(i) of the Securities Act, no separate filing fee is required in connection with the Conversion Shares.

(4) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act based upon the average of the high and low sales prices on the Nasdaq Stock Market's SmallCap Market on December 5, 1996.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     SUBJECT TO COMPLETION, PRELIMINARY PROSPECTUS DATED DECEMBER 10, 1996 INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                          SA TELECOMMUNICATIONS, INC.
                         10% CONVERTIBLE NOTES DUE 2006
                                AND COMMON STOCK
                             ---------------------

    The $27,200,000 aggregate principal amount of 10% Convertible Notes Due 2006 (the "Notes") of SA Telecommunications, Inc., a Delaware corporation (the "Company") are being offered hereby on behalf of and for the account of the holders of the Notes named in an applicable Prospectus Supplement (as defined herein). The Notes were originally issued and sold (the "Original Offering") by the Company on August 12, 1996 (the "Original Offering Date") to Furman Selz LLC and Rauscher Pierce Refsnes, Inc. (the "Initial Purchasers"), and were simultaneously sold by the Initial Purchasers in transactions exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), in the United States to persons reasonably believed by the Initial Purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act) and to institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act). These purchasers, or their respective transferees, pledgees, donees or successors (the "Selling Noteholders") may from time to time offer and sell pursuant to this Prospectus any or all of the Notes or the Conversion Shares (as defined herein). The Notes mature on August 15, 2006. The Notes are currently convertible at any time prior to maturity, unless previously redeemed, into shares of Common Stock, par value $.0001 per share (the "Common Stock") of the Company at an initial conversion price of $2.55 per share (currently 10,666,667 shares of Common Stock), subject to adjustment in certain circumstances (the "Conversion Shares"). The Common Stock is traded on the Nasdaq Stock Market's SmallCap Market (the "SmallCap Market") under the trading symbol "STEL" and the last reported sale price of the Common Stock on the SmallCap Market on December 5, 1996 was $1.50 per share. The Notes are currently traded in the Private Offerings, Resales and Trading through Automated Linkages ("PORTAL") market. However, Notes resold pursuant to this Prospectus will no longer be eligible for trading in such PORTAL market. The Company does not currently intend to list the Notes resold pursuant to this Prospectus on any securities exchange or to seek approval for quotation through any automated quotation system. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes resold under this Prospectus.

    In addition to the Notes and the Conversion Shares, 859,022 shares (the "Shares") of Common Stock of the Company are being offered hereby on behalf of and for the account of certain holders (the "Selling Stockholders") of Common Stock and warrants exercisable into Common Stock of the Company. The Shares consist of: (1) an aggregate of 750,000 shares of Common Stock issuable upon exercise of certain warrants to purchase Common Stock ("Finder's Warrants") issued to certain finders in connection with the sale by the Company during 1996 of certain of its 9% Convertible Subordinated Debentures Due in 1997, (2) 26,316 shares of Common Stock issued to Economy Communications, Inc. ("Economy") in connection with the acquisition of assets of Economy by the Company, (3) an aggregate of 32,706 shares of Common Stock ("March Debenture Shares") issued to purchasers of the Company's 9% Convertible Subordinated Debentures Due March 18, 1997 (the "March 18 Debentures"), and (4) 50,000 shares of Common Stock issued to Jesup & Lamont Capital Markets, Inc. ("JLCM"). SEE "SELLING NOTEHOLDERS AND SELLING STOCKHOLDERS."

    The Notes and the Conversion Shares may be offered and sold from time to time by the Selling Noteholders, and the Shares may be offered and sold from time to time by the Selling Stockholders, to purchasers or through agents, underwriters, brokers or dealers. SEE "PLAN OF DISTRIBUTION" AND "SELLING NOTEHOLDERS AND SELLING STOCKHOLDERS." If required, the names of any such agents or underwriters involved in the sale of the Notes, Conversion Shares and Shares (collectively, the "Offered Securities") and the applicable agent's commission, dealer's purchaser price or underwriter's discount, if any, will be set forth in a supplement to this Prospectus ("Prospectus Supplement").

    The Company anticipates that the Offered Securities will be offered for sale until the earlier to occur of (1) August 12, 1999 or (2) the sale of all the Notes and Conversion Shares, subject to the ability of the Company to amend the registration statement to which this Prospectus relates (the "Registration Statement") (a) 120 days after the effective date of the Registration Statement to deregister such shares held by JLCM, (b) nine months after the effective date of this Registration Statement to deregister the March Debenture Shares, and (c) three months after the effective date of the Registration Statement to deregister the remainder of the Shares. The Company will not receive any of the proceeds from the sale of the Offered Securities other than minimal proceeds upon the exercise of the Finder's Warrants, but has agreed to pay substantially all of the fees and expenses of registration in connection with this offering (other than commissions, concessions or discounts to broker-dealers, and the fees and expenses of counsel to certain of the Selling Stockholders). All brokerage commissions and other similar expenses incurred by the Selling Noteholders or the Selling Stockholders will be borne by such persons. (CONTINUED ON NEXT PAGE)

    SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR A DISCUSSION OF CERTAIN MATERIAL FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE OFFERED SECURITIES.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION NOR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                           --------------------------

                THE DATE OF THIS PROSPECTUS IS            , 199

(CONTINUED FROM PREVIOUS PAGE)

    This offering is not currently being underwritten. However, the Selling Noteholders, Selling Stockholders, brokers, dealers or underwriters that participate with the Selling Noteholders or Selling Stockholders in the distribution of the Offered Securities may be deemed "underwriters" as that term is defined in the Securities Act and any commissions received by broker-dealers, agents or underwriters and any profit on the resale of the Offered Securities by them may be deemed to be underwriting commissions or discounts under the Securities Act. It is anticipated that all Offered Securities being offered hereby, when sales are ever made, will be made in one or more transactions (which may involve one or more block transactions) through customary brokerage channels, either through brokers acting as brokers or agents for the sellers, or through dealers or underwriters acting as principals who may resell the Shares in the SmallCap Market (relating to the Conversion Shares and Shares only) or in privately negotiated sales, or otherwise, or by a combination of such methods of offering. Each sale may be made either at market prices prevailing at the time of the sales or at negotiated prices. SEE "PLAN OF DISTRIBUTION." To the extent required, the specific number of Offered Securities to be sold, the names of the Selling Noteholders and the Selling Stockholders, the purchase price, the public offering price, names of any agents, dealers or underwriters and any applicable commissions or discounts with respect to a particular offering will be set forth in an accompanying Prospectus Supplement. The aggregate proceeds to the Selling Noteholders from the sale of the Notes and the Conversion Shares will be the purchase price of the Notes or Conversion Shares sold less the aggregate brokerage commissions and underwriter's discounts, if any, and other expenses of such sale not borne by the Company. The aggregate proceeds to the Selling Stockholders from the sale of the Shares will be the purchase price of the Shares (less any exercise price of the Finder's Warrants for the Shares resulting therefrom by the holders thereof), less the aggregate brokerage commissions and other expenses of such sale not borne by the Company. SEE "USE OF PROCEEDS," "PLAN OF DISTRIBUTION" AND "SELLING NOTEHOLDERS AND SELLING STOCKHOLDERS."

    Interest on the Notes is payable semi-annually on February 15 and August 15 of each year, commencing February 15, 1997 at the rate of 10% per annum, accruing from the Original Offering Date. The Notes are redeemable at the option of the Company in whole or in part at any time on or after August 15, 1999 at the redemption prices set forth herein, plus accrued interest to the redemption date. Upon a Fundamental Change (as defined herein), each holder of Notes will have the right to require the Company to repurchase all or a portion of such holder's Notes at a price equal to 100% of the principal amount thereof, plus accrued interest to the date of repurchase. Additionally, each holder of the Notes will have the right to require the Company to repurchase all or a portion of such holder's Notes at a price equal to 100% of their principal amount, plus accrued interest to the date of such repurchase, if any, in the event that all three of the following events occur: (1) the Company or any of its subsidiaries incurs certain indebtedness, (2) the Pro Forma Interest Coverage (as defined herein) is less than 2.0:1, and (3) the average closing sale price of the Common Stock is less than $2.00 per share for the twenty trading days prior to the incurrence of such indebtedness (the "$2 Minimum Threshold"). On November 9, 1996, both the Pro Forma Interest Coverage test and the $2 Minimum Threshold were not met. The Company does not anticipate meeting the Pro Forma Interest Coverage test in the foreseeable future. There can be no assurances that the price of the Company's Common Stock will increase to equal or exceed the $2 Minimum Threshold permitting the Company to incur additional indebtedness, or that if the price equals or exceeds such threshold, the price will not again fail to meet such $2 Minimum Threshold. SEE "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "DESCRIPTION OF NOTES--REPURCHASE AT OPTION OF HOLDER UPON AN INCURRENCE EVENT." The Notes do not have the benefit of any sinking fund obligations. The Notes are senior unsecured obligations of the Company, and rank PARI PASSU in right of payment with all existing and future senior obligations of the Company and senior in right of payment to any future subordinated obligations of the Company. The Notes are effectively subordinated in right of payment to all existing and future liabilities, including trade payables, of the Company's subsidiaries. SEE "DESCRIPTION OF NOTES."

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained at prescribed rates from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site that contains reports, proxy statements and other information regarding registrants like the Company which file electronically at http://www.sec.gov. The Common Stock is traded on the SmallCap Market, and reports and other information concerning the Company may be inspected and copied at the offices of the SmallCap Market at 1735 K Street, N.W., Washington, D.C. 20006.

    The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act with respect to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which are omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed or incorporated by reference as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information pertaining to the Company or the Offered Securities, reference is made to the Registration Statement and such exhibits and schedules thereto, which may be inspected without charge at, and copies thereof may be obtained at prescribed rates from, the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

    In the event that the Company ceases to be subject to the information reporting requirements of the Exchange Act, the Company has agreed that, so long as the Notes remain outstanding, it will file with the Commission and distribute to holders of the Notes, copies of the financial information that would have been contained in annual reports and quarterly reports, including the management's discussion and analysis of financial condition and results of operations, that the Company would have been required to file with the Commission pursuant to the Exchange Act. Such financial information shall include annual reports containing consolidated financial statements and notes thereto, together with an opinion thereon expressed by an independent public accounting firm, as well as quarterly reports containing unaudited condensed consolidated financial statements for the first three quarters of each fiscal year. The Company will also make such reports available to prospective purchasers of the Notes, as applicable, securities analysts and broker-dealers upon their request. In addition, the Company has agreed that for so long as any of the Notes remain outstanding it will make available to any prospective purchaser of the Notes or beneficial owner of the Notes in connection with any sale thereof the information required by Rule 144A(d)(4) under the Securities Act, until such time as the holders thereof have disposed of such Notes pursuant to an effective registration statement filed by the Company.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    This Prospectus incorporates by reference certain documents filed by the Company with the Commission which are not presented herein or delivered herewith, as indicated below. The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, including any beneficial owner, on the written or oral request of such person, a copy of any or all of the documents referred to below which are incorporated in this Prospectus by reference (other than exhibits to such documents unless they are specifically incorporated by reference into such documents). Requests for copies should be directed to SA Telecommunications, Inc., 1600 Promenade Center, 15th Floor, Richardson, Texas 75080, Attention: Director of Corporate Communications, telephone number (972) 690-5888.

    The following documents filed by the Company with the Commission pursuant to the Exchange Act under File No. 0-18048 hereby are incorporated by reference into this Prospectus: (1) the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1995; (2) the Company's Definitive Proxy Statement dated April 26, 1996; (3) the Company's Quarterly Reports as filed with the Commission on Form 10-QSB for the quarters ended March 31, 1996, June 30, 1996 (as amended by Form 10-QSB/A filed with the Commission on August 29,
1996), and September 30, 1996; (4) the Company's Current Report on Form 8-K dated February 29, 1996 and filed with the Commission on March 12, 1996; (5) the Company's Current Report on Form 8-K dated May 23, 1996 and filed with the Commission on May 28, 1996; (6) the Company's Current Report on Form 8-K dated June 24, 1996 and filed on July 3, 1996; and (7) the Company's Current Report on Form 8-K dated July 29, 1996 filed on July 30, 1996. Each document filed by the Company subsequent to the date of this Prospectus pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of those documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    Certain of the matters discussed under "PROSPECTUS SUMMARY--THE COMPANY," "RISK FACTORS," "BUSINESS," and elsewhere in this Prospectus or in the information incorporated by reference herein may constitute or include forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), and as such involve known and unknown risks and uncertainties and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of the factors that may cause such material differences are set forth herein under "RISK FACTORS." Readers are cautioned not to place undue reliance on the forward-looking statements made in this Prospectus, which speak only as of the date hereof.

                      SA TELECOMMUNICATIONS, INC. NETWORK

 [Map of United States, indicating switch sites, points of presence and current network]

THE COMPANY'S NETWORK IS COMPRISED OF SWITCHING EQUIPMENT IN AMARILLO, DALLAS AND LUBBOCK, TEXAS AND PHOENIX, ARIZONA, AN OPERATOR SWITCH IN LEVELLAND, TEXAS AND LOCAL ACCESS CIRCUITS AND LONG DISTANCE TRANSMISSION FACILITIES, WHICH ARE LEASED FROM VARIOUS PROVIDERS. SEE "RISK FACTORS--DEPENDENCE ON THIRD-PARTY TRANSMISSION LINES AND CIRCUITS," "OVERVIEW OF THE TELECOMMUNICATIONS INDUSTRY--PROCESSING OF A LONG DISTANCE TELEPHONE CALL" AND "BUSINESS--THE COMPANY'S NETWORK."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS AND RELATED NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE HEREIN. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE, INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN "RISK FACTORS." SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS." AS USED HEREIN, THE TERM "COMPANY" REFERS TO SA TELECOMMUNICATIONS, INC. AND ITS SUBSIDIARIES, UNLESS THE CONTEXT INDICATES OTHERWISE.

                                  THE COMPANY

    The Company is a regional interexchange carrier ("IXC") providing a wide range of domestic telecommunications services through its network of owned and leased facilities. The Company's customer base is primarily composed of small and medium sized commercial accounts and residential customers concentrated in secondary and rural markets in the southwestern and south central United States. In addition to providing "1+" domestic long distance services, the Company also offers international long distance, operator, and wireless services, and other products, such as voice and data private lines, "800/888" services, Internet access, travel cards and wholesale long distance services. In addition, the Company recently began test marketing the resale of local exchange services of Southwestern Bell Telephone ("Southwestern Bell") in portions of Texas through the grant of a Service Provider Certificate of Authority ("SPCOA") from the Public Utility Commission of Texas ("Texas PUC").

    The Company entered the telecommunications business in 1991 through the acquisition of North American Telecommunications Corporation ("NATC"), a telecommunications provider offering international long distance telecommunications services to foreign customers. In 1994 and 1995, the Company acquired two Texas-based switchless resellers, Long Distance Network, Inc. ("LDN") of Dallas, Texas, and U.S. Communications, Inc. ("USC") of Levelland, Texas. During 1996, the Company purchased substantially all of the assets of First Choice Long Distance, Inc. ("FCLD"), a switched reseller of long distance telephone services located in Amarillo, Texas. Additionally, the Company acquired Economy, a switchless reseller located in McKinney, Texas and Uniquest Communications, Inc., a corporation engaged in third party customer verification services and outbound telemarketing. The growth in the Company's initial customer base has been largely the result of these acquisitions. Also during late 1995 and early 1996, the Company purchased and installed switches in Dallas, Texas and Phoenix, Arizona and added leased transmission facilities between these switches and the operator switch the Company acquired in the USC acquisition. The Company expanded its network through the acquisition of switching equipment in Amarillo and Lubbock in connection with the FCLD acquisition. The Company markets its services in areas in the southwestern and south central United States served by its network primarily under the trade names "USC," "USI," "First Choice Long Distance" and "Southwest Long Distance Network." The Company anticipates future growth will primarily result from sales and marketing efforts of its sales force and from continued acquisitions of telecommunications companies within its market area or adjacent thereto. See "BUSINESS--PROPOSED TRANSACTION."

    The Company utilizes a sales staff of employees and agents to market its services directly to customers in secondary and rural markets where national IXCs, regional long distance carriers and Regional Bell Operating Companies ("RBOCs") typically do not maintain sales personnel. The Company maintains 26 sales offices within a contiguous eight state region. In the marketing of its services, the Company emphasizes its local presence, complete service offerings, and customized billing statements for its larger customers as well as its competitive pricing. The Company believes that emphasizing a local presence helps to build customer loyalty which minimizes attrition in a competitive marketplace.

    The Company strives to achieve network efficiency and maximum profitability by increasing the number of calls originating and terminating on its network. The Company seeks to achieve this goal, where call patterns dictate, by increasing the geographic scope of its network. Since 1995, the Company has transformed from a switchless reseller to an interexchange carrier with switched network facilities.

BUSINESS STRATEGY

    The Company's objective is to become a leading regional provider of domestic telecommunications services by expanding its customer base and increasing the utilization of its network. The Company plans to achieve this goal through (i) acquisitions; (ii) internal growth; (iii) network expansion; and (iv) strategic alliances. See "RISK FACTORS--AVAILABILITY OF GROWTH OPPORTUNITIES," "RISK FACTORS--ACQUISITION INTEGRATION; MANAGEMENT OF GROWTH" and "RISK FACTORS--RISKS RELATING TO DEVELOPMENT OF A LONG DISTANCE NETWORK."

    ACQUISITIONS. An important part of the Company's growth strategy is to continue to acquire and integrate telecommunications companies whose customer base is located in areas contiguous to or overlapping with the Company's existing service area. The Company will seek to achieve operating efficiencies as a regional consolidator by increasing customers and benefiting from compatible call traffic patterns within its current targeted expansion areas of Arizona, Arkansas, California, Colorado, Idaho, Illinois, Kansas, Louisiana, Mississippi, Missouri, Nevada, New Mexico, Oklahoma, Oregon, Tennessee, Texas, Utah and Washington. In considering acquisitions, the Company will evaluate customer profiles, operating efficiencies, network and equipment compatibility, managerial and personnel resources and ease of integration on a timely basis. Once the Company consummates an acquisition, it intends to integrate the target's customer base into its own network and billing system and to eliminate duplicative costs. The Company currently anticipates that switchless long distance resellers and switched long distance resellers are most likely to meet its acquisition criteria, although the Company may also consider other regional IXCs, local exchange carriers ("LECs") and other telecommunications and related service providers. See "RISK FACTORS--AVAILABILITY OF GROWTH OPPORTUNITIES" and "BUSINESS--PROPOSED TRANSACTION."

    INTERNAL GROWTH. The Company will seek to increase its revenues through the use of its direct sales force, telemarketing sales, agents and other marketing techniques such as direct mail and mass marketing to achieve internal growth. The Company's strategy also includes increasing its customers' utilization of its network by promoting the sale of additional or "bundled" services, such as Internet access, local access and wireless services, and enhanced services such as voice mail, broadcast fax, and conference calling.

    NETWORK EXPANSION. The Company believes that expanding its network will enable the Company to control the flow of its telecommunications traffic and to increase its overall profit margin as well as to improve the quality of its network transmission. The Company monitors traffic patterns on its network, allowing it to replace variable long distance transport costs with fixed transport costs when call volumes to particular geographic areas dictate. The Company's switches utilize software to reduce long distance transport costs of individual calls. Management of the Company anticipates that acquisitions will provide opportunities to increase the call volume on existing network facilities and to increase the geographic coverage of the network.

    STRATEGIC ALLIANCES. The Company's growth strategy includes the exploration of strategic alliances with product and service providers in the telecommunications industry primarily inside its present geographic area. The Company believes that such strategic relationships may enable it to penetrate new markets, enhance its product offerings or more efficiently utilize its network. Among other things, the Company's network offers potential alliance partners in the Company's market area the opportunity to offer additional products and services to the Company's customer base. Potential partners could include existing and potential telecommunications providers as well as companies offering paging, cellular telephone and personal communications services, Internet access and voice and data transmission services, electric and gas utilities, railroads, competitive local exchange carriers ("CLECs"), competitive access providers, and LECs.

    In May 1996, the Company was issued an SPCOA by the Texas PUC to provide local exchange service as a reseller of Southwestern Bell's local exchange services. This will enable the Company to offer its customers within Southwestern Bell's territory in Texas an integrated package of services. The Company is currently test marketing the sale of such local exchange services in Texas while evaluating the operational factors involved in such sales. The Company has also filed applications to offer local exchange services in the other seven states in its primary service area. The Company has also entered into contractual arrangements with PageMart Wireless, Inc. to provide paging services to its customer base, Conference Pros International, Inc. to provide conference call capabilites to its customers, and Leapfrog Technologies, LLC to provide Internet access through its "Bitstreet" software product.

    The Company's Common Stock is traded on the SmallCap Market under the symbol "STEL." The executive offices of the Company are located at 1600 Promenade Center, 15th Floor, Richardson, Texas 75080, and the telephone number of the executive offices is (972) 690-5888.

                              PROPOSED TRANSACTION

    On November 27, 1996, the Company executed a letter of intent to acquire Addtel Communications, Inc., a private California-based switchless reseller offering both retail and wholesale long distance services. See
"BUSINESS--PROPOSED TRANSACTION."

                               THE NOTE OFFERING

The Notes and Conversion Shares
  Offered hereby..................  $27,200,000 aggregate principal amount of 10%
                                    Convertible Notes Due 2006 together with an
                                    indeterminable number of Conversion Shares issuable upon
                                    conversion of such Notes.

Selling Noteholders...............  The Notes were originally issued by the Company and sold by the Initial Purchasers in transactions exempt from
                                    registration under the Securities Act to (i) "qualified
                                    institutional buyers" pursuant to Rule 144A under the
                                    Securities Act or (ii) institutional "accredited
                                    investors" pursuant to Rule 501(a)(1), (2), (3) or (7).
                                    These purchasers or their transferees, pledgees, donees
                                    or successors may from time to time offer and sell the
                                    Notes and the Conversion Shares pursuant to this
                                    Prospectus. Prior to the resale of the Notes pursuant to
                                    this Prospectus, each of the Notes was eligible for
                                    trading in the PORTAL market. Notes resold pursuant to
                                    this Prospectus will no longer be eligible for trading
                                    in the PORTAL market.

Maturity Date.....................  August 15, 2006.

Interest..........................  Interest on the Notes has accrued since the Original
                                    Offering Date at the rate of 10% per annum and is
                                    payable semi-annually on each February 15 and August 15,
                                    commencing February 15, 1997.

Optional Redemption...............  The Notes are not redeemable prior to August 15, 1999.
                                    On and after such date, the Notes may be redeemed at the
                                    option of the Company, in whole or in part, at the
                                    prices set forth herein, plus accrued interest to the
                                    date of redemption. See "DESCRIPTION OF
                                    NOTES--REDEMPTION AT THE COMPANY'S OPTION."

Ranking...........................  The Notes are senior unsecured obligations of the
                                    Company and rank PARI PASSU in right of payment with all
                                    existing and future

                                    senior obligations of the Company and senior in right of
                                    payment to any future subordinated obligations of the
                                    Company. Holders of secured obligations of the Company,
                                    however, have claims that are prior to the claims of the
                                    holders of the Notes with respect to the assets securing
                                    such obligations. The Notes are effectively subordinated
                                    to all existing and future indebtedness and other
                                    liabilities and commitments (including trade payables)
                                    of the Company's subsidiaries. As of September 30, 1996,
                                    the total outstanding consolidated liabilities of the
                                    Company and the Company's subsidiaries (including trade
                                    payables) were approximately $8.7 million (exclusive of
                                    the Notes), substantially all of which were liabilities
                                    of the Company's subsidiaries. See "DESCRIPTION OF
                                    NOTES--RANKING."

Repurchase on Fundamental
  Change..........................  Upon the occurrence of a Fundamental Change (as defined herein), each holder of Notes has the right, at the
                                    holder's option, to require the Company to repurchase
                                    all or a portion of such holder's Notes, at a purchase
                                    price equal to 100% of the principal amount thereof,
                                    plus accrued interest to the date of repurchase, if any.
                                    See "DESCRIPTION OF NOTES--REPURCHASE AT OPTION OF
                                    HOLDER UPON A FUNDAMENTAL CHANGE."

Repurchase on Incurrence Event....  In the event (an "Incurrence Event") that (i) the
                                    Company or any of its subsidiaries incurs indebtedness
                                    (other than Additional Permitted Indebtedness (as
                                    defined herein) or indebtedness under the Notes), (ii)
                                    the Pro Forma Interest Coverage (as defined herein) of
                                    the Company and its subsidiaries on a consolidated
                                    basis, would be less than 2.0:1 and (iii) the average
                                    closing sale price of the Common Stock is less than
                                    $2.00 (adjusted for stock splits, combinations,
                                    reclassifications or similar events) for the twenty
                                    trading days prior to the incurrence of such
                                    indebtedness (the "$2 Minimum Threshold"), each holder
                                    of Notes has the right to require the Company to
                                    repurchase all or a portion of the holder's Notes at a
                                    price equal to 100% of the principal amount thereof,
                                    plus accrued interest to the date of repurchase, if any.
                                    On November 9, 1996, the both the Pro Forma Interest
                                    Coverage test and the $2 Minimum Threshold were not met.
                                    There can be no assurance that the price of the
                                    Company's Common Stock will increase to equal or exceed
                                    the $2 Minimum Threshold permitting the Company to incur
                                    additional indebtedness, or that if the price equals or
                                    exceeds such threshold, the price will not again fail to
                                    meet such $2 Minimum Threshold. See "RISK
                                    FACTORS--SUBSTANTIAL LEVERAGE," "MANAGEMENT'S DISCUSSION
                                    AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                    OPERATIONS" and "DESCRIPTION OF NOTES--REPURCHASE AT
                                    OPTION OF HOLDER UPON AN INCURRENCE EVENT."

Certain Covenants.................  The Indenture imposes certain restrictions on the ability of the Company and its subsidiaries to (i) incur
                                    certain liens and indebtedness, (ii) pay dividends or
                                    make distributions in respect of the Company's capital
                                    stock or make certain other restricted payments, (iii)
                                    enter into certain transactions with affiliates,

                                    (iv) conduct certain businesses or (v) make certain
                                    acquisitions. The restrictive covenants are subject to
                                    certain exceptions and qualifications. See "DESCRIPTION
                                    OF NOTES--CERTAIN COVENANTS."

Conversion........................  Each Note is currently convertible at the option of the holder at any time prior to maturity, unless previously
                                    redeemed, into shares of Common Stock at an initial
                                    conversion price of $2.55 per share, subject to
                                    adjustment under certain circumstances. See "DESCRIPTION
                                    OF NOTES--CONVERSION RIGHTS."

Number of Conversion Shares.......  The Notes are currently convertible into an aggregate of
                                    10,666,667 shares of Common Stock, representing approxi-
                                    mately 40.5% of the Company's Common Stock outstanding
                                    as of November 30, 1996, including such shares issuable
                                    upon conversion of the Notes. As of such date, there
                                    were 15,640,535 shares of Common Stock issued and
                                    outstanding and 33,324,750 shares of Common Stock
                                    outstanding on a fully-diluted basis. See "--THE COMMON
                                    STOCK OFFERING--TRADING" below.

Trading...........................  Prior to the resale of the Notes pursuant to this
                                    Prospectus, each of the Notes was eligible for trading
                                    in the PORTAL market. Notes resold pursuant to this
                                    Prospectus will no longer be eligible for trading in the
                                    PORTAL market. The Company does not intend to list the
                                    Notes resold pursuant to this Prospectus on any
                                    securities exchange or to seek approval for quotation
                                    through any automated quotation system. Accordingly,
                                    there can be no assurance as to the development or
                                    liquidity of any market for the Notes resold under this
                                    Prospectus.

Use of Proceeds...................  The Selling Noteholders will receive all of the proceeds from the sale of the Notes and the underlying Conversion
                                    Shares. The Company will not receive any proceeds from
                                    the sale of the Notes or the Conversion Shares offered
                                    hereby. See "USE OF PROCEEDS."

For additional information regarding the Notes, see "DESCRIPTION OF NOTES."

                                 THE COMMON STOCK OFFERING

Common Stock Offered hereby.......  859,022 shares of Common Stock, including 750,000 shares of Common Stock issuable upon exercise of Finder's
                                    Warrants.

Selling Stockholders..............  The Shares to be sold by the Selling Stockholders include: (1) an aggregate of 750,000 shares of Common
                                    Stock issuable upon exercise of the Finder's Warrants
                                    issued to certain finders in connection with the sale by
                                    the Company during 1996 of certain of its 9% Convertible
                                    Subordinated Debentures Due in 1997, (2) 26,316 shares
                                    of Common Stock issued to Economy in connection with the
                                    acquisition of assets of Economy by the Company, (3) an
                                    aggregate of 32,706 shares of Common Stock issued to
                                    purchasers of the Company's 9% Convertible Subordinated
                                    Debentures Due March 18, 1997, and (4) 50,000 shares of
                                    Common Stock issued to JLCM.

Percentage of Outstanding Common
  Stock Offered by the Selling
  Stockholders....................  5.2% (1)

Trading...........................  The Company's Common Stock is listed on the SmallCap
                                    Market under the symbol "STEL." The Conversion Shares
                                    and Shares resold pursuant to this Prospectus will
                                    continue to be eligible for trading on the SmallCap
                                    Market.

Use of Proceeds...................  The Selling Stockholders will receive all of the proceeds from the sale of the Shares offered hereby. The
                                    Company will not receive any proceeds of the sale of the
                                    Shares offered hereby except for minimal proceeds upon
                                    exercise of the Finder's Warrants. See "USE OF
                                    PROCEEDS."

For additional information regarding the Shares, see "DESCRIPTION OF CAPITAL STOCK."

------------------------

(1) Percentage indicated is based upon 15,640,535 shares of Common Stock issued and outstanding as of November 30, 1996 and assumes the exercise of the Finder's Warrants, but excludes the Conversion Shares and the other shares of Common Stock issued or issuable by the Company after such date.

                                  RISK FACTORS

    Prospective purchasers of the Offered Securities should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the matters set forth under "RISK FACTORS" for risks involved with an investment in the Offered Securities. Certain statements set forth below under this caption constitute forward-looking statements within the meaning of the Reform Act. See "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" on page 4 for additional information relating to such statements.

  SUMMARY HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER OPERATING
                                  INFORMATION

    The following table sets forth summary historical and pro forma consolidated financial and other operating information for the Company. The summary historical consolidated financial information presented below (other than the unaudited information as of and for the nine months ended September 30, 1995 and 1996 and the pro forma information) are derived from the audited Consolidated Financial Statements of the Company. The summary unaudited pro forma consolidated financial information gives effect to the consummation of the USC acquisition as if it was completed on January 1, 1995. The summary unaudited consolidated financial information as of and for the nine months ended September 30, 1995 and 1996, in the opinion of management, reflects all adjustments, consisting only of a normal recurring nature, necessary for a fair presentation of the consolidated financial position and consolidated results of operations for interim periods. The consolidated operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results which ultimately will be reported for the full fiscal year ending December 31, 1996. All of the following information should be read in conjunction with the financial statements as set forth in the index on page F-1, "SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER OPERATING INFORMATION" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" contained elsewhere herein.

                                                                                            PRO FORMA     NINE MONTHS ENDED
                                                                                           YEAR ENDED
                                                       YEAR ENDED DECEMBER 31,            DECEMBER 31,      SEPTEMBER 30,
                                              ------------------------------------------  -------------  --------------------
                                                1992       1993      1994(1)    1995(1)      1995(2)      1995(1)    1996(1)
                                              ---------  ---------  ---------  ---------  -------------  ---------  ---------
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:
  Telecommunications revenues...............  $     546  $   2,592  $   9,755  $  20,748    $  28,695    $  13,773  $  22,200
  Gross profit (loss).......................        (27)       197      1,457      6,632        9,941        4,198      9,141
  Income (loss) from continuing operations
    before other income (expense) and
    extraordinary item......................     (1,265)    (1,042)    (1,810)    (1,276)      (1,393)      (1,384)       126
  Interest expense..........................        (12)       (12)       (30)      (683)      (1,184)        (364)    (1,352)
  Loss from continuing operations before
    extraordinary item......................     (1,258)      (970)    (1,819)    (1,935)      (2,553)      (1,738)    (1,180)
                                                                                          -------------
                                                                                          -------------
  Loss from discontinued operations.........       (104)      (106)      (628)    (4,531)                     (475)    --
  Extraordinary item-gain on extinguishment
    of debt.................................     --         --         --         --                        --          1,817
  Net income (loss).........................     (1,362)    (1,076)    (2,447)    (6,466)                   (2,213)       637
                                              ---------  ---------  ---------  ---------                 ---------  ---------
                                              ---------  ---------  ---------  ---------                 ---------  ---------
  Income (loss) per weighted average common
    share outstanding
      Continuing operations.................  $   (0.34) $   (0.18) $   (0.20) $   (0.17)   $   (0.22)   $   (0.16) $   (0.07)
                                                                                          -------------
                                                                                          -------------
      Discontinued operations...............      (0.03)     (0.02)     (0.07)     (0.39)                    (0.04)    --
      Extraordinary item....................     --         --         --         --                        --           0.11
                                              ---------  ---------  ---------  ---------                 ---------  ---------
      Net income (loss) per share...........  $   (0.37) $   (0.20) $   (0.27) $   (0.56)                $   (0.20) $    0.04
                                              ---------  ---------  ---------  ---------                 ---------  ---------
                                              ---------  ---------  ---------  ---------                 ---------  ---------
      Weighted average number of common
        shares outstanding..................      3,684      5,480      9,200     11,639       11,639       11,129     16,962
                                              ---------  ---------  ---------  ---------  -------------  ---------  ---------
                                              ---------  ---------  ---------  ---------  -------------  ---------  ---------
  Ratio of earnings to fixed charges(3).....     --         --         --         --                        --         --

OTHER DATA:
  Gross profit margin.......................     --              8%        15%        32%          35%          30%        41%
  EBITDA (loss), as defined herein(4).......  $  (1,161) $    (899) $  (1,397) $     154    $     587    $    (331) $   1,732

                                                                            AS OF DECEMBER 31,   AS OF SEPTEMBER 30,
                                                                           --------------------  --------------------
                                                                             1994       1995       1995       1996
                                                                           ---------  ---------  ---------  ---------
                                                                                     (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..............................................  $     331  $     824  $     271  $  12,691
  Total assets...........................................................     11,777     26,041     29,801     48,243
  10% Convertible Notes..................................................     --         --         --         27,200
  Total debt(5)..........................................................        650     11,669     10,791     29,158
  Total liabilities......................................................      1,793     15,933     14,755     35,864
  Series A Cumulative Convertible Preferred Stock........................     --          1,129      1,239      1,310
  Shareholders' equity...................................................      9,984      8,979     13,807     11,069

OPERATING DATA:
  Employees..............................................................         58        165        199        263
  Sales offices..........................................................          2         20         20         25
  Customers..............................................................      1,282     23,145     22,380     25,719
  Switches...............................................................          1          2          2          3

--------------------------

(1) The summary historical consolidated financial and other information includes the acquisitions of LDN effective March 1, 1994, USC effective June 1, 1995, and FCLD effective September 1, 1996.

(2) The unaudited pro forma consolidated financial information for the Company assumes that the acquisition of USC was completed on January 1, 1995. The pro forma amounts represent the historical operating results of USC combined with those of the Company with appropriate adjustments which give effect to interest expense, amortization and utilization of consolidated net operating loss carryforwards. These pro forma amounts are not necessarily indicative of consolidated operating results which would have occurred had USC been included in the operations of the Company during all of 1995, or which may result in the future, because these amounts do not reflect full transmission and switched service cost optimization, and the synergistic effect on operating, selling, general and administrative expenses.

(3) For purposes of calculating the ratio of earnings to fixed charges: (i) earnings consist of loss from continuing operations before taxes, plus fixed charges excluding capitalized interest and (ii) fixed charges consist of interest expensed and capitalized, and the interest portion of rent expense. For the years ended December 31, 1992, 1993, 1994, and 1995, the Company's earnings were insufficient to cover fixed charges by $1,258,000, $970,000, $1,819,000, and $1,935,000, respectively. For the nine months ended September 30, 1995 and 1996, the Company's earnings were insufficient to cover fixed charges by $1,738,000 and $1,180,000, respectively.

(4) Earnings (loss) before interest, taxes, depreciation, amortization, nonrecurring charges, and other income (expense), or "EBITDA" (as defined herein), is a commonly used measure of performance in the telecommunications industry. As used herein, EBITDA is not intended as either a substitute or replacement for operating income (as presented according to generally accepted accounting principles ("GAAP")) as a measure of the financial results of operations or for cash flows from operations (as presented according to GAAP).

(5) Total debt consists of debt (both short- and long-term) and capital lease obligations.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS RELATING TO THE COMPANY AND THE OFFERED SECURITIES. THESE FACTORS SHOULD BE CONSIDERED IN CONJUNCTION WITH THE OTHER INFORMATION AND FINANCIAL DATA APPEARING ELSEWHERE IN THIS PROSPECTUS. CERTAIN STATEMENTS SET FORTH BELOW UNDER THIS CAPITAL CONSTITUTE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE REFORM ACT. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 4 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

LOSSES FROM CONTINUING OPERATIONS; LIMITED HISTORY OF OPERATIONS

    The Company has experienced significant losses from continuing operations since its inception, with such losses of approximately $970,000, $1,819,000 and $1,935,000 for the fiscal years ended December 31, 1993, 1994 and 1995, respectively. For the nine months ended September 30, 1996, the Company had losses from continuing operations of approximately $1,180,000. The Company expects to continue to incur losses from continuing operations in the future as it pursues its plans to make acquisitions and expand its network, customer base and product offerings. There can be no assurance that such losses will not continue indefinitely.

    The Company entered the telecommunications business in 1991 through the acquisition of NATC. In 1994, the Company entered the business of providing "1+" domestic long distance telecommunications services as a switchless reseller by acquiring LDN. In 1995, the Company acquired USC, expanding its switchless reseller business. Also during late 1995 and early 1996, the Company purchased and installed switches in Dallas, Texas and Phoenix, Arizona and added leased transmission facilities between these switches and the operator switch the Company acquired in the USC acquisition and became a fully integrated IXC. In 1996, the Company completed asset acquisitions of switched resellers of long distance telephone services in Amarillo and McKinney, Texas, and acquired the stock of Uniquest Communications, Inc., a corporation engaged in third party customer verification services and outbound telemarketing. As a result, prospective investors have limited historical financial information about the Company's business of providing domestic long distance telecommunications services upon which to base an evaluation of the Company's performance and an investment in the Offered Securities offered hereby. The development of the Company's business and the expansion of its network, customer base and product offerings will require significant expenditures. Certain of these expenditures, including marketing, sales and general and administrative costs, are expensed as incurred while other expenditures, including goodwill associated with acquisitions, network design costs and costs to obtain legal and regulatory approval, are deferred and expensed over a period of time. The Company will continue to incur significant expenditures in connection with the growth of its business, including expenses associated with acquisitions, capital costs associated with expanding the Company's network, and sales, marketing and other expenses associated with expanding the Company's customer base and product offerings.

    In light of the Company's limited history of operating as a regional IXC, its history of losses from continuing operations and its expectation that it will continue to incur significant expenses and such losses for the foreseeable future, there can be no assurance that the Company will be able to implement its growth strategy, achieve or sustain profitability or generate sufficient cash flow to service the Notes. If the Company is unable to generate positive cash flow, the Company's ability to make interest payments and repay the principal amount of the Notes would be adversely effected. See "BUSINESS--HISTORY" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

SUBSTANTIAL LEVERAGE

    The Company has not, since its inception, generated earnings adequate to cover its fixed charges. Commencing on February 15, 1997, semi-annual cash interest payments of $1.36 million will be due on the Notes. As of September 30, 1996, the Company's total amount of debt outstanding was $29.2 million

(including the Notes) and the Company had shareholders' equity of $11.1 million. The Company expects to incur additional indebtedness in the future.

    The Company's ability to make scheduled payments on its indebtedness depends on its financial and operating performance, which is subject to prevailing economic conditions, and financial, business and other factors, some of which are outside the Company's control. The failure of the Company to comply with financial and other restrictive covenants under any existing or future borrowings may result in an event of default, which, if not cured or waived, could have a material adverse effect on the Company. On November 10, 1995 and March 13, 1996, the Company entered into amendments to its Credit Agreement with Norwest Bank Minnesota ("Norwest"), which, among other things: (i) amended certain definitions, agreements and covenants relating to operating cash flow, senior debt service coverage, and prepayments on subordinated debt, and (ii) waived any breach of financial covenants with respect to senior debt service coverage and with respect to operating cash flow at September 30, 1995 and December 31, 1995. In connection with obtaining the consent of Norwest to the sale of the Notes, on July 17, 1996, the Company received a waiver of any breach with respect to the computation of senior debt service coverage and operating cash flow as of May 31, 1996 for the preceding six months and paid a waiver fee of $20,000. The Company repaid all amounts outstanding under the Norwest Credit Agreement on August 12, 1996 with approximately $7.0 million of the net proceeds derived from the Original Offering of Notes.

    Because the Company historically has experienced operating cash flow deficits, its ability to make cash interest payments on the Notes commencing on February 15, 1997, and to repay its obligations on the Notes at maturity will be dependent on developing one or more sources of significant cash flow prior to the date on which cash interest obligations begin on the Notes. As a result, the Company may seek to (i) refinance all or a portion of the Notes, (ii) invest in companies or assets that will provide substantial cash flow or (iii) sell equity through public or private offerings or to strategic business partners willing to acquire an interest in the Company or its businesses. There can be no assurance that (i) the Company will be able to refinance the Notes, (ii) there will be a market for the debt or equity securities of the Company in the future, or (iii) the Company will be able to locate and acquire companies or assets that will generate substantial cash contributions to the Company prior to the time that cash interest payments will be due on the Notes or prior to maturity of the Notes. The Company's operating cash flow could be affected by provisions of the Indenture which restrict the Company and its subsidiaries from incurring certain indebtedness other than Additional Permitted Indebtedness without triggering an Incurrence Event when the $2 Minimum Threshold is not met and the Company's Pro Forma Interest Coverage (as defined herein) is less than 2.0 to 1. On November 9, 1996, the both the Pro Forma Interest Coverage test and the $2 Minimum Threshold were not met. There can be no assurances that the price of the Company's Common Stock will increase to equal or exceed the $2 Minimum Threshold permitting the Company to incur additional indebtedness, or that if the price equals or exceeds such threshold, the price will not again fail to meet such $2 Minimum Threshold. Moreover, should the Company ever be required to repurchase the Notes, there can be no assurance that the Company will have adequate liquidity to fulfill such obligation. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "DESCRIPTION OF NOTES."

RANKING OF NOTES

    The Notes are senior unsecured obligations of the Company and rank PARI PASSU in right of payment with all existing and future senior obligations of the Company and senior in right of payment to any future subordinated obligations of the Company. Holders of secured obligations of the Company, however, have claims that are prior to the claims of the holders of the Notes with respect to the assets securing such obligations. The Notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments (including trade payables) of the Company's subsidiaries. As of September 30, 1996, the total outstanding consolidated liabilities of the Company and the Company's subsidiaries

(including trade payables) were approximately $8.7 million (exclusive of the Notes), substantially all of which were liabilities of the Company's subsidiaries.

    Subject to (i) the repurchase right of the holders upon an Incurrence Event and (ii) certain limitations on the incurrence of subordinated indebtedness, the Indenture does not limit the amount of additional indebtedness that the Company and its subsidiaries can incur, assume or guarantee. On November 9, the Company became prohibited under the Indenture from incurring certain indebtedness other than Additional Permitted Indebtedness until the average price of the Company's Common Stock for the preceding twenty trading days exceeds $2.00 per share. The Company does not anticipate meeting the Pro Forma Interest test in the forseeable future. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "DESCRIPTION OF NOTES--REPURCHASE AT OPTION OF HOLDER UPON AN INCURRENCE EVENT."

    To the extent the $2 Minimum Threshold or the Pro Forma Interest test have been satisfied, the Company and its subsidiaries may incur significant additional indebtedness in the future in connection with the Company's acquisition program. Subject to the limitations set forth in "DESCRIPTION OF NOTES--CERTAIN COVENANTS--LIMITATION ON LIENS," such indebtedness may be secured. The Notes are obligations exclusively of the Company and not of its subsidiaries. The Company's cash flow and ability to service debt, including the Notes, may be partially dependent upon the earnings of its subsidiaries and the distribution of those earnings to the Company or upon payments of funds by the subsidiaries to the Company. In addition, the payment of dividends and the making of loans and advances to the Company by the subsidiaries may be subject to statutory, contractual or other restrictions, are dependent upon the earnings of those subsidiaries and are subject to various business considerations. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and consequent right of the holders of the Notes to participate in those assets) are structurally subordinated to claims of that subsidiary's creditors (including trade creditors).

AVAILABILITY OF GROWTH OPPORTUNITIES

    The Company has in the past made certain acquisitions and contemplates making additional acquisitions in connection with implementing its business strategy. Execution of the Company's business strategy will involve locating businesses meeting the Company's acquisition criteria, negotiating commercially reasonable terms therefor and integrating those businesses with operations of the Company following acquisition. The Company can be expected to seek to acquire additional customers in its existing markets and in adjacent or related markets. However, depending upon the circumstances and the evolution of the telecommunications market, the Company may make acquisitions in geographic areas or markets outside of the Company's traditional focus on secondary and rural markets in the southwestern and south central United States. The Company may make acquisitions for cash, securities, including the Company's Common Stock, or combinations thereof. The Company's ability to effect such acquisitions may be limited by virtue of the covenants set forth in the Indenture, including that covenant specifically described in "DESCRIPTION OF NOTES--CERTAIN COVENANTS--LIMITATION ON ACQUISITIONS." There can be no assurance that the Company will be able to locate a sufficient number of acquisition targets, that once located, the Company will be able to acquire such entities on a commercially reasonable basis or that upon acquisition the Company will be able to successfully integrate the acquired entity's operations with its own. See "BUSINESS--PROPOSED TRANSACTION". The issuance of equity to effect or finance such acquisitions would have the effect of reducing the percentage ownership of the Company held by each pre-acquisition stockholder, including purchasers of the Conversion Shares or the Shares or holders of the Notes who have exercised their right of conversion into the Company's Common Stock, and the incurrence of indebtedness in connection with such acquisitions could adversely affect the liquidity, results of operations and financial condition of the Company. See "BUSINESS--BUSINESS STRATEGY."

    The southwestern and south central United States is continuing to experience economic and population growth. Although the Company anticipates such growth will result in an overall increase in demand for telecommunications services, no assurance can be given that the domestic telecommunications market will continue to increase at its current rate, if at all, or if it does increase, that the Company's business will be positively affected.

ACQUISITION INTEGRATION; MANAGEMENT OF GROWTH

    As a result of implementing its strategy of growth through acquisitions of regional telecommunications companies, a substantial portion of the Company's growth in recent years has resulted, and in the future is anticipated to result, from acquisitions, which involve certain significant operational and financial risks. Operational risks include the possibility that an acquisition may not ultimately or timely provide the benefits originally anticipated by management, while resulting in operating expenses relating to the acquired business. Financial risks involve the incurrence of indebtedness and the subsequent need to service such indebtedness or the utilization of cash or other assets to consummate the acquisition. There can be no assurance that the Company will be able to accomplish such integration with the Company's operations quickly, or that the efficiencies and growth opportunities anticipated as a result of the combination of the Company and the acquired entities will ever materialize.

    The Company has experienced rapid growth in the number of its employees and the scope of its operations. This growth has resulted in an increased level of responsibility for both existing and new management personnel. To manage its growth effectively, the Company will be required to implement and improve its operating and financial systems and controls and to expand, train and manage its employee base. As a result, the Company will be dependent upon its management to manage both the day-to-day operations of the Company as well as any acquisitions the Company may make. There can be no assurance that the management, systems and controls currently in place or any steps taken to improve such management, systems or controls will be adequate for the Company's needs. See "BUSINESS--BUSINESS STRATEGY."

HIGHLY COMPETITIVE INDUSTRY

    The telecommunications industry is highly competitive. In addition, as a result of changing economic and regulatory conditions, both the number and type of competitors participating in the telecommunications business are expected to change rapidly in the near future. Many of the Company's actual competitors (such as AT&T Corp. ("AT&T"), MCI Communications Corp. ("MCI"), Sprint Corporation ("Sprint"), WorldCom, Inc. ("WorldCom") and others) and potential competitors (such as electric and gas utilities, cable television providers, large data processing companies and others) have financial, personnel and other resources substantially greater than those possessed by the Company. Many of these entities have or can be expected to acquire telecommunications networks having greater geographic scope than the Company's network. The continuing trend toward consolidation and strategic alliances in the telecommunications industry, together with recent and anticipated regulatory changes could give rise to significant new competitors to the Company.

    The Telecommunications Act of 1996 (the "1996 Act") is expected to result in the entry of new competitors, including some or all of the RBOCs, into the domestic long distance market. It is not clear whether the RBOCs will build their own national networks, lease facilities from others or acquire smaller domestic long distance service providers. To the extent that the RBOCs enter the domestic long distance market by acquiring other IXCs, the domestic long distance service industry can be expected to consolidate, resulting in increased competition for the Company from a relatively small number of very large, nationwide providers. No assurance can be given that the Company will be able to compete effectively with the RBOCs or other owners of nationwide long distance networks. See "OVERVIEW OF TELECOMMUNICATIONS INDUSTRY--INDUSTRY BACKGROUND--TELECOMMUNICATIONS ACT OF 1996" and "BUSINESS--COMPETITION."

    The Company believes that customer attrition is common in the long distance and operator services industries. Although the Company has not experienced significant attrition in its various businesses, the

Company's historical levels of customer attrition may not be indicative of future attrition levels, and there can be no assurance that any steps taken by the Company to counter increased customer attrition would accomplish the Company's objectives. See "OVERVIEW OF TELECOMMUNICATIONS INDUSTRY," "BUSINESS--MARKETING AND SALES," "BUSINESS--COMPETITION" and
"BUSINESS--GOVERNMENT REGULATION."

REGULATORY AND LEGISLATIVE UNCERTAINTY

    The Company is currently subject to federal and state government regulations relating to its long distance telephone service and local exchange service. The Company's activities are regulated by the Federal Communications Commission ("FCC") and the PUCs of the various states in which the Company operates. FCC regulatory actions have had, and are expected to continue to have, both positive and negative effects on the Company. The Company's international service is also regulated by the FCC and is further regulated by jurisdictions in which the Company services foreign customers. As with the Company's domestic long distance services, regulatory actions by applicable authorities have had both positive and negative effects on the Company's international service and can be expected to continue to do so.

    The Company is regulated at the federal level by the FCC and is required to maintain international tariffs for its services containing the rates, terms and conditions of service. Due to a recent FCC order, the Company is not currently required to maintain domestic tariffs at the federal level. The Company is required to maintain a certificate, issued by the FCC, in connection with its international services. The intrastate telecommunications operations of the Company are also subject to various state laws and regulations, including prior certification, notification or registration requirements. The Company generally must obtain and maintain certificates of public convenience and necessity from regulatory authorities in those states in which it offers service. In most of these jurisdictions, the Company must file and obtain prior regulatory approval of tariffs for intrastate services. In addition, the Company must update or amend its tariffs and, in some cases, the certificates of public convenience and necessity when rates are adjusted or new products are added to the long distance service offered by the Company. Any failure to maintain proper certification or tariffing could have a material adverse effect on the Company's results of operations and could result in the Company losing the ability to conduct business in one or more jurisdictions. The FCC, the numerous state agencies and foreign governments impose prior approval requirements on transfers of control and assignments of regulatory authorizations. There can be no assurance that the FCC or any other regulatory authority will not raise material issues with regard to the Company's compliance with applicable regulations or that regulatory authorities will not have a material adverse effect on the Company. See "BUSINESS--GOVERNMENT REGULATION."

    The 1996 Act is designed to increase competition in the domestic telecommunications market by removing barriers previously imposed on providers desiring to enter the local access service market. The 1996 Act also removes restrictions to permit the RBOCs and General Telephone and Electronics ("GTE") operating companies to provide long distance service and engage in the manufacturing of telecommunications equipment. As a result of the 1996 Act, the Company is likely to face competition from RBOCs seeking to provide out-of-market services within Arizona, Arkansas, Colorado, Kansas, Louisiana, New Mexico, Oklahoma and Texas. Bell Atlantic has already announced plans to provide out of region long distance service within the state of Texas. Depending on the exact nature and timing of entry by U.S. West, Southwestern Bell and other LECs into the in-region long distance market, competition from those companies could have a material adverse effect upon the Company's results of operations. Southwestern Bell (Texas, Oklahoma, Kansas and Arkansas), U.S. West Communications (New Mexico, Colorado and Arizona) and Bell South (Louisiana) are the principal RBOCs serving the states in the Company's geographic area. Operating subsidiaries of GTE also provide local exchange services in portions of Texas, New Mexico and Arkansas. It can be anticipated that some or all of these RBOCs will establish transmission facilities competitive with those of the Company, to the extent that they have not already done so in connection with other business activities (such as cellular telephone services). Other RBOCs may seek to enter out-of-region markets by entering into business relationships or acquiring IXCs such as the Company. In addition, although the 1996 Act provides for certain safeguards to protect against anti-competitive abuse by the RBOCs, it is unknown whether these safeguards will provide adequate protection and the impact of anti-competitive conduct on the Company, if such conduct occurs, is necessarily uncertain.

    The 1996 Act also addresses a wide range of other telecommunications issues, some of which will potentially impact the Company's operations, including the payment of surcharges for dial around calls, the payment of universal service support discounts on long distance rates charged to hospitals, schools and libraries; the elimination of equal access for all wireless telephones; a sunset provision pertaining to when safeguards designed to prevent the RBOCs from capitalizing on their local exchange monopolies will cease to apply; provisions pertaining to regulatory forbearance by the FCC; the imposition of liability for the unauthorized switching of customers' long distance carriers; the creation of new opportunities for competitive local service providers; and requirements pertaining to the treatment and confidentiality of subscriber network information. It is unknown at this time what impact such legislation and any proposed or final regulations promulgated pursuant to such legislation will have on the Company, if any. See "OVERVIEW OF TELECOMMUNICATIONS INDUSTRY--INDUSTRY BACKGROUND--TELECOMMUNICATIONS ACT OF 1996."

    In addition to the 1996 Act, a variety of other regulatory approaches are being considered by state and federal authorities with regard to deregulating local access services. CLECs have installed local networks in many parts of the country, primarily large urban areas, that allow subscribers to route their long distance traffic directly to a designated IXC, thereby bypassing the LEC. In certain instances, the LECs have been afforded a degree of pricing flexibility in differentiating among markets and carriers in setting access charges and other rates in areas where adequate competition has emerged. Although CLECs exist in a limited number of the Company's markets, including the Dallas and Phoenix markets, a substantial majority of the Company's customers are currently concentrated outside of markets served by CLECs. As LECs become free to set rates and to discriminate between customers, the ability of IXCs which are larger than the Company to obtain volume discounts for access and termination charges could adversely affect the Company by reducing the operating costs of its larger competitors relative to those of the Company. In particular, it is expected that the largest players in the long distance market, such as AT&T, MCI, Sprint and WorldCom will be able to guarantee substantially larger volumes to LECs than will the Company. As deregulation of the local exchange market occurs, LECs may be willing to grant large IXCs significant discounts in return for guarantees of volume. There can be no assurance that the Company will be able to obtain similar discounts.

TECHNOLOGICAL CHANGE AND NEW SERVICES

    The telecommunications industry has been characterized by rapid technological change, frequent new service introductions and evolving industry standards. The Company believes that its future success will depend on its ability to anticipate such changes and to offer market responsive services that meet these evolving industry standards on a timely basis. The effect of technological change upon the Company's business cannot be predicted and there can be no assurance that the Company will have sufficient resources to make the investments necessary to acquire new technology or to introduce new services to satisfy an expanded range of customer needs. See "BUSINESS--BUSINESS STRATEGY."

RISKS RELATING TO DEVELOPMENT OF A LONG DISTANCE NETWORK

    The Company's business strategy includes the continued development of its long distance network. In connection with such development, the Company expects to acquire or lease additional switching equipment and dedicated transmission lines. There can be no assurance that the Company will be able to continue developing its network, or, if it does so develop its network, that such development will be beneficial to the Company. In acquiring or leasing the switching equipment and dedicated transmission lines needed to develop a long distance network, the Company may incur indebtedness or utilize substantial portions of its cash. In addition, in acquiring such equipment and lines, the Company will incur additional fixed operating costs. There can be no assurance that the Company will be able to profitably utilize additional equipment or transmission lines. The Company's success will depend, in part, on its ability to manage the continued expansion of its long distance network. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and "BUSINESS--BUSINESS STRATEGY."

CAPITAL INTENSIVE INDUSTRY; INCREASED EXPENDITURES FOR ANTICIPATED EXPANSION

    The Company operates in a capital intensive industry and will require substantial funds to expand its transmission network and to offset the increased costs associated with anticipated expansion in the Company's marketing and promotional efforts and the corresponding growth of its business. The expansion and growth of the Company's business depends substantially on the ability of the Company to secure sufficient capital resources to finance its capital expenditures. There can be no assurance, however, that such financing will be available or, if available, will be on terms satisfactory to the Company. In addition, implementation of the Company's expansion strategy may be limited by restrictions in the Indenture on the Company's ability to effect certain acquisitions and incur certain indebtedness and certain liens. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," "DESCRIPTION OF NOTES--CERTAIN COVENANTS--LIMITATIONS ON ACQUISITIONS," "--LIMITATION ON LIENS" and "--REPURCHASE AT OPTION OF HOLDER UPON AN INCURRENCE EVENT." To the extent that the Company is unable to increase network capacity to meet the anticipated growth in demand for the Company's long distance telephone service, or to maintain product quality and customer service standards while experiencing such growth, the Company may experience higher levels of customer attrition resulting in a loss of anticipated revenues. In addition, due to the increases in the Company's overhead and operating expenses resulting from the anticipated expansion of its business, the Company's operating results may be adversely affected if revenues do not increase to the extent necessary to offset such increased costs. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--LIQUIDITY AND CAPITAL RESOURCES" and "BUSINESS--BUSINESS STRATEGY."

DEPENDENCE ON THIRD-PARTY TRANSMISSION LINES AND CIRCUITS

    A significant factor in the future profitability of the Company is its ability to transmit its customers' long distance telephone calls over transmission facilities leased from others on a cost effective basis. The Company leases substantially all of its transmission lines and circuits from third parties. The Company's local and long distance telephone business is dependent upon lease arrangements, both long-term and short-term, with others. In addition, the Company's operator services, "800/888" service and international business are also dependent to some extent upon contractual arrangements with third parties.

    During the quarter ended September 30, 1996 and a portion of the fourth quarter ending December 31, 1996, the Company experienced difficulties in obtaining circuits in the states of Arizona, Colorado and New Mexico. This difficulty in obtaining circuits adversely impacted the Company's gross margins and related profitability. The Company may in the future experience difficulties in obtaining circuits as the demand for circuits increases. These circuits, which must be obtained from the local RBOC, CLEC or a competitive access provider, enable the Company's network to operate at optimum efficiency by increasing the number of calls originating and terminating on its network. Should the lack of available circuits recur, this condition will have a negative impact on gross profit margin and related profitability because the Company will be forced to terminate calls off its network at a higher cost than if terminated on its network. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." The Company presently believes it has ample access to lines and circuits as well as additional facilities and services needed to conduct its business. This ongoing availability cannot be assured. See "BUSINESS--THE COMPANY'S NETWORK."

SERVICE INTERRUPTIONS; EQUIPMENT FAILURES

    The Company's business requires transmission and switching facilities and other equipment to be operational 24 hours per day, 365 days per year. Long distance telephone companies, including the Company, have on occasion experienced and may in the future experience temporary service interruptions or equipment failures, in some cases resulting from causes beyond their control, including power failures, fires, floods or other natural disasters at switching facilities, failures caused by unanticipated hardware or software defects, work stoppages or other personnel related problems. Any such event experienced by the Company would impair the Company's ability to service customers and could have a material adverse effect on the Company's business. See "BUSINESS--THE COMPANY'S NETWORK."

HOLIDAY AND SEASONAL VARIATIONS IN REVENUES

    The Company's revenues, and thus its potential earnings, are affected by holiday and seasonal variations. A substantial portion of the Company's revenues are generated by direct dial domestic long distance commercial customers, and, accordingly, the Company experiences decreases in revenues around national holidays when the number of business days is reduced and the commercial customers reduce their usage. In addition, operator services revenues from pay telephone usage declines during the fall and winter months. Additional factors causing pay telephone usage declines are inclement weather, schools being in session, and the lack of vacation travel. Consequently, the Company's fourth fiscal quarter ending December 31, which includes the Thanksgiving, Hanukkah, Christmas and New Year's Eve holidays and the Company's first fiscal quarter ending March 31, historically have been its slowest revenue periods of the Company's fiscal year. The Company's fixed operating expenses, however, do not decrease during these quarters. Accordingly, the Company will likely continue to experience lower revenues and earnings in its first and fourth fiscal quarters when compared with other fiscal quarters.

DEPENDENCE ON KEY PERSONNEL

    The Company believes that its success depends, to a significant extent, on the efforts and abilities of its senior management. In particular, the loss of Jack W. Matz, Jr., the Company's Chairman and Chief Executive Officer, or Paul
R. Miller, the Company's President and Chief Operating Officer, could have a material adverse effect on the Company. In addition, the Company believes that its success will depend in large part upon its ability to attract, retain and motivate skilled employees and other senior management personnel. Although the Company expects to continue to attract sufficient numbers of such persons for the foreseeable future, there can be no assurance that the Company will be able to do so. In addition, because the Company may acquire one or more businesses in the future, the Company's success will be in part dependent upon its ability to retain and integrate into its own operations personnel from acquired entities who are necessary to the continued success or successful integration of the acquired business. See "MANAGEMENT."

LIMITATIONS ON REPURCHASE UPON A FUNDAMENTAL CHANGE OR AN INCURRENCE EVENT

    Upon a Fundamental Change or an Incurrence Event, each holder of the Notes has the right, at the holder's option, to require the Company to repurchase all or a portion of such holder's Notes at a purchase price equal to 100% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The Company's ability to repurchase the Notes upon a Fundamental Change or an Incurrence Event may be limited by the terms of the Company's indebtedness. Each of the terms "Fundamental Change" and "Incurrence Event" is limited to certain specified transactions and may not include other events that may adversely affect the financial condition of the Company, nor would the requirement that the Company offer to repurchase the Notes upon a Fundamental Change or an Incurrence Event necessarily afford the holders of the Notes protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving the Company. There can be no assurance that the Company would have sufficient funds to pay the repurchase price for the Notes tendered by the holders thereof. The Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture, which could, in turn, constitute a default under the terms of other indebtedness that the Company may enter into from time to time. See "DESCRIPTION OF NOTES."

SHARES ELIGIBLE FOR FUTURE SALE

    The sale of a substantial number of shares of the Company's Common Stock in the public market could adversely affect the market price of the Common Stock and the Notes. Certain persons have and will have the right to sell a substantial number of shares publicly. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--LIQUIDITY AND CAPITAL RESOURCES," "MANAGEMENT," "SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT," "TRANSACTIONS WITH RELATED PARTIES" and "DESCRIPTION OF CAPITAL STOCK--REGISTRATION RIGHTS."

ABSENCE OF A PUBLIC MARKET FOR THE NOTES; POSSIBLE VOLATILITY OF NOTE AND COMMON
  STOCK PRICES

    Prior to the resale of the Notes pursuant to this Prospectus, each of the Notes was eligible for trading in the PORTAL market by eligible investors. Notes sold pursuant to this Prospectus will no longer be eligible for trading in the PORTAL market. Furthermore, the Company does not currently intend to list the Notes resold pursuant to this Prospectus on any securities exchange or to seek approval for quotation through any automated quotation system. Although the Initial Purchasers currently make a market in the Notes, they are not obligated to do so and any such market making may be discontinued at any time without notice. Accordingly, there can be no assurance as to the development or liquidity of any market for the Notes resold pursuant to this Prospectus.

    Notes can trade at various prices depending upon many factors, including prevailing interest rates, the Company's operating results and the markets for similar securities. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the Notes. There can be no assurance that the market for the Notes will not be subject to similar disruptions. The liquidity of, and trading market for, the Notes may also be materially and adversely affected by the declines in the market for debt securities generally. Such a decline may materially and adversely affect such liquidity and trading independent of the financial performance of, and prospects for, the Company.

    The market price of the shares of the Company's Common Stock has varied significantly and may be volatile depending on news announcements or changes in general market conditions. In particular, news announcements regarding quarterly results of operations, competitive developments, litigation or governmental regulatory actions impacting the Company may adversely affect the Company's Common Stock price. In addition, because the number of shares of Common Stock held by the public is relatively small, the sale of substantial number of shares of the Common Stock in a short period of time could adversely affect the market price of the Common Stock. See "--SHARES ELIGIBLE FOR FUTURE SALE," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--LIQUIDITY AND CAPITAL RESOURCES," "MANAGEMENT," "SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT," "TRANSACTIONS WITH RELATED PARTIES," "DESCRIPTION OF NOTES" and "DESCRIPTION OF CAPITAL STOCK--REGISTRATION RIGHTS."

FRAUDULENT CONVEYANCE CONSIDERATIONS

    Approximately $9.1 million of the net proceeds of the Original Offering of the Notes was used by the Company to repay and redeem certain indebtedness. Under applicable provisions of federal bankruptcy law and state fraudulent transfer or conveyance laws, if: (i) the Notes were issued by the Company with the intent to hinder, delay or defraud any present or future creditor of the Company or the Company contemplated insolvency with a design to prefer one or more creditors to the exclusion in whole or in part of others; or (ii) at the time the Notes were issued, the Company received less than reasonably equivalent value or fair consideration, and (a) was insolvent or rendered insolvent by reason of such incurrence,

(b) was engaged in a business or transaction for which the remaining assets of the Company constituted unreasonably small capital or (c) intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, the obligations of the Company under the Notes could be avoided, or claims in respect of the Notes could be subordinated to all existing and future debts of the Company. Although the Company believes that at the time of the issuance of the Notes the Company was not insolvent under any of the foregoing tests, that the Company has sufficient capital to carry on its business and that the Company will be able to pay its respective debts as they mature, there can be no assurance that a court passing on such question would agree. See "SELECTED HISTORICAL AND PRO FORMA CONSOLIDATED FINANCIAL AND OTHER OPERATING INFORMATION."

    In rendering their opinion on the validity of the Offered Securities, Arter & Hadden, counsel for the Company, will express no opinion as to federal or state laws relating to fraudulent transfers or conveyances.

ANTI-TAKEOVER EFFECTS OF CERTAIN INSTRUMENTS; UNISSUED PREFERRED STOCK AND
  DELAWARE LAW

    In addition to provisions of the Notes giving rise to repurchase obligations by the Company in the event of a Fundamental Change, certain provisions of the Company's Certificate of Incorporation, Bylaws, stock option plans, Delaware law, employment agreements and severance agreements with certain officers of the Company may have an anti-takeover effect. Such provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder's best interest, including attempts that might result in a premium over the market price for the shares held by stockholders. See "MANAGEMENT--1994 EMPLOYEE STOCK OPTION PLAN," "MANAGEMENT--EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL AGREEMENTS," "DESCRIPTION OF NOTES--REPURCHASE AT OPTION OF HOLDERS UPON AND A FUNDAMENTAL CHANGE," "DESCRIPTION OF CAPITAL STOCK--ANTITAKEOVER PROVISIONS" AND "DESCRIPTION OF CAPITAL STOCK--SEVERANCE AGREEMENTS."

    On August 3, 1995, the Company amended its Certificate of Incorporation and Bylaws to provide for a classified Board of Directors, consisting of three classes. After the transition period, each class of Directors will serve for three years with one class being elected each year. Currently, five members of the Board of Directors have been elected to serve for a term expiring at the 1999 Annual Meeting of Stockholders, and four directors were classified to serve for extended terms expiring at each of the 1997 and 1998 Annual Meetings of Stockholders, respectively. Classification of the Board of Directors makes it more difficult and time consuming for the stockholders to change the overall composition of the Board, in that at least two stockholders' meetings will be required to effect a change in a majority of the Board of Directors.

    In addition to shares of the Series A Cumulative Convertible Preferred Stock (the "Series A Stock") outstanding, 14,750,000 additional shares of Preferred Stock may be issued by the Company in the future without stockholder approval and upon such terms as the Board of Directors may determine. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire or discourage a third party from acquiring, a majority of the outstanding stock of the Company and potentially reduce the likelihood that stockholders would receive a premium to the market value of their shares in any acquisition transaction. See "DESCRIPTION OF CAPITAL STOCK."

    On October 30, 1996, the Board of Directors of the Company created a Takeover Defense Committee of the Board to recommend to the Board on or prior to March 1, 1997 whether it is advisable and in the best interest of the Company and its stockholders to implement any provisions to the Company's Certificate of Incorporation or Bylaws to prevent a hostile takeover of the Company, and if so, the various alternatives that such Committee would recommend to the Board. As of the date hereof, the Committee has not completed its report and has made no recommendation to the Board.

CONCENTRATION OF STOCK OWNERSHIP

    As of November 30, 1996, the directors and executive officers of the Company beneficially owned approximately 51.5% of the Company's Common Stock. See "SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT" and "DESCRIPTION OF CAPITAL STOCK--REGISTRATION RIGHTS." The Company's Chairman and Chief Executive Officer, Jack W. Matz, Jr., beneficially owned approximately 25.6% of the Common Stock as of November 30, 1996. See "DESCRIPTION OF CAPITAL STOCK--ANTI-TAKEOVER PROVISIONS--VOTING AGREEMENTS" for a description of the voting agreements and voting trusts applicable to certain of such shares of Common Stock. As a result, these persons will be able to exercise significant influence over all matters requiring stockholder approval, including the ability to elect a majority of the Company's Board of Directors and to approve of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company.

                                USE OF PROCEEDS

    The Notes and the Conversion Shares being offered hereby are for the account of the Selling Noteholders and the Shares being offered hereby are for the account of the Selling Stockholders. Accordingly, the Company will not receive any of the proceeds from the sale of the Notes, the Conversion Shares or the Shares offered hereby and will receive an aggregate of $1,351,250 arising from the exercise of the Finder's Warrants. These proceeds will be used by the Company for general corporate purposes. See "SELLING NOTEHOLDERS AND SELLING STOCKHOLDERS."

                  SELLING NOTEHOLDERS AND SELLING STOCKHOLDERS

SELLING NOTEHOLDERS

    The Notes were originally issued and sold by the Company in the Original Offering to the Initial Purchasers in transactions exempt from the registration requirements of the Securities Act and simultaneously resold by the Initial Purchasers in the United States to persons reasonably believed by such Initial Purchasers to be "qualified institution buyers" (as defined in Rule 144A of the Securities Act) or to institutional "accredited investors" (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. These purchasers or their transferees, pledgees, donees or successors constitute the Selling Noteholders and may from time to time offer and sell pursuant to this Prospectus any or all of the Notes or the Conversion Shares issuable upon conversion of the Notes.

    The Notes and the Conversion Shares have been registered pursuant to a Registration Rights Agreement between the Company and the Initial Purchasers which provides that the Company file a registration statement with regard to the Notes and the Conversion Shares by December 10, 1996 and keep such registration effective until the earlier to occur of August 12, 1999 or the sale of all Notes and Conversion Shares covered by the Registration Statement. Although none of the Selling Noteholders have advised the Company that they currently intend to sell all or any of the Notes or the Conversion Shares pursuant to this Prospectus, the Selling Noteholders may choose to sell the Notes and the Conversion Shares from time to time upon notice to the Company. See "PLAN OF DISTRIBUTION." Pursuant to the Registration Rights Agreement between the Company and the Initial Purchasers, (1) the Company has agreed to bear all expenses of registration of the Notes and the Conversion Shares (including up to $25,000 of not more than one counsel (in addition to appropriate local counsel) chosen by the holders of a majority in principal amount of the Notes of the Selling Noteholders included in the Registration Statement) except for underwriting fees and commissions, transfer fees or taxes, and (2) the Company and the Selling Noteholders have agreed to certain indemnity provisions between the Company and such Selling Noteholders and controlling persons thereof against certain liabilities, including liabilities arising under the Securities Act.

    Prior to any use of this Prospectus in connection with an offering of the Notes or the Conversion Shares, this Prospectus will be supplemented to set forth the name and number of shares beneficially owned by the Selling Noteholders intending to sell such securities and the number of Notes and/or Conversion Shares to be offered. The Prospectus Supplement will also disclose whether any Selling Noteholder selling in connection with such Prospectus Supplement has held any position or office with, been employed by or otherwise has a material relationship with, the Company or any of its affiliates during the three years prior to the date of the Prospectus Supplement.

SELLING STOCKHOLDERS

    The following table sets forth the name of each of the Selling Stockholders and the number of Shares that may be offered by each. The number of Shares that may be actually sold by each of the Selling Stockholders will be determined by each Selling Stockholder, and may depend upon a number of factors, including among other things, the market price of the Common Stock. Because each of the Selling Stockholders may offer all, some or none of the Shares that each holds, and because the offering contemplated by this Prospectus is currently not being underwritten, no estimate can be given as to the number of Shares that will be held by each of the Selling Stockholders upon or prior to termination of the offering by such Selling Stockholders. See "PLAN OF DISTRIBUTION." The table below sets forth information as of November 30, 1996 concerning the beneficial ownership of the Shares of each of the Selling Stockholders. All information as to beneficial ownership has been furnished by each of the Selling Stockholders.

                                                                                                   SHARES OF
                                                                                   SHARES OF      COMMON STOCK
                                                       SHARES OF COMMON STOCK     COMMON STOCK    BENEFICIALLY
                                                     BENEFICIALLY OWNED BEFORE   OFFERED IN THE   OWNED AFTER
                                                              OFFERING              OFFERING     THE OFFERING*
                                                     --------------------------  --------------  --------------
NAME OF SELLING STOCKHOLDER                            NUMBER      PERCENT(1)        NUMBER          NUMBER
---------------------------------------------------  ----------  --------------  --------------  --------------
Jesup & Lamont Capital Markets, Inc................   1,990,000       11.3%            50,000      1,940,000(2)
Economy Communications, Inc........................      26,316        **              26,316              0
Phillip and Rae Huberfeld..........................      16,353        **              16,353              0
Moses Elias........................................      16,353        **              16,353              0
Muller Trading L.P.................................     400,000        2.5%(3)        400,000              0
Mark Kabbash.......................................     250,000        1.6%(4)        250,000              0
Barretto Pacific Corp..............................     100,000        ** (5)         100,000              0

------------------------

*   Assumes all Shares of Common Stock are sold.

**  Represents less than one percent (1%).

(1) Shares of Common Stock which were not outstanding but which could be acquired upon exercise of any warrant or option within sixty (60) days of November 30, 1996 are deemed outstanding for the purpose of computing the percentage of outstanding shares beneficially owned. However, such shares are not deemed to be outstanding for any other purpose except as noted elsewhere herein. There were 15,640,535 shares of Common Stock issued and outstanding as of November 30, 1996.

(2) Represents 11.0% of the Company's issued and outstanding Common Stock as of November 30, 1996.

(3) Includes 300,000 shares of Common Stock issuable upon exercise of such Selling Stockholder's Finder's Warrant issued March 7, 1996 and exercisable until March 6, 1998, and 100,000 shares of Common Stock issuable upon exercise of such Selling Stockholder's Finder's Warrant issued June 21, 1996 and exercisable until June 21, 1998.

(4) All 250,000 shares of Common Stock are issuable upon exercise of such Selling Stockholder's Finder's Warrant issued March 7, 1996 and exercisable until March 6, 1998.

(5) All 100,000 shares of Common Stock are issuable upon exercise of such Selling Stockholder's Finder's Warrant issued June 21, 1996 and exercisable until June 21, 1998.

    On July 31, 1995, the Company entered into a (1) Share Purchase Agreement with JLCM pursuant to which JLCM purchased 166,667 shares of the Company's Series A Cumulative Convertible Preferred Stock ("Series A Stock") for $1,500,000 (the "Share Purchase Agreement"), and (2) a Warrant Purchase Agreement with JLCM pursuant to which the Company issued to JLCM a Common Stock Purchase Warrant (the "JLCM Warrant") exercisable into an aggregate of 500,000 shares of Common Stock, subject to adjustment in certain events (the "Warrant Purchase Agreement"). The JLCM Warrant is exercisable through July 31, 1998. JLCM has certain registration rights pursuant to which the Company previously registered for resale (the Company's Form S-3 Registration Statement No. 33-64271) by JLCM 500,000 shares of Common Stock issuable upon conversion of the Series A Stock held by JLCM and 1,333,336 shares of Common Stock issuable upon exercise of the JLCM Warrant. On March 25, 1996, the Company entered into a Settlement Agreement with JLCM pursuant to which the Company issued to JLCM 50,000 shares of Common Stock which have the same registration rights as the shares issuable upon conversion of the Series A Stock and the JLCM Warrant pursuant to which the Company is registering such shares pursuant to the Registration Statement. On July 31, 1996, the Company issued to JLCM an additional 13,333 shares of Series A Stock as a stock dividend on the Series A Stock, and such shares are currently convertible into 106,664 shares of Common Stock. Such shares are also covered by the registration rights granted under the Share Purchase Agreement, but are not registered under the Registration Statement hereunder. JLCM served as financial advisor to the Company in connection with the financing of the USC acquisition. Reuben Richards, Senior Managing Director of JLCM, and Howard Curd, Managing Director of JLCM, both serve on the Company's Board of Directors. See "MANAGEMENT--DIRECTORS AND EXECUTIVE OFFICERS" and "TRANSACTIONS WITH RELATED PARTIES." The Company has agreed to bear all costs associated with such registration except underwriter's fees or commissions and legal fees and expenses of JLCM in excess of $20,000. See "DESCRIPTION OF CAPITAL STOCK--REGISTRATION RIGHTS."

    On March 13, 1996, the Company purchased effective as of February 1, 1996 substantially all the assets of Economy, a switched reseller of long distance services located in McKinney, Texas. The Company issued 26,316 shares of Common Stock as consideration for such assets in a private placement transaction. The acquisition agreement included registration rights pursuant to which the Company has registered such shares pursuant to the Registration Statement. The Company has agreed to bear all costs associated with such registration except any underwriter's fees or commissions, transfer taxes, and the fees and expenses of accountants, legal counsel and other representatives of Economy. See "REGISTRATION RIGHTS."

    On March 18, 1996, the Company entered into Subscription Agreements with each of Phillip and Rae Huberfeld and Moses Elias pursuant to which the Huberfelds and Mr. Elias each purchased $50,000 of the Company's March 18 Debentures. Pursuant to certain negotiated rights in the Subscription Agreements, the Huberfelds and Mr. Elias were each also issued 16,353 shares of Common Stock. The March 18 Debentures were redeemed on August 23, 1996 for $51,937.50. Pursuant to its obligations under the Subscription Agreements, the Company has registered such 32,706 shares of Common Stock pursuant to the Registration Statement. The Company has agreed to bear all costs associated with such registration except any underwriter's fees or commissions and the fees and expenses of legal counsel for such persons. See "DESCRIPTION OF CAPITAL STOCK--REGISTRATION RIGHTS."

    Pursuant to a Letter Agreement dated February 28, 1996 between the Company and Mueller Trading L.P. ("Mueller"), on March 7, 1996 the Company issued to Mueller as a finder's fee in connection with the issuance of the Company's 9% Convertible Subordinated Debentures Due March 7, 1997, March 18, 1997 and April 10, 1997 (the "March and April Debentures") a Warrant exercisable for 300,000 shares of Common Stock at $1.40 per share until March 6, 1998. Pursuant to its obligations under the Letter Agreement, the Company has registered the shares issuable upon exercise of this Warrant under the Registration Statement, and the Company has agreed to bear all costs associated with such registration except any underwriter's fees or commissions and the fees and expenses of legal counsel for Mueller. See "DESCRIPTION OF CAPITAL STOCK--REGISTRATION RIGHTS."

    Pursuant to a Letter Agreement dated February 28, 1996 between the Company and VistaQuest, Inc. ("VQI"), on March 7, 1996 the Company issued to Mark Kabbash, President of VQI, as a finder's fee in connection with the issuance of the Company's March and April Debentures a Warrant exercisable for 250,000 shares of Common Stock at $2.125 until March 6, 1998. Pursuant to its obligations under the letter agreement, the Company has registered the shares issuable upon exercise of this Warrant under the Registration Statement, and has agreed to bear all costs associated with such registration except any underwriter's fees or commissions and the fees and expenses of legal counsel for Mr. Kabbash. See "DESCRIPTION OF CAPITAL STOCK--REGISTRATION RIGHTS."

    Pursuant to Letter Agreements dated June 21, 1996 between the Company and each of Mueller and Barretto Pacific Corp. ("BPC"), on June 21, 1996 the Company issued to each of Mueller and BPC as a finder's fee in connection with the issuance of the Company's 9% Convertible Subordinated Debentures Due June 21, 1997 (the "June Debentures") a Warrant exercisable for 100,000 shares of Common Stock at $2.00 per share until June 21, 1998. The Company has registered an aggregate of 200,000 shares of Common Stock issuable upon exercise of such warrants pursuant to registration rights granted under such letter agreements, and the Company has agreed to bear all costs associated with such registration except any underwriter's fees or commission, transfer taxes and fees and expenses of legal counsel for Mueller and BPC. See "DESCRIPTION OF CAPITAL STOCK--REGISTRATION RIGHTS." On August 27, 1995, the Company entered into a one year Agreement with BPC pursuant to which BPC provides public relations services for the Company, including dissemination of information provided by the Company concerning its business and affairs in exchange for a $40,000 fee.

    In the September 20, 1995 private placement of the Company's securities, Mueller purchased 5,000 shares of the Company's Common Stock and a warrant exercisable for 5,000 shares of Common Stock until September 11, 1997 at $1.25 per share, and Moses Elias purchased 8,000 shares of the Company's Common Stock and a warrant exercisable for 8,000 shares of Common Stock until September 11, 1997 at $1.25 per share. Both Mueller and Mr. Elias entered into a Voting Agreement with the Company and Jack W. Matz, Jr., the Company's Chairman and Chief Executive Officer, pursuant to which such persons granted Mr. Matz the right to vote such shares until August 31, 2005. Mueller and Mr. Elias exercised such warrants on May 29, 1996 and have transferred all such shares pursuant to the Company's Registration Statement No. 33-64271, and such shares are no longer subject to the Voting Agreement.

    Other than as set forth under "SELLING NOTEHOLDERS AND SELLING STOCKHOLDERS--SELLING STOCKHOLDERS," "REGISTRATION RIGHTS" and "TRANSACTIONS WITH RELATED PARTIES," none of the Selling Stockholders were affiliated with the Company within the last three fiscal years.

    In connection with the offering made hereby, the Company and each of the Selling Stockholders have entered into an agreement that contains certain indemnity provisions between the Company and such Selling Stockholder and any controlling persons thereof against certain liabilities, including liabilities arising under the Securities Act.

                              PLAN OF DISTRIBUTION

    The Offered Securities may be sold from time to time to purchasers directly by the Selling Noteholders or the Selling Stockholders holding such Offered Securities. Alternatively, the Selling Noteholders or the Selling Stockholders may from time to time offer the Offered Securities they own to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Noteholders or the Selling Stockholders, as the case may be, or the purchasers of such Offered Securities for whom they may act as agents. The Selling Noteholders and the Selling Stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the Offered Securities may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of such Offered Securities and any discounts, commissions, concessions or other compensation received by any such underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

    The Offered Securities may be sold from time to time in one or more transactions at fixed prices, at the prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. This sale of the Offered Securities may be effectuated in transactions (which may involve crosses or block transactions) (i) on any national securities exchange or quotation service which the Offered Securities may be listed or quoted at the time of sale, (ii) in the over-the-counter market, and (iii) in transactions otherwise than on such exchanges or in the over-the-counter markets. At the time a particular offering of the Offered Securities is made, a Prospectus Supplement, if required, will be distributed which will set forth the aggregate amount of the type of Offered Securities being offered and the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Noteholders or the Selling Stockholders, as the case may be, and any discounts, commissions or concessions allowed or reallowed to be paid to broker/dealers. To comply with the securities laws of certain jurisdictions, if applicable, the Offered Securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the Offered Securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or an exemption from registration or qualification is available and is complied with.

    As described in "Selling Noteholders and Selling Stockholders," the Company has agreed to pay all expenses of registration of the Offered Securities with certain exceptions. The Selling Noteholders and the Selling Stockholders will be indemnified by the Company against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. The Company will be indemnified by such persons severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock is currently traded on the SmallCap Market under the symbol "STEL." Prior to January 1995, the Company's Common Stock had traded on the same market under the symbol "SAHI." The table below sets forth the high and low closing sale price for the Common Stock on the SmallCap Market for the periods indicated. All price quotations represent prices between dealers, without retail mark-ups, mark-downs or commissions and may not represent actual transactions. See "RISK FACTORS--ABSENCE OF A PUBLIC MARKET FOR THE NOTES; POSSIBLE VOLATILITY OF NOTE AND COMMON STOCK PRICES."

                                                                          CLOSING SALE PRICE
                                                                         --------------------
                                                                           HIGH        LOW
                                                                         ---------  ---------
Fiscal Year Ended December 31, 1994:
  First Quarter........................................................  $    5.25  $    3.00
  Second Quarter.......................................................  $    5.00  $    2.19
  Third Quarter........................................................  $    4.00  $    2.31
  Fourth Quarter.......................................................  $    3.63  $    2.12
Fiscal Year Ended December 31, 1995:
  First Quarter........................................................  $    2.32  $    1.19
  Second Quarter.......................................................  $    2.50  $    1.50
  Third Quarter........................................................  $    2.94  $    1.56
  Fourth Quarter.......................................................  $    3.03  $    1.81
Fiscal Year Ending December 31, 1996:
  First Quarter........................................................  $    2.59  $    2.03
  Second Quarter.......................................................  $    3.84  $    2.03
  Third Quarter........................................................  $    3.75  $    2.38
  Fourth Quarter (through December 5, 1996)............................  $    3.38  $    1.50

    On December 5, 1996, the last reported sale price of the Common Stock as reported on the SmallCap Market was $1.50 per share. As of November 30, 1996, there were 467 holders of record of the Common Stock.

                                DIVIDEND POLICY

    The Company has not declared or paid cash dividends on its Common Stock since inception. Dividends on the Company's outstanding Series A Stock accrue at the rate of $.72 per share per annum and are payable in kind in the form of Series A Stock or in cash. On July 31, 1996, the Company issued an additional 13,333 shares of Series A Stock to the holders thereof in connection with the first annual dividend distribution. The Company anticipates that any income generated in the foreseeable future will be retained for the development and expansion of its business and the repayment of indebtedness and therefore does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The Indenture restricts the payment of dividends in certain cases. See "DESCRIPTION OF NOTES--CERTAIN COVENANTS--LIMITATIONS ON RESTRICTED PAYMENTS." Future borrowings, if any, obtained by the Company or any of its subsidiaries may also prohibit or restrict the payment of dividends or other distributions. Subject to the waiver of such prohibitions and compliance with such limitations, the payment of cash dividends on shares of the Common Stock will be within the discretion of the Company's Board of Directors and will depend upon the earnings of the Company, the Company's capital requirements, applicable requirements of the Delaware General Corporation Law (the "DGCL") and other factors that are considered relevant by the Company's Board of Directors.

                       SELECTED HISTORICAL AND PRO FORMA
             CONSOLIDATED FINANCIAL AND OTHER OPERATING INFORMATION

    The selected historical consolidated financial information presented below (other than the unaudited information as of and for the nine months ended September 30, 1995 and 1996 and the pro forma information) are derived from the audited Consolidated Financial Statements of the Company. The unaudited pro forma information assumes that the acquisition of USC was completed at the beginning of 1995. The selected unaudited consolidated financial information as of and for the nine months ended September 30, 1995 and 1996, in the opinion of management, reflect all adjustments, consisting only of a normal recurring nature, necessary for a fair presentation of the consolidated financial position and consolidated results of operations for interim periods. The consolidated operating results for the nine months ended September 30, 1996 are not necessarily indicative of the results which ultimately will be reported for the full fiscal year ending December 31, 1996. The unaudited pro forma combined results of operations gives effect to the consummation of the USC acquisition as if it was completed on January 1, 1995. All of the following information should be read in conjunction with the financial statements as set forth in the index on page F-1 and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" contained elsewhere herein.

                                                                                                   PRO FORMA       NINE MONTHS
                                                                                                   YEAR ENDED    ENDED SEPTEMBER
                                                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,         30,
                                                              ----------------------------------  ------------   ----------------
                                                               1992     1993    1994(1)  1995(1)    1995(2)      1995(1)  1996(1)
                                                              -------  -------  -------  -------  ------------   -------  -------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

STATEMENT OF OPERATIONS DATA:
  Telecommunications revenues...............................  $   546  $ 2,592  $ 9,755  $20,748    $28,695      $13,773  $22,200
  Cost of revenue...........................................      573    2,395    8,298   14,116     18,754        9,575   13,059
                                                              -------  -------  -------  -------  ------------   -------  -------
  Gross profit (loss).......................................      (27)     197    1,457    6,632      9,941        4,198    9,141
  Operating expenses:
    General and administrative..............................    1,134    1,096    2,854    6,478      9,354        4,529    7,408
    Depreciation and amortization...........................      104      143      413    1,287      1,837          910    1,607
    Nonrecurring Russian venture charges....................    --       --       --         143        143          143    --
                                                              -------  -------  -------  -------  ------------   -------  -------
      Total operating expenses..............................    1,238    1,239    3,267    7,908     11,334        5,582    9,015
                                                              -------  -------  -------  -------  ------------   -------  -------
  Income (loss) from continuing operations before other
    income (expense) and extraordinary item.................   (1,265)  (1,042)  (1,810)  (1,276)    (1,393)      (1,384)     126
  Other income (expense):
    Interest expense........................................      (12)     (12)     (30)    (683)    (1,184)        (364)  (1,352)
    Other, net..............................................       19       84       21       24         24           10       46
                                                              -------  -------  -------  -------  ------------   -------  -------
      Total other income (expense)..........................        7       72       (9)    (659)    (1,160)        (354)  (1,306)
                                                              -------  -------  -------  -------  ------------   -------  -------
  Loss from continuing operations before extraordinary
    item....................................................   (1,258)    (970)  (1,819)  (1,935)   $(2,553)      (1,738)  (1,180)
                                                                                                  ------------
                                                                                                  ------------
  Discontinued operations:
    Loss from title plant services operations...............     (104)    (106)    (478)   --                      --       --
    Provision for operating losses during phase-out
      period................................................    --       --        (150)    (475)                   (475)   --
    Loss from impairment....................................    --       --       --      (4,056)                  --       --
                                                              -------  -------  -------  -------                 -------  -------
    Loss from discontinued operations.......................     (104)    (106)    (628)  (4,531)                   (475)   --
                                                              -------  -------  -------  -------                 -------  -------
  Loss before extraordinary item............................   (1,362)  (1,076)  (2,447)  (6,466)                 (2,113)  (1,180)
  Extraordinary item-gain on extinguishment of debt.........    --       --       --       --                      --       1,817
                                                              -------  -------  -------  -------                 -------  -------
  Net income (loss).........................................   (1,362)  (1,076)  (2,447)  (6,466)                 (2,213)     637
  Preferred dividend requirements, including accretion......    --       --       --        (125)                    (37)    (198)
                                                              -------  -------  -------  -------                 -------  -------
  Net income (loss) applicable to common shareholders.......  $(1,362) $(1,076) $(2,447) $(6,591)                $(2,250) $   439
                                                              -------  -------  -------  -------                 -------  -------
                                                              -------  -------  -------  -------                 -------  -------

                                                                                                   PRO FORMA       NINE MONTHS
                                                                                                   YEAR ENDED    ENDED SEPTEMBER
                                                                   YEAR ENDED DECEMBER 31,        DECEMBER 31,         30,
                                                              ----------------------------------  ------------   ----------------
                                                               1992     1993    1994(1)  1995(1)    1995(2)      1995(1)  1996(1)
                                                              -------  -------  -------  -------  ------------   -------  -------
                                                                       (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
  Loss per weighted average common share outstanding:
    Continuing operations...................................  $ (0.34) $ (0.18) $ (0.20) $ (0.17)   $ (0.22)     $ (0.16) $ (0.07)
                                                                                                  ------------
                                                                                                  ------------
    Discontinued operations.................................    (0.03)   (0.02)   (0.07)   (0.39)                  (0.04)   --
    Extraordinary item......................................    --       --       --       --                      --        0.11
                                                              -------  -------  -------  -------                 -------  -------
    Net income (loss) per share.............................  $ (0.37) $ (0.20) $ (0.27) $ (0.56)                $ (0.20) $  0.04
                                                              -------  -------  -------  -------                 -------  -------
                                                              -------  -------  -------  -------                 -------  -------
    Weighted average number of common shares outstanding....    3,684    5,480    9,200   11,639     11,639       11,129   16,962
                                                              -------  -------  -------  -------  ------------   -------  -------
                                                              -------  -------  -------  -------  ------------   -------  -------
OTHER DATA:
  Gross profit margin.......................................    --           8%      15%      32%        35%          30%      41%
  EBITDA (loss), as defined herein(3).......................  $(1,161) $  (899) $(1,397) $   154    $   587      $  (331) $ 1,732

                                                                                        AS OF DECEMBER 31,   AS OF SEPTEMBER 30,
                                                                                       --------------------  --------------------
                                                                                         1994       1995       1995       1996
                                                                                       ---------  ---------  ---------  ---------
                                                                                                 (DOLLARS IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents..........................................................  $     331  $     824  $     271  $  12,691
  Total assets.......................................................................     11,777     26,041     29,801     48,243
  10% Convertible Notes..............................................................     --         --         --         27,200
  Total debt(4)......................................................................        650     11,669     10,791     29,158
  Total liabilities..................................................................      1,793     15,933     14,755     35,864
  Series A Cumulative Convertible Preferred Stock....................................     --          1,129      1,239      1,310
  Shareholders' equity...............................................................      9,984      8,979     13,807     11,069
OPERATING DATA:
  Employees..........................................................................         58        165        199        263
  Sales offices......................................................................          2         20         20         25
  Customers..........................................................................      1,282     23,145     22,380     25,719
  Switches...........................................................................          1          2          2          3

--------------------------

(1) The selected historical consolidated financial and other information includes the acquisitions of LDN effective March 1, 1994, USC effective June 1, 1995, and FCLD effective September 1, 1996.

(2) The unaudited pro forma consolidated financial information for the Company assumes that the acquisition of USC was completed on January 1, 1995. The pro forma amounts represent the historical operating results of USC combined with those of the Company with appropriate adjustments which give effect to interest expense, amortization and utilization of consolidated net operating loss carryforwards. These pro forma amounts are not necessarily indicative of consolidated operating results which would have occurred had USC been included in the operations of the Company during all of 1995, or which may result in the future, because these amounts do not reflect full transmission and switched service cost optimization, and the synergistic effect on operating, selling, general and administrative expenses.

(3) Earning (loss) before interest, taxes, depreciation, amortization, nonrecurring charges, and other income (expense) or "EBITDA" (as defined herein), is a commonly used measure of performance in the telecommunications industry. As used herein, EBITDA is not intended as either a substitute or replacement for operating income (as presented according to GAAP) as a measure of the financial results of operations or for cash flows from operations (as presented according to GAAP).

(4) Total debt consists of debt (both short- and long-term) and capital lease obligations.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

    The following is a discussion of the consolidated financial condition and results of operations of the Company for the three years ended December 31, 1993, 1994 and 1995 and for the three and nine months ended September 30, 1995 and 1996. It should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto included elsewhere in this Prospectus.

GENERAL

    The Company is a regional IXC providing a wide range of domestic telecommunications services through its network of owned and leased facilities. The Company's customer base is primarily composed of small and medium sized commercial accounts and residential customers concentrated in secondary and rural markets in the southwestern and south central United States. In addition to providing "1+" domestic long distance services, the Company also offers international long distance services, operator and wireless services, and other products such as voice and data private lines, "800/888" services, Internet access, travel cards and wholesale long distance services. In addition, the Company recently began test marketing the resale of local exchange services of Southwestern Bell in portions of Texas through the grant of an SPCOA by the Texas PUC.

    The Company entered the telecommunications business in 1991 through the acquisition of NATC, a telecommunications provider offering international long distance service to foreign customers. In 1994 and 1995, the Company acquired two Texas-based switchless resellers (e.g., entities which resell long distance services but do not own or lease switching equipment or transmission facilities), LDN and USC. During 1996, the Company purchased substantially all of the assets of FCLD, a switched reseller of long distance telephone services located in Amarillo, Texas. In addition, the Company acquired the assets of Economy, a switchless reseller of long distance telephone services located in McKinney, Texas, and acquired Uniquest Communications, Inc., a company engaged in third party customer verification services and outbound telemarketing. Also during late 1995 and early 1996, the Company purchased and installed switches in Dallas, Texas and Phoenix, Arizona and added leased transmission facilities between these switches and the operator switch the Company acquired in the USC acquisition. The Company expanded its network through the acquisition of switching equipment in Amarillo and Lubbock in connection with the FCLD acquisition.

    The FCLD acquisition was effective September 1, 1996. The assets acquired included FCLD's customer base of approximately 4,500 customers and two Siemens Stromberg-Carlson DCO Central Office type switches, which will be integrated into the Company's existing network. FCLD has annualized revenues of approximately $3 million based on its August 1996 monthly revenue.

    The Company markets its services in areas in the southwestern and south central United States served by its network primarily under the "USC," "USI," "Southwest Long Distance Network," and "First Choice Long Distance" trade names. The growth of the Company's initial customer base was the result of its acquisition of LDN, USC and FCLD. The Company anticipates future growth will result from sales and marketing efforts of its sales force and from continued acquisitions of telecommunications companies within its market area or adjacent thereto.

    On August 12, 1996, the Company consummated a private placement of $27,200,000 of the Notes. The Notes are currently convertible into the Company's Common Stock at a conversion price of $2.55 per share. The net proceeds from the sale of the Notes were approximately $25.4 million after giving effect to the transaction related fees and expenses. The Company used approximately $12.0 million of the net proceeds from the private placement to repay certain indebtedness, and to repurchase or redeem certain shares of the Company's Common Stock and outstanding debentures. The Company plans to utilize the balance of the proceeds (approximately $13.4 million) primarily to effect acquisitions and strategic alliances, to make capital expenditures, and for general corporate purposes. As of November 30, the Company had cash and cash equivalents of $9.5 million.

    The geographic concentration of LDN's, USC's, Economy's, and FCLD's customers have allowed the Company to add call volume to its network and provided the Company with the opportunity to expand its network into adjacent geographic areas.

    In addition, commencing in October 1994, the Company modified its marketing efforts to focus on building revenues derived from switched "1+" domestic long distance and related services such as private line services, "800/888" service and travel cards, and reduced its marketing of pay telephone operator assistance, wholesale long distance services and international call-back.

RESULTS OF OPERATIONS

    The following table sets forth certain items in the Company's Consolidated Statements of Operations as a percentage of its revenues for the years ended December 31, 1993, 1994 and 1995 and the three and nine months ended September 30, 1995 and 1996. For purposes of this Management's Discussion and Analysis, the term "revenues" refers to the Company's telecommunications revenues as reflected in the Company's Consolidated Statement of Operations, exclusive of any revenues attributable to discontinued operations.

                                                        YEARS ENDED DECEMBER 31,
                                                    --------------------------------
                                                      1993        1994        1995
                                                    ---------  -----------  --------

Operating revenue.................................       100 %        100 %     100%
Cost of revenue...................................        92           85        68
                                                    ---------  -----------  --------
Gross profit......................................         8           15        32
Operating expenses:
  General and administrative......................        42           30        32
  Depreciation and amortization...................         6            4         6
  Nonrecurring Russian venture charge.............     --          --         --
                                                    ---------  -----------  --------
Income (loss) from continuing operations before
  other...........................................       (40 )        (19 )      (6)
Other income (expense)............................         3       --            (3)
                                                    ---------  -----------  --------
Loss from continuing operations...................       (37 )        (19 )      (9)
Loss from discontinued operations.................        (4 )         (6 )     (22)
Extraordinary gain (loss) on extinguishment of
  debt............................................     --          --         --
                                                    ---------  -----------  --------
Net income (loss).................................       (41 )%        (25 )%     (31)%
                                                    ---------  -----------  --------
                                                    ---------  -----------  --------
EBITDA (loss), as defined herein(1)...............  $(899,333) $(1,397,324) $153,514
                                                    ---------  -----------  --------
                                                    ---------  -----------  --------

                                                    THREE MONTHS ENDED    NINE MONTHS ENDED
                                                      SEPTEMBER 30,         SEPTEMBER 30,
                                                    ------------------  ---------------------
                                                      1995      1996      1995        1996
                                                    --------  --------  ---------  ----------
Operating revenue.................................      100 %     100 %      100 %       100 %
Cost of revenue...................................       66        60         70          59
                                                    --------  --------  ---------  ----------
Gross profit......................................       34        40         30          41
Operating expenses:
  General and administrative......................       34        35         33          33
  Depreciation and amortization...................        7         8          6           7
  Nonrecurring Russian venture charge.............        2     --             1      --
                                                    --------  --------  ---------  ----------
Income (loss) from continuing operations before
  other...........................................       (9 )      (3 )      (10 )         1
Other income (expense)............................       (3 )      (8 )       (3 )        (6 )
                                                    --------  --------  ---------  ----------
Loss from continuing operations...................      (12 )     (11 )      (13 )        (5 )
Loss from discontinued operations.................       (3 )   --            (3 )    --
Extraordinary gain (loss) on extinguishment of
  debt............................................    --           (4 )    --              8
                                                    --------  --------  ---------  ----------
Net income (loss).................................      (15 )%     (15 )%      (16 )%         3 %
                                                    --------  --------  ---------  ----------
                                                    --------  --------  ---------  ----------
EBITDA (loss), as defined herein(1)...............  $(32,932) $429,874  $(330,934) $1,732,309
                                                    --------  --------  ---------  ----------
                                                    --------  --------  ---------  ----------

------------------------------

(1) Earnings (loss) before interest, taxes, depreciation, amortization, nonrecurring charges, and other income (expense) or "EBITDA" (as defined herein), is a commonly used measure of performance in the telecommunications industry. As used herein, EBITDA is not intended as either a substitute or replacement for operating income (as presented according to GAAP) as a measure of financial results of operations or for cash flows from operations (as presented according to GAAP).

THREE MONTHS ENDED SEPTEMBER 30, 1996 VERSUS THREE MONTHS ENDED SEPTEMBER 30,
  1995

    Revenues increased by $502,417, or 7%, from $7,459,367 for the three months ended September 30, 1995 to $7,961,784 for the three months ended September 30, 1996. This $502,417 net increase in revenues was the result of (i) the FCLD acquisition which contributed $222,923, (ii) a $501,570 increase in the Company's "1+" revenue primarily arising from internal growth (excluding the FCLD acquisition), and (iii) a net decline of $222,076 in revenue relating to certain operator services, and the Company's wholesale and international business which the Company is de-emphasizing. The Company has continued to emphasize the generation of "1+" revenue from internal growth and acquisitions, and to de-emphasize the marketing of its operator service, wholesale and international business because "1+" business currently carries higher gross profit margins. As a result, the Company expects its operator services, wholesale and international revenues to remain flat or decline in the future, unless an opportunity arises whereby the margins for such lines of business are acceptable to management of the Company.

    Gross profit increased by $678,044 from $2,514,633 for the three months ended September 30, 1995 to $3,192,677 for the same quarter in 1996. The gross profit margin increased by 6% from 34% for the three months ended September 30, 1995 to 40% for the three months ended September 30, 1996. This increase was primarily attributable to the integration and operation of the Company's network coupled with an increased number of calls originating and terminating on the network more than offsetting the unfavorable impact of the circuit availability problems experienced during the three months ended September 30, 1996, as disucussed under "Liquidity and Capital Resources." Additionally, there has been an improved call mix with the lower margin operator service and wholesale traffic declining while being replaced with the higher margin "1+" type traffic.

    General and administrative expense increased by $215,238 from $2,547,565 for the three months ended September 30, 1995 to $2,762,803 for the same quarter in 1996, and as a percentage of revenues, increased from 34% in 1995 to 35% in 1996. The increase in total general and administrative expense and small increase as a percentage of revenues is primarily attributable to the gearing up for additional growth and acquisitions in anticipation of an earlier closing date for the Original Offering of Notes than the actual closing date in August 1996.

    Depreciation and amortization expense increased by $125,711 from $533,213 for the three months ended September 30, 1995 to $658,924 for the same quarter in 1996, and as a percentage of revenues, increased from 7% in 1995 to 8% in 1996. This increase resulted from higher depreciation and amortization charges arising from the acquisition of FCLD and increased depreciation from the acquisition of switching and other network equipment.

    During the third quarter of 1995, the Company incurred a $143,558 nonrecurring charge to operations relating to the discontinuation of its non-telecommunications Russian ventures. This charge was made for costs associated with winding down the affairs of these ventures including termination costs, collectability of receivables, and write-downs of certain assets.

    EBITDA increased by $462,806 from a negative $32,932 for the three months ended September 30, 1995 to a positive $429,874 for the same quarter in 1996. This increase is primarily attributable to improved gross profit margins on increased revenues.

    The Company incurred a loss from continuing operations of $709,703 for the three months ended September 30, 1995 versus a loss from continuing operations of $229,050 for the same quarter in 1996. This improvement was primarily attributable to improved gross profit margins, partially offset by increased depreciation and amortization.

    The Company had net other expense of $241,262 for the three months ended September 30, 1995 compared to net other expense of $606,355 for the same quarter in 1996. This increase was primarily due to an increase in interest expense from $253,727 to $658,212 related to the Original Offering of the Notes in August 1996.

    The Company recorded an additional $225,000 provision for operating losses during the phase-out period for its discontinued Strategic Abstract and Title Corporation ("SATC") subsidiary for the three months ended September 30, 1995. On February 29, 1996, SATC was sold to a key member of SATC management and an impairment loss was recorded as of December 31, 1995.

    The Company incurred a loss on extinguishment of debt of $331,813 for the three months ended September 30, 1996. This loss relates to the Company's redemption of its $2 million principal amount of convertible debentures from the proceeds of the Original Offering of Notes. The convertible debentures had been recorded at less than the principal or face amount due to the valuation of warrants issued in conjunction with these convertible debentures.

    The Company incurred a net loss of $1,175,965 for the three months ended September 30, 1995 as compared to a net loss of $1,167,218 for the same quarter in 1996. This improvement is primarily attributable to the increased interest expense and the one-time extraordinary loss on extinguishment of debt, partially offset by improved gross profit margins on increased revenues.

NINE MONTHS ENDED SEPTEMBER 30, 1996 VERSUS NINE MONTHS ENDED SEPTEMBER 30, 1995

    Revenues increased $8,426,787, or 61%, from $13,772,942 for the nine months ended September 30, 1995 to $22,199,729 for the nine months ended September 30, 1996. This $8,426,787 net increase in revenues was the result of (i) the customers, net of attrition, obtained in the USC acquisition which contributed $5,971,677, (ii) the FCLD acquisition which contributed $222,923, (iii) a $3,112,283 increase in the Company's "1+" revenue primarily arising from internal growth (excluding the USC and FCLD acquisitions), and (iv) a net decline of $880,096 in revenue relating to certain operator services, and the Company's wholesale and international business which the Company is de-emphasizing. The Company has continued to emphasize the generation of "1+" revenue from internal growth and acquisitions, and to de-emphasize the marketing of its operator service, wholesale and international business because "1+" business carries a higher gross profit margin. As a result, the Company expects its operator services, wholesale and international revenues to remain flat or decline in the future, unless an opportunity arises whereby the margins for such lines of business are comparable to the Company's other products.

    Gross profit increased by $4,942,852 from $4,198,011 for the nine months ended September 30, 1995 to $9,140,863 for the nine months ended September 30, 1996. The gross profit margin increased by 11% from 30% for the nine months ended September 30, 1995 to 41% for the nine months ended September 30, 1996. This increase was primarily attributable to the integration and operation of the Company's network coupled with an increased number of calls originating and terminating on the network more than offsetting the unfavorable impact of the circuit availability problems experienced during the three months ended September 30, 1996, as disucussed under "Liquidity and Capital Resources." Additionally, there has been an improved call mix with the lower margin operator service and wholesale traffic declining while being replaced with the higher margin "1+" type traffic.

    General and administrative expense increased by $2,879,609 from $4,528,945 for the nine months ended September 30, 1995 to $7,408,554 for the nine months ended September 30, 1996, and as a percentage of revenues, remained constant at 33% during each respective period. The increase in total general and administrative expense is attributable to the gearing up for additional growth and acquisitions in anticipation of an earlier closing date for the Original Offering of the Notes.

    Depreciation and amortization expense increased by $697,726 from $909,014 for the nine months ended September 30, 1995 to $1,606,740 for the same nine months ended September 30, 1996, and as a percentage of revenues, increased from 6% in 1995 to 7% in 1996. This increase resulted from higher depreciation and amortization charges arising from the acquisition of FCLD and increased depreciation from the acquisition of switching and other network equipment.

    During the third quarter of 1995, the Company incurred a $143,558 nonrecurring charge to operations related to the discontinuation of its non-telecommunications Russian ventures. This charge was made for costs associated with winding down the affairs of these ventures including termination costs, collectibility of receivables, and write-down of certain assets.

    EBITDA increased by $2,063,243 from a negative $330,934 for the nine months ended September 30, 1995 to a positive $1,732,309 for the nine months ended September 30, 1996. This increase is primarily attributable to improved gross profit margins on increased revenues.

    The Company incurred a loss from continuing operations of $1,383,506 for the nine months ended September 30, 1995 versus income from continuing operations of $125,569 for the same period in 1996. This improvement was primarily attributable to improved gross profit margins.

    The Company had net other expense of $354,440 for the nine months ended September 30, 1995 compared to the net other expense of $1,305,720 for the same period in 1996. This increase was primarily due to an increase in interest expense from $364,260 to $1,352,072 related to the Original Offering of the Notes in August 1996.

    The Company recorded an additional $475,000 provision for operating losses during the phase-out period for its discontinued SATC subsidiary for the nine months ended September 30, 1995. On February 29, 1996, SATC was sold to a key member of SATC management and an impairment loss was recorded as of December 31, 1995.

    The Company recognized a net gain (made up of two components) on extinguishment of debt of $1,817,378 for the nine months ended September 30, 1996. The first component was a gain on extinguishment of debt of $2,149,191 relating to the Company's redemption of securities issued in connection with the USC acquisition for an aggregate of 843,023 shares of the Company's Common Stock and $308,500 of cash. This gain was recognized in the second quarter of 1996. These securities redeemed included (i) notes having an aggregate principal amount of $3,150,000 and bearing interest at 11% per annum, (ii) an aggregate of 125,000 shares of Series B Cumulative Convertible Preferred Stock, and (iii) a warrant which was exercisable into an aggregate of 1,050,000 shares of the Company's Common Stock at any time prior to July 31, 2000 at a per share price of $1.25. The second component was a loss on extinguishment of debt of $331,813 relating to the Company's redemption of its $2,000,000 principal amount of convertible debentures from the proceeds of the Original Offering of the Notes which was incurred in the third quarter of 1996.

    The Company incurred a net loss of $2,212,946 for the nine months ended September 30, 1995 as compared to net income of $637,227 for the same period in 1996. This improvement is primarily attributable to the one-time net extraordinary gain on extinguishment of debt and improved profit margins, partially offset by increased interest expense.

YEAR ENDED DECEMBER 31, 1995 VERSUS YEAR ENDED DECEMBER 31, 1994

    Revenues increased by $10,992,678 or 113%, from $9,755,343 in 1994 to
$20,748,021 in 1995. This $10,992,678 net increase in revenues was the result of
(i) the USC acquisition which contributed $10,452,248, (ii) a $1,911,489 increase in the Company's "1+" revenue primarily arising from new customers (excluding the USC acquisition), (iii) a decline of $1,217,161 in revenue relating to certain operator services, and the Company's wholesale and international business, and (iv) a decline in other revenues of $153,898.

    Gross profit increased by $5,174,995 from $1,456,913 in 1994 to $6,631,908 in 1995 principally due to the USC acquisition. The gross profit margin increased by 17% from 15% in 1994 to 32% in 1995. This increase was principally due to the improved mix of call traffic provided by the USC revenues which consisted of a higher percentage of "1+" calls. The percentage of "1+" calls, which have a higher gross profit margin, has increased as compared to the lower margin operator service and wholesale calls.

    General and administrative expense increased by $3,624,157 from $2,854,237 in 1994 to $6,478,394 in 1995, and, as a percentage of revenues, increased from 30% in 1994 to 32% in 1995. The increase in total general and administrative expense was primarily attributable to the USC acquisition. The increase as a percentage of revenues was indicative of the duplicity of costs experienced when USC was first acquired. These costs consisted primarily of personnel related items. The Company focused on decreasing the relative percentage of these costs and, in the fourth quarter of 1995, such costs decreased to 28% of revenues.

    Depreciation and amortization expense increased by $873,908 from $413,317 in 1994 to $1,287,225 in 1995 and, as a percentage of revenues, increased from 4% in 1994 to 6% in 1995. This increase resulted from higher depreciation and amortization charges arising from the USC acquisition and increased depreciation from the acquisition of switching equipment in December 1994.

    EBITDA increased by $1,550,838 from a negative $1,397,324 in 1994 to a positive $153,514 in 1995. This increase was primarily attributable to improved gross profit margins, but was partially offset by small increases in general and administrative expense and depreciation and amortization expense.

    The Company incurred a loss from continuing operations before other income (expense) of $1,810,641 in 1994 versus a $1,277,110 loss in 1995. This decrease was principally attributable to an improvement in gross profit margins but was partially offset by small percentage increases in general and administrative expense and depreciation and amortization expense.

    The Company had net other expense of $8,429 in 1994 as compared to net other expense of $658,111 in 1995. This increase was primarily due to an increase in interest expense from $29,903 to $682,796 related to the increased debt incurred in connection with the USC acquisition.

    The loss from discontinued operations increased by $3,902,826 from $627,916 in 1994 to $4,530,742 in 1995. The provision for operating losses of the discontinued operations during the phase-out period was increased by $475,000 in 1995. The $150,000 reserve established at December 31, 1994 became inadequate due to unforeseen delays in the proposed spin off of SATC and the ultimate decision to cancel the spin-off and sell the subsidiary after the death of SATC's president in September 1995. On February 29, 1996, SATC was sold to a key member of SATC management for a $500,000 note, payable over ten years bearing interest at 7% per annum. At December 31, 1995, the Company recorded an impairment loss of $4,055,742, including a reserve against the note, to reflect the net realizable value of SATC. This amount was a noncash charge against earnings.

    The Company incurred a net loss of $2,446,986 for 1994 as compared to $6,465,963 in 1995. The increased net loss was principally attributable to the loss from discontinued operations and increased interest expense related to the debt incurred in connection with the USC acquisition.

YEAR ENDED DECEMBER 31, 1994 VERSUS YEAR ENDED DECEMBER 31, 1993

    Revenues increased by $7,162,870, or 276%, from $2,592,473 in 1993 to
$9,755,343 in 1994. Of the total increase, $7,450,273 (or 104%) was attributable to the increase in revenues arising from the LDN acquisition in 1994, of which $2,118,156 was "1+", $4,482,615 was operator services and $849,502 were wholesale call revenues. In October 1994, management made the decision to aggressively market "1+" services which have a higher gross profit margin and de-emphasize operator services and wholesale calls which are less profitable lines of business. International telecommunications revenues decreased by $287,853 because of the phasing out of agent run offices and transitioning into Company owned offices. Additionally, a wholesaling arrangement with a reseller in Brazil was discontinued because of the lack of adequate profit margins and the cost of administration.

    Gross profit increased by $1,259,484 from $197,429 in 1993 to $1,456,913 in 1994 principally due to the LDN acquisition. The gross profit margin increased by 7% from 8% in 1993 to 15% in 1994. This improvement is principally due to the Company's success in negotiating rate reductions with transmission carriers and switched service providers. Additionally, the Company experienced a more favorable mix of call traffic in 1994 with the increase in higher margin domestic revenues from the LDN acquisition.

    General and administrative expense increased by $1,757,475 from $1,096,762 in 1993 to $2,854,237 in 1994, and as a percentage of revenues, decreased from 42% in 1993 to 30% in 1994. The increase in total expense reflects the increase in the revenue base from the LDN acquisition and the increased costs required to evaluate a number of acquisition candidates. The decrease as a percentage of revenues reflects management's continued focus on cost containment. Additionally, an extensive review of foreign customer accounts receivable at the end of the third quarter of 1994 revealed several areas of exposure related to foreign customers loyal to ex-agents which required reserving. Accordingly, bad debt expense increased from $61,552 in 1993 to $318,583 in 1994.

    Depreciation and amortization expense increased by $270,521 from $142,796 in 1993 to $413,317 in 1994; however, this represented a decrease from 6% of revenues in 1993 to 4% of revenues in 1994. The increased total of such expense in 1994 resulted from amortization of intangible assets from the acquisition of LDN.

    EBITDA (loss) increased by $497,991 from a negative $899,333 in 1993 to a negative $1,397,324 in 1994. This increased EBITDA (loss) was principally attributable to an increase in general and administrative expense and depreciation and amortization partially offset by improved gross profit margins.

    The Company incurred a loss from continuing operations before other income (expenses) of $1,042,129 in 1993 versus a $1,810,641 loss in 1994. The increase is principally attributable to an increase in general and administrative expense and depreciation and amortization expense partially offset by improved gross profit margins.

    The Company had net other income of $72,725 in 1993 as compared to net other expense of $8,429 in 1994. Other income in 1993 is principally comprised of a $100,417 litigation settlement offset by interest expense of $11,721. Other expense in 1994 is principally comprised of interest expense of $29,903.

    The loss from discontinued operations increased by $521,712 from $106,204 in 1993 (loss from operations) to $627,916 in 1994 ($477,916 loss from operations and $150,000 provision for operating losses during the phase out period). The increased loss from title plant services operations is attributable to a decline in revenues, increased costs associated with maintaining existing data bases, and the emphasis on completing the second title plant in 1994 instead of focusing on marketing.

    The Company incurred a net loss of $1,075,608 for 1993 as compared to a net loss of $2,446,986 for 1994. This increased net loss is attributable to increased depreciation and amortization expense related to intangible assets from the LDN acquisition, increased bad debt expenses related to foreign customers loyal to ex-agents, and expenses related to phasing out agent run offices and transitioning into Company-owned offices. Also contributing to the net loss were increased losses from discontinued title plant services operations due to focusing on building the second title plant in 1994 instead of marketing efforts, plus required reserves for losses during the phase out period. Additionally, significant general and administrative expenses were incurred in connection with the acquisition related activities conducted by the Company.

LIQUIDITY AND CAPITAL RESOURCES

    On August 12, 1996, the Company completed a $27.2 million private placement of the Notes, which are generally convertible at any time prior to maturity at a conversion price of $2.55 per share, subject to adjustments in certain circumstances. The Notes are redeemable at the option of the Company in whole or in part at any time on or after August 15, 1999 at annual redemption prices starting at 107% of principal, plus accrued interest to the redemption date. Each holder of the Notes has the right to require the Company to repurchase the Notes in the event that all three of the following events occur: (i) the Company incurs certain indebtedness, (ii) the Pro-Forma Interest Coverage (as defined herein) is less than 2.0 to 1, and (iii) the average closing price of the Company's Common Stock is less than $2.00 per share for the preceding twenty trading days.

    The Company has used the net proceeds received from the Original Offering of the Notes of approximately $25.4 million after deducting estimated transaction related fees and expenses to (i) refinance existing bank debt to Norwest of approximately $7 million, (ii) exercise the Company's option to purchase 843,023 shares of the Company's Common Stock from former USC shareholders, (iii) redeem or repurchase certain of the Company's outstanding debentures for $2.1 million, with the remaining balance of approximately $13.4 million earmarked to effect acquisitions and strategic alliances, to make capital expenditures, and for general corporate purposes. The Company had cash and cash equivalents of $9.5 million as of November 30, 1996.

    The Company recently announced that it has executed a letter of intent to acquire all of the outstanding capital stock of Addtel Communications, Inc. see "BUSINESS--PROPOSED TRANSACTION." If such acquisition is consummated, the Company will use all or a substantial portion of the remaining net proceeds from the Original Offering of the Notes to fund the purchase price therefor. The Company is in the process of negotiating with a lender to obtain a $10.0 million revolving accounts receivable based line of credit arrangement. The Company currently plans to use the proceeds from such financing, cash flow from operations, or other debt or equity financing to make scheduled interest payments on the Notes. There can be no assurance that the Company will ultimately enter into such financing or be able to obtain other debt or equity financing on satisfactory terms. See "RISK FACTORS--SUBSTANTIAL LEVERAGE."

    On November 9, 1996, the average closing price of the Company's Common Stock had been less than $2.00 for the prior twenty trading days and the Company's Pro Forma Interest Coverage was less than 2.0 to 1. Therefore, if the Company incurs additional indebtedness (other than an accounts receivable and inventory line of credit as permitted under the Note Indenture) then the holder of the Notes would have the right to require the Company to repurchase the Notes. Management currently is of the opinion that this restriction on additional borrowings will have no adverse effect on the Company's operations. However, should holders of the Notes ever have the ability to cause the Company to repurchase the Notes, there can be no assurance that the Company would have sufficient liquidity to effect such repurchase.

    During the Company's third quarter ended September 30, 1996 and part of the fourth quarter ending December 31, 1996, the Company experienced difficulties in obtaining circuits in the states of Arizona, Colorado and New Mexico. This difficulty in obtaining circuits adversely impacted the Company's gross margins and related profitability. The Company may in the future experience difficulties in obtaining circuits as the demand for circuits increases. These circuits, which must be obtained from the local RBOC, CLEC or a competitive access provider, enable the Company's network to operate at its optimum efficiency by increasing the number of calls originating and terminating on the network. Should the lack of available circuits recur, this condition will have a negative impact on gross profit margin and related profitability because the Company will be forced to terminate calls off its network at a higher cost than if terminated on its network.

    The Company experienced negative cash flow from operating activities of $1,069,303, $2,289,481, $1,224,486, $1,505,177 and $1,859,549 in 1993, 1994,
1995 and the nine months ended September 30, 1995 and 1996, respectively. The negative cash flow of $1,849,549 for the nine months ended September 30, 1996 includes approximately $1.0 million of claims for transmission and access charges which the Company has paid but believes were overbilled by the Company's long line transmission carriers and several local exchange carriers. The Company intends to vigorously pursue settlement of these disputed charges by demanding cash repayment or credit against future billings. The improvement in 1995 over 1994 is primarily due to the improvement in operations resulting from the USC acquisition and subsequent integration of the combined operations.

    The increased loss in 1994, which was compounded by an overall increase in accounts receivable and decreases in accounts payable and accrued expenses, contributed to the increase in negative cash flow from 1993 to 1994. In 1994, accounts receivable expanded due to a growth in revenues without proportionate increases in accounts payable and accrued expenses, which caused working capital to be expended. Domestic accounts receivable are generally collected in 45 days and foreign accounts receivable are generally collected in 65 days. However, accounts payable for contracts with transmission carriers and switched service providers must generally be paid in 30 days. As is customary in the industry, the Company has entered into a contractual arrangement with one or more third party billing and collection companies with respect to certain of its receivables.

    Cash used in investing activities was $373,343, $1,743,558, and $7,141,820 in 1993, 1994, 1995, respectively, and $6,973,931 and $2,546,914 for the nine months ended September 30, 1995 and 1996, respectively. Of the total in fiscal year 1995, $6,854,247 was utilized in the acquisition of USC and of the total in fiscal year 1994, $1,330,397 was utilized in the acquisition of LDN. The $2,546,914 in 1996 was attributable to expenditures for property and equipment primarily related to switching equipment and network associated costs.

    Cash provided by financing activities was $2,615,466, $3,166,078, and $8,858,613, respectively in 1993, 1994, 1995, respectively, and $8,418,752 and
$16,273,674 for the nine months ended September 30, 1995 and 1996, respectively. Proceeds generated from the issuance of $7,000,000 of long term debt and $1,000,000 of Series A Stock were utilized in the 1995 acquisition of USC. Proceeds from private placements of common stock were the principal source of the $1,330,397 of cash used for the 1994 acquisition of LDN. The majority of the increase in 1996 is attributable to the Original Issuance of Notes in August 1996.

    In connection with the USC acquisition, the Company (i) paid $6,500,000 in cash (including $2,400,000 paid in connection with certain agreements pertaining to non-competition and confidentiality); (ii) issued the notes having an aggregate principal amount of $4,250,000 and bearing interest at the rate of 11% per annum (the "USC Notes"); (iii) issued an aggregate of 125,000 shares of Series B Cumulative Convertible Preferred Stock ("Series B Stock"); and (iv) issued warrants exercisable into an aggregate of 1,050,000 shares of the Company's Common Stock at any time prior to July 31, 2000 at a per share exercise price of $1.25. On June 21, 1996, the Company acquired all of such securities for an aggregate of $308,500 of cash and the issuance of an aggregate of 843,023 shares of the Company's Common Stock. On August 14, 1996, the Company used $2,900,000 of the net proceeds of the Original Offering of the Notes to exercise its option to purchase such 843,023 shares of the Company's Common Stock for an exercise price of $3.44 per share.

    In order to provide the cash portion of the purchase price to be paid to the stockholders of USC, the Company entered into a series of related transactions which were consummated concurrently with the closing of the USC acquisition on July 31, 1995. The primary transaction was the $10,000,000 Credit Agreement with Norwest under which $7,000,000 was advanced to fund a majority of the cash proceeds utilized in the acquisition. On November 10, 1995 and March 13, 1996, the Company entered into amendments to its Credit Agreement with Norwest, which, among other things: (i) amended certain definitions, agreements, and covenants relating to operating cash flow, senior debt service coverage, and prepayments on subordinated debt, and (ii) waived any breach of financial covenants with respect to senior debt service coverage and with respect to operating cash flow at September 30, 1995 and December 31, 1995. As part of such amendments, the Company paid default fees of $35,000 and prepaid $150,000 of indebtedness on November 30, 1995. In connection with obtaining the consent of Norwest to the sale of the Notes, on July 17, 1996 the Company received a waiver from Norwest with respect to any breach arising out of the computation of senior debt service coverage and operating cash flow as of May 31, 1996 for the preceding six months and paid a waiver fee of $20,000. These amendments and waivers to the Credit Agreement were necessitated because (1) the general and administrative expenses being incurred by USC exceeded those projected by the Company and (2) the closing date of the acquisition was delayed beyond the originally scheduled closing date. On August 12, 1996, the Company used approximately $7,000,000 of the net proceeds from the Original Offering of the Notes to fully repay the principal and interest outstanding to the date of such repayment under the Credit Agreement.

    In addition, in consideration of the payment of $1,000,000 in cash and services provided in connection with the USC acquisition by JLCM, the Company privately placed with JLCM an aggregate of 166,667 shares of Series A Stock and issued to JLCM the JLCM Warrant entitling JLCM to purchase an additional 500,000 shares of the Company's Common Stock at a price of $1.125 per share. On July 31, 1996, the Company issued JLCM an additional 13,333 shares of Series A Stock in payment of the annual dividend on such stock.

    The terms and provisions relating to the Series A Stock provide for the conversion of such shares into an aggregate of 1,440,000 shares of Common Stock of the Company at any time prior to redemption by the Company (either through optional redemption at any time after July 31, 1997, or through mandatory redemption no later than July 31, 2000), which number of shares was subject to adjustment in certain circumstances, including the issuance by the Company of shares of Common Stock at prices below the $1.125 stipulated conversion price.

    At September 30, 1996, the Company had $29,113,717 of long term debt of which $528,873 was the current portion. Although management believes that cash flows generated from operations will improve with the integration of USC, Economy and FCLD and expansion of the Company's telecommunications network, the Company must put into place an accounts receivable and inventory line of credit, as permitted under the Note Indenture, to insure that adequate working capital is available for future growth. Also, in order for the Company to continue its aggressive acquisition program, additional debt or equity must be raised. There is no assurance that such capital will be available. In the past, the Company has financed its operations and expansion needs from proceeds from private placements of Common Stock and the exercise of stock options. There can be no assurances that such sources of funds will continue to be available or that an adequate line of credit with acceptable terms can be put into place.

    At September 30, 1996, the Company had a cash and cash equivalent balance of $12,690,949 as compared to $823,738 at December 31, 1995 and $331,431 at
December 31, 1994. As of December 31, 1995, working capital was a negative $2,841,834 as compared to a positive $561,902 at December 31, 1994. As of September 30, 1996, working capital was a positive $13,331,725 as compared to a negative $2,841,834 at December 31, 1995. This improvement is attributable to the issuance of the Notes in August 1996.

    In March, April and June 1996, the Company entered into private placements whereby it sold an aggregate of $600,000 of its 9% Convertible Subordinated Debentures in March 1996 (the "March Debentures") and $400,000 of its 9% Convertible Subordinated Debentures in April 1996 (the "April Debentures"), and $1,000,000 of its 9% Convertible Subordinated Debentures in June 1996. All such debentures were repurchased by the Company on September 6, 1996 with approximately $2,100,000 of the net proceeds of the Original Offering of the Notes. In connection with such private placements, the Company paid $75,000 of finders fees and issued the Finder's Warrants exercisable into an aggregate of 200,000 shares of Common Stock. See "SELLING NOTEHOLDERS AND SELLING STOCKHOLDERS--SELLING STOCKHOLDERS."

    On May 7, 1996, six holders of the Common Stock Purchase Warrants issued in the Company's September 20, 1995 private placement exercised such warrants for an aggregate of 1,070,000 shares of Common Stock at an exercise price of $1.25 per share or $1,337,500. In connection with such early exercise, the Company issued additional Common Stock Purchase Warrants to such holders exercisable into an aggregate of 1,337,500 shares of Common stock at an exercise price of $2.40 per share between November 7, 1996 and May 7, 1998. One of the holders of such warrants exercisable into 750,000 shares of Common Stock has agreed not to exercise such warrant until January 7, 1997.

CAPITAL EXPENDITURES

    Capital expenditures for the nine months ended September 30, 1996 totaled $4,793,026, of which $1,346,112 were financed. Capital expenditures for 1995 totaled $693,977 of which $500,701 were financed. Capital expenditures for 1994 totaled $679,210 of which $404,845 were financed. The majority of these capital expenditures relate to switching equipment acquired by means of capital leases and network costs.

    Other than additional fixed facilities such as switching equipment requirements as the network expands, future capital expenditures are expected to be minimal. The Company's future capital expenditures related to network expansion will be made primarily to acquire switches and related equipment. Additional switching equipment would require significant capital expenditures by the Company. The Company expects to use part of the proceeds of the Original Offering of Notes for capital expenditures.

DISCONTINUED OPERATIONS

    In October 1994, the Company made the determination to focus its long-term strategy and resources on the expansion of its domestic telecommunications services business, ultimately resulting in the sale of all of the issued and outstanding capital stock of SATC described below as well as the discontinuation of the operations of Baltic States/CIS Ventures, Inc. ("BSCV").

    Management of the Company determined to sell SATC in October 1995, after the death of SATC's president, resulting in the cancellation of the previously proposed spin-off and distribution of SATC to the Company's stockholders. A corporation formed by a key member of SATC's management purchased SATC on February 29, 1996. SATC had developed a proprietary information database for the offering of on-line title abstracting and title insurance and reporting services and operates title plants in Midland County and Ector County, Texas. The consideration received by the Company for such sale was a promissory note in the original principal amount of $500,000 with interest at 7% per annum payable over 10 years, secured by a pledge of the stock of and guaranty by SATC and a security interest in the assets of SATC. The Company has retained the benefits of certain net operating losses incurred by SATC.

HOLIDAY AND SEASONAL VARIATIONS IN REVENUES

    The Company's revenues, and thus its potential earnings, are affected by holiday and seasonal variations. A substantial portion of the Company's revenues are generated by direct dial domestic long distance commercial customers, and, accordingly, the Company experiences decreases in revenues around holidays (both domestic and international) when commercial customers reduce their usage. The Company's fourth fiscal quarter ending December 31, which includes the Thanksgiving, Hanukkah, Christmas and New Year's Eve holidays, and the Company's first fiscal quarter ending March 31, historically have been the slowest revenue periods of the Company's fiscal year. The Company's fixed operating expenses, however, do not decrease during these quarters. Accordingly, the Company will likely experience lower revenues and earnings in its first and fourth fiscal quarters when compared with the other fiscal quarters.

EFFECT OF INFLATION

    Inflation is not a material factor affecting the Company's business. Historically, transmission and switched service costs per minute have decreased as the volume of minutes increased. General operating expenses such as salaries, employee benefits and occupancy costs are, however, subject to normal inflationary pressures. Management has been able to contain these expenses through cost control measures.

NEW ACCOUNTING STANDARDS

    In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS 123), was issued. This statement requires the fair value of stock options and other stock-based compensation issued to employees to either be included as compensation expense in the income statement, or the pro forma effect on net income and earnings per share of such compensation expense to be disclosed in the footnotes to the Company's financial statements commencing with the Company's 1996 fiscal year. The Company expects to adopt SFAS 123 on a disclosure basis only. As such, implementation of SFAS 123 is not expected to impact the Company's consolidated balance sheet or statement of operations.

                    OVERVIEW OF TELECOMMUNICATIONS INDUSTRY

INDUSTRY BACKGROUND

    The competitive long distance telecommunications industry in the United States has evolved principally as the result of the court-ordered divesture in 1984 by AT&T of its local exchange operations previously performed by AT&T's 22 operating companies. The Modification of Final Judgment (the "AT&T Decree") between AT&T and the United States Department of Justice ("DOJ") divided the United States into approximately 200 Local Access Transport Areas ("LATAs") and combined these 22 companies into seven RBOCs. These RBOCs (NYNEX, Bell Atlantic, Bell South, Ameritech, US West, Southwestern Bell and Pacific Telesis) along with other entities such as GTE and other smaller companies, were given the exclusive right to provide telephone service originating and terminating within a single LATA ("intra-LATA service"), local access service to long distance carriers and intra-LATA toll service. RBOCs were prohibited from transmitting telephone calls between LATAs ("inter-LATA services"), which services became the province of long distance companies which own or lease and operate both switching equipment and long distance transmission facilities, including AT&T, MCI, Sprint, WorldCom and other IXCs such as the Company. Other companies offering long distance service act as resellers for the services of long distance companies and do not own or lease any switching equipment or transmission facilities themselves ("switchless resellers"). A third group of companies owns or leases switching equipment but does not own or lease transmission facilities ("switched resellers").

    Prior to the AT&T Decree, AT&T controlled the vast majority of the inter-LATA market. Since 1984, this domestic long distance market has roughly doubled to an estimated $75 billion in annual revenues in 1995. Although AT&T's share of this market has increased slightly recently, overall, its market share has declined to approximately 59%, and MCI and Sprint increased their market shares in 1995 to approximately 30% combined. Numerous competitors comprise the remaining 11% of the market, including WorldCom, Cable & Wireless Communications, Inc., LCI International, Inc., Allnet, the Company and other long distance carriers. These carriers are of varying size and own or lease switching equipment and transmission facilities permitting them to handle all aspects of inter-LATA traffic over all or part of the United States.

    The AT&T Decree, together with a separate court decree ("GTE Decree") entered in 1984, helped create the foundation for smaller companies, such as the Company, to emerge as competitive alternatives to AT&T, MCI, Sprint and WorldCom for long distance telecommunications services. The AT&T Decree required that the RBOCs provide all IXCs with access to local exchange service for the purpose of accepting and completing inter-LATA calls. The access provided must be "equal in type, quality and price" to that provided to AT&T. In addition, RBOCs are required to maintain a subscription process that gives a telephone customer the right to select an IXC for carrying such customer's inter-LATA telephone calls. These so-called "equal access" and related provisions were intended to prevent preferential treatment of AT&T by the RBOCs and to regulate charges that the RBOCs could charge the IXCs, regardless of their volume of traffic. Similar access requirements have been imposed upon the subsidiaries of GTE, which provide local telephone service, and upon other independent LECs. Notwithstanding the AT&T Decree, the GTE Decree and certain FCC regulations, there are limited "nonequal access" areas in the United States where local access providers are not required to provide "equal access" and where the competitive market in long distance services has not developed to the degree it has elsewhere. Equal access is also not required for wireless calls. The equal access rules have resulted in IXCs, such as the Company, being able to offer "1+" dialing (i.e., by dialing "1" (plus the area code when necessary) and the telephone number of the person being called) rather than the customer dialing access codes or identification numbers and codes in order to utilize the Company's long distance telephone services.

TELECOMMUNICATIONS ACT OF 1996. On February 8, 1996, President Clinton signed into law the 1996 Act. The 1996 Act is intended to foster additional competition in the United States domestic telecommunications market. The legislation opens, for the first time, the local access service market to competition, by requiring that LECs permit interconnection to their networks and, among other things, to provide unbundled access, resale, number portability, dialing parity, access to rights of way and mutual compensation. In effect, the 1996 Act seeks to foster competition in the local telephone market as the AT&T Decree and GTE Decree did in the long distance market by requiring LECs to allow the resale by third parties, of some or all of the services now being provided to residential and business customers. The legislation also codifies the LECs' equal access and non-discrimination obligations and preempts inconsistent state regulation. Finally, the legislation also contains special provisions which eliminate the AT&T Decree and the GTE Decree, which restrict the RBOCs and GTE operating companies, respectively, from providing long distance service and engaging in telecommunications equipment manufacturing. These new provisions permit RBOCs to enter the long distance market under certain conditions and to enter into business relationships with IXCs that were previously prohibited. An RBOC will no longer be restricted from providing inter-LATA long distance service outside of those markets in which it provides local access service (referred to as "out-of-region" long distance service). An RBOC may provide long distance service within the regions in which it also provides local exchange service (referred to as "in-region" service) if it satisfies several procedural and substantive requirements, including obtaining FCC approval. FCC approval is to be granted upon a showing that (i) facilities-based competition is present in the state in question, (ii) the RBOC has entered into interconnection agreements in those states in which it seeks long distance relief and (iii) the interconnection agreements satisfy a 14-point "checklist" of competitive requirements, and if the FCC is satisfied that the RBOC's entry into the long distance market in question is in the public interest. Before making its ruling the FCC is instructed to consult with the DOJ, but the FCC is not bound by recommendations of the DOJ. See "RISK FACTORS--HIGHLY COMPETITIVE INDUSTRY" and "RISK FACTORS--REGULATORY AND LEGISLATIVE UNCERTAINTY."

    The Company believes that the 1996 Act will result in substantial changes in the marketplace that should be generally favorable for the Company. Since the 1996 Act seeks to foster greater competition in the telecommunications industry, the Company believes it will benefit from a wide array of potential products and services. The Company also believes it will have the ability to market a full range of local telecommunications services, and to negotiate favorable agreements with a variety of products for local, long distance and associated telecommunications services.

    Recently, the FCC concluded many months of hearings based on the implementation of the 1996 Act, and as a result, issued several sweeping orders, of which the "interconnection" order is most significant. The "interconnection" order outlined how companies desiring to enter into local phone markets can "hook up" to RBOCs and GTE. It also set specific formulas to determine the charges associated to leasing part of a local network. These formulas outline reductions to the companies of 17% to 25% below the price of leasing services for connection to the RBOCs and GTE retail local phone service. The RBOC's and GTE appealed this order, and in October 1996, they were granted a temporary stay of the FCC order by the U.S. Court of Appeals. Further, the court suspended key provisions of the "interconnection" order such as pricing and contract rules. Furthermore, the court's decision places the oversight of the 1996 Act back under the jurisdiction of the state PUCs, in which the RBOCs and GTE has historically enjoyed a more favorable relationship. The FCC is appealing these rulings to the U.S. Supreme Court, but industry estimates are that this action will delay local telephone competition.

    Also, the FCC has proposed rules to implement the 1996 Act's "universal fund," in which all local telephone subscribers will bear the charges currently being assessed to IXCs and switched resellers for origination and termination. Upon adoption of these proposed rules in 1997, the Company currently expects a reduction in the average per minute access charges it incurs now from RBOCs and GTE in the Company's region.

PROCESSING OF A LONG DISTANCE TELEPHONE CALL

  [Diagram showing processing of on-network telephone call from origination to termination]

    A long distance telephone call is processed in three basic phases: origination, transport (long haul) and termination. A call is originated when a customer first obtains a dial tone provided by such customer's LEC, such as an RBOC. A customer who has chosen a primary long distance provider may initiate a long distance telephone call by dialing "1" (plus the area code when necessary) and the telephone number of the person being called. If a customer has chosen a long distance provider which, like the Company, is an IXC, or which is a switched reseller, the long distance call is routed to the switching equipment maintained by that long distance provider. If the customer has designated a long distance carrier which is a switchless reseller, the call is routed to a switch owned by the IXC providing switching service to the switchless reseller. The Company will pay access charges to the LECs originating and terminating the call. The diagram on the immediately preceding page illustrates the switching process for an on-net origination to an on-net termination call type on the Company's network.

    The IXC's switch, or point of presence ("POP"), deciphers the call and switches it to the long distance transmission lines for transport to the appropriate region of the country. Calls handled by the Company's switches are routed to the Company's transmission lines, where available, or to the transmission lines of others, depending upon the destination of the call. Currently, the Company utilizes various telecommunications carriers to carry long distance calls that cannot be carried by the Company's own transmission facilities.

    A long distance call leaves the transport process when it reaches a switch owned by a LEC providing local access service to the termination telephone. This switch routes the long distance call onto the LEC's local access network for termination. For each long distance call, the originating and terminating LECs receive an access fee from the switched reseller or IXC providing long distance service to the local customer. A switched reseller or IXC builds this fee and any termination fees into the fees it charges its customers for long distance telephone service.

    The Company's switches and long distance transmission facilities are located primarily in the southwestern and south central United States. In order to complete a telephone call outside of the area covered by the Company's network facilities, the Company must utilize transmission facilities maintained by third parties. The Company pays a fee to these companies on a usage basis. The Company's switches are capable of routing calls to the provider of long distance transmission facilities for the call in question with the least cost to the Company, based upon pre-coded instructions.

                                    BUSINESS

HISTORY

    Effective December 1991, the Company entered the telecommunications industry through its acquisition of all of the stock of NATC, a telecommunications carrier offering international telecommunications services to foreign customers. From 1991 to 1993, NATC was the Company's primary business activity. Although NATC's international business continues under the product name "GlobalCOM," its significance to total revenues has diminished largely as a result of the Company's entry into the domestic telephone business. This expansion began with the acquisition of the stock of LDN, a domestic switchless reseller located in Dallas, Texas effective March 1, 1994.

    In October 1994, the Company decided to focus its long-term strategy and resources on the expansion of its domestic telecommunications services business, ultimately resulting in the sale of SATC on February 29, 1996. Similarly, in October 1995, the Company discontinued the operations of BSCV, a subsidiary of the Company which engaged in the international long distance business, primarily in the Russian Federation through joint ventures or contractual arrangements. BSCV historically did not generate significant revenues for the Company. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--DISCONTINUED OPERATIONS." In 1995, the Company changed its name to SA Telecommunications, Inc. and continued the growth of its domestic telecommunications services through the acquisition of USC, a domestic switchless reseller located in Levelland, Texas, with a customer base located in Arizona, Arkansas, New Mexico, Oklahoma and Texas.

    The Company's predecessor, Mineral Leasing Corporation, was incorporated in Texas on September 16, 1981 and was originally engaged in the oil and gas leasing business. In April 1989, such entity merged into Coquina Search Corp., a Delaware corporation.

GENERAL

    SA Telecommunications, Inc. is a regional interexchange carrier providing a wide range of domestic telecommunications services through its network of owned and leased facilities. The Company's customer base is primarily composed of small and medium sized commercial accounts and residential customers concentrated in secondary and rural markets in the southwestern and south central United States. In addition to providing "1+" domestic long distance services, the Company also offers international long distance, operator, and wireless services, and other products such as voice and data private lines, "800/888" services, Internet access, travel cards and wholesale long distance services. In addition, the Company recently began test marketing the resale of local exchange services of Southwestern Bell in portions of Texas through the grant of an SPCOA from the Texas PUC.

THE COMPANY'S NETWORK

    The Company currently operates switching equipment located in Amarillo, Dallas, and Lubbock, Texas and Phoenix, Arizona under capital lease arrangements and an operator service switch located in Levelland, Texas. In addition, the Company leases local access circuits and long distance transmission facilities from various providers. The Company has negotiated agreements with these various providers that allow for flexibility and change with little notice. This allows the Company the ability to direct its network expenses as market conditions dictate. The local access circuits and transmission facilities connect the Company's switches with each other and with switching equipment owned by third parties in other geographic areas. Together, the Company's switches, local access circuits, and long distance transmission facilities comprise the Company's network. A map illustrating the Company's network can be found on page 5 of this Prospectus. The Company's transmission facilities between the Company's switches and the LECs in its market area permit the routing of a customer's telephone call directly from the LEC's switch to the Company's switch and ultimately to the destination number. The call can be routed over the Company's network, to the extent that the Company's long distance transmission facilities originate and terminate in the appropriate geographic region, or a combination of the Company's facilities and a third party provider. Also, the call can be routed completely over a third party provider based upon a contractual relationship with the Company. Calls which originate and terminate on the Company's network have a higher gross margin than other calls because the Company only has to pay origination and termination fees to the serving LECs and not to another IXC for off-network coverage. The Company's digital switches in Amarillo, Dallas, Lubbock and Phoenix permit the Company to route calls to the least expensive alternative available to the Company. The Company believes that its network provides access to an attractive region for IXCs and LECs for call termination and business expansion. Additionally, the Company's network could be utilized by an RBOC or any other LEC in its region to bypass national carriers to carry or terminate long distance traffic.

    The Company currently utilizes Siemens Stromberg Carlsen DCO Class 4/Class 5 switches for its network platform. These switches are connected through leased fiber-optic transmission lines, which are connected to LEC's tandem switches in LATAs in its target market. The Company's switches are fully digital and utilize advanced routing systems for enhanced transmission quality. Siemens switches are used extensively by RBOCs and IXCs, and because they are mobile and modular, they are very flexible and easily adaptable. The Company can quickly expand these switches as network demands warrant.

SERVICES

DOMESTIC LONG DISTANCE SERVICES. The Company provides its customers with 24-hour long distance telephone services to all points in the United States and to any foreign country. The Company's primary services are switched "1+" domestic long distance service, in-bound domestic "800/888" service, and domestic travel card service. The Company's "1+" domestic service is provided through equal access to the network of the LEC with the Company as the customer's primary long distance carrier. In-bound "800/888" service allows a customer to receive calls at a specified number from the general public. This service is utilized for a variety of purposes and it enables businesses to provide an entrance to their company for information and other products and services. Travel card service allows an individual to call another destination while outside of their office or home. Other offerings include the ability to call foreign countries from a domestic location (international calling) and domestic long distance directory assistance. Further, the Company also provides voice and data private line services and dedicated "1+" domestic long distance service, as well as a domestic operator assistance service.

    The Company's customers can access the Company's network in several ways. If a customer is located in an area that has been converted to equal access (meaning that all long distance carriers are provided with equal access to the respective LEC's network) and that customer has selected the Company as its primary long distance carrier, access is gained by dialing "1" plus the area code and number desired. Substantially all of the Company's customers gain access to the Company's network in this manner. The Company also provides access to its switches through dedicated access lines which are private-leased lines dedicated to one customer. Finally, customers in both equal access areas and non-equal access areas can access the Company's network by dialing a Company provided access number. Under its service options, the Company charges its customers on the basis of minutes of usage at rates that vary with the distance, duration and/or time of day of the call.

OPERATOR SERVICES. The Company provides operator services to pay telephone owners, hotels and other persons who provide telephone equipment that is available to the public. These services consist of directory assistance and assistance in placing long distance telephone calls, including collect calls or person-to-person calls. Operator services represented approximately 60% of the Company's domestic long distance revenues in 1994, 24% in 1995, and 13% in the third quarter of 1996. The Company does not anticipate spending significant additional capital or otherwise devoting the Company's resources to expanding its operator service business unless an opportunity arises whereby the margins for such line of business is comparable to the Company's other products.

INTERNATIONAL CALL BACK. The Company also provides international service under the GlobalCOM product name to individuals originating long distance telephone calls from outside the United States. Long distance telephone calls that originate outside of the United States and terminate in a different foreign country are often more expensive than calls originating in the United States and terminating in each of the respective foreign countries. The differences in rate structures between the United States and foreign countries result from differing regulatory environments in various countries and from the greater sophistication of the telecommunications infrastructure and the higher level of call volume in the United States. Utilizing the Company's GlobalCOM service, a foreign customer is often able to reduce its international long distance telephone charges by arranging for its calls to originate in the United States and terminate in a foreign country. The Company provides international services primarily to foreign commercial customers in Central America and South America. Utilizing the GlobalCOM service, a foreign customer dials a U.S. telephone number and directs the Company's equipment to call him back at a foreign number. Once the customer receives the call from the United States, access is provided by the Company's international provider. Utilizing this provider, the foreign customer is able to place a telephone call to another location, either inside the United States or elsewhere. Although the Company continues to provide international call back services, its significance to total revenues has diminished largely as a result of the Company's decision to focus on higher margin domestic telecommunications services.

NEW PRODUCTS AND SERVICES. In May 1996 the Company was granted an SPCOA from the Public Utility Commission of Texas permitting the Company to offer Southwestern Bell local services on a resale basis to customers within the state. This service allows the Company to offer a local telecommunications service, together with a variety of long distance services, to its customers under one invoice. The Company is currently test marketing such service in portions of Texas and has also applied for similar certification in the seven other states where it is currently providing services. The Company has also entered into contractual relationships which will permit the Company to offer paging services, Internet access services and to provide conference calling. See "BUSINESS STRATEGY--STRATEGIC ALLIANCES."

OTHER SERVICES. The Company also provides transport and switch services through its network to resellers of domestic long distance services. Management has determined to de-emphasize this product line due to low profit margins when compared to direct provision of domestic long distance services to customers unless an opportunity arises whereby the margins for this line of business are acceptable to management of the Company.

BUSINESS STRATEGY

    The Company's objective is to become a leading regional provider of domestic telecommunications services by expanding its customer base and increasing the utilization of its network. The Company plans to achieve this goal through (i) acquisitions; (ii) internal growth; (iii) network expansion; and (iv) strategic alliances. See "RISK FACTORS--AVAILABILITY OF GROWTH OPPORTUNITIES," "RISK FACTORS--ACQUISITION INTEGRATION; MANAGEMENT OF GROWTH" AND "RISK FACTORS--RISKS RELATING TO DEVELOPMENT OF A LONG DISTANCE NETWORK."

ACQUISITIONS. An important part of the Company's growth strategy is to continue to acquire and integrate telecommunications companies whose customer base is located in areas contiguous to or overlapping with the Company's existing service area. The Company will seek to achieve operating efficiencies as a regional consolidator by increasing customers and benefiting from compatible call traffic patterns within its targeted expansion areas of Arizona, Arkansas, California, Colorado, Idaho, Illinois, Kansas, Louisiana, Mississippi, Missouri, Nevada, New Mexico, Oklahoma, Oregon, Tennessee, Texas, Utah, and Washington. See "--PROPOSED TRANSACTION." In considering acquisitions, the Company will evaluate customer profiles, feasibility of obtaining operating efficiencies, network and equipment compatibility, managerial and personnel resources and ease of integration on a timely basis. Once the Company consummates an acquisition, it intends to integrate the target's customer base into its own network and billing system and to eliminate duplicative costs. The Company currently anticipates that switchless long distance resellers and switched long distance resellers are most likely to meet its acquisition criteria, although the Company may also consider other regional IXCs, rural LECs and other telecommunications and related service providers. The Company's ability to effect such acquisitions may be limited by virtue of the covenants set forth in the Indenture, including the covenants specifically described in "DESCRIPTION OF NOTES--CERTAIN COVENANTS-- LIMITATION ON ACQUISITIONS" and "--REPURCHASE AT OPTION OF HOLDER UPON AN INCURRENCE EVENT."

INTERNAL GROWTH. The Company will seek to increase its revenues through the use of its direct sales force, telemarketing sales, agents and other marketing techniques such as direct mail and mass marketing to achieve internal growth. The Company's strategy also includes increasing its customers' utilization of its network by promoting the sale of additional or "bundled" services, such as Internet access, local access and wireless services, and enhanced services such as voice mail, broadcast fax, and conference calling.

    The domestic long distance usage market in the United States has experienced annual growth rates of approximately 8% to 10% throughout the first half of this decade as a result of increased usage resulting from declining per minute costs, increased data transmission needs of consumers and business and the popularization of such products as facsimile machines, "800/888" services and Internet access. The Company expects these factors to continue to result in increased usage of telecommunications services in the future. In addition, the southwestern and south central United States is continuing to experience economic and population growth, each of which the Company anticipates will result in an overall increase in demand for long distance services within its primary customer region.

NETWORK EXPANSION. The Company believes that expanding its network will enable the Company to control the flow of its long distance traffic and to increase its overall profit margin as well as improve the quality of its network transmission. The Company monitors traffic patterns on its network, allowing it to replace variable long distance transport costs with fixed transport costs when call volumes to particular geographic areas dictate. The Company's switches utilize software to reduce long distance transport costs of individual calls. Management of the Company anticipates that acquisitions will provide opportunities to increase the call volume on existing network facilities and to increase the geographic coverage of the network. Since 1995, the Company has transformed from a switchless reseller to an IXC with switched network facilities.

STRATEGIC ALLIANCES. The Company's growth plans include the exploration of strategic alliances with product and service providers in the telecommunications industry primarily inside its present geographic area. The Company believes that such strategic relationships may enable it to penetrate new markets, enhance its product offerings or more efficiently utilize its network. Among other things, the Company's network offers potential alliance partners in the Company's market area the opportunity to offer additional products and services to the Company's customer base. Potential partners could include existing and potential telecommunications providers as well as companies offering paging, cellular telephone and personal communications services, Internet access and voice and data transmission services, electric and gas utilities, railroads, CLECs, competitive access providers, and LECs.

    In May 1996, the Company was issued an SPCOA by the Texas PUC to provide local exchange service as a reseller of Southwestern Bell's local exchange services. This enables the Company to offer its customers within Southwestern Bell's territory in Texas an integrated package of services. The Company is currently test marketing the sale of such local exchange services in portions of Texas while evaluating the operational factors involved in such sales. The Company has also filed applications to offer local exchange services in the other seven states in its service area. The Company has also entered into contractual arrangements with PageMart Wireless, Inc. to provide paging services to its customer base, Conference Pros International, Inc. to provide conference call capabilites to its customers, and Leapfrog Technologies, LLC to provide Internet access through its "Bitstreet" software product.

PROPOSED TRANSACTION

    The Company has executed a letter of intent to acquire all of the stock of Addtel Communications, Inc. ("Addtel"), a private California-based switchless reseller offering both retail and wholesale long distance services in California, and nine other states. The transaction is currently anticipated to be completed by year-end. Funding of the purchase price is expected to be financed with proceeds remaining from the Original Offering. Addtel's unaudited revenues for its fiscal year ended May 31, 1996 were approximately $16.5 million and for the 4 months ended September 30, 1996 were approximately $9.7 million.

    Consummation of the transaction is subject to various terms and conditions common in such transactions, including but not limited to satisfactory completion of the Company's due diligence review of Addtel, an audit of Addtel's financial statements and regulatory approvals. No assurance can be given that the acquisition of the Addtel stock will be consummated or, if consummated, that such transaction will be on terms favorable to the Company.

SALES AND MARKETING

    The Company employs a sales staff to directly market its services to clients in secondary and rural markets where national IXCs, regional long distance carriers and RBOCs typically do not maintain sales personnel. The Company currently directly markets its services from 26 locations situated throughout the Company's contiguous primary eight state region. In addition, the Company has begun building an internal telemarketing staff. The Company's current commercial customer profile is primarily a single location businesses with 25 or fewer employees averaging approximately four to ten business lines and one "800/888" number. During the third quarter of 1996, the average monthly bill for the Company's domestic commercial customers was approximately $140. The Company markets an array of complete telecommunications services to its customers including "1+" long distance, "800/888" service, travel cards, voice and data private line services, wireless and Internet access. The Company plans to focus its expansion efforts on its target market in contiguous states. The Company believes it offers comparable products and services generally provided by national carriers. The Company emphasizes local market representation in both sales and service. The Company believes its local presence in the markets which it serves provides it with a competitive advantage.

    The Company also offers its customers various billing and information benefits. These benefits allow large business subscribers to individualize and customize their invoices. Examples of the Company's billing features include summary reports by area codes, most frequent number called and longest duration calls. Further, the Company can provide business subscribers with a group of assigned codes that can be used to classify each call by individuals, departments, or projects. These classifications can then be summarized on the customer's invoice, assisting business subscribers in the effective management of their long distance usage. The customer can also choose to receive their billing information in several manners, either electronically or on paper. These features allow business subscribers to be flexible in designing how their statements will be prepared. Individualized design is provided to customers by consultation through the Company's sales force and support personnel. Management of the Company believes these customized billing services provide a competitive advantage in the target market.

COMPETITION

    The domestic long distance telecommunications industry is highly competitive, and the Company expects it to remain so for the foreseeable future. As a result of the AT&T Decree, numerous competitors entered the domestic long distance telecommunications market, resulting in, among other things, a significant drop in the consumer or retail price of long distance service. The 1996 Act can be expected to increase competition in the domestic long distance market as the RBOCs begin providing both in region and out of region long distance service. The Company competes directly with other IXCs and with resellers of long distance service, some of which have substantially greater financial, marketing and product development resources than the Company.

    In recent years, increased competition among long distance carriers has resulted in an overall reduction in the retail price of long distance service. At the same time, technological change and the rapid expansion of circuit capacity in the United States as a result of the installation of fiber-optic transmission facilities have resulted in increased efficiency of the long distance network, also contributing to the declining prices. The Company's target market, primarily small and medium sized businesses, is believed by the Company to be motivated by cost in its choice of a long distance provider as well as such additional factors as local presence, cost effectiveness and flexible billing programs.

    The 1996 Act is expected to result in the entry of new competitors, including some or all of the RBOCs, into the domestic long distance market. It is not clear whether the RBOCs will build their own national networks, lease facilities from others or acquire smaller domestic long distance service providers. To the extent that the RBOCs enter the domestic long distance market by acquiring other IXCs, the domestic long distance service industry can be expected to consolidate, resulting in increased competition for the Company from a relatively small number of very large, nationwide providers. See "RISK FACTORS-- HIGHLY COMPETITIVE INDUSTRY," "RISK FACTORS--REGULATORY AND LEGISLATIVE UNCERTAINTY," "OVERVIEW OF TELECOMMUNICATIONS INDUSTRY--INDUSTRY BACKGROUND--TELECOMMUNICATIONS ACT OF 1996" and "--GOVERNMENT REGULATION."

EMPLOYEES

    At November 30, 1996, the Company employed 272 individuals on a full-time equivalent basis and 17 part-time employees. None of the Company's employees is represented by a labor union. The Company considers its relations with its employees to be good and has not experienced any interruption of operations as a result of labor disagreements. The Company's future success will depend on its ability to attract, motivate and retain highly skilled employees.

GOVERNMENT REGULATION

    The Company's domestic long distance telephone business is subject to regulation at the federal level by the FCC and at the state level by PUCs of the various states in which the Company operates. Pursuant to regulation by the FCC, the Company's international business must maintain compliance in jurisdictions where the Company services foreign customers.

    The FCC has regulatory jurisdiction over interstate and international telecommunications common carriers, like the Company. Under Section 214 of the Federal Communications Act, the FCC must certify a communications common carrier before it may provide international services. The Company's subsidiaries, LDN, USC and NATC, have obtained Section 214 authorization to provide international switched services by means of resale. The FCC has ruled that "non-dominant" common carriers, like the Company, need not apply for Section 214 authorization for the provision of domestic U.S. interstate services. The FCC has also ruled that non-dominant carriers such as the Company are not required to file interstate tariffs but must continue to file tariffs with the FCC for international service.

    In addition to its certification as a long distance carrier, in May 1996 the Company was issued an SPCOA by the Texas PUC to provide local exchange service as a reseller of Southwestern Bell local exchange services. The Company has also filed application to offer local exchange services in the seven other states in its service area.

    Prior to November 1995, AT&T was classified as a "dominant" carrier for certain domestic long distance and long distance related services. As a result, AT&T was limited in its ability to change its pricing for these services or to discriminate among customers other than by reasons of specifically described volume levels and categories of service. In November 1995, the FCC terminated AT&T's status as a "dominant" carrier for the following domestic services: commercial and residential, operator, "800," directory assistance, private line services and in October 1996 the FCC ruled that non-dominant carriers are not required to file domestic interstate tariffs. As a result, AT&T is on a level playing field with other non-dominant carriers such as the Company with respect to its ability to change prices quickly to meet competition. As a non-dominant carrier, AT&T also will no longer have to submit cost support data with certain of its tariff filings. In addition, AT&T will no longer have to file carrier-to-carrier contracts and will be relieved of certain annual reporting requirements and will automatically be authorized to extend service to any domestic point. As a result of AT&T's new status as a non-dominant carrier, AT&T will be able to more rapidly respond to competitive conditions in the long distance market, including price and service innovations implemented by other non-dominant carriers such as the Company. AT&T will also be able to implement service agreements with other long distance service providers, such as the Company and its competitors, on a case by case basis, depending upon competitive conditions at the time of negotiation.

    An issue under consideration by the FCC which is of potential significance to the Company is that of "Billed Party Preference," or BPP. This term refers to a concept in which any long distance call outside the local telephone company's calling area carried from a publicly available telephone would be completed over the long distance carrier network of the billed party's previously expressed preference. If such a system were implemented successfully, the market niche of operator services, such as that of the Company, would be rendered ineffectual, because an owner of publicly available telephones would be unable to direct operator assisted calls over the network of such owner's desired carrier. The Company derives revenues from such "payphone" business wherein the Company is the desired carrier of the pay telephone owner. Given the inherent technical problems of ever implementing BPP and the indication by local telephone companies that approximately two to four years would be required to reconfigure their networks to BPP's specifications, the Company believes that it is not likely that BPP will be implemented in the near term. As an interim measure, the FCC has proposed to require operator service providers to verbally disclose the applicable charges to consumers before connecting a call if they charge rates greater than certain benchmarks.

    The regulation of the telecommunications industry is changing rapidly, and the regulatory environment varies substantially from state to state. FCC regulatory actions have had, and are expected to continue to have, both positive and negative effects upon the Company. Decisions by the FCC with respect to the permissible business activities or pricing practices of the Company's dominant competitors, such as AT&T, may also have an adverse impact on the Company's operations. Moreover, any significant change in regulations by state governmental agencies could significantly increase the Company's costs or otherwise have an adverse effect on the Company's activities and on any future expansion efforts.

    As a result of the 1996 Act, the RBOCs will be permitted to enter into the out-of-region long distance market immediately and will be able to enter the in-region long distance market subject to FCC approval. There is expected to be no uniformity in the RBOCs' approach to entering in-region or out-of-region service, although eventually it is likely that one or more of the RBOCs will provide long distance service throughout their respective in-region markets and nationally. Importantly for the Company, the 1996 Act defines in-region service to include every state, in its entirety, in which the RBOC provides local exchange service, even if the RBOC is not the incumbent local service provider in all parts of that state. Southwestern Bell (Texas, Oklahoma, Kansas and Arkansas) and US West Communications (New Mexico, Colorado and Arizona) and Bell South (Louisiana) are the principal RBOCs serving the states in which the Company's customers are concentrated. Operating subsidiaries of GTE also provide local exchange service in portions of Texas, New Mexico and Arkansas. It can be anticipated that some or all of these RBOCs will establish switches and transmission facilities competitive with those of the Company, to the extent that they have not already done so in connection with other business activities (such as cellular telephone services). Other RBOCs may seek to enter out of region markets by entering into business relationships or acquiring IXCs such as the Company. In addition, although the 1996 Act provides for certain safeguards to protect against anti-competitive abuse by the RBOCs, it is unknown whether these safeguards will provide adequate protection and the impact of anti-competitive conduct on the Company, if such conduct occurs, is uncertain. See "RISK FACTORS--HIGHLY COMPETITIVE INDUSTRY" and "RISK FACTORS-- REGULATION AND LEGISLATIVE UNCERTAINTY."

    In addition to the 1996 Act, a variety of other regulatory approaches are being considered by state and federal authorities with regard to deregulating local access services. Competitive access providers have installed local networks in many parts of the country, primarily large urban areas, that allow subscribers to route their long distance traffic directly to a designated IXC, thereby bypassing the LEC. In certain instances, the LECs have been afforded a degree of pricing flexibility in differentiating among markets and carriers in setting access charges and other rates in areas where adequate competition has emerged. Although competitive access providers exist in a limited number of the Company's markets, including the Dallas and Phoenix markets, a substantial majority of the Company's customers are concentrated outside of markets served by competitive access providers. As local exchange carriers become free to set rates and to discriminate between customers, the ability of IXCs which are larger than the Company to obtain volume discounts for access and termination charges could adversely affect the Company by reducing the operating costs of its larger competitors relative to those of the Company. In particular, it is expected that the largest players in the long distance market, such as AT&T, MCI, Sprint and WorldCom will be able to guarantee substantially larger volumes to LECs than will the Company. As deregulation of the local exchange market occurs, LECs may be willing to grant large IXCs significant discounts in return for guarantees of volume. There can be no assurance that the Company will be able to obtain similar discounts.

    The FCC is currently considering action on various proposals that may have an impact on the Company. Recent developments include implementation of the 1996 Act discussed above; action by the FCC or PUCs changing access rates charged by LECs and making other related changes to access and interconnection policies, certain of which could have material adverse consequences for the Company; related FCC and state regulatory proceedings considering additional deregulation of LEC access pricing; a pending FCC rulemaking on BPP as described above that could adversely affect the Company's provision of operator services; and various legislative and regulatory proceedings that could result in new local exchange competition.

    The Company is not required to file and maintain tariffs for domestic interstate services. Under recently adopted regulations, the Company has the option to maintain its domestic tariffs on file at the FCC. At the end of an FCC-prescribed transition period, non dominant-carriers, such as the Company, must cancel their domestic tariffs.

    The Company will need to comply with the applicable laws and obtain the approval of the regulatory authority of each state and country in which it provides or proposes to provide telecommunications services. The laws and regulatory requirements vary in these jurisdictions. Some have substantially deregulated various communications services, while other jurisdictions have maintained strict regulatory regimes. The application and tariff procedures can be time-consuming and costly, and terms of licenses vary for different jurisdictions.

    IXCs providing long distance service to the Company where the Company does not maintain its own transmission facilities are similarly obligated to file tariffs with the FCC. As with the Company's tariffs, these tariffs define the eligibility for, and the rate structures and the other terms and conditions of, long distance service. High volume customers such as the Company, may be able to utilize such IXCs, tariffs or contracts with which provide discounted long distance rates. These tariffs or contracts are generally available to any similarly situated customer; however, since customer needs may vary substantially, contracts created specifically for a customer may have little utility to others. The Company believes that it has been successful in negotiating contracts with IXCs to terminate calls outside of the areas covered by its network at advantageous rates. These contracts generally have a term of one year or more and can be extended by mutual agreement. No IXC is under any obligation to structure tariffs specifically for the Company, and there can be no assurance that tariffs created for other customers will meet the Company's needs in the future.

    For a further description of the AT&T Decree and the 1996 Act see "--OVERVIEW OF THE TELECOMMUNICATIONS INDUSTRY."

PROPERTIES

    The executive offices of the Company and its subsidiaries are located at 1600 Promenade Center, 15th Floor, Richardson, Texas. The Richardson facility, currently consists of two floors aggregating approximately 17,500 square feet and the Company is negotiating with the lessee for additional space on another floor. This facility also includes the Company's sales operations, and is currently leased under a five year term expiring on February 28, 2001 and April 30, 2001. During 1995, the Company purchased a 14,000 square foot facility at 1107 Austin Ave., Levelland, Texas, in which the operator services and customer service functions are located. The purchase involved the assumption by the Company of a promissory note, which had a principal amount outstanding of $116,987.40 as of September 30, 1996 and which is secured by a deed of trust. The Company also purchased a 4,100 square foot facility in Midland,

Texas for $170,000 in 1994, which is subject to a deed of trust and vendor's lien note having $100,872.49 in principal amount outstanding as of September 30, 1996. This space was formerly utilized by the abstract and title business of the Company's subsidiary, SATC, part of which remains leased to SATC through February 28, 1997. The Company also leases space in Amarillo, Dallas and Lubbock, Texas and Phoenix, Arizona for the switches which route long distance calls. These leases expire in September 1, 1997, September 2000, March 31, 1998, and November 2000, respectively.

    The Company leases space for sales offices in Fort Smith, Fayetteville and Little Rock, Arkansas, Phoenix and Tucson, Arizona, Longmont, Colorado, Topeka, Kansas, Hammond, Louisiana, Albuquerque, Farmington, Hobbs, Las Cruces and Roswell, New Mexico, Oklahoma City, Oklahoma, and Amarillo, Big Spring, Brownfield, El Paso, Euless, Grand Prairie, Lamesa, Levelland, McKinney, Odessa, Richardson, and Snyder, Texas.

    The Company paid a total of $263,480 in lease expense in fiscal 1995. The Company considers its owned and leased properties adequate to meet its current and reasonably foreseeable needs. The Company believes that additional or alternative space will be available as needed to accommodate any expansion.

LEGAL PROCEEDINGS

    On July 20, 1995, a suit was filed in the 101st Judicial District Court for Dallas County, Texas, Cause No. 95-07136-E (SILVIO AVYAM V. SA HOLDINGS, INC. AND NORTH AMERICAN TELECOMMUNICATIONS CORPORATION) against the Company and its wholly-owned subsidiary NATC, in which the plaintiff is seeking damages from the Company and NATC in excess of $1,500,000 for alleged breach of contract, breach of fiduciary duty, conspiracy and fraud arising out of the termination of the consulting agreement between NATC and the plaintiff. The plaintiff is also seeking an accounting with respect to his relationship with NATC, the issuance of shares of the Company's Common Stock allegedly owed to him and exemplary damages and attorney's fees. The Company believes it has meritorious defenses to the alleged claims and intends to vigorously defend the lawsuit. However, if the Company were required to pay the alleged damages in such lawsuit, it could have a material adverse effect on the Company's financial condition and results of operations. In connection with the termination of the agreement with Mr. Avyam, the Company relocated its offices to another location in Guatemala. Mr. Avyam has filed a criminal complaint in Guatemala City, Guatemala against Paul Miller and others claiming that the personal property which was relocated belonged to Mr. Avyam personally and not the Company. On February 5, 1996, the Company and NATC filed a counterclaim against the plaintiff for breach of his consulting agreement and other related claims alleging an unspecified amount of damages. On March 7, 1996, the plaintiff filed a general denial in such counterclaim. A hearing was held on the Company's motion for summary judgment on July 12, 1966 which was later verbally denied and no order was issued. On September 24, 1996, the parties met for a court ordered mandatory but nonbinding mediation which did not result in settlement. A nonjury trial has been scheduled for December 9, 1996, although a joint motion for continuance of this trial date was filed on November 8, 1996.

    The Company is a party, from time to time, in routine litigation incident to its business. Management believes that it is unlikely that the final outcome of any of these claims or proceedings to which the Company is currently a party if determined adverse to the Company would have a material adverse effect on the Company's financial position or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The table below sets forth certain information as of the date of this Prospectus regarding the directors and executive officers of the Company:

NAME                                  AGE                                     POSITION
--------------------------------      ---      ----------------------------------------------------------------------
Jack W. Matz, Jr................          47   Chairman, Chief Executive Officer and Director(1)

Paul R. Miller..................          54   President, Chief Operating Officer and Director(1)

J. David Darnell................          50   Vice President-Finance, Chief Financial Officer and Director(1)

John H. Nugent..................          52   Vice President and Director(2)(3)

Lynn H. Johnson.................          47   Vice President, General Counsel and Secretary

Igor I. Mamantov................          54   Vice President and Director

John Q. Ebert...................          55   Director(3)

Howard F. Curd..................          32   Director

Dean A. Thomas..................          77   Director(1)(2)

Barry J. Williams, M.D..........          52   Director(2)

Pete W. Smith, Jr...............          41   Director(1)(3)

Thomas L. Cunningham............          53   Director(2)(3)

Rueben F. Richards..............          39   Director

Thomas Ole Dial.................          40   Director

------------------------

(1) Member of the Executive Committee

(2) Member of the Audit Committee

(3) Member of the Compensation Committee

MANAGEMENT BACKGROUND

    The following is a description of the business experience and other matters concerning the directors and executive officers of the Company.

    JACK W. MATZ, JR. serves as Chairman of the Board and Chief Executive Officer of the Company. For more than eight years, Mr. Matz served as President and a director of the Company and its predecessor, SATC. Mr. Matz has also served as director and/or executive officer of the following privately held corporations: Strategic Industries, Inc., an investment company (1982-1989); El Dorado Systems (Canada), Inc., a computer systems firm (1983-1986); HCS Drilling and Operating Corporation, an oil and gas firm (1981-1984) and Koewell Oil and Gas Corporation (1980-1981). Prior to these relationships, Mr. Matz held numerous positions with Chrysler Corporation, ending with zone sales manager for the Rocky Mountain States in 1981.

    PAUL R. MILLER was elected President, Chief Operating Officer and a director of the Company in February 1995. He previously served as Executive Vice President of LDN since 1991. LDN was acquired by the Company in March 1994 and is currently a wholly owned subsidiary of the Company. Mr. Miller's career in telecommunications began in 1981 with U.S. Telephone, Inc. as a member of the management team. His last position with that company was Vice President of Sales, Southwest. He left U.S. Telephone, Inc. in 1984 and for the next three years was involved in other start-up companies concentrating in the field of telecommunications. In 1987, Mr. Miller was appointed Vice President of Sales, North Region for ClayDesta Communications and directed the sales effort in that area. He left ClayDesta in 1988 to join

Telesphere International, Inc. as Vice President of Sales where he directed a nationwide sales force until joining LDN. For disclosure of certain allegations against Mr. Miller in connection with the Company's dispute with a former consultant, see "BUSINESS--LEGAL PROCEEDINGS."

    J. DAVID DARNELL was appointed Vice President-Finance and Chief Financial Officer of the Company in October 1993 and became a director of the Company in December 1993. From December 1989 through September 1993, Mr. Darnell was Chief Financial Officer and a minority owner of Message Phone, Inc., a privately held intellectual property company which develops, patents and licenses technology for the telecommunications industry. From 1986 through November 1989, Mr. Darnell held several key financial management positions with TIC United Corporation, a privately held conglomerate and a group of privately owned insurance companies, the largest of which was American Equitable Life Insurance Company. Mr. Darnell is a certified public accountant.

    JOHN H. NUGENT was elected to the Board of Directors of the Company in July 1995 and was elected a Vice President of the Company in September 1996. Mr. Nugent served as a consultant to the Company from June 1, 1996 to August 31, 1996 when he became an employee of the Company. Mr. Nugent was engaged in a consulting practice between August 1993 and August 31, 1996. He was also employed by CDx, Inc., a physiological laboratory involved in monitoring cardiac patients over the public switched telephone network, as Vice President and Director from January 1995 to November 1995. In June 1996, CDx, Inc. filed a petition under Chapter 7 of the Federal Bankruptcy Code. Mr. Nugent has served as an Adjunct Professor of advanced accounting and corporate finance courses at the University of Dallas (Graduate School of Management) from 1988 to December 1991. From September 1985 to March 1992, Mr. Nugent was President and a member of the Board of Directors of AT&T/DATOTEK, INC., a wholly owned subsidiary of AT&T. From January 1993 through August 1993, Mr. Nugent served as President and a member of the Board of Directors of AT&T Aviation Technologies and Systems, Ltd., a joint venture owned principally by AT&T. Mr. Nugent is a certified public accountant. On November 8, 1995, a suit was filed in the United States District Court for the Southern District of New York, Cause No. 95CIV 9505(RWS) (EXECUTIVE TELECARD, LTD. V. DARYL ENGELMAN, JOHN NUGENT AND WALTER KRAUTH) naming Mr. Nugent as a defendant for breaches of duties of care and good faith, misappropriation of confidential corporate information and tortious interference with business relations of Executive Telecard, Ltd. ("ELT"). ELT is seeking damages from Mr. Nugent in excess of $500,000. Mr. Nugent never served as an officer or director of ELT and was a paid consultant of ELT from January 26, 1995 to March 10, 1995 under an agreement with ELT and a shareholders' committee that he was to become its Chief Executive Officer. Mr. Nugent filed a general denial to such action and believes the suit is without merit and that he has meritorious defenses to the alleged claims. Mr. Nugent intends to vigorously defend the lawsuit.

    LYNN H. JOHNSON has served as the Company's General Counsel and Secretary since September 1995, and was elected a Vice President in January 1996. Ms. Johnson served as Counsel-Corporate Acquisitions and Finance at Electronic Data Systems Corporation from August 1990 to June 1995. From 1979 to July 1990, Ms. Johnson was a partner and an associate in the corporate section of the law firm of Hughes & Luce in Dallas, Texas.

    IGOR I. MAMANTOV was appointed Vice President of the Company in October 1992, became President of BSCV, a wholly owned subsidiary of the Company, in November 1992 and was appointed to the Board of Directors of the Company in July 1993. From 1987 to 1992, Mr. Mamantov had been consulting others in product development and distribution in the Eastern European markets through his company, Dallas International Marketing, Inc. Prior to organizing this company, Mr. Mamantov was associated with Ideal Industries, Inc., Parker Pen Company, and Ridge Tool Company, managing and developing their foreign marketing and distribution divisions.

    JOHN Q. EBERT has served as a director since April 1990 and served as Secretary of the Company from April 1990 to August 1995. He joined the Company as Vice President in December of 1993. Mr. Ebert was formerly the Chairman of the Board and Chief Executive Officer of Redlake Corporation of Carmel,

Indiana. Prior to Mr. Ebert's association with Redlake, he was Chairman, President and Chief Executive Officer of ATEK Information Services, Inc., an information services company. ATEK was acquired in January 1992 by Redlake Corporation. Before the ATEK relationship, Mr. Ebert was President of The Ebert Corporation, a Michigan corporation engaged in the development and administration of computerized appraisal systems and property databases for property tax administration.

    HOWARD F. CURD was elected as a director of the Company in September 1995. Mr. Curd is President, CEO, Director and shareholder of Jesup & Lamont Group Holdings, Inc., a diversified financial holding company. Jesup & Lamont Group Holdings, Inc. operates primarily through its two operating subsidiaries, Jesup & Lamont Securities Corporation, a fully registered NASD broker/dealer, and JLCM, a full service investment bank and financial advisory company. Mr. Curd is Chairman, President and CEO of Jesup & Lamont Securities Corporation and a Managing Director of JLCM. He has held such positions for more than five years.

    DEAN A. THOMAS was elected as a director of the Company in March 1992. Mr. Thomas is a retired insurance executive and actuary and was associated with Lincoln National Life Insurance Company in various management capacities. He retired in 1983 as a Vice President of Lincoln National Life after 40 years of service. Since 1983, Mr. Thomas has been active as a business consultant to insurance companies and others.

    BARRY J. WILLIAMS, M.D. has served as a member of the Board of Directors of the Company since March 1992. Dr. Williams is a family practitioner in Plano, Texas and has served as Vice President of Medshare, Inc., an international medical software development and sales company since January 1993 and Senior Medical Director for Allied Physicians of DFW, Inc., a physicians management services group since April 1996. In addition to being the former Chief of Staff of HCA Medical Center of Plano and Vice Chairman of the Board of Trustees, Dr. Williams has served on the Board of Directors of Koewell Oil & Gas Corp., Strategic Industries, Inc., United City Corporation and West Plano Medical Center, Inc.

    PETE W. SMITH, JR. was elected to the Board of Directors of the Company in July 1993. Since 1971, Mr. Smith has been the President of Spectrum International Corp., a distributor of tools, test equipment and maintenance related products in the electronics and telecommunications industries. Mr. Smith has also been President of PulseTech Products Corporation, a distributor of battery enhancement devices, since August 1994.

    THOMAS L. CUNNINGHAM, was elected to the Board of Directors of the Company in July 1995. Mr. Cunningham has been employed since May 1995 at Rauscher Pierce Refsnes, Inc., a subsidiary of Inter-Regional Financial Group, Inc., as a vice president and senior investment research analyst. From January 1993 to March 1995, Mr. Cunningham was employed as a securities analyst at William K. Woodruff & Company Incorporated. From August 1992 to January 1993, he served as Chief Operating Officer of Healthcare Billing Management, Inc., Medical Infusion Technologies, Inc. and fifteen additional privately-owned related entities engaged in providing outpatient infusion services to oncology patients. From June 1963 (partner since 1979) to September 1991, he was associated with Ernst & Young and predecessor "Ernst" firms. From September 1991 to August 1992 and during April 1995, he was a self-employed business consultant operating as Cunningham Enterprises. Mr. Cunningham has been a director of Bluebonnet Savings Bank FSB, Dallas, Texas, a federally chartered savings bank that is privately owned, since December 1991. He is a member of the National Association of Corporate Directors. Mr. Cunningham is licensed as a Certified Public Accountant and under NASD Series 24, Series 7 and Series 63.

    REUBEN F. RICHARDS, was elected as a director of the Company in March 1996. Mr. Richards has been Senior Managing Director of JLCM since June 1994. From January 1990 through June 1994, Mr. Richards was a principal of Hauser Richards & Co., Inc., an investment firm. Mr. Richards has also been President and Chief Operating Officer of Emcore Technology Corporation, a privately held compound semiconductor equipment manufacturer, since October 1995.

    THOMAS OLE DIAL, was elected as a director of the Company in October 1996. Mr. Dial has been Executive Vice President and Chief Investment Officer for Northstar Investment Management Corporation since its inception in October 1993. Northstar Investment Management is a majority owned subsidiary of Reliastar Financial Corporation. Mr. Dial has been President and sole shareholder of TD & Associates since August 1993. TD & Associates is the General Partner of TD Partners. Northstar Investment Management has been the sub-advisor to TD & Associates since September 1994. Mr. Dial was an officer of National Securities and Research Corporation from July 1989 through July 1993. He was Senior Vice President and Chief Investment Officer from June 1990 through March 1993, and Vice President from July 1989 through June 1990. National Securities and Research Corporation was the investment advisor to the National Funds. Mr. Dial also serves as a director of Telcom Technologies and Intracel Corporation.

BOARD OF DIRECTORS

    The Company has a classified Board of Directors currently comprised of three separate classes, each of which serves for three years, with one class being elected each year. The terms of Igor I. Mamantov, Thomas L. Cunningham, John H. Nugent, Howard F. Curd and Reuben F. Richards will expire at the 1999 Annual Meeting of Stockholders. The terms of John Q. Ebert, Dean A. Thomas, Barry J. Williams, M.D. and Thomas Ole Dial expire at the 1997 Annual Meeting of Stockholders. The terms of Jack W. Matz, Jr., Paul R. Miller, J. David Darnell and Pete W. Smith, Jr. expire at the 1998 Annual Meeting of Stockholders. All directors hold office for their elected term or until their respective successors are duly elected and qualified, except that Messrs. Curd and Richards have agreed to resign from the Board at the time the contractual obligations giving rise to their nominations are no longer in effect. See "TRANSACTIONS WITH RELATED PARTIES." If a director should be disqualified or unable to serve as a director, the vacancy so arising may be filled by the Board for the unexpired portion of the term. All officers serve at the discretion of the Board. There are no family relationships between members of the Board of Directors or any executive officers of the Company.

    The Board of Directors conducts its business through meetings of the Board and through its various committees. In accordance with the Bylaws of the Company, the Board of Directors has established, among other committees, an Executive Committee, an Audit Committee, a Compensation Committee and the Employee Option Committee (as defined herein).

EXECUTIVE COMMITTEE. The Executive Committee exercises broad authority including the powers of the Board between meetings of the entire Board other than such power and authority as Delaware Corporation Law specifically prohibits a committee of the Board from performing. This committee is currently comprised of Messrs. Matz, Miller, Darnell, Thomas and Smith.

AUDIT COMMITTEE. The Audit Committee acts on behalf of the Board of Directors with respect to the Company's financial statements, record-keeping, auditing practices and matters relating to the Company's independent public accountants. Such functions include recommending to the Board of Directors the firm to be engaged as independent public accountants for the next fiscal year; reviewing with the Company's independent public accountants the scope and results of the audit; consulting with the independent public accountants and management with regard to the Company's accounting methods and the adequacy of its internal accounting controls; and approving professional services by the independent public accountants. The Audit Committee is limited to directors who are not officers or employees of the Company or any of its subsidiaries. Messrs. Cunningham, Williams, Nugent and Thomas are currently members of the Audit Committee.

COMPENSATION COMMITTEE. The Compensation Committee reviews and makes recommendations to the Board of Directors concerning major compensation policies and compensation of executive employees. This committee is comprised of Messrs. Ebert, Cunningham, Nugent and Smith.

COMPENSATION OF DIRECTORS. The Company historically has granted stock options (at market price or above) in lieu of directors fees to its various directors. Since the adoption of the 1994 Stock Option Plan for Non-Employee Directors (the "Director Option Plan"), options generally have been granted to directors under that plan. No other compensation was paid to the members of the Board of Directors of the Company (in such capacity) during fiscal 1995. The following table summarizes stock grants made to outside directors under the Director Option Plan in 1995.

                                                                    DIRECTOR OPTION PLAN
                                                               ------------------------------
                                                                  NUMBER OF
                                                                 SECURITIES       EXERCISE
                                                                 UNDERLYING       PRICE PER
DIRECTOR                                                       OPTIONS GRANTED    SHARE (1)
-------------------------------------------------------------  ---------------  -------------
Barry J. Williams............................................        12,500       $   1.875
Pete W. Smith, Jr............................................        17,500           1.875
Thomas L. Cunningham.........................................        20,000           1.875
John H. Nugent...............................................        20,000           1.875
Howard F. Curd...............................................        15,000           2.125
Dean A. Thomas...............................................        17,500           1.875
                                                                    -------
  Total options granted......................................       102,500

------------------------

(1) The exercise price of the options, in each case, was based upon the market value of the Common Stock of the Company on the date of each respective option grant.

EXECUTIVE COMPENSATION

    The following information is furnished for the years ended December 31, 1995, 1994 and 1993 with respect to the Company's Chief Executive Officer and each of the other most highly compensated executive officers of the Company whose total salary during 1995 exceeded $100,000. No other executive officer of the Company received total salary compensation for services rendered to the Company during fiscal 1995 in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                                         LONG-TERM
                                                                                                       COMPENSATION
                                                                                                          AWARDS
                                                                                                       -------------
                                                                                           ANNUAL       SECURITIES
                                                                                        COMPENSATION    UNDERLYING
NAME AND PRINCIPAL POSITION                                                    YEAR     SALARY ($)(1)   OPTIONS (#)
---------------------------------------------------------------------------  ---------  -------------  -------------
Jack W. Matz, Jr...........................................................       1995  $  203,750(2)      170,000
  Chairman of the Board and                                                       1994     150,000          80,000
  Chief Executive Officer                                                         1993     172,000(3)      280,000

Paul R. Miller.............................................................       1995     160,000         135,000
  President and Chief Operating Officer                                           1994     126,323(4)       25,000

J. David Darnell...........................................................       1995     114,000         118,750
  Vice President--Finance and                                                     1994      68,000          52,500
  Chief Financial Officer                                                         1993      15,000(5)       65,000

Terry R. Houston(6)........................................................       1995     185,000         110,000
  Vice President--Telecom Acquisitions                                            1994     163,636(4)       40,000

------------------------

(1) None of the executive officers listed received any annual compensation not properly categorized as salary, except for certain perquisites and other personal benefits which are not shown because the aggregate amount of such compensation, if any, to such individuals during the applicable fiscal year did not exceed the lesser of $50,000 or 10% of total reported salary.

(2) Includes $40,000 paid in 1995 which represented accrued compensation for 1994.

(3) Includes $70,000 paid in 1993 which represented accrued compensation for 1992.

(4) Amount shown reflects salary paid to Mr. Miller and Mr. Houston from March 1, 1994, the beginning date of their employment with the Company, through December 31, 1994.

(5) Amount shown reflects salary paid to Mr. Darnell from October 1, 1993, the beginning date of his employment with the Company, through December 31, 1993.

(6) Mr. Houston resigned from the position of Vice President--Telecom Acquisitions effective April 11, 1996 and from his position as a director of the Company on June 21, 1996.

    For information regarding the contractual compensation to be paid to the above named executive officers, see "--EMPLOYMENT AGREEMENTS AND
CHANGE-IN-CONTROL ARRANGEMENTS."

                       STOCK OPTION GRANTS IN FISCAL 1995

    The following table provides information related to the stock options granted to the named executive officers during fiscal 1995. All options granted during fiscal 1995 were granted pursuant to the Company's 1994 Employee Stock Option Plan ("Employee Option Plan") at an exercise price equal to or in excess of the fair market value on the date of grant.

                                                         INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE
                                  ---------------------------------------------------------------    VALUE AT ASSUMED
                                    NUMBER OF                                                      ANNUAL RATES OF STOCK
                                    SECURITIES    PERCENT OF TOTAL                                  PRICE APPRECIATION
                                    UNDERLYING     OPTIONS GRANTED   EXERCISE OR                    FOR OPTION TERM(2)
                                     OPTIONS       TO EMPLOYEES IN   BASE PRICE                    ---------------------
NAME                              GRANTED (#)(1)     FISCAL YEAR       ($/SH)     EXPIRATION DATE   5% ($)     10% ($)
--------------------------------  --------------  -----------------  -----------  ---------------  ---------  ----------
                                                                                        1-17-2000
Jack W. Matz, Jr................       170,000               19%      $    1.93      to 5-12-2000  $  51,594  $  151,027

                                                                                        1-17-2000
Paul R. Miller..................       135,000               15%           1.75      to 5-12-2000     65,272     144,233

                                                                                        1-17-2000
J. David Darnell................       118,750               13%           1.75      to 5-12-2000     57,415     126,872

                                                                                        1-17-2000
Terry R. Houston (3)............       110,000               12%           1.75      to 5-12-2000     53,184     117,523

------------------------

(1) On January 17 and May 12, 1995, the Board of Directors granted the options listed in the chart above under the Employee Option Plan. The options are non-transferable and forfeitable if the executive leaves the Company for any reason. After a six-month waiting period from the date of grant, the shares acquired upon exercise may only be sold over periods varying from 18 months to 24 months and are subject to repurchase by the Company under certain circumstances.

(2) Potential realizable value is based on the assumption that the price of the Company's Common Stock appreciates at the annual rate shown, compounded annually, from the date of grant until the end of the option term. The values are calculated in accordance with rules promulgated by the Commission and do not reflect the Company's estimate of future stock price appreciation.

(3) Mr. Houston resigned from the position of Vice President--Telecom Acquisitions effective April 11, 1996 and from his position as a director of the Company on June 21, 1996.

  AGGREGATED OPTION EXERCISES IN FISCAL 1995 AND FISCAL YEAR-END OPTION VALUES

    The following table sets forth certain information concerning the exercise of options by each of the named executive officers during fiscal 1995, including the aggregate amount of gains on the date of exercise. In addition, the table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 1995. Also reported are values of "in-the-money" options that represent the possible spread between the respective exercise prices of outstanding stock options and $2.50 per share, which was the market value of the Company's Common Stock as of December 31, 1995.

                                                                     NUMBER OF SECURITIES     VALUE OF UNEXERCISED IN-THE-
                                        SHARES                      UNDERLYING UNEXERCISED       MONEY OPTIONS AT YEAR-
                                       ACQUIRED                     OPTIONS AT YEAR-END(#)             END($)(2)
                                          ON           VALUE      --------------------------  ----------------------------
NAME                                  EXERCISE(#)  REALIZED($)(1) EXERCISABLE  UNEXERCISABLE  EXERCISABLE(3) UNEXERCISABLE
------------------------------------  -----------  -------------  -----------  -------------  -------------  -------------
Jack W. Matz, Jr. (4)...............     256,280     $ 271,688       965,720       800,000     $ 1,270,060    $ 1,000,000
Paul R. Miller......................         -0-           -0-       160,000           -0-         101,250            -0-
J. David Darnell....................         -0-           -0-       236,250           -0-         199,582            -0-
Terry R. Houston (5)................         -0-           -0-       150,000           -0-          82,500            -0-

------------------------------

(1) Aggregate market value of the underlying securities at exercise date minus the exercise price.

(2) Aggregate market value of the underlying securities at December 31, 1995 minus the exercise price.

(3) With respect to stock options granted under the Employee Option Plan, the shares acquired upon exercise are subject to varying resale restrictions over a period of 18 or 24 months after vesting of the option (vesting generally occurs six months after the date of grant) and repurchase rights by the Company.

(4) Mr. Matz had 200,000 shares exercisable and 800,000 shares unexercisable as of December 31, 1995 under his Employment Agreement described below.

(5) Mr. Houston resigned from the position of Vice President--Telecom Acquisitions effective April 11, 1996 and from his position as a director of the Company on June 21, 1996.

1994 EMPLOYEE STOCK OPTION PLAN

GENERAL. On June 16, 1994 the Company's Board of Directors adopted, and on July 11, 1994, the stockholders of the Company approved, the Employee Option Plan. The purpose of the Employee Option Plan is to further the success of the Company and its affiliates by making available Common Stock for purchase by officers and employees of the Company and its affiliates, and thus to provide an additional incentive to such individuals to continue in the service of the Company and its affiliates and to give them a greater interest as shareholders in the success of the Company. The Employee Option Plan provides for the granting of non-qualified stock options ("NQSOs") as well as incentive stock options ("ISOs") under
Section 422 of the Code (collectively, the "Employee Options"). Under the Employee Option Plan, 2,000,000 shares of Common stock are reserved for granting as Employee Options. At November 30, 1996, the Company had granted outstanding Employee Options to purchase an aggregate of 1,535,050 shares of Common Stock under the 1994 Employee Option Plan.

TERMS AND CONDITIONS. The 1994 Employee Option Plan is administered by a committee comprised of two or more disinterested directors appointed by the Board of Directors of the Company (the "Employee Option Committee"). Currently, the Employee Option Committee consists of five members, namely, Messrs. Williams, Smith, Curd, Cunningham and Ebert. The Employee Option Committee is constituted in a manner intended to comply with the requirements of Rule 16b-3 under the Securities Exchange Act of 1934 (the "Exchange Act") pertaining to the disinterested administration of employee benefit plans. If the Employee Option Plan satisfies the disinterested administration and other requirements of Rule 16b-3, discretionary grants of options under the Employee Option Plan to persons subject to liability under Section 16(b) will be exempt from such liability to the extent provided by Rule 16b-3.

    The Employee Option Plan grants broad authority to the Employee Option Committee to grant Employee Options to (i) full time employees and officers of the Company, (ii) those directors of the Company who are also employees of the Company and (iii) certain non-employee consultants of the Company selected by the Employee Option Committee. Such authorization includes the right to determine the number of shares subject to option, and the appropriate periods and methods of exercise, and requirements regarding the vesting of all options. The Employee Option Plan further authorizes the

Employee Option Committee to set forth provisions in individual option agreements (which need not be identical or consistent with respect to each optionee) regarding the exercise and expiration of Employee Options according to stated criteria. The Employee Option Committee oversees the methods of exercise of Employee Options with attention being given to compliance with appropriate securities laws and regulation.

    With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of the Company's outstanding capital stock (a "10% Stockholder"), the exercise price of any ISO granted must be at least 110% of the fair market value of the Common Stock on the date of grant. The exercise price of ISOs for all other employees shall be no less than 100% of the fair market value of the Common Stock on the date of grant. There is no specified price requirement for NQSOs, except that the option exercise price must exceed the par value of the Common Stock. Payment for the Common Stock upon exercise of an Employee Option may be made in cash, by certified check, by money order or by the delivery of shares of Common Stock owned by the option holder having a fair market value equal to the exercise price, or by delivery of a combination of any of the foregoing.

    The Employee Options are not generally transferable by an optionee, other than by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order and are exercisable during the lifetime of an optionee only by such optionee. The Company may make or guarantee loans to individuals to finance the purchase of shares of Common Stock upon the exercise of Employee Options under the Employee Option Plan. The maximum term of an option granted under the Employee Option Plan may not exceed five years from the date of grant in the case of an option granted to a 10% Stockholder and not more than 10 years from the date of grant in the case of all other optionees.

    Employee options generally contain certain anti-dilution provisions which provide for adjustment in the number of shares of Common Stock and option price in the case of subdivisions or consolidations of the Common Stock, stock dividends, recapitalizations and similar events.

    The Company has the option to repurchase shares of its Common Stock from optionees who acquire such shares through the exercise of options under the Employee Option Plan, and who do not remain in the employee of the Company for specified minimum periods following the date of grant, generally at least 18 months in the case of employee directors, 24 months in the case of officers and 30 months in the case of all other employees. The amount payable by the Company in each case is equal to the amount which the optionee paid for such shares upon exercise of the option giving rise to the Company's repurchase rights.

    The Employee Option Plan terminates on January 1, 2004. The Board may at any time suspend or terminate the Employee Option Plan prior to such time or may amend it from time to time in such respects as the Board may deem advisable, except that no amendment, suspension or termination may impair any of the rights or obligations of an optionee under any Employee Option previously granted to such optionee under the Employee Option Plan.

    On May 31, 1996, the Company approved certain amendments to the Employee Option Plan which provide that all Employee Options granted under the Employee Option Plan automatically vest upon a Change of Control (as defined below) and that in the event of a termination of employment following a Change of Control all options will be exercisable for a minimum of 90 days. For these purposes, a "Change of Control" is defined as (i) the consummation of any consolidation or merger of the Company in which the surviving corporation or in which shares of the Company's Common Stock are converted into cash, securities or other property, (ii) a sale or other transfer of all or substantially all of the assets of the Company, (iii) stockholder approval of a proposal to liquidate or dissolve the Company, (iv) a person shall become the beneficial owner of 30% or more of the Company's outstanding Common Stock (except for those who had such beneficial ownership prior to May 31, 1996) or (v) during the period of any two consecutive years, individuals at the beginning of such period constitute the entire Board of Directors shall cease for any reason to constitute a majority thereof. In each instance, such events are subject to certain exclusions. In addition, upon a Change in Control, (i) provisions of the Employee Option Plan requiring termination of Employee Options upon termination of the employment of the holder will not apply except for a termination due to conviction for a felony or a crime involving moral turpitude, and (ii) all Employee Options granted thereunder will be deemed to vest immediately and that any Company repurchase option or salability restriction set forth in any option agreement would be considered void and of no further force and effect.

    The shares of Common Stock issuable pursuant to the exercise of Employee Options have been registered with the Commission.

1994 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS

GENERAL. On June 16, 1994, the Board of Directors adopted, and on July 11, 1994, the stockholders of the Company approved, the Director Option Plan. The purpose of the Director Option Plan is to advance the interests of the Company by providing additional incentives to attract and retain qualified and competent non-employee directors. In furtherance of such purpose, the Director Option Plan provides for the granting of NQSOs to such non-employee directors to purchase Common Stock ("Director Options"). A total of 1,000,000 shares of Common Stock (subject to adjustment as described below) has been reserved for issuance under the Direction Option Plan. At November 30, 1996, the Company had granted outstanding Director Options to purchase an aggregate of 280,000 shares of Common Stock under the Director Option Plan.

TERMS AND CONDITIONS. The Director Option Plan provides that any non-employee director of the Company who is elected to the Board of Directors of the Company shall be automatically granted a Director Option to purchase 10,000 shares of Common Stock (plus an additional Director Option to purchase 2,500 shares of Common Stock for each Committee of the Board of Directors to which such director was appointed) on the date immediately following the date on which such person becomes a non-employee director, whether at an annual meeting of stockholders or otherwise. Such director shall also automatically receive a Director Option to purchase an additional 10,000 shares of Common Stock (plus an additional Director Option to purchase 2,500 shares of Common Stock for each Committee of the Board of Directors to which such director was appointed), on the date immediately following the date of each successive annual meeting of the stockholders of the Company thereafter, unless any such date shall be within 185 calendar days of a previous grant to such director. Each Director Option will vest six months after the date of the grant and will expire five years after the date of grant.

    No Director Option may be granted at an exercise price per share that is less than the fair market value of the Common Stock at the date of grant. The exercise price of a Director Option may be paid in cash, certified or by cashier's check, by money order, or by delivery of shares of Common Stock owned by the option holder having a fair market value equal to the exercise price, or by delivery of a combination of any of the foregoing.

    Director Options generally contain certain anti-dilution provisions which provide for an adjustment in the number of shares of Common Stock and option prices in the case of subdivisions or consolidations of the Common Stock, stock dividends, recapitalizations and similar events.

    The Director Options are not generally transferable by the optionee except by will or by the laws of descent and distribution or pursuant to a qualified domestic relations order, and are exercisable during the lifetime of an optionee only by such optionee.

    A Director Option will terminate on the earlier to occur of (i) 30 days after the date that the optionee ceases to be a Director, except that if the optionee dies while serving as a director, the Director Option will expire one year from the date of death or six months from such date if the optionee dies within 30 days after ceasing to serve as a director, or (ii) five years from the date of grant of the Director Option. No executive officer or other employee of the Company is entitled to participate in the Director Option Plan.

    The administration and other terms of the Director Option Plan have been structured so that the options granted to the non-employee directors who administer the company's stock plans shall qualify as transactions exempt from
Section 16(b) of the Exchange Act, pursuant to Rule 16b-3 promulgated thereunder. See "--1994 EMPLOYEE STOCK OPTION PLAN."

    The Company has the right to repurchase shares of its Common Stock from any director optionee who acquires such shares of Common Stock through the exercise of options under the Direction Option Plan and who does not continue to serve as a director of the Company, for any reason, for at least 18 months following the date of grant of the option. The amount payable by the Company in each case is equal to the amount which the optionee paid for such shares upon exercise of the option giving rise to the Company's repurchase rights.

    The Director Option Plan will terminate on January 1, 2004, and any Director Option outstanding on such date will remain outstanding until it has either expired or been exercised.

    The shares of Common Stock issuable pursuant to the Director Options have been registered with the Commission.

INCENTIVE STOCK OPTION PLAN

    The Company's Incentive Stock Option Plan (the "Incentive Stock Option Plan") is comprised of two separate employee benefit plans; namely, the 1992 Employee Stock Option Plan and the July 1, 1993 Stock Option Plan which was subsequently amended and restated by the Board of Directors of the Company as the January 1, 1994 Amended Stock Option Plan.

    The purposes of the Incentive Option Plan were (i) to attract, retain, reward, and motivate the officers, directors and key employees of the Company,
(ii) to encourage stock ownership by providing them with the means to acquire shares of the Company's Common Stock or to increase their stock holdings and
(iii) to provide a greater community of interest between such individuals and the Company's stockholders. The Incentive Stock Option Plan provided for the granting of NQSOs and ISOs to officers, directors and other employees and was intended to qualify as a "formula plan" under Rule 16b-3 of the Exchange Act, being administered by a disinterested committee. At November 30, 1996, the Company had outstanding options to acquire an aggregate of 438,000 shares of the Company's Common Stock under the Incentive Option Plan. No new option grants will be made under the Incentive Option Plan.

OTHER OPTIONS

    The Company historically has granted stock options and/or awarded restricted stock to a limited number of key employees (including certain officers and directors) which have not been granted or issued pursuant to a specific plan but rather have been made to attract and retain such key employees in special circumstances. Generally, these grants have occurred contemporaneously with the employment of such key employees (as an inducement to accept employment), although some grants have been made subsequent to commencing employment with the Company. The Company believes that the use of these options and restricted stock grants have been, and in the foreseeable future will continue to be, an important and necessary incentive to permit the Company to attract and retain key employees in competition with companies having much greater resources.

EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS

    Effective March 24, 1995, the Company entered into an Employment Agreement with Jack W. Matz, Jr. which was amended effective January 1, 1996 on March 13, 1996. The Employment Agreement with Mr. Matz will expire on March 24, 2000, unless terminated earlier as provided therein, including termination by the Company with or without cause. In the event Mr. Matz is terminated for cause (defined in the Employment Agreement to include such reasons as an act of dishonesty on the part of Mr. Matz constituting a felony or intended to result in substantial gain or personal enrichment at the expense of the Company, his willful failure to perform his duties and a determination by 75% of the members of the Board of Directors to terminate the Employment Agreement), Mr. Matz shall be entitled to receive only the base salary being paid to him at such time, through the date of termination. The Employment Agreement may also be terminated by the Company at any time without cause upon 30 days written notice to Mr. Matz. In the event of this termination without cause, Mr. Matz shall be entitled to continue to receive the base salary effective at the time of termination, and to continue to participate in all regular employee benefit plans, for a period of two and one-half (2 1/2) years or until March 23, 2000, whichever occurs earlier. Mr. Matz may voluntarily terminate the Employment Agreement at any time upon 30 days written notice to the Company, in which event he shall be entitled to receive only his base pay in effect at that time through the date of termination.

    The Employment Agreement provides that Mr. Matz shall be paid an annual base salary of $150,000, subject to increase, at Mr. Matz's option, to a level equal to the highest salary level being paid to any other employee of the Company from time to time during Mr. Matz's employment period. As a result of this feature of Mr. Matz's Employment Agreement, Mr. Matz's annual base salary was increased to be equivalent to the salary received by Mr. Terry Houston, the Company's former Vice President-Telecom Acquisitions. Additionally, Mr. Matz is entitled to receive annual cash bonuses based upon the attainment by the Company of certain annual consolidated net income levels, as follows:

ANNUAL NET INCOME LEVEL                        PERCENTAGE TO BE PAID AS BONUS COMPENSATION
-------------------------------  -----------------------------------------------------------------------
$0-200,000.....................  1% of net income up to and including $200,000
$200,001-1,200,000.............  4% of net income from $200,001 up to and including $1,200,000
$1,200,001 and above...........  8% of net income above $1,200,000

    For purposes of this bonus, net income is the net income of the Company and its consolidated subsidiaries determined in accordance with GAAP as reflected in the Company's audited financial statements, excluding the effect of income taxes and including cash bonuses paid to any employee or consultant other than Mr. Matz and 50% of goodwill amortization expense for such year.

    Mr. Matz may also be awarded additional bonuses, at the discretion of the Board of Directors.

    The Employment Agreement also provides that Mr. Matz will be entitled to receive stock options entitling Mr. Matz to purchase up to an aggregate of 60,000 shares of Common Stock of the Company, in three 20,000 share allotments, to be granted at such time that the annual earnings per share of the Company and its subsidiaries (on a consolidated basis) exceed, for the first time, $.01, $.15 and $.25 earnings per share, respectively. Any option granted under this provision of Mr Matz's Employment Agreement shall be exercisable for a period of five years from the date of grant and shall have an exercise price equal to the fair market value of the Common Stock on the date of grant.

    Effective March 24, 1995, in connection with Mr. Matz's agreement to release any and all claims against the Company under any prior agreements relating to his employment with the Company, Mr. Matz was granted an option to acquire up to 1,000,000 shares of Common Stock at an exercise price of $1.25 per share, the fair market value of the Common Stock on the settlement date. This stock option vested as to 200,000 shares of Common Stock on the date of grant, March 24, 1995, 160,000 shares of Common Stock on March 24, 1996 and vests as to an additional 160,000 shares of Common Stock on each of the four anniversaries thereafter. Mr. Matz's stock option is exercisable for up to five years after full vesting. However, if Mr. Matz is terminated by the Company without cause, such stock option will become immediately exercisable, and will remain exercisable for two years thereafter, with respect to a number of shares of Common Stock equal to 500,000 plus all vested but unexercised options then outstanding, but in no event in excess of 1,000,000 shares. The price to be paid for the shares of Common Stock to be issued pursuant to the exercise of this option may be paid at the option of Mr. Matz (i) in cash, (ii) through a combination of cash and a promissory note, or (iii) by the delivery to the Company of an equivalent number of shares of Common Stock.

    In the event Mr. Matz is no longer employed by the Company prior to March 24, 2000, the Company may repurchase any or all of the shares of Common Stock, in excess of 500,000 shares of Common Stock, acquired by Mr. Matz pursuant to the exercise of the options issued in connection with the Employment

Agreement. The price payable by the Company in connection with any such repurchase shall be equal generally to the fair market value of such shares at the date of the repurchase and shall be payable, at the option of the Company, in cash or by the delivery of a promissory note of the Company.

    Mr. Matz also has the right to require the Company to register for sale, on three separate occasions between April 1, 1996 and March 23, 2000, any or all of the shares of Common Stock acquired as a result of the exercise of the options issued in connection with the Employment Agreement.

    On March 13, 1996, the Company entered into an Employment Agreement with Paul R. Miller effective as of January 1, 1996. The Employment Agreement will expire on December 31, 1998, but is automatically extended for additional successive one-year terms thereafter unless the agreement is terminated by the Company or Mr. Miller upon at least 60 days prior written notice as provided therein. Similar to Mr. Matz's employment agreement, if the Employment Agreement with Mr. Miller is terminated with cause, he is entitled to the base salary earned by him to the date of termination. Pursuant to the terms of Mr. Miller's Employment Agreement, he is entitled to an annual base salary of $160,000.

    Additionally, Mr. Miller is entitled to receive annual cash bonuses based upon the attainment by the Company of certain annual consolidated net income levels (calculated in generally the same method as set forth in Mr. Matz's Employment Agreement), as follows:

ANNUAL NET INCOME LEVEL                        PERCENTAGE TO BE PAID AS BONUS COMPENSATION
-------------------------------  -----------------------------------------------------------------------
$0-$250,000....................  None
$250,001 to $500,000...........  1% of net income up to and including $500,000
$500,001-$1,200,000............  2% of net income from $500,001 up to and including $1,200,000
$1,200,001 and above...........  5% of net income above $1,200,000

    Mr. Miller may also be awarded additional bonuses, at the discretion of the Board of Directors.

    The Employment Agreement with Mr. Miller also provides that he will be entitled to receive stock options entitling Mr. Miller to purchase up to an aggregate of 60,000 shares of Common Stock of the Company, in three 20,000 share allotments, to be granted at such time that the annual earnings per share of the Company and its subsidiaries (on a consolidated basis) exceed, for the first time, $.01, $.15 and $.25 earnings per share, respectively. Any option granted under this provision of Mr. Miller's Employment Agreement shall be exercisable for a period of five years from the date of grant and shall have an exercise price equal to the fair market value of the Common Stock on the date of grant. Mr. Miller has the right to require the Company to register for resale, on two separate occasions after January 1, 1997 and until the later of December 31, 1998 or the final termination date of any automatic extension of his Employment Agreement, any and all of the shares of Common Stock acquired as a result of the exercise of these options.

    In the event Mr. Miller is no longer employed by the Company on the later to occur of December 31, 1998 or, if his Employment Agreement is automatically extended, the date of termination as so extended, the Company may repurchase any or all of the shares of the Common Stock, in excess of 500,000 shares of Common Stock, acquired by Mr. Miller pursuant to the exercise of the options issued in connection with the Employment Agreement. The price payable by the Company in connection with any such repurchase shall be equal generally to the fair market value of such shares at the date of the repurchase and shall be payable, at the option of the Company, in cash or by the delivery of a promissory note of the Company.

    Under the terms of the Company's employment agreements with Mr. Miller and Mr. Matz, a "Change of Control" of the Company is deemed to exist upon the occurrence of any of the following: (i) any person other than such employee or a person acquiring securities directly or indirectly in connection with any financing or capital raising activity undertaken by the Company in connection with the USC acquisition is or becomes a beneficial owner (as defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing more than 25% of the combined voting power of the Company's outstanding securities; (ii) at any time during the twenty-four month period following a merger, tender offer, consolidation, sale of assets or contested election, or any combination of such transactions, at least a majority of the Company's Board of Directors shall cease to be "continuing directors" (meaning directors of the Company prior to such transaction or who subsequently become directors and whose election or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds of the directors then still in office prior to such transaction); or (iii) the Company's stockholders approve a plan of complete liquidation of the Company or an agreement of sale or disposition by the Company of all or substantially all of the Company's assets.

    If such a "Change of Control" occurs under Mr. Matz's Employment Agreement, Mr. Matz is generally entitled to receive (i) one year's base salary as a lump sum payment if he voluntarily terminates his employment within 90 days of such event, (ii) no severance if he voluntarily terminates his employment after 90 days of such event; (iii) a lump sum severance payment equal to any remaining salary payments due from date of termination until March 23, 2000 if he is involuntarily terminated other than for "cause" (as defined above); provided that such lump sum cannot exceed 2.99 times his five year average annual compensation; and (iv) his base salary up until the last date of employment if he is involuntarily terminated for "cause."

    If such "Change of Control" occurs under Mr. Miller's Employment Agreement, Mr. Miller is entitled to have such employment agreement assumed by the Company's successor or purchaser or be compensated in accordance with the terms thereof even if relieved of his duties.

    Effective April 11, 1996, Mr. Houston and the Company entered into a settlement agreement (the "Settlement Agreement") pursuant to which Mr. Houston's employment agreement with LDN was terminated, the Company issued to Mr. Houston 142,354 shares of restricted Common Stock and Mr. Houston was released from his obligations under a certain Promissory Note of Mr. Houston to LDN in the principal sum of $195,903.75. In reaching this agreement, the Company calculated the present value of all sums remaining to be paid under his employment agreement and offset the outstanding balance under the Promissory Note against such sum. In connection with the Settlement Agreement, Mr. Houston agreed to remain available to advise and consult with the Company (for no additional consideration other than reasonable out-of-pocket expenses) through March 31, 1999, and agreed not to compete with the Company for three years after the date of the Settlement Agreement. In addition, Mr. Houston executed a voting agreement in connection with such transaction granting Mr. Matz the right to designate the manner in which the shares of Common Stock owned by Mr. Houston are voted. On June 10, 1996, the Company and Mr. Houston amended the Settlement Agreement to provide for additional understandings with respect to the date Mr. Houston ceased being an employee of the Company and with respect to insurance coverage for Mr. Houston and his wife.

    The Company entered into a Severance Agreement with Mr. Darnell terminating Mr. Darnell's rights under an employment agreement with the Company dated August 8, 1993, except for his right to receive formula bonuses based on the annual profitability of the Company determined by measuring gross income less all operating expenses on a consolidated basis. Generally, should the Company have profits of between $500,001 and $1,500,000 or profits in excess of $1,500,000, Mr. Darnell is eligible to receive a bonus of 1.0% and 1.5%, respectively, of such profits. Under the Severance Agreement, Mr. Darnell will be entitled to receive as severance 150% of his annual salary in effect on the date of a change of control of the Company if he is terminated for any reason (other than death, voluntarily or due to a conviction of a felony involving a crime of moral turpitude) within one year after such change of control.

    Pursuant to the terms of the terms of the Employee Option Plan as amended at the Annual Meeting of Stockholders on May 31, 1996, all options granted under either such plan will (i) vest automatically upon a change of control of the Company and (ii) remain exercisable for a minimum of 90 days upon the termination of such optionee following such a change of control of the Company. See "MANAGEMENT--1994 EMPLOYEE STOCK OPTION PLAN."

          SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

    The following table and notes thereto set forth certain information with respect to the shares of Common Stock beneficially owned by (i) each person known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director and executive officer of the Company included in this Prospectus under "MANAGEMENT--EXECUTIVE COMPENSATION" and (iii) all executive officers and directors of the Company as a group, as of November 30, 1996.

                                                                                 BENEFICIAL OWNERSHIP
                                                                          ----------------------------------
                                                                               SHARES OF
NAME AND ADDRESS OF BENEFICIAL OWNER                                        COMMON STOCK(1)     PERCENT(2)
------------------------------------------------------------------------  -------------------  -------------
Jack W. Matz, Jr. ......................................................     4,587,309(3)(4)         25.6%
  1600 Promenade Center, 15th Floor
  Richardson, Texas 75080

Paul R. Miller .........................................................       351,272(5)             2.2%
  1600 Promenade Center, 15th Floor
  Richardson, Texas 75080

J. David Darnell .......................................................       323,750(6)             2.0%
  1600 Promenade Center, 15th Floor
  Richardson, Texas 75080

Igor I. Mamantov .......................................................       298,300(7)             1.9%
  1600 Promenade Center, 15th Floor
  Richardson, Texas 75080

John H. Nugent .........................................................        70,000(8)            *
  1600 Promenade Center, 15th Floor
  Richardson, Texas 75080

John Q. Ebert ..........................................................        18,800(9)            *
  3612 Garden Brook Dr., Apt. 134
  Farmers Branch, Texas 75234

Howard F. Curd .........................................................     2,020,000(10)(11)       11.5%
  650 Fifth Ave.
  New York, New York 10019

Dean A. Thomas .........................................................       353,405(12)            2.2%
  1907 Ridge Creek Dr.
  Richardson, Texas 75082

Barry J. Williams, M.D. ................................................       340,316(13)            2.1%
  4100 W 15th St., #103
  Plano, Texas 75075

Pete W. Smith, Jr. .....................................................       450,923(14)            2.9%
  3131 Premier Drive
  Irving, Texas 75063

Thomas L. Cunningham ...................................................        70,790(15)           *
  1717 Endicott Drive
  Plano, Texas 75205-3057

Reuben F. Richards .....................................................     2,000,000(10)(16)       11.4%
  650 Fifth Ave.
  New York, New York 10019

Thomas Ole Dial ........................................................     4,607,843(17)           22.8%
  2 Pickwick Plaza
  Greenwich, Connecticut 06830

                                                                                 BENEFICIAL OWNERSHIP
                                                                          ----------------------------------
                                                                               SHARES OF
NAME AND ADDRESS OF BENEFICIAL OWNER                                        COMMON STOCK(1)     PERCENT(2)
------------------------------------------------------------------------  -------------------  -------------
Jesup & Lamont Capital Markets, Inc. ...................................     1,990,000(10)           11.3%
  650 Fifth Avenue
  New York, New York 10019

Terry R. Houston .......................................................       864,750(18)            5.5%
  9 Carriage Hill
  San Antonio, Texas 78257

Northstar Investment Management Corporation ............................     4,607,843(19)           22.8%
  2 Pickwick Plaza
  Greenwich, Connecticut 06830

Laura Huberfeld/Naomi Bodner Partnership ...............................     1,050,000(20)            6.4%
  152 West 57th Street
  New York, New York 10019

All executive officers and directors as a group (consisting of 14           13,400,936(21)           51.5%
  persons)

--------------------------

*   Represents less than one percent (1%).

(1) Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise indicated each of the persons or entities named has sole voting and investment power with respect to the shares reported.

(2) The percentages indicated are based on exercisable outstanding options and conversion privileges for each individual or entity listed and 15,640,535 shares of Common Stock issued and outstanding on November 30, 1996.

(3) Includes 932,000 shares that Mr. Matz has the right to acquire upon the exercise of stock options and other rights exercisable within 60 days.

(4) Includes shares that Mr. Matz has the right to vote (or direct the vote) under voting agreements or voting trusts but over which he does not have dispositive power. Mr. Matz, as trustee under nine separate voting trust agreements, has the right to vote 1,393,781 shares of the Company's Common Stock on any matters presented to the stockholders for a vote. Each of these voting trust agreements has a duration of five years and will terminate at various times through April 1999. In addition, under certain other voting agreements with five purchasers of the Company's Common Stock and Warrants in connection with a September 20, 1995 private placement, Mr. Matz has the right to vote 337,300 shares of the Company's Common Stock held by (and included herein), and 10,000 shares of Common Stock issuable upon exercise of such Common Stock Purchase Warrants ("1995 Warrants") issued to such purchasers. Also, under voting agreements with six purchasers of the Company's warrants in connection with a private placement on May 7, 1996, Mr. Matz has the right to vote 1,337,500 shares of Common Stock issuable upon exercise of such Common Stock Purchase Warrants (the "1996 Warrants") issued to such purchasers. The voting agreements with respect to the 1995 Warrants and 1996 Warrants terminate on August 31, 2005 and May 7, 2006, respectively. The 1995 Warrants are exercisable until September 11, 1997. The 1996 Warrants are exercisable until May 7, 1998. Also includes 142,354 shares of Common Stock which Mr. Matz has the right to vote under a voting agreement until the earlier of Mr. Houston's transfer of such shares or April 11, 2001.

(5) Includes 180,000 shares that Mr. Miller has the right to acquire upon the exercise of options and other rights exercisable in 60 days. Pursuant to that certain Voting Trust Agreement, dated April 12, 1994, Mr. Miller has transferred the right to vote 169,272 shares of Common Stock to Jack W. Matz, Jr. as Trustee on all matters presented to the stockholders for a vote. Mr. Miller retains sole dispositive power over all shares beneficially owned by him.

(6) Includes 308,750 shares that Mr. Darnell has the right to acquire upon the exercise of stock options, exercisable within 60 days.

(7) Includes 298,300 shares that Mr. Mamantov has the right to acquire upon the exercise of stock options and other rights exercisable within 60 days.

(8) Includes 40,000 shares that Mr. Nugent has the right to acquire upon the exercise of stock options and other rights exercisable within 60 days.

(9) Includes 18,800 shares that Mr. Ebert has the right to acquire upon the exercise of stock options, exercisable within 60 days.

(10) Includes 500,000 shares of the Company's Common Stock that JLCM has the right to acquire upon the exercise of Common Stock Purchase Warrants exercisable within 60 days and 1,440,000 shares issuable upon conversion of shares of Series A Stock of the Company. Messrs. Curd and Richards are Managing Director and Senior Managing Director, respectively, of such entity.

(11) Includes 30,000 shares that Mr. Curd has the right to acquire upon the exercise of stock options and other rights exercisable within 60 days.

(12) Includes 169,166 shares that Mr. Thomas has the right to acquire upon the exercise of stock options and other rights exercisable within 60 days.

(13) Includes 274,166 shares that Dr. Williams has the right to acquire upon the exercise of stock options and other rights exercisable within 60 days.

(14) Includes 121,666 shares that Mr. Smith has the right to acquire upon the exercise of stock options and other rights exercisable within 60 days.

(15) Includes 40,000 shares that Mr. Cunningham has the right to acquire upon the exercise of stock options and other rights exercisable within 60 days.

(16) Includes 10,000 shares that Mr. Richards has the right to acquire upon the exercise of stock options exercisable within 60 days.

(17) Includes 4,607,843 shares issuable upon conversion of $11,750,000 principal amount of Notes that Mr. Dial, in his position as Investment Manager for Northstar Investment Management, has the right to direct the investment thereof.

(18) Includes 160,000 shares that Mr. Houston has the right to acquire upon the exercise of options and other rights exercisable within 60 days. Pursuant to that certain Voting Trust Agreement, dated April 12, 1994, Mr. Houston has transferred the right to vote 562,396 shares of Common Stock to Jack W. Matz, Jr. as Trustee on all matters presented to the stockholders for a vote. Mr. Matz also has the right to vote an additional 142,354 shares of Common Stock owned by Mr. Houston under a separate voting agreement. Mr. Houston retains sole dispositive power over all shares beneficially owned by him.

(19) Includes 4,607,843 shares issuable upon conversion of $11,750,000 principal amount of Notes.

(20) Includes the right to acquire 750,000 shares of the Company's Common Stock upon exercise of a Warrant issued as part of the 1996 Warrants. The 1996 Warrants are exercisable beginning January 7, 1997 until May 7, 1998. The Company's Chairman and Chief Executive Officer, Jack W. Matz, Jr., has the power to vote all shares which may be issued upon exercise of any 1996 Warrants pursuant to a voting agreement that terminates on May 7, 2006.

(21) Includes 7,583,783 shares that 14 directors and executive officers have the right to acquire beneficial ownership of upon the exercise of stock options and other rights exercisable or convertible within 60 days.

Except as set forth in the chart above, the Company knows of no person or entity that on November 30, 1996 had or could be deemed to have beneficial ownership of 5% or more of the Common Stock.

                       TRANSACTIONS WITH RELATED PARTIES

    During fiscal 1993, Jack W. Matz, Jr. and Igor I. Mamantov, directors of the Company, made loans to the Company in the original principal amounts of $72,000 and $60,000, respectively. Each of these loans were repaid during the year ended December 31, 1993, including accrued interest at 12% per annum. In connection with these loans, each such director was granted an option to purchase (i) one share of Common Stock and (ii) one Common Stock purchase warrant for each $.75 of principal amount loaned to the Company at an exercise price of $.75 per share for the option and $.94 for the warrant. The Company granted options and warrants to purchase an aggregate of 352,000 shares of Common Stock to Messrs. Matz and Mamantov in this regard. The options expire on April 1, 1998 and the warrants expire on April 1, 2003. Neither Messrs. Matz nor Mamantov have exercised any such options or warrants.

    On February 17, 1995, Messrs. Matz, Thomas, Houston, Williams and Smith each made a loan in the principal amount of $25,000 and Mr. Miller made a loan in the principal amount of $20,000 to the Company with an interest rate of 12% per annum. The loans were originally due on May 17, 1995 and were extended for varying periods through October 1995 for a 1% extension fee. Mr. Thomas' loan was repaid by the issuance of 27,239 shares of Common Stock. All other such loans were repaid in cash or offset in connection with the exercise of options by the Company during 1995. In addition, in connection with such loans, Messrs. Matz, Houston and Smith accepted options to purchase 14,286 shares of Common Stock and Mr. Miller accepted options to purchase 11,429 shares of Common Stock, all exercisable between June 17, 1995 and December 17, 1995 at $1.75 per share. All of such options expired unexercised.

    In addition to the loans described above, Mr. Matz made loans to the Company with an interest rate of 12% per annum in the following principal amounts on the following dates: $48,610 on July 1, 1994, $75,000 on May 15, 1995 and $25,000 on
June 1, 1995. The Company made aggregate repayments on such loans of $18,000 in 1994 and $130,000 in 1995. At December 31, 1995, the outstanding principal balance on such loans was $25,610.

    In connection with the financing of the Company's acquisition of USC, JLCM purchased 166,667 shares of Series A Stock and was issued the JLCM Warrant to purchase 500,000 shares of Common Stock (with an exercise price of $1.125 per share) for an aggregate of $1.5 million. In addition, the Company paid fees and expenses of $49,241 to JLCM in 1995. Bill Johnson, a director and officer of the Company from September 1995 through January 1996 and a former shareholder of USC was issued (i) promissory notes in the aggregate principal amount of $1,700,000,
(ii) 50,000 shares of Series B Stock, and (iii) a warrant exercisable for 420,000 shares of Common Stock in connection with the purchase of his shares of USC Common Stock (collectively, the "Johnson USC Securities"). During 1995, the Company made aggregate payments of principal and interest of $468,396 to Mr. Johnson under such notes (and other immaterial notes which were outstanding to USC before consummation of the acquisition) and additional payments of $75,000 under an employment agreement with Mr. Johnson. Mr. Johnson also received a payment of $1,000,000 in cash for his USC Stock and the sum of $799,920 as a nonsolicitation fee in connection with such transaction. On June 21, 1996, the Company purchased the Johnson USC Securities with the issuance of 337,209 shares of the Company's Common Stock, and on August 14, 1996, the Company exercised its option to purchase such shares of Common Stock held by Mr. Johnson for $1,160,000. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

    In connection with the Company's credit facility with Norwest, the Company agreed to pay Mr. Matz an annual guarantee fee of 5% of $500,000, the maximum amount of Mr. Matz's guarantee. Because the Company borrowed in excess of Mr. Matz's guarantee under this facility, the Company incurred an expense of $25,000 during 1995 as a result of this obligation, which was paid in 1996.

    Pursuant to the Share Purchase Agreement dated as of July 31, 1995 (the "Share Purchase Agreement") under which JLCM purchased 166,667 shares of the Company's Series A Stock, the Company is obligated to use its best efforts to cause up to two persons nominated by JLCM to be elected to the Board. The Company's obligation ceases when there are less than 100,000 shares of Series A Stock outstanding or

JLCM and its affiliates (together with the directors, officers and employees of JLCM and its affiliates) beneficially own collectively less than five percent of the combined voting power of all shares of capital stock then outstanding, assuming all conversion rights are exercised. Messrs. Curd and Richards were JLCM designees to the Company's Board of Directors under the provisions of the Share Purchase Agreement and were first appointed to the Board of Directors in September 1995 and March 1996, respectively, in accordance therewith.

    In addition to the right noted immediately above, if at any time while there are at least 100,000 shares of Series A Stock outstanding, the Company fails to
(a) redeem shares of Series A Stock in accordance with the terms thereof or (b) declare and legally pay the equivalent of one year's dividend payments on the outstanding shares of Series A Stock, then, in such event, the holders of such Series A Stock shall be entitled to elect, voting as a class, a certain additional number of individuals to the Board of Directors of the Company and the Company is obligated to increase the number of directorships by that number. The exact number of directors to be elected by the holders of Series A Stock is based upon a fraction of the number of directors then in office where the numerator of such fraction is equal to the maximum number of shares of Common Stock issuable upon conversion of the Series A Stock and the denominator of such fraction is equal to the total number of shares of Common Stock then outstanding on a fully diluted basis. Directors elected by the holders of the Series A Stock may not be removed at any time without the written consent of at least 51% of the shares of Series A Stock.

    On March 25, 1996, JLCM and the Company entered into an agreement (the "Settlement Agreement") resolving prior disputes regarding (i) registration and conversion rights attributable to the Series A Stock and Common Stock acquired upon the conversion of Series A Stock or upon the exercise of warrants held by JLCM; (ii) any obligation of the Company to enter into a new agreement with respect to JLCM's services; and (iii) certain fees and expenses. The parties also amended certain related provisions in existing agreements between the Company and JLCM. In connection with the resolution of these disputes, the Company paid $63,000 of fees and expenses and issued to JLCM an additional 50,000 shares of Common Stock of the Company. Mr. Reuben Richards and Mr. Howard Curd, both directors of the Company, serve as Senior Managing Director and Managing Director, respectively, of JLCM.

    Under various agreements with holders of the Company's Common Stock securities convertible into common stock, Mr. Matz has obtained the right to vote such shares of Common Stock held by such persons or the shares of Common Stock which may be acquired by such persons upon exercise of the convertible security. Such voting agreements provide Mr. Matz with a substantial portion of his beneficial ownership of the Company's Common Stock. See "SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT" and "DESCRIPTION OF CAPITAL STOCK--ANTI-TAKEOVER PROVISIONS--VOTING AGREEMENTS."

    On June 21, 1996, Mr. Nugent, a director of the Company, entered into a consulting agreement to perform certain acquisition related services for the Company for a three month period ending August 31, 1996 for $40,000 aggregate compensation. On September 1, 1996 Mr. Nugent became an employee of the Company and on September 18, 1996, Mr. Nugent was elected as a Vice President of the Company.

                              DESCRIPTION OF NOTES

    The Notes were issued under an Indenture dated as of August 12, 1996 (the "Indenture"), between the Company and United States Trust Company of New York, as Trustee (the "Trustee"). Upon the effectiveness of the Registration Statement of which this Prospectus is a part, the Indenture has become subject to and governed by the Trust Indenture Act of 1939, as amended (the "TIA"). The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the TIA, and to all of the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part of the Indenture by reference to the TIA. A copy of the Indenture may be obtained from the Company. For purposes of this section, references to the "Company" include only SA Telecommunications, Inc. and not its subsidiaries. Additionally, as used herein, subsidiary means a corporation, a majority of the voting stock of which is owned, directly or indirectly, by the Company or by one or more subsidiaries, or by the Company and one or more other subsidiaries.

GENERAL

    The Notes are senior unsecured obligations of the Company in the aggregate principal amount of $27.2 million. The Notes bear interest from August 12, 1996 at ten percent (10%) per annum and mature on August 15, 2006. Interest is payable semi-annually on February 15 and August 15, commencing February 15, 1997, to the registered holders of record on the preceding February 1 and August 1, respectively.

    The Notes were and are issued only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof. As described below under "--BOOK-ENTRY, DELIVERY AND FORM," the Notes are represented by one or more global notes (the "Global Notes") registered in the name of or held by The Depository Trust Company ("DTC") or its nominee. Payments of principal of and premium, if any, and interest on the Global Notes are made in immediately available funds to DTC or its nominee, as the case may be, as the registered holder of such Global Notes. See "--SETTLEMENT AND PAYMENT."

RANKING

    The Notes are senior unsecured obligations of the Company, and rank PARI PASSU in right of payment with all existing and future senior obligations of the Company and senior in right of payment to any future subordinated obligations of the Company. However, holders of secured obligations of the Company have claims that are prior to the claims of the holders of the Notes with respect to the assets securing such obligations. The Notes are effectively subordinated to all existing and future indebtedness and other liabilities and commitments (including trade payables) of the Company's subsidiaries. As of September 30, 1996, the total outstanding consolidated liabilities of the Company and the Company's subsidiaries (including trade payables) would have been approximately $8.7 million (exclusive of the Notes), substantially all of which are liabilities of the Company's subsidiaries.

CONVERSION RIGHTS

    The Notes are convertible at their principal amount into Common Stock at any time prior to the close of business on the final maturity date, subject to prior redemption or repurchase, in whole or from time to time in part (in denominations of $1,000 and integral multiples thereof), at the option of the holder thereof, initially at the conversion price $2.55 per share, subject to adjustment as described below. The right to convert Notes which are called for redemption terminates at the close of business on the tenth calendar day (or if such day is not a business day the next succeeding business day) immediately preceding a redemption date (unless the Company defaults in payment of the redemption price, in which case the conversion right terminates on the date such default is cured) and will be lost if not exercised prior to that time, even if redemption occurs at a time when conversion of the Notes or portions thereof is in the best interests of the holder.

    The right of conversion attaching to any Note may be exercised (a) if such
Note is represented by a Global Note, by book-entry transfer to the conversion agent (which was initially the Trustee) through the facilities of DTC, or (b) if definitive Notes have been issued, by delivery at the specified office of a conversion agent, accompanied, in either case, by a duly signed and completed notice of conversion. The conversion date is the date on which the Note and the duly signed and completed notice of conversion have been so delivered. A holder delivering a Note for conversion is not required to pay any taxes or duties payable in respect of the issue or delivery of Common Stock upon conversion, but is required to pay any tax or duty which may be payable in respect of any transfer involved in the issue or delivery of the Common

Stock in a name other than the holder of the Note. Certificates representing shares of Common Stock will not be issued or delivered unless all taxes and duties, if any, payable by the holder have been paid.

    The conversion privilege and price are subject to adjustment upon the occurrence of certain events, including (i) the issuance of capital stock of the Company as a dividend (or other distribution) on the Common Stock, (ii) the distribution to all holders of Common Stock of rights or warrants entitling them to subscribe for or purchase Common Stock at less than the current market price (as defined in the Indenture) on the record date for such issuance, (iii) subdivisions, combinations and certain reclassifications of Common Stock, (iv) the distribution to all holders of Common Stock of cash, debt securities (or other evidence of indebtedness) or other assets, (v) a dividend or other distribution consisting exclusively of cash to all holders of Common Stock, and
(vi) payment to holders of Common Stock in respect of a tender or exchange offer (other than an odd-lot offer) by the Company or any subsidiary of the Company for Common Stock at a price in excess of 105% of the current market price of Common Stock as of the trading day next succeeding the last date tenders or exchanges may be made pursuant to such tender or exchange offer.

    In addition, the Indenture provides that if the Company implements a stockholder rights plan, such rights plan must provide that upon conversion of the Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, the rights issued under such plan (notwithstanding the occurrence of an event causing such rights to separate from the Common Stock at or prior to the time of conversion); provided such holder would have been eligible to convert such rights had it been a holder of Common Stock.

    No adjustment in the conversion price is required unless such adjustment would require a change of at least 1% in the conversion price then in effect; provided that any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. The Company from time to time may voluntarily reduce the conversion price for a period of at least 20 days. Fractional shares of Common Stock are not issuable upon conversion but, in lieu thereof, the Company will pay a cash adjustment based upon the market price of the Common Stock. No payment will be made for accrued interest on a converted Note (other than payment of interest to the Holder of a Note at the close of business on a record date) unless at the time of conversion such Note has been called for redemption, in which case the Holder of such Note shall be entitled to interest accrued thereon to the date of conversion. No payment or adjustment will be made for dividends or distributions on any Common Stock issued upon conversion of any Note. If the Company makes a cash dividend or makes a distribution of property to holders of Common Stock, holders of Notes likely would be considered in receipt of dividend income based on the conversion adjustments.

    Subject to the rights of holders of the Notes described below under "--REPURCHASE AT OPTION OF HOLDER UPON A FUNDAMENTAL CHANGE," if the Company consolidates with or merges into or transfers or leases all or substantially all of its assets to any person, or is a party to a merger that reclassifies or changes its outstanding Common Stock, the holder of each Note then outstanding shall after such consolidation, merger, transfer or lease have the right to convert such Note into the kind and amount of shares of stock, other securities or property (which may include cash) that such holder would have been entitled to receive upon such consolidation, merger, transfer or lease if such holder had held the Common Stock issuable upon the conversion of such Note immediately prior to such consolidation, merger, transfer or lease (assuming, in a case in which the Company's stockholders may exercise rights of election, that a holder of Notes would not have exercised any rights of election as to the stock, other securities or other property or assets receivable in connection therewith and received per share the kind and amount received per share by a plurality of non-electing shares).

REDEMPTION AT THE COMPANY'S OPTION

    The Notes may not be redeemed prior to August 15, 1999 and are redeemable on such date and thereafter at the option of the Company, as a whole or from time to time in part, at the following prices (expressed as percentages of the principal amount) plus accrued interest to, but not including, the redemption date, if redeemed during the 12-month period beginning August 15 of the years indicated below:

YEAR                                                                                PERCENTAGE
----------------------------------------------------------------------------------  -----------
1999..............................................................................      107.0%
2000..............................................................................      105.6%
2001..............................................................................      104.2%
2002..............................................................................      102.8%
2003..............................................................................      101.4%
2004 and thereafter...............................................................      100.0%

    Notice of redemption at the Company's option will be mailed at least 30 days, but not more than 60 days, before the redemption date to the registered address of each holder of Notes to be redeemed. If fewer than all the Notes are to be redeemed, selection of Notes for redemption will be made by the Trustee by lot or, in its discretion, on a pro rata basis (unless the Company specifically directs the Trustee otherwise). If any Notes are to be redeemed in part only, the notice of redemption relating to such Notes shall state the portion of the principal amount (in integral multiples of $1,000) to be redeemed. In that case, new Notes in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon surrender to the Trustee of the original Notes.

    No sinking fund is provided for the Notes.

REPURCHASE AT OPTION OF HOLDER UPON A FUNDAMENTAL CHANGE

    If a Fundamental Change occurs, each holder of Notes has the right, at the holder's option, to require the Company to repurchase all of such holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "Repurchase Date") selected by the Company that is not less than ten nor more than 30 days after the Final Surrender Date (as defined below), at a price equal to 100% of the principal amount of the Notes, plus accrued interest to the Repurchase Date.

    Within 30 days after the occurrence of a Fundamental Change, the Company is obligated to mail to all holders of record of the Notes a notice (the "Company Notice") describing, among other things, the occurrence of such Fundamental Change and of the repurchase right arising as a result thereof. The Company must deliver a copy of the Company Notice to the Trustee and cause a copy of such notice to be sent at least once to the Dow Jones News Service or similar business service in the United States. To exercise the repurchase right, a holder of Notes must surrender, on or before the date which is, subject to any contrary requirements of applicable law, 60 days after the date of mailing of the Company Notice (the "Final Surrender Date"), irrevocable written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such right together with the Notes (if such Notes are represented by a Global Note, by book-entry transfer to the conversion agent through the facilities of DTC) with respect to which the right is being exercised, duly endorsed for transfer to the Company. The submission of such notice together with such Notes pursuant to the exercise of a repurchase right is irrevocable on the part of the holder (unless the Company fails to repurchase the Notes on the Repurchase Date) and the right to convert the Notes expires upon such submission.

    The term "Fundamental Change" means any of the following:

    (i) a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becoming the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) other than Permitted

Holder of Voting Shares (as defined below) of the Company entitled to exercise more than 50% of the total voting power of all outstanding Voting Shares of the Company (including any Voting Shares that are not then outstanding of which such person or group is deemed the beneficial owner) for purposes of Rule 13d-3;

    (ii) a change in the Board of Directors of the Company in which the individuals who constituted the Board of Directors of the Company at the beginning of the two-year period immediately preceding such change (together with any other director whose election by the Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by a vote of at least a majority of the directors then in office who either were directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the directors then in office; or

    (iii) any consolidation of the Company with, or merger of the Company into, any other person, any merger of another person into the Company, or any sale or transfer of all or substantially all of the assets of the Company to another person in a single transaction or in a series of related transactions (other than (a) a merger which does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of Common Stock, (b) a merger which is effected solely to change the jurisdiction of incorporation of the Company or (c) any consolidation with or merger of the Company into a wholly owned subsidiary of the Company, or any sale or transfer by the Company of all or substantially all of its assets to one or more of its wholly owned subsidiaries, in any one transaction or a series of transactions, provided, in any such case, that the resulting corporation or each such subsidiary assumes or guarantees the Company's obligations under the Notes); PROVIDED, HOWEVER, that a Fundamental Change shall not occur with respect to any transaction under this clause (iii) if (i) the last sale price of the Common Stock for any five trading days during the ten trading days immediately preceding the public announcement by the Company of such transaction is at least equal to 105% of the conversion price in effect on such trading days or (ii) the consideration in such transaction to the holders of Common Stock consists of cash, securities that are, or immediately upon issuance will be, listed on a national securities exchange or quoted on the NASDAQ National Market, or a combination of cash and such securities, and the aggregate fair market value of such consideration (which, in the case of such securities, shall be equal to the average of the last sale prices of such securities during the ten consecutive trading days commencing with the sixth trading day following consummation of the transaction) is at least 105% of the conversion price in effect on the date immediately preceding the closing date of such transaction or (iii) in the case of a merger or consolidation, the stockholders of the Company immediately prior to the date of such transaction continue to beneficially own a majority of the Voting Stock of the surviving entity.

    "Permitted Holder" means Jack W. Matz, Jr. or his affiliates.

    "Voting Shares" is defined to mean all outstanding shares of any class or classes (however designated) of capital stock entitled to vote generally in the election of members of the Board of Directors and includes, without limitation, the Common Stock.

    The right to require the Company to repurchase the Notes as a result of the occurrence of a Fundamental Change could create an event of default under existing or future indebtedness of the Company. Failure by the Company to repurchase the Notes when required will result in an Event of Default with respect to the Notes.

    The holders' repurchase right upon the occurrence of a Fundamental Change could, in certain circumstances, make more difficult or discourage a potential takeover of the Company and, thus, removal of incumbent management. The Fundamental Change repurchase right, however, is not the result of management's knowledge of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise. Instead, the Fundamental Change purchase feature is a standard term contained in other similar debt offerings and the terms of such feature have resulted from negotiations between the Company and the Initial Purchasers.

    The Indenture does not permit the Company's Board of Directors to waive the Company's obligation to purchase Notes at the option of a holder in the event of a Fundamental Change. The Company could, however, in the future, enter into certain transactions, including highly leveraged recapitalizations, that would not constitute a Fundamental Change and would, therefore, not provide the holders with the protection of requiring the Company to repurchase the Notes.

    Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

REPURCHASE AT OPTION OF HOLDER UPON AN INCURRENCE EVENT

    If an Incurrence Event occurs, each holder of Notes has the right, at the holder's option, to require the Company to repurchase all of such holder's Notes, or any portion thereof that is an integral multiple of $1,000, on the date (the "Incurrence Repurchase Date") selected by the Company that is not less than ten nor more than 30 days after the Incurrence Surrender Date (as defined below), at a price equal to 100% of the principal amount of the Notes, plus accrued interest to the Incurrence Repurchase Date.

    Within 30 days after the occurrence of an Incurrence Event, the Company is obligated to mail to all holders of record of the Notes a notice (the "Incurrence Notice") describing, among other things, the occurrence of such an Incurrence Event and of the repurchase right arising as a result thereof. The Company must deliver a copy of the Incurrence Notice to the Trustee and cause a copy of such notice to be sent at least once to the Dow Jones News Service or similar business service in the United States. To exercise the repurchase right, a holder of Notes must surrender, on or before the date which is, subject to any contrary requirements of applicable law, 60 days after the date of mailing of the Incurrence Notice (the "Incurrence Surrender Date"), irrevocable written notice to the Company (or an agent designated by the Company for such purpose) and the Trustee of the holder's exercise of such right together with the Notes (if such Notes are represented by a Global Note, by book-entry transfer to the conversion agent through the facilities of DTC) with respect to which the right is being exercised, duly endorsed for transfer to the Company. The submission of such notice together with such Notes pursuant to the exercise of a repurchase right will be irrevocable on the part of the holder (unless the Company fails to repurchase the Notes on the Incurrence Repurchase Date) and the right to convert the Notes will expire upon such submission.

    An "Incurrence Event" occurs when (i) the Company and any of its subsidiaries incurs Indebtedness (as defined herein) (other than Additional Permitted Indebtedness (as defined herein) or the indebtedness represented by the Notes), (ii) the Pro Forma Interest Coverage of the Company and its subsidiaries on a consolidated basis would be less than 2.0:1 and (iii) the average closing sale price of the Common Stock is less than $2.00 per share, adjusted for splits, combinations, reclassifications or similar events, for the twenty trading days prior to the incurrence of such Indebtedness. On November 9, 1996, the tests set forth in subsections (ii) and (iii) above were not met prohibiting the Company or any of its subsidiaries from incurring Indebtedness (other than Additional Permitted Indebtedness without triggering an Incurrence Event. See "RISK FACTORS" and "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

    The right to require the Company to repurchase the Notes as a result of the occurrence of an Incurrence Event could create an event of default under existing or future indebtedness of the Company. Failure by the Company to repurchase the Notes when required will result in an Event of Default with respect to the Notes.

    Rule 13e-4 under the Exchange Act requires the dissemination of certain information to security holders in the event of an issuer tender offer and may apply in the event that the repurchase option becomes available to holders of the Notes. The Company will comply with this rule to the extent applicable at that time.

CERTAIN DEFINITIONS

    "Additional Permitted Indebtedness" means any Indebtedness incurred by the Company or its subsidiaries, as the same may be amended, modified, renewed, refunded, replaced or refinanced from time to time, where the aggregate principal amount of borrowings available or indebtedness outstanding thereunder does not exceed (i) 85% of the consolidated inventory and accounts receivable (excluding accounts receivable subject to third party accounts receivable billing arrangements or overdue for more than 90 days) of the Company and its subsidiaries determined on a pro forma basis as if any acquisition or disposition of stock or assets to be made on or about the time of any required calculation of Additional Permitted Indebtedness had occurred plus (ii) the product of (a) consolidated revenues of the Company and its subsidiaries for the most recent six-month period for which financial statements are available, calculated in accordance with GAAP (except for the absence of footnotes and subject to normally recurring year-end audit adjustments) and determined on a pro forma basis as if any acquisition or disposition of stock or assets had occurred at the beginning of such six-month period and (b) 2/3.

    "Capital Lease Obligations" of any person means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease for property leased by such person that would at such time be required to be capitalized on the balance sheet of such person in accordance with GAAP.

    "Capital Stock" of any person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) corporate stock or other equity participations, including partnership interests, whether general or limited, of such person, including any capital stock that has preferential rights to any other capital stock with respect to dividends or redemptions or upon liquidation.

    "Consolidated Interest Expense" means, with respect to any period, the sum, without duplication, of (i) the interest expense of the Company and its subsidiaries for such period, determined on a consolidated basis in accordance with GAAP consistently applied, including, without limitation, (a) amortization of debt discount (other than debt discount in relation to debentures to be redeemed from the proceeds of the Offering), (b) the net payments, if any, under interest rate agreements (including amortization of discounts), (c) the interest portion of any deferred payment obligation and (d) accrued interest, plus (ii) the interest component of all Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its subsidiaries during such period (other than the interest component relating to up to $2 million of Capital Lease Obligations of the Company and its subsidiaries) and all capitalized interest of the Company and its subsidiaries, in each case as determined on a consolidated basis in accordance with GAAP consistently applied.

    "Disqualified Capital Stock" means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event (other than an event which would constitute a Fundamental Change), matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except, in each case, upon the occurrence of a Fundamental Change) on or prior to the final maturity date of the Notes.

    "Indebtedness" means, with respect to any person, without duplication, and whether or not contingent, (i) all indebtedness of such person for borrowed money or which is evidenced by a note, bond, debenture or similar instrument,
(ii) all obligations of such person in respect of letters of credit or bankers' acceptances issued or created for the account of such person, (iii) all liabilities secured by any consensual Lien (including Capital Lease Obligations and Liens arising in connection with purchase money debt) on any property owned by such person even if such person has not assumed or otherwise become liable for the payment thereof to the extent of the lesser of the amount of the debt secured thereby or the value of the property subject to such Lien, (iv) all Disqualified Capital Stock issued by such person after the date hereof (other than any Series A Preferred Stock issued as a pay-in-kind dividend pursuant to the terms of

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Series A Preferred Stock outstanding on the date of the Indenture), and (v) to the extent not otherwise included, any guarantee by such person of any other person's indebtedness or other obligations described in clauses (i) through (iv) above. "Indebtedness" of the Company and its subsidiaries shall not include trade payables (including, without limitation, obligations under third party accounts receivable billing agreements) incurred in the ordinary course of business and payable in accordance with customary practices and non-interest bearing installment obligations and accrued liabilities incurred in the ordinary course of business and any current liability for federal, state, local or other taxes and inter-company indebtedness among the Company and its subsidiaries.

    "Independent Directors" means non-management directors of any person.

    "Liens" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

    "Operating Cash Flow" means, with respect to any period, the net income (or loss) of the Company and its subsidiaries on a consolidated basis, determined in accordance with GAAP consistently applied, plus, without duplication, (i) extraordinary net losses and net losses realized on any sale or other disposition of assets during such period, to the extent such losses were deducted in computing net income (or loss), plus (ii) provision for taxes based on income or profits, to the extent such provision for taxes was included in computing such net income (or loss), and any provision for taxes utilized in computing the net losses under clause (i) hereof, plus (iii) Consolidated Interest Expense of the Company and its subsidiaries for such period, plus (iv) depreciation, amortization and all other non-cash charges, to the extent such depreciation, amortization and other non-cash charges were deducted in computing such net income (or loss) (including amortization of goodwill and other intangibles).

    "Permitted Liens" means (i) Liens securing purchase money debt; (ii) Liens arising in connection with capital leases; (iii) Liens in favor of the Company or any subsidiary of the Company; (iv) Liens to secure debt of any person which merges with or into or consolidates with or is otherwise acquired by the Company or any subsidiary of the Company or debt encumbering any asset acquired by the Company or any subsidiary of the Company, in either case which debt was not incurred in anticipation of, and was outstanding prior to, such merger, consolidation or acquisition; (v) Liens outstanding on the date of the Indenture; (vi) Liens in favor of the Trustee under the Indenture and any Liens securing the Notes; (vii) Liens in connection with any Additional Permitted Indebtedness, including interest rate agreements related thereto; (viii) Liens for taxes, assessments, governmental charges or claims which are not yet delinquent or which are being contested in good faith by appropriate proceedings, if a reserve is maintained to the extent required by GAAP; (ix) other Liens incidental to the conduct of the Company's and its subsidiaries' business or the ownership of its property and assets not securing any debt for borrowed money, and which do not in the aggregate materially detract from the value of the Company's and its subsidiaries' property or assets when taken as a whole, or materially impair the use thereof in the operation of its business;
(x) Liens incurred or pledges and deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of statutory obligations (including to secure government contracts);
(xi) Liens incurred or deposits made to secure the performance of tenders, bids, leases, and other obligations of like nature (including appeal, surety and performance bonds) incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money); (xii) zoning restrictions, servitudes, easements, rights-of-ways, restrictions and other similar charges or encumbrances incurred in the ordinary course of business which, in the aggregate, do not materially detract from the value of the property subject thereto or interfere in any material respect with the ordinary conduct of the business of the Company or its subsidiaries; (xiii) Liens arising out of judgments or awards against the Company or any of its subsidiaries with respect to which the Company or such subsidiary is prosecuting an appeal or proceeding for review and the Company or such subsidiary is maintaining adequate reserves to the extent required by GAAP; (xiv) any interest or title of a lessor in the

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property subject to any lease other than a capital lease; and (xv) any statutory warehousemen's, materialmen's, mechanic's, carrier's, supplier's, vendor's or other similar Lien for sums not then due and payable (or which, if due and payable, are being contested in good faith and with respect to which adequate reserves are being maintained to the extent required by GAAP). "Permitted Liens" shall also include the extension, renewal, amendment, refinancing or refunding of debt secured by any Permitted Lien set forth above, except that in the case of the extension, renewal, amendment, refinancing or refunding of any debt secured by a Lien under clause (iv) or (v) of this definition, such Lien does not extend to any other property not contemplated by the terms of such existing Lien and the principal amount of debt so secured is not increased.

    "Pro Forma Interest Coverage" means, with respect to any date of determination, the ratio of (i) Operating Cash Flow for the most recent full fiscal quarter ending on or immediately prior to such date, determined on a pro forma basis as if any acquisition or disposition of stock or assets had occurred at the beginning of such quarter, to (ii) Consolidated Interest Expense for the most recent full fiscal quarter ending on or immediately prior to such date, determined on a pro forma basis in the case of each of clauses (i) and (ii) as if any obligations of the Company or its subsidiaries incurred or repaid during such quarter had been incurred or repaid at the beginning of such quarter, to the extent any such obligation gives rise to Consolidated Interest Expense.

CERTAIN COVENANTS

    Summarized below are certain covenants contained in the Indenture.

LIMITATION ON LIENS.

    The Indenture provides that the Company will not, and will not permit any subsidiary to, create, incur, assume or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any of their respective property or assets, or any proceeds therefrom, unless (i) in the case of Liens on property, assets or proceeds securing Indebtedness that is expressly subordinate or junior in right of payment to the Notes, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens and (ii) in all other cases, the Notes are equally and ratably secured.

LIMITATION ON ACQUISITIONS.

    The Indenture provides that the Company will not, and will not permit any subsidiary to, acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or any division, operating unit, line of business or subdivision thereof (each an "Entity"), in a single transaction or series of related transactions, (an "Acquisition") for total consideration in excess of $2,000,000 unless the fair market value at the time of entering into such transaction (as evidenced by, in the case of consideration other than cash or Common Stock of the Company ("Non-Cash Consideration"), (i) a resolution of the Board of Directors of the Company set forth in an officers certificate delivered to the Trustee if the fair market value of such Non-Cash Consideration is less than or equal to $1,000,000 or (ii) an opinion issued by a nationally recognized investment banking firm, nationally recognized telecommunications industry consultant or nationally recognized independent public accounting firm if the fair market value of such Non-Cash Consideration is greater than $1,000,000) of the total consideration given for such Acquisition is less than 200% of the Annualized Revenues of the Entity acquired. "Annualized Revenues" for any such Entity shall mean the product of (i) revenues of such Entity for the most recent fiscal quarter for which financial statements are available, calculated on a basis consistent with such Entity's most recent audited annual statements (except for the absence of footnotes and subject to normally recurring year-end audit adjustments) or, if not available, actual billings for such period, as certified to the Trustee either by an officer of the Company or an officer of the Entity or the seller of the Entity, and (ii) four.

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LIMITATION ON RESTRICTED PAYMENTS.

    The Indenture provides that the Company will not, and will not permit any of its subsidiaries to, directly or indirectly, make any Restricted Payment, unless at the time of and immediately after giving effect to the proposed Restricted Payment (with the value of any such Restricted Payment, if other than cash, to be determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors (including a majority of the Independent Directors) set forth in an officers' certificate delivered to the Trustee), (i) no Default or Event of Default (and no event that, after notice or lapse of time, or both, would become an "event of default" under the terms of any indebtedness of the Company or its subsidiaries) shall have occurred and be continuing or would occur as a consequence thereof, and (ii) the aggregate amount of all Restricted Payments made after the Closing Date shall not exceed the sum of (a) 50% of cumulative Consolidated Net Income of the Company (or if cumulative Consolidated Net Income is a loss, less 100% of such loss) from the Closing Date to the last day of the full fiscal quarter for which financial information is available (but in no event ending more than 135 days prior to the date of such proposed Restricted Payment), plus (b) the aggregate amount of all net cash proceeds received after the Closing Date by the Company from the issuance and sale (other than to a subsidiary) of Capital Stock (other than Disqualified Capital Stock).

    The foregoing provisions do not prohibit (a) any payment so long as there is no Default or Event of Default continuing, the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such payment would have been permitted under the Indenture, and such payment shall be deemed to have been paid on such date of declaration for purposes of clause (ii) of the preceding paragraph, (b) the application of the net proceeds of the issuance of the Notes to exercise the Company's option to purchase 843,023 shares of Common Stock from former shareholders of USC and to redeem $2.21 million aggregate principal amount and accrued but unpaid interest of the Company's March, April or June Debentures, (c) the payment of dividends on, or the redemption or repurchase of, the 166,667 shares of Series A Stock outstanding as of March 31, 1996, and any additional shares of Series A Stock issued as pay-in-kind dividends thereon, (d) the repurchase at below the then current fair market value (based on the average closing price of the Common Stock for the twenty trading days preceding such repurchase) of employee and director options or shares in accordance with the Company's stock option plans or agreements related thereto, (e) pay cash in lieu of fractional shares for stock splits, reverse stock splits, and recapitalizations or (f) redeem, repurchase or otherwise prepay up to $300,000 of subordinated indebtedness of the Company outstanding on August 12, 1996.

    "Consolidated Net Income" means, with respect to any period, the net income (or loss) of the Company and its subsidiaries, on a consolidated basis, determined in accordance with GAAP consistently applied, minus (i) extraordinary net gains and net gains realized on any sale or disposition of assets during such period, minus (ii) the portion of net income (or loss) of the Company and its subsidiaries allocable to interests in unconsolidated persons, except to the extent of the amount of dividends or distributions actually paid in cash to the Company or its subsidiaries by such person during such period, minus (iii) the net income of any person combined with the Company or any of its subsidiaries on a "pooling-of-interests" basis attributable to any period prior to the date of combination.

    "Restricted Payment" means (i) any dividend or other distribution declared or paid on any Capital Stock of the Company (other than dividends or distributions payable solely in Capital Stock of the Company); (ii) any payment to purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company, and (iii) any principal payment on, purchase, defease, redeem or otherwise prepay any Indebtedness of the Company that is subordinate or junior in right of payment to the Notes, other than any such subordinate or junior Indebtedness which is issued by the Company as part of the purchase consideration paid to the seller of any stock, assets or property to the Company or any of its subsidiaries.

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LIMITATION ON INCURRENCE OF SUBORDINATED INDEBTEDNESS

    The Indenture provides that the Company will not issue any Indebtedness subordinate or junior in right of payment to the Notes that matures, or requires any mandatory payment of principal, prior to 120 days after the final maturity of the Notes, other than any such subordinate or junior Indebtedness which is issued by the Company as part of the purchase consideration paid to the seller of any stock, assets or property to the Company or any of its subsidiaries.

LIMITATION ON TRANSACTIONS WITH AFFILIATES

    The Indenture provides that the Company will not, and will not permit any of its subsidiaries to, directly or indirectly, enter into or suffer to exist any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with any Affiliate of the Company (other than the Company or a subsidiary of the Company) unless (i) such transaction or series of transactions is on terms that are no less favorable to the Company or such subsidiary, as the case may be, than would be available in a comparable transaction in arm's-length dealings with an unrelated third party, and (ii) the Company delivers to the Trustee (a) an officers certificate certifying that such transaction or series of related transactions complies with clause (i) above and with respect to any transaction or series of transactions involving aggregate payments in excess of $500,000, an officers' certificate certifying that such transaction or series of related transactions has been approved by a majority of the members of the Board of Directors of the Company and approved by a majority of the Independent Directors. Notwithstanding the foregoing, this provision will not apply to (i) employment agreements or compensation or employee benefit arrangements with any officer, director or employee of the Company entered into in the ordinary course of business on customary terms (including customary benefits thereunder), (ii) any transaction entered into by or among the Company or one of its subsidiaries with one or more subsidiaries of the Company, (iii) payment of reasonable and customary fees to directors of the Company who are not employees of the Company and the payment of reasonable and customary compensation for director and Board of Director observer fees, meeting expenses, insurance premiums and indemnities to the extent permitted by law, and (iv) issuance and repurchase of stock options (and shares of Capital Stock upon exercise thereof) pursuant to stock options plans and agreements related thereto and loans or advances to employees for relocation or travel expenses in the ordinary course of business on customary terms.

CONDUCT OF BUSINESS

    The Indenture provides that the Company and its subsidiaries will not engage in any businesses which are not the same, similar, ancillary, complementary or related to the businesses in which the Company and its subsidiaries are engaged on the date of the Indenture.

EVENTS OF DEFAULT AND NOTICE THEREOF

    The following are Events of Default: (a) a default in the payment of any interest on the Notes continued for 30 days, (b) a default in the payment of principal of or premium, if any, on the Notes or of the repurchase price in respect of any Note when due, (c) a default in the performance of any other covenant or agreement of the Company in the Indenture continued for 60 days after written notice to the Company by the Trustee or the holders of at least 25% in principal amount of outstanding Notes, (d) default by the Company with respect to any indebtedness for borrowed money of the Company which default results in acceleration of any such indebtedness which is in an amount in excess of $10 million, and (e) certain events of bankruptcy, insolvency or reorganization.

    If an Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee is required to mail to each holder of the Notes a notice of the Event of Default within 90 days after such default occurs. Except in the case of a default in payment of the principal of or premium, if any, or interest

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on any Note, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the holders of the Notes.

    If an Event of Default occurs and is continuing, the Trustee or the holders of not less than 25% in principal amount of outstanding Notes may declare the principal of, and accrued interest on, all the Notes to be due and payable immediately.

    Holders of the Notes may not enforce the Indenture or Notes except as provided in the Indenture. Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default occurs and is continuing, the Trustee is under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any holders of the Notes, unless the holders have offered the Trustee indemnity reasonably satisfactory to it. Subject to the indemnification provisions and certain limitations contained in the Indenture, the holders of a majority in principal amount of the Notes at the time outstanding have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. Those holders may, in certain cases, waive any default except a default in payment of principal of, or premium, if any, or interest on, the Notes or a failure to comply with certain provisions of the Indenture relating to conversion of the Notes.

    The Company is required to furnish the Trustee annually with a certificate as to the compliance with the conditions and covenants provided for in the Indenture.

DISCHARGE

    The Indenture provides that the Company may terminate its obligations under the Indenture at any time by delivering all outstanding Notes to the Trustee for cancellation. At any time within one year of maturity of the Notes or the redemption of the Notes the Company may terminate its substantive obligations under the Indenture, other than its obligations to pay the principal of, and interest on, the Notes at any time, by depositing with the Trustee money or U.S. Government obligations sufficient to pay all remaining indebtedness on the Notes when due.

MERGER AND CONSOLIDATION

    The Indenture provides that the Company may not consolidate or merge with or into, or sell, lease, convey or otherwise dispose of all or substantially all of its assets to, another corporation, person or entity unless (i) the Company is the surviving person or the successor or transferee is a corporation organized under the laws of the United States, any state thereof or the District of Columbia, or a corporation or comparable legal entity organized under the laws of a foreign jurisdiction and whose equity securities are listed on a national securities exchange in the United States or authorized for quotation on the Nasdaq National Market, (ii) the successor assumes all the obligations of the Company under the Notes and the Indenture and (iii) after such transaction no Event of Default exists. Upon compliance with these provisions by a successor or transferee corporation or entity, the Company would be released from its obligations under the Indenture and the Notes.

MODIFICATION AND WAIVER

    Subject to certain exceptions, supplements of and amendments to the Indenture or the Notes may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes and any existing default of compliance with any provision may be waived with the consent of the holders of a majority in aggregate principal amount of the outstanding Notes. Without the consent of any holders of the Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes, to provide for the assumption of the Company's obligations to holders of the Notes in case of a merger or acquisition otherwise in

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compliance with the Indenture or to make any change that does not materially adversely affect the rights of any holder of the Notes. Without the consent of the holder of each Note effected thereby, an amendment, supplement or waiver may not (a) change the stated maturity date of the principal of, or interest on, any Note, or adversely affect the right to convert any Note, (b) reduce the principal amount or repurchase price of, or interest or premium, if any, on any Note, (c) change the currency for payment of principal of, or interest on, any Note, (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (e) reduce the above stated percentage of outstanding Notes necessary to amend or supplement the Indenture or waive defaults or compliance, (f) modify (with certain exceptions) any provisions of the Indenture relating to modification and amendment of the Indenture or waiver of compliance with conditions and defaults thereunder or (g) modify any of the provisions relating to the obligations of the Company to repurchase the Notes upon a Fundamental Change or an Incurrence Event.

CONCERNING THE TRUSTEE

    United States Trust Company of New York, the Trustee under the Indenture, has been appointed by the Company as the initial paying agent, conversion agent and registrar with regard to the Notes.

    In case an Event of Default occurs (and is not be cured) and holders of the Notes have notified the Trustee, the Trustee is required to exercise its powers with the degree of care and skill of a prudent person in the conduct of such person's own affairs. Subject to such provisions, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request of any of the holders of Notes, unless they have offered to the Trustee indemnity satisfactory to it.

    The Company is obligated to pay reasonable compensation to the Trustee and to indemnify the Trustee against losses, liabilities or expenses incurred by it in connection with its duties relating to the Notes. The Trustee's claims for such payments will be senior to those of holders of the Notes in respect of all funds collected or held by the Trustee.

BOOK-ENTRY, DELIVERY AND FORM

    The Notes are represented by a Global Note or Notes. Each Global Note having a CUSIP number distinct from the CUSIP number for the Notes issued in the Original Offering is deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Except under the limited circumstances described below, Global Notes are not be exchangeable for definitive certificated Notes. In the event of a transfer of securities that were issued in fully registered, certificated form, the holders of such certificates will be required to exchange them for interests in the Global Notes representing the principal amount of Notes being transfered.

    Ownership of beneficial interests in a Global Note are limited to institutions that have accounts with DTC or its nominee ("participants") or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in such Global Note are evidenced only by, and the transfer of that ownership interest is effected only through, records maintained by DTC or its nominee for such Global Note. Ownership of beneficial interests in such Global Note by persons that hold through participants are evidenced only by, and the transfer of that ownership interest within such participant is effected only through, records maintained by such participant. DTC has no knowledge of the actual beneficial owners of the Notes. Beneficial owners do not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in such Global Note.

    Payment of principal of and premium, if any, and interest on Notes represented by a Global Note registered in the name of or held by DTC or its nominee are made by the Company through the Trustee, in

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its capacity as paying agent under the Indenture, to DTC or its nominee, as the case may be, as the registered holder of the Global Note representing such Notes. The Company has been advised by DTC that upon receipt of any payment of principal of or premium, if any, or interest on a Global Note, DTC will immediately credit, on its book-entry registration and transfer system, accounts of participants with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Note as shown in the records of DTC. Payments by participants to owners of beneficial interests in a Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of such participants, subject to any statutory or regulatory requirements as may be in effect from time to time.

    None of the Company, the Trustee or any other agent of the Company or the Trustee have any responsibility or liability for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a Global Note or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

    A Global Note is exchangeable for definitive Notes registered in the name of, and a transfer of a Global Note may be registered to, any person other than DTC or its nominee, only if:

    (a) DTC notifies the Company that it is unwilling or unable to continue as depository for such Global Note and the Company does not appoint a successor depository or if at any time DTC ceases to be a clearing agency registered under the Exchange Act; or

    (b) the Company in its sole discretion determines that such Global Note shall be exchangeable for definitive Notes in registered form.

Any Global Note that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive Notes in registered form, of like tenor and of an equal aggregate principal amount as the Global Note, in denominations of $1,000 and integral multiples thereof. Such definitive Notes will be registered in the name or names of such persons as DTC shall instruct the Trustee. The principal of, premium, if any, and interest with respect to definitive Notes is payable, the transfer of the definitive Notes is registrable, the definitive Notes are exchangeable, and the definitive Notes may be presented for conversion, at the office or agency of the Company maintained for such purposes, which initially is the Corporate Trust Office of the Trustee located in the Borough of Manhattan, The City of New York. In addition, payment of interest on definitive Notes may, at the option of the Company, be made by check mailed to the address of the person entitled thereto as it appears in the Note register. Interest payable to any holder of definitive Notes having an aggregate principal amount in excess of $5,000,000 is, at the election of such holder in writing to the Trustee at least 10 days prior to the date of payment, payable by wire transfer in immediately available funds.

    The Company is not required to (i) issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the date of the mailing of a notice of redemption and ending at the close of business on the date of such mailing, or (ii) register the transfer of or exchange any Note selected for redemption in whole or in part, except the unredeemed portion of Notes being redeemed in part.

    Except as provided above, owners of beneficial interests in a Global Note are not entitled to receive physical delivery of Notes in definitive form and are not considered the holders thereof for any purpose under the Indenture, and no Global Note is exchangeable except for another Global Note of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in such Global Note must rely on the procedures of DTC and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the Global Note.

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    The Company understands that, under existing industry practices, in the event that the Company requests any action of holders, or an owner of a beneficial interest in such Global Note desires to take any action that a holder is entitled to take under the Notes, DTC would authorize the participants holding the relevant beneficial interests to take such action, and such participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

    DTC has advised the Company that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Commission.

PAYMENT

    So long as the Notes are represented by a Global Note or Notes, all payments of principal, premium, if any, and interest will be made by the Company through the Trustee, in its capacity as paying agent under the Indenture, to DTC or its nominee in immediately available funds.

GOVERNING LAW

    The Indenture and Notes are governed by and construed in accordance with the laws of the State of New York, without giving effect to such State's conflicts of law principles.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The Company's authorized capital stock consists of (i) 50,000,000 shares of Common Stock and (ii) 15,000,000 shares of Preferred Stock, par value $0.00001 per share ("Preferred Stock"). At November 30, 1996, there were 15,640,535 shares of Common Stock and 180,000 shares of Series A Stock issued and outstanding. Upon the purchase by the Company of the Company's securities held by the former USC shareholders ("USC Securities"), an amendment was filed to the Company's Certificate of Incorporation on July 9, 1996 deleting the Company's Series B Cumulative Convertible Preferred Stock.

    On May 31, 1996, the Company's stockholders approved a proposed reverse stock split of not less than one share of Common Stock for every two shares of the Company's then issued Common Stock nor more than one share of Common Stock for every three shares of the Company's then issued Common Stock, subject to the Board of Directors of the Company determining whether such reverse stock split is in the best interests of the Company and setting the specific exchange ratio. On November 27, 1996, the Company's Board of Directors determined not to effect a reverse stock split at this time and may or may not reconsider the matter at a later date.

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    The following summary of the Company's capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the Company's Certificate of Incorporation, as amended (the "Certificate"), including the Certificate of Designations, Preferences and Rights for the Series A Stock (the "Series A Designation").

COMMON STOCK

    The holders of Common Stock are entitled to all of the rights and privileges of holders of shares of common stock under the DGCL. Subject to the preferences applicable to shares of Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors of the Company out of legally available funds. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the prior distribution rights of holders of shares of Preferred Stock. The holders of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares and there are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable.

    Each holder of Common Stock is entitled to one vote for each share of Common Stock on all matters submitted to the vote of stockholders, including the election of directors. Cumulative voting for the election of directors is not permitted, with the effect that the holders of a majority of the shares voting for the election of directors can elect all members of each class of the Board. Except as otherwise required by applicable Delaware law, a majority vote is sufficient for any action that requires the vote or concurrence of stockholders, except that a plurality vote is sufficient to elect directors.

    The Common Stock trades on the SmallCap Market under the symbol "STEL."

PREFERRED STOCK

    The Certificate authorizes the Board of Directors of the Company, at any time or from time to time, to divide and establish any and all of the unissued shares of Preferred Stock not then allocated to any series of Preferred Stock into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain powers, preferences and relative, optional or other special rights and qualifications, limitations and restrictions thereof, of the shares or each series so established.

    Pursuant to the Certificate, 250,000 shares of Preferred Stock have been designated as Series A Stock. At November 30, 1996, there were 180,000 shares of Series A Stock outstanding. On June 24, 1996, the Company and the holders of the Series B Stock entered into an Amended and Restated Purchase Agreement whereby the Company purchased the USC Securities, which included all of the issued and outstanding Series B Stock from the holders thereof, in exchange for the issuance of 843,023 shares of the Company's Common Stock. The Company used $2.9 million of the net proceeds of the Original Offering to exercise the Company's option to reacquire such 843,023 shares for $3.44 per share. The description set forth below of the powers, preferences and relative, participating, optional and other special rights of the outstanding Preferred Stock and the qualifications, limitations and restrictions thereof gives effect to the cancellation of all outstanding shares of Series B Stock and the amendment of the Certificate described above.

SERIES A STOCK

GENERAL AND CONVERTIBILITY. The Certificate designates up to 250,000 shares of Preferred Stock as Series A Stock, having a liquidation preference equal to the greater of $9.00 per share or the amount which would be payable with respect to the Common Stock (assuming conversion had occurred), being entitled to receive annual cumulative dividends of $0.72 per share (i.e. 8% of the $9.00 liquidation preference) and

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being convertible into a number of shares of Common Stock equal to $9.00 (plus the value of any accrued but unpaid dividends on such shares) divided by the "conversion price" (initially $1.125 per share, subject to adjustment in certain circumstances). If all of the outstanding shares of Series A Stock were convertible into Common Stock at the date of this Prospectus, the holders thereof would receive an aggregate of 1,440,000 shares of Common Stock of the Company. The holders of Series A Stock have no preemptive rights with respect to any shares of capital stock of the Company or any other securities of the Company convertible into or carrying rights or options to purchase any of such shares. The Series A Stock is not subject to any sinking fund, but is subject to mandatory redemption on July 31, 2000 at a per share price of $9.00, plus the value of any accrued and unpaid dividends on such shares.

RANKING. The Series A Stock ranks senior, as to dividends and liquidation, to the Common Stock and all other shares of capital stock of the Company.

DIVIDENDS. The holders of Series A Stock shall be entitled to receive, when, as and if declared by the Board of Directors of the Company out of funds legally available therefor, stock dividends in the form of Series A Stock or cash dividends at the rate of $0.72 annually, to be payable annually on the last day of July in each year, commencing July 31, 1996, except that no cash dividends may be paid (but shall accrue) at any time during which there remains unpaid any indebtedness under the Credit Agreement without the consent of Norwest. Indebtedness under such Credit Agreement was paid on August 12, 1996. See "DIVIDEND POLICY." Unless all accrued and unpaid dividends on the Series A Stock have been paid, no dividends (other than dividends in Common Stock or another stock ranking junior to the Series A Stock as to dividends and liquidation) shall be declared or paid or set aside for payment or other distribution made upon the Common Stock or any other stock ranking junior to the Series A Stock ("Junior Stock"). On July 31, 1996, the Company issued an additional 13,333 shares of Series A Stock to the holders thereof in connection with the first annual dividend distribution.

RIGHTS ON LIQUIDATION. Upon the liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Series A Stock are entitled to receive, out of the assets of the Company available for distribution to stockholders after satisfying claims of creditors but before any payment or distribution of assets is made to holders of the Common Stock or any Junior Stock, a liquidating distribution in an amount equal to the greater of $9.00 per share (plus the value of any accrued but unpaid dividends on such shares) or the amount that would be payable upon the conversion of the Common Stock into which the shares of Series A Stock are then convertible, assuming that conversion had occurred. Unless and until payment in full has been made to the holders of the Series A Stock of the liquidating preferences to which they are entitled, no dividend or distribution will be made to the holders of the Common Stock or any Junior Stock upon liquidation, dissolution or winding up, and no purchase, redemption or other acquisition for any consideration by the Company will be made in respect of the Common Stock or Junior Stock in such event.

    In the event that the assets distributable to the holders of Series A Stock are insufficient to permit payment of the full preferential amounts payable in respect thereof, the assets shall be distributed ratably among the shares of Series A Stock.

    After payment of the full amount of the liquidating distribution to which they are entitled, the holders of the Series A Stock (in their capacities as such holders) will have no right or claim to any of the remaining assets of the Company.

VOTING RIGHTS. Except as set forth below, or as otherwise provided by law, the Series A Stock has no voting rights. Notwithstanding the foregoing, without the affirmative vote of the holders of at least 51% of all of the shares of Series A Stock then outstanding, voting separately, as a class, the Company may not (i) create, authorize or issue any class or series of capital stock ranking prior to the Seriesx A Stock as to dividends or upon liquidation, (ii) amend the Certificate, or in any manner alter or change the powers, rights, privileges or preferences of the Series A Stock, if such amendment or action would adversely affect the powers, rights, privileges and preferences of the holders of the Series A Stock (except that the

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Company may amend the Certificate to increase the amount of shares of Common
Stock or amend the terms relating to any Common Stock, or to create, authorize or issue shares of Junior Stock), (iii) amend the Series A designation, (iv) adopt any agreement, plan or proposal for the sale of substantially all of the assets of the Company, or providing for a merger, consolidation or dissolution of the Company or an exchange of shares of any capital stock of the Company which is submitted to the vote of the stockholders of the Company.

    In addition, in the event that at least 100,000 shares of Series A Stock are then outstanding, the holders thereof shall be entitled to elect one or more directors to the Board of Directors of the Company (the number of which, when determining the entire Board, shall be substantially equivalent to the ratio that the Common Stock into which the Series A Stock may then be convertible bears to the total number of shares of Common Stock then outstanding, but always at least one director), in the event of a continuing default by the Company of its obligations to redeem shares of Series A Stock in certain circumstances.

REDEMPTION. The Series A Stock may not be redeemed prior to July 31, 1997 and thereafter, at the option of the Company, only in the event that the Common Stock is then being traded in a recognized national securities market and has traded for 20 consecutive days prior to such redemption at price level equal to at least 250% of the then conversion price of the Common Stock. Any Series A Stock remaining outstanding on July 31, 2000 must be redeemed by the Company on such date. The redemption price in the case of any optional or a mandatory redemption on July 31, 2000, shall be payable in cash at the time of redemption and shall be an amount equal to $9.00 per share of Common Stock being redeemed, plus the value of all accrued but unpaid dividends on such shares.

CERTAIN ADJUSTMENTS. The Series A Stock is entitled to certain anti-dilution protections which provide for adjustments to its conversion price, and, in certain circumstances, the issuance of additional Shares of Common Stock upon conversion, generally in the event that the Company issues shares of Common Stock without consideration or at a price below the stipulated conversion price. The Series A Stock is also subject to adjustments in certain events, such as the payment of stock dividends, recapitalizations, reclassifications and reorganizations of the Company and in connection with certain mergers and consolidations involving the Company or the sale of substantially all of the assets of the Company. Generally, such adjustments are intended to insure that the holders of the Series A Stock shall be entitled to receive, following an event requiring adjustment, substantially equivalent economic and other benefits which were attributable to the Series A Stock immediately preceding any adjustment.

SERIES B STOCK

    All outstanding shares of Series B Stock were purchased by the Company on June 24, 1996. An amendment was filed to the Company's Certificate of Incorporation on July 9, 1996 deleting such series.

REGISTRATION RIGHTS

    The Company has entered into several agreements which grant demand registration rights (the right to require the Company to file a registration statement with the Commission) and/or "piggyback" registration rights (the right to be included in a registration statement filed by the Company for itself or another party) to certain holders of Common Stock of the Company or securities convertible into Common Stock.

    The Company has filed a registration statement with the Commission with respect to (1) an aggregate of 1,833,336 shares of Common Stock issuable to JLCM upon conversion of the Series A Stock and the JLCM Warrant pursuant to piggy-back registration rights with respect to such shares (the "JLCM 1995 Shares"), and (2) an aggregate of 2,200,000 shares of Common Stock owned by or issuable upon exercise of the 1995 Warrants (the "1995 Private Placement Shares") pursuant to a single demand registration right with respect to such shares. Such registration statement was declared effective as of January 3, 1996. The Company is obligated to keep such registration effective until the earlier to occur of January 3, 1998 or the

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sale of all of the 1995 Private Placement Shares. The piggy-back registration rights are not exercisable with respect to registration statements for sales of less than 300,000 shares, or registrations relating to securities issued in connection with employee stock purchase or savings plans on Form S-8 or on Form S-4. The Company has also granted the demand registration rights with respect to the JLCM 1995 Shares and to any shares of Series A Stock issued as a stock dividend on two separate occasions and the same demand and piggy-back registration rights with respect to the 50,000 shares of Common Stock issuable pursuant to the Settlement Agreement, exercisable between July 31, 1996 and July 31, 1998. See "TRANSACTIONS WITH RELATED PARTIES." In each case, the Company has agreed to bear all costs associated with such registration except underwriter's fees or commissions.

    In connection with the issuance of the 1996 Warrants, the Company granted the holders thereof a single demand registration right exercisable with respect to 1,337,500 shares of Common Stock issuable upon exercise of such warrants. The Company is required to keep such registration effective until the earlier of May 7, 1998 or the sale of all such shares. The Company has agreed to bear all costs associated with such registration except any underwriter's fees or commissions and fees and costs of counsel to the holders.

    In connection with the acquisition of assets of Economy by the Company, the Company issued Economy 26,316 shares of Common Stock and granted Economy piggy-back registration rights with respect to such shares exercisable March 13, 1996. Such piggy-back rights are not exercisable with respect to a registration of Common Stock having a proposed sales price of less than $7,500,000, with respect to a registration statement on Form S-4 or S-8 or similar form, or a exchange offer or offering of securities solely to the Company's existing security holders. The Company has agreed to bear all costs associated with such registration except any underwriter's fees or commissions, transfer taxes, and the fees and expenses of accountants, legal counsel and other representatives of Economy.

    As compensation for consulting services performed for the Company by First Connecticut Securities Corporation ("FCSC"), the Company granted FCSC an option to purchase up to 300,000 shares of Common Stock at an exercise price of $2.50 per share. The option is exercisable until December 31, 1996, and the Company has granted a single demand registration right with respect to shares issuable pursuant to the option after exercise of the option until December 31, 1996. The Company presently has no agreement with FCSC with respect to expenses of such registration.

    In connection with the issuance of the March 18 Debentures, the Company has granted piggy-back registration rights exercisable until March 18, 1999 to the holders thereof with respect to shares of Common Stock issuable upon conversion of such Debentures at a conversion rate which is the lower of $1.75 or 75% of the five day average closing price of the Common Stock immediately preceding the date of conversion. The Company redeemed or repurchased the March 18 Debentures with net proceeds of the Original Offering. In connection with certain rights granted to the holders of the March 18 Debentures prior to such redemption, two of the Selling Stockholders were granted 16,353 shares of Common Stock to which such piggy-back rights also applied. Such piggy-back rights are not exercisable with respect to shares issued in connection with an employee benefit plan, a merger, consolidation or business combination or exchange offer or offering of securities solely to the Company's existing security holders. The Company registered the March Debenture Shares pursuant to the Registration Statement and has agreed to bear all costs associated with such registration except any underwriter's fees or commissions and fees and costs of counsel to such persons.

    In connection with the issuance of warrants to certain finders in connection with the March and April Debentures, Mueller was granted piggy-back registration rights exercisable between February 28, 1996 and March 6, 1997 and a single demand registration right exercisable after June 30, 1996 for 300,000 shares of Common Stock exercisable under such Finder's Warrant. Such warrant is exercisable until March 6, 1998 at $1.40 per share. Mark Kabbash was granted piggy-back registration rights with respect to 250,000 shares of Common Stock exercisable under such holder's warrant, which warrant is exercisable

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
until March 6, 1998 at $2.125 per share. In connection with the issuance of Finder's Warrants in connection with the issuance of the June Debentures, each of BPC and Mueller were granted piggy-back registration rights exercisable prior to June 21, 1997 for an aggregate of 200,000 shares of Common Stock exercisable under such holders' warrants. Such warrants are exercisable until June 21, 1998 at $2.00 per share. The Company has agreed to bear all costs and expenses of such registration except any underwriter's fees or commissions and fees and costs of counsel to such holders.

    In connection with the Company's purchase of the USC Securities, the Company granted to the sellers thereof demand registration rights exercisable until August 31, 1997 with respect to the 843,023 shares of Common Stock issued in consideration for the USC Securities (which shares were repurchased by the Company with $2.9 million of the net proceeds from the Original Offering) and the additional 166,660 shares of Common Stock owned by such persons. The Company has agreed to bear all costs associated with such registration except any underwriter's fees or commissions and fees and costs of counsel to such persons.

    The Company's employment agreements with Mr. Matz, the Company's Chairman of the Board and Chief Executive Officer, provides that Mr. Matz may require the Company, at the Company's expense, on three separate occasions until March 23, 2000, to register up to 1,060,000 shares of Common Stock of the Company that may be issuable to Mr. Matz upon the exercise of certain stock options of the Company granted to Mr. Matz in connection with his Employment Agreement. The Company's employment agreement with Mr. Miller, the Company's President and Chief Operating Officer, provides that Mr. Miller may require the Company, on two separate occasions, to similarly register up to 60,000 shares of Common Stock that may be issuable to Mr. Miller upon stock options granted to him in connection with his Employment Agreement. See "MANAGEMENT--EMPLOYMENT AGREEMENTS AND CHANGE-IN-CONTROL ARRANGEMENTS."

    The Company entered into a registration rights agreement with the Initial Purchasers (the "Registration Rights Agreement") pursuant to which the Company agreed, for the benefit of the holders of the Notes, at the Company's cost, (i) by December 10, 1996, file the Registration Statement covering resales of the Notes and the Conversion Shares (the "Registrable Securities"), (ii) use its commercially reasonable efforts to cause the Shelf Registration Statement to be declared effective under the Securities Act by March 11, 1997 and (iii) use its commercially reasonable efforts to keep such Shelf Registration Statement continuously effective for a period ending three years following the Issue Date or such shorter period that will terminate when each Registrable Security covered by the Shelf Registration Statement has been sold in the manner set forth and as contemplated therein or is otherwise transferable pursuant to Rule 144 promulgated under the Securities Act. The Company is permitted to suspend use of this Prospectus in connection with the sale of Registrable Securities during certain periods of time relating to pending corporate developments, acquisitions or public filings with the Commission or similar events.

    Certain of the persons or entities noted above will offer Offered Securities. All of the Offered Securities are offered hereby pursuant to this Prospectus which comprises a part of the Registration Statement initially filed with the Commission on December 10, 1996. Certain of the persons and entities with registration rights are Selling Noteholders and Selling Stockholders hereunder. See "SELLING NOTEHOLDERS AND SELLING STOCKHOLDERS."

ANTI-TAKEOVER PROVISIONS

GENERAL. The Company's Certificate and Bylaws and certain agreements to which the Company is a party contain provisions that may reduce the likelihood of a change in management or voting control of the Company without the consent of the Board of Directors of the Company.

BOARD OF DIRECTORS. The Bylaws provide that the Board of Directors will consist of not less than five nor more than 20 members and that the number of directors shall be determined by resolution of the Board. Further, vacancies in the Board may be filled by a majority of the directors then in office, even if less than a

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quorum. Accordingly, the Board of directors could delay any stockholder from obtaining majority representation on the Board of Directors by enlarging the Board and filing the new vacancies with its own nominees until the next stockholder election. The Certificate further provides that the Board is divided into three classes of directors, with terms of each class expiring in a different year. See "MANAGEMENT-- BOARD OF DIRECTORS." Classification of the Board of Directors in this manner could hinder an effort by stockholders to unseat a majority of the Board of Directors in any one fiscal year. On October 30, 1996, the Board of Directors created a Takeover Defense Committee consisting of five members of the Board to meet on an as needed basis to recommend to the Board on or prior to March 1, 1997 whether it is advisable and in the best interest of the Company and its stockholders to implement any provisions to the Company's Certificate of Incorporation or Bylaws to prevent a hostile takeover of the Company, and if so, the various alternatives that such Committee would recommend to the Board. As of the date hereof, the Committee has not completed its report and has made no recommendation to the Board.

UNALLOCATED PREFERRED STOCK. In addition to the issued and outstanding Series A Stock, at the date of this Prospectus, there are 14,750,000 authorized and unissued shares of unallocated Preferred Stock. The existence of authorized but unissued Preferred Stock may enable the Board of Directors to render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in due exercise of its fiduciary obligations, the Board of Directors were to determine that a take-over proposal is not in the Company's best interest, the Board of Directors could cause shares of Preferred Stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquiror or insurgent stockholder or stockholder group or create a substantial voting block in institutional or other hands that might undertake to support the position of the incumbent Board of Directors. In this regard, the Company's Certificate grants the Board of Directors broad power to establish rights and preferences of authorized and unissued Preferred Stock. The issuance of shares of Preferred Stock pursuant to the Board of Directors authority described above could decrease the amount of earnings and assets available for distribution to holders of Common Stock and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company. The Board of Directors does not currently intend to seek stockholder approval prior to any issuance of Preferred Stock, unless otherwise required by law.

VOTING AGREEMENTS. Each of the stockholders who participated in the private placement of the Company's Common Stock and 1995 Warrants on September 20, 1995 and the private placement of the 1996 Warrants on May 7, 1996 entered into a Voting Agreement with the Company and Jack W. Matz, Jr., the Company's Chairman and Chief Executive Officer, requiring such holders to vote all shares of Common Stock held or owned by such holder in a manner designated by Mr. Matz. Under the Subscription Agreement pursuant to which such holders purchased such securities, the holder is not entitled to offer or sell any of such shares (including shares issuable upon exercise of the 1995 Warrants and the 1996 Warrants) except in bona fide transactions in which there is no intent for such shares to be acquired by an affiliate of any of such holders, or in private transactions of blocks of 400,000 shares or less to persons not affiliated with any of such holders unless the transferee executes a counterpart of such Voting Agreement as if it were an initial signatory thereto. In addition to the foregoing voting rights, at November 30, 1996, Mr. Matz held the right to vote an additional (1) 1,393,781 shares of the Company's Common Stock under nine separate voting trusts terminating at various times through April 1999 and (2) 142,354 shares pursuant to a voting agreement with Mr. Houston, entered into in connection with the termination of Mr. Houston's employment agreement with the Company, which voting agreement terminates on April 11, 2001. As a result of such voting arrangements and shares of Common Stock and Mr. Matz otherwise beneficially owns (e.g. through direct ownership or options within 60 days), Mr. Matz beneficially owned, at November 30, 1996, approximately 25.6% of the Company's Common Stock. Officers and directors of the Company (including Mr. Matz) own beneficially 51.5% of the Common Stock of the Company as of November 30, 1996. The voting power of Mr. Matz and such other officers and directors permit them to exercise significant influence over all matters requiring stockholder approval, including the ability to significantly influence or

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to determine the outcome of any election of directors of the Company. Such concentration of ownership and voting control may have the effect of delaying, deferring or preventing a change in control of the Company.

CHANGE OF CONTROL PROVISIONS. On March 5, 1996, the Board of Directors of the Company adopted, and on May 31, 1996 the stockholders approved, certain amendments to the Company's Employee Option Plan which, among other things, provide for accelerated vesting of the stock options granted thereunder upon the occurrence of certain specified events that are defined as constituting a "Change of Control" of the Company. The existence of such provisions may have the effect of delaying, deferring or preventing a change in control of the Company. See "MANAGEMENT--1994 EMPLOYEE STOCK OPTION PLAN." In addition, the Company's employment agreements with Mr. Matz and Mr. Miller include "change of control" provisions. See "MANAGEMENT--EMPLOYMENT AGREEMENTS AND CHANGE OF CONTROL ARRANGEMENTS."

STATUTORY PROVISIONS. The Company is subject to Section 203 of the DGCL, which prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates and/or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder and a corporation for a period of three years after the date such stockholder became an interested stockholder, when (i) prior to such date the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder, (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by (x) persons who are directors and also officers, and (y) employee stock plans in which employee participants do not have the right to determine confidentiality whether shares held subject to the plan will be tendered in a tender or exchange offer) or (iii) on or subsequent to such date the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 65% of the outstanding voting stock which is not owned by the interested stockholder.

SEVERANCE AGREEMENTS

    The Company has entered into severance agreements with respect to certain officers of the Company which such officers are entitled to receive a certain percentage of their salary (varying from 1.5 times annual salary to 4 times monthly salary) in effect on the date of a "Change of Control" of the Company if such person is terminated within a certain period after such date. "Change of Control" is defined in such agreements in the same manner as in the Company's Employee Option Plan. See "MANAGEMENT--1994 EMPLOYEE STOCK OPTION PLAN."

LIMITATIONS ON LIABILITY

DIRECTORS. The Certificate provides that, to the fullest extent permitted by the DGCL, a director of the Company will not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director. Any repeals or amendments to this provision will be prospective and will not adversely affect the limitation on the personal liability of any director of the Company at the time of such repeal or amendment. This provision, however, does not eliminate the director's liability (i) for any breach of a director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for a transaction from which the director derived an improper personal benefit or (iv) in respect to certain unlawful dividend payments or stock purchases or redemptions. The inclusion of this provision in the Certificate may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breaches of their fiduciary duties, even though such an action, if successful, might otherwise have benefitted the Company and its stockholders. This provision does not prevent the Company or its stockholders from seeking injunctive or other equitable remedies against its directors under applicable state law, although there can be no assurance that such remedies, if sought, would be obtained.

INDEMNIFICATION. The Certificate and Bylaws require the Company to indemnify each person who is or was a director, officer, employee or agent, of another corporation, partnership, joint venture, trust or other enterprise against expenses, judgments, fines and amounts incurred in such capacity of such person acting in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interest of the Company or, with respect to criminal proceedings, not unlawful. The Company will also advance to such persons payments incurred in defending a proceeding to which indemnification might apply provided the recipient provides an undertaking agreeing to repay all such advanced amounts if it is ultimately determined that such person is not entitled to be indemnified.

TRANSFER AGENT

    The Transfer Agent and Registrar for the Company's Common Stock is Securities Transfer Corporation, Dallas, Texas.

                              ADDITIONAL INTEREST

    In the event that the Registration Statement ceases to be effective or usable for resale of the Registrable Securities (a "Registration Default"), the Company is required to pay Additional Interest to each Holder of Registrable Securities during the first 90 day period immediately following the occurrence of such Registration Default at a rate equal to 0.25% per annum. The amount of Additional Interest will increase by an additional 0.25% per annum at the start of each subsequent 90 day period until the Registration Statement again becomes effective up to a maximum rate of Additional Interest of 1.00% per annum. When the Registration Statement again becomes effective, such Additional Interest shall cease to accrue on the Notes from the date of such filing or effectiveness.

    Any amounts of Additional Interest due will be payable in cash on February 15 and August 15 of each year to the holders of record on the preceding February 1 or August 1, respectively. The amount of Additional Interest will be determined by multiplying the applicable Additional Interest rate by (i) the principal amount of the Notes, in the case of Registrable Securities which are Notes, or (ii) the per share conversion price set forth on the cover (subject to adjustment in the event of stock splits, stock recombinations, stock dividends and the like) in the case of Registrable Securities which are shares of Common Stock multiplied by a fraction, the numerator of which is the number of days such Additional Interest rate was applicable during such period (determined on the basis of a 360-day year comprises of twelve 30-day months, and, in the case of a partial month, the actual number of days elapsed), and the denominator of which is 360.

    The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Registration Rights Agreement, a copy of which is available without charge by writing to the Company at 1600 Promenade Center, 15th Floor, Richardson, Texas 75080, Attention:
Director of Corporate Communications.

                                 LEGAL MATTERS

    The validity of the Offered Securities offered hereby will be passed upon for the Company by Arter & Hadden, Dallas, Texas.

                                    EXPERTS

    The consolidated financial statements of the Company as of December 31, 1995 and 1994 and for each of the two years in the period ended December 31, 1995 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated statements of operations, shareholders' equity and cash flows of the Company for the year ended December 31, 1993 included in this Prospectus have been so included in reliance on the report of King, Burns & Company, P.C., independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

    The balance sheets of U.S. Communications, Inc., as of December 31, 1994 and 1993 and the related statements of operations, changes in retained earnings and cash flows for each of the two years ended December 31, 1994 included in this Prospectus have been so included in reliance on the report of Duff & Anderson, P.C., independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The balance sheets of Long Distance Network, Inc. as of December 31, 1993 and 1992 and the related statements of operations, stockholders' equity (deficit) and cash flows for each of the two years in the period ended December 31, 1993 included in this Prospectus have been so included in reliance on the report of Samson, Robbins & Associates, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                              FINANCIAL STATEMENTS

    The financial statements of the Company and those of acquirees, notes to the respective financial statements and the related respective reports of the independent accountants thereon are included in this Prospectus at the page indicated and annexed hereto.

                              FINANCIAL STATEMENTS

    The financial statements of the Company and those of acquirees, notes to the respective financial statements and the related respective reports of the independent accountants thereon are included in this Prospectus at the page indicated and annexed hereto.

ITEM                                                                                                            PAGE
------------------------------------------------------------------------------------------------------------  ---------
CONSOLIDATED INTERIM FINANCIAL STATEMENTS OF THE COMPANY
Consolidated Balance Sheets as of September 30, 1996 and December 31, 1995..................................        F-2
Consolidated Statements of Operations for the Three Months and Nine Months Ended September 30, 1996 and
  1995......................................................................................................        F-3
Consolidated Statements of Shareholders' Equity for the Nine Months Ended September 30, 1996 and 1995.......        F-4
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 1996 and 1995.................        F-5
Notes to Consolidated Financial Statements..................................................................        F-6

CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY
Report of Independent Accountants for the Years Ended December 31, 1995 and 1994............................       F-10
Report of Independent Certified Public Accountants for the Year Ended December 31, 1993.....................       F-11
Consolidated Balance Sheets as of December 31, 1995 and 1994................................................       F-12
Consolidated Statements of Operations for the Years Ended December 31, 1995, 1994 and 1993..................       F-13
Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 1995, 1994 and 1993........       F-14
Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1994 and 1993..................       F-15
Notes to Consolidated Financial Statements..................................................................       F-16

CONSOLIDATED PRO FORMA FINANCIAL STATEMENT OF THE COMPANY
Consolidated Pro Forma Statement of Operations for the Year Ended December 31, 1995.........................       F-30
Notes to Consolidated Pro Forma Financial Statements........................................................       F-31

FINANCIAL STATEMENTS OF U.S. COMMUNICATIONS, INC.
Report of Independent Accountants for the Years Ended December 31, 1994 and 1993............................       F-32
Balance Sheets as of December 31, 1994 and 1993.............................................................       F-33
Statements of Operations for the Years Ended December 31, 1994 and 1993.....................................       F-34
Statements of Changes in Retained Earnings for the Years Ended December 31, 1994 and 1993...................       F-35
Statements of Cash Flows for the Years Ended December 31, 1994 and 1993.....................................       F-36
Notes to Financial Statements...............................................................................       F-37

FINANCIAL STATEMENTS OF LONG DISTANCE NETWORK, INC.
Independent Auditors' Report for the Years Ended December 31, 1993 and 1992.................................       F-45
Balance Sheets as of December 31, 1993 and 1992.............................................................       F-46
Statements of Operations for the Years Ended December 31, 1993 and 1992.....................................       F-47
Statements of Stockholders' Equity (Deficit) for the Years Ended December 31, 1993 and 1992.................       F-48
Statements of Cash Flows for the Years Ended December 31, 1993 and 1992.....................................       F-49
Notes to Financial Statements...............................................................................       F-50

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                  (UNAUDITED)

                                                                                      SEPTEMBER 30,  DECEMBER 31,
                                                                                          1996           1995
                                                                                      -------------  ------------
                                                     ASSETS
Current assets:
  Cash and cash equivalents.........................................................   $12,690,949    $  823,738
  Accounts and notes receivable:
    Trade, net of allowance for doubtful accounts of $398,585 and $475,845,
      respectively..................................................................     5,338,035     4,022,131
    Other, net of allowance for doubtful accounts of $31,479........................     1,435,050       407,550
  Inventory.........................................................................       102,671       146,037
  Prepaid expenses and other........................................................     1,043,467       292,439
                                                                                      -------------  ------------
    Total current assets............................................................    20,610,172     5,691,895
                                                                                      -------------  ------------
Property and equipment..............................................................     8,704,678     3,911,652
Less accumulated depreciation and amortization......................................    (1,282,698)     (495,613)
                                                                                      -------------  ------------
    Net property and equipment......................................................     7,421,980     3,416,039
                                                                                      -------------  ------------
Excess of cost over net assets acquired, net of accumulated amortization of
  $1,837,784 and $1,068,833, respectively...........................................    17,720,894    16,869,648
                                                                                      -------------  ------------
Other assets:
  Debt issuance costs...............................................................     2,065,068        --
  Other.............................................................................       424,568        63,221
                                                                                      -------------  ------------
    Total other assets..............................................................     2,489,636        63,221
                                                                                      -------------  ------------
      Total assets..................................................................   $48,242,682    $26,040,803
                                                                                      -------------  ------------
                                                                                      -------------  ------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable--trade...........................................................   $ 1,475,812    $  761,880
  Accrued telecommunications expenses...............................................     1,821,410     2,337,420
  Other accrued expenses............................................................     1,337,923     1,163,603
  Acquisition obligation............................................................     2,070,000        --
  Short-term notes payable..........................................................        44,429       475,610
  Current maturities of long-term debt..............................................       528,873     3,795,216
                                                                                      -------------  ------------
    Total current liabilities.......................................................     7,278,447     8,533,729
                                                                                      -------------  ------------
Long-term obligations, less current maturities......................................    28,584,844     7,398,670
                                                                                      -------------  ------------
Commitments and contingencies
Series A redeemable preferred stock, $.00001 par value, 250,000 shares authorized;
  180,000 and 166,667 shares issued, respectively...................................     1,310,092     1,129,459
                                                                                      -------------  ------------
Shareholders' equity:
  Series B Preferred stock, $.00001 par value, 12,500,000 shares authorized, 125,000
    shares issued in 1995...........................................................       --            575,280
  Common Stock, $.0001 par value, 50,000,000 shares authorized; 16,818,053 and
    13,462,120 issued, respectively.................................................         1,682         1,346
  Additional paid-in capital........................................................    26,478,621    20,855,099
  Retained deficit..................................................................   (11,557,089)  (11,996,179)
  Treasury stock (1,197,518 shares and 240,072 shares, respectively) at cost........    (3,853,915)     (456,601)
                                                                                      -------------  ------------
    Total shareholders' equity......................................................    11,069,299     8,978,945
                                                                                      -------------  ------------
  Total liabilities and shareholders' equity........................................   $48,242,682    $26,040,803
                                                                                      -------------  ------------
                                                                                      -------------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                               FOR THE THREE MONTHS      FOR THE NINE MONTHS
                                                               ENDED SEPTEMBER 30,       ENDED SEPTEMBER 30,
                                                              ----------------------  -------------------------
                                                                 1996        1995        1996         1995
                                                              ----------  ----------  ----------  -------------

Telecommunications revenues.................................  $7,961,784  $7,459,367  $22,199,729 $  13,772,942
Cost of revenue.............................................   4,769,107   4,944,734  13,058,866      9,574,931
                                                              ----------  ----------  ----------  -------------
Gross profit................................................   3,192,677   2,514,633   9,140,863      4,198,011
Operating expenses:
  General and administrative................................   2,762,803   2,547,565   7,408,554      4,528,945
  Depreciation and amortization.............................     658,924     533,213   1,606,740        909,014
  Nonrecurring Russian venture charges......................      --         143,558      --            143,558
                                                              ----------  ----------  ----------  -------------
    Total operating expenses................................   3,421,727   3,224,336   9,015,294      5,581,517
                                                              ----------  ----------  ----------  -------------
Income (loss) from continuing operations before other income
  (expense) and extraordinary item..........................    (229,050)   (709,703)    125,569     (1,383,506)
                                                              ----------  ----------  ----------  -------------
Other income (expense):
  Interest expense..........................................    (658,212)   (253,727) (1,352,072)      (364,260)
  Other.....................................................      51,857      12,465      46,352          9,820
                                                              ----------  ----------  ----------  -------------
    Total other income (expense)............................    (606,355)   (241,262) (1,305,720)      (354,440)
                                                              ----------  ----------  ----------  -------------
Loss from continuing operations before extraordinary item...    (835,405)   (950,965) (1,180,151)    (1,737,946)
Discontinued operations --
    Provision for operating losses during phase-out
      period................................................      --        (225,000)     --           (475,000)
                                                              ----------  ----------  ----------  -------------
Loss before extraordinary item..............................    (835,405) (1,175,965) (1,180,151)    (2,212,946)
Extraordinary item--gain (loss) on extinguishment of debt...    (331,813)     --       1,817,378       --
                                                              ----------  ----------  ----------  -------------
Net income (loss)...........................................  (1,167,218) (1,175,965)    637,227     (2,212,946)
Preferred dividend requirements, including accretion........     (50,211)    (36,667)   (198,137)       (36,667)
                                                              ----------  ----------  ----------  -------------
Net income (loss) applicable to common shareholders.........  $(1,217,429) $(1,212,632) $  439,090 $  (2,249,613)
                                                              ----------  ----------  ----------  -------------
                                                              ----------  ----------  ----------  -------------
Income (loss) per common share and common share equivalent:
    Continuing operations...................................  $    (0.05) $    (0.08) $    (0.07) $       (0.16)
    Discontinued operations.................................      --           (0.02)     --              (0.04)
    Extraordinary item......................................       (0.02)     --            0.11       --
                                                              ----------  ----------  ----------  -------------
    Net income (loss) per share.............................  $    (0.07) $    (0.10) $     0.04  $       (0.20)
                                                              ----------  ----------  ----------  -------------
                                                              ----------  ----------  ----------  -------------
    Net income (loss) per share applicable to common
      shareholders..........................................  $    (0.07) $    (0.10) $     0.02  $       (0.20)
                                                              ----------  ----------  ----------  -------------
                                                              ----------  ----------  ----------  -------------
    Weighted average number of common share & common share
      equivalents outstanding...............................  16,117,789  11,778,005  16,962,389     11,129,177
                                                              ----------  ----------  ----------  -------------
                                                              ----------  ----------  ----------  -------------
Income (loss) per common share--assuming full dilution:
    Continuing operations...................................  $    (0.05) $    (0.08) $    (0.06) $       (0.16)
    Discontinued operations.................................  $   --           (0.02) $   --              (0.04)
    Extraordinary item......................................       (0.02)     --            0.10       --
                                                              ----------  ----------  ----------  -------------
  Net income (loss) per share...............................  $    (0.07) $    (0.10) $     0.04  $       (0.20)
                                                              ----------  ----------  ----------  -------------
                                                              ----------  ----------  ----------  -------------
  Net income (loss) per share applicable to common
    shareholders............................................  $    (0.07) $    (0.10) $     0.02  $       (0.20)
                                                              ----------  ----------  ----------  -------------
                                                              ----------  ----------  ----------  -------------
  Weighted average number of common shares outstanding--
    assuming full dilution..................................  16,117,789  11,778,005  18,402,389     11,129,177
                                                              ----------  ----------  ----------  -------------
                                                              ----------  ----------  ----------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                  (UNAUDITED)

                                          SERIES B
                                       PREFERRED STOCK       COMMON STOCK     ADDITIONAL
                                     -------------------  ------------------    PAID-IN      RETAINED     TREASURY
                                      SHARES    AMOUNT      SHARES    AMOUNT    CAPITAL      DEFICIT        STOCK        TOTAL
                                     --------  ---------  ----------  ------  -----------  ------------  -----------  -----------

Balances at December 31, 1994......                       10,566,139  $1,057  $15,629,114  $ (5,404,864) $  (240,950) $ 9,984,357
Private placements of common
  stock............................                        1,591,459    159     1,934,337                               1,934,496
Issuance of common stock for
  exercise of options..............                          829,505     83       538,420                   (215,651)     322,852
Issuance of Series A Redeemable
  Preferred stock for acquisition
  of
  USC..............................                                               261,250                                 261,250
Issuance of Series B Preferred
  Stock for acquisition of USC.....   125,000  $ 637,874                          612,126                               1,250,000
Issuance of Common Stock Purchase
  Warrants for acquisition of
  USC..............................                                             2,303,300                               2,303,300
Preferred dividend requirements,
  including accretion..............                                                             (36,667)                  (36,667)
Net loss for the period............                                                          (2,212,946)               (2,212,946)
                                     --------  ---------  ----------  ------  -----------  ------------  -----------  -----------
Balances at September 30, 1995.....   125,000  $ 637,874  12,987,103  $1,299  $21,278,547  $ (7,654,477) $  (456,601) $13,806,642
                                     --------  ---------  ----------  ------  -----------  ------------  -----------  -----------
                                     --------  ---------  ----------  ------  -----------  ------------  -----------  -----------
Balances at December 31, 1995......   125,000  $ 575,280  13,462,120  $1,346  $20,855,099  $(11,996,179) $  (456,601) $ 8,978,945
Private placements of common
  stock............................                          251,700     25       369,975                                 370,000
Issuance of common stock for:
  Exercise of options..............                          484,036     48       540,413                   (497,314)      43,147
  Exercise of warrants.............                        1,090,000    109     1,362,391                               1,362,500
  Conversion of debt...............                          267,856     27       449,973                                 450,000
  Other............................                          419,318     42       918,614                                 918,656
Issuance of common stock for
  acquisition of USC securities....  (125,000)  (575,280)    843,023     85     1,613,229                 (2,900,000)  (1,861,966)
Issuance of warrants...............                                               368,927                                 368,927
Preferred dividend requirements,
  including accretion..............                                                            (198,137)                 (198,137)
Net income for the period..........                                                             637,227                   637,227
                                     --------  ---------  ----------  ------  -----------  ------------  -----------  -----------
Balances at September 30, 1996.....     --     $  --      16,818,053  $1,682  $26,478,621  $(11,557,089) $(3,853,915) $11,069,299
                                     --------  ---------  ----------  ------  -----------  ------------  -----------  -----------
                                     --------  ---------  ----------  ------  -----------  ------------  -----------  -----------

  The accompanying notes are an integral part of these consolidated financial statements.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                                                         FOR THE NINE MONTHS
                                                                                         ENDED SEPTEMBER 30,
                                                                                     ----------------------------
                                                                                         1996           1995
                                                                                     -------------  -------------
Cash flows from operating activities:
  Net income (loss)................................................................  $     637,227  $  (2,249,613)
  Adjustments to reconcile net loss to net cash used by operating activities:......
    Loss from discontinued operations..............................................       --              475,000
    Extraordinary item--gain on extinguishment of debt.............................     (1,817,378)      --
    Depreciation and amortization..................................................      1,596,386        909,014
    Provision for losses on accounts receivable....................................        718,742        312,522
    Provision for Russian venture losses...........................................       --              143,558
    Cash used for discontinued SATC business.......................................       --             (227,482)
    (Increase) decrease in:
      Accounts and notes receivable................................................     (2,346,652)    (1,042,748)
      Prepaid expenses and other...................................................       (320,624)       114,555
      Other assets.................................................................       (440,838)        41,244
    Increase (decrease) in:
      Accounts payable and accrued expenses........................................        113,588         18,773
                                                                                     -------------  -------------
Net cash used in operating activities..............................................     (1,859,549)    (1,505,177)
                                                                                     -------------  -------------
Cash flows from investing activities:
  Additions to property and equipment..............................................     (2,546,914)       (65,792)
  Purchase of USC, net of cash acquired............................................       --           (6,854,247)
  Cash used for discontinued SATC business.........................................       --              (23,319)
  Other............................................................................       --              (30,573)
                                                                                     -------------  -------------
  Net cash used in investing activities............................................     (2,546,914)    (6,973,931)
                                                                                     -------------  -------------
Cash flows from financing activities:..............................................
  Net changes in short-term loans                                                          (10,571)      (468,028)
  Increase in long term debt.......................................................     29,300,695      7,000,000
  Principal payments on long-term obligations......................................     (9,519,771)    (1,171,182)
  Debt issuance cost...............................................................     (2,156,208)      --
  Proceeds from private placement of common stock..................................       --            1,682,503
  Proceeds from Series A Preferred Stock...........................................       --            1,000,000
  Proceeds from exercise of warrants...............................................      1,359,149       --
  Proceeds from exercise of options................................................        200,380        375,459
  Purchase of treasury stock.......................................................     (2,900,000)      --
                                                                                     -------------  -------------
Net cash provided by financing activities..........................................     16,273,674      8,418,752
                                                                                     -------------  -------------
Increase (decrease) in cash and equivalents........................................     11,867,211        (60,356)
Cash at beginning of period........................................................        823,738        331,431
                                                                                     -------------  -------------
Cash and equivalents at end of period..............................................  $  12,690,949  $     271,075
                                                                                     -------------  -------------
                                                                                     -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

NOTE A--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The interim consolidated financial statements are those of SA Telecommunications, Inc. and subsidiaries (the "Company"). These interim consolidated financial statements are prepared pursuant to the requirements for reporting on Form 10-QSB. The December 31, 1995 consolidated balance sheet data was derived from audited consolidated financial statements but does not include all disclosures required by generally accepted accounting principles. The interim consolidated financial statements and notes thereto should be read in conjunction with the consolidated statements and notes included in the Company's latest annual report on Form 10-KSB. In the opinion of management, the interim consolidated financial statements reflect all adjustments (consisting only of a normal recurring nature) necessary for a fair presentation of the consolidated financial position and consolidated results of operations for interim periods. The current period consolidated results of operations are not necessarily indicative of results which ultimately will be reported for the full fiscal year ending December 31, 1996.

    All significant intercompany accounts and transactions have been eliminated. Certain prior period amounts have been reclassified for comparative purposes.

NOTE B--ACQUISITION OF FIRST CHOICE LONG DISTANCE, INC.

    Effective September 1, 1996, the Company acquired substantially all of the assets of First Choice Long Distance, Inc., a switch-based reseller located in Amarillo, Texas, for a total consideration of $2,070,000 (including noncompete agreements). The assets acquired included First Choice's customer base of approximately 4,500 customers and two Siemens Stromberg-Carlson DCO Central Office type switches, which will be integrated into the Company's existing network. First Choice has annualized revenues of approximately $3 million, based on its August 1996 unaudited monthly revenue.

    The acquisition was accounted for as a purchase, whereby the excess purchase price over the net assets acquired has been recorded based upon the fair market values of assets acquired. The excess of cost over net assets acquired of $454,000 and noncompete agreements of $720,000 are being amortized on a straight-line basis over 25 and 2 years, respectively. This allocation was based on preliminary estimates and may be revised at a later date. The Company's consolidated statements of operations include the results of operations of First Choice since September 1, 1996.

    The following unaudited pro forma combined results of operations of the Company assumes that the acquisition of First Choice was completed at the beginning of 1995. These pro forma amounts represent the historical operating results of First Choice combined with those of the Company with appropriate adjustments which give effect to interest expense and amortization expense. These pro forma amounts are not necessarily indicative of consolidated operating results which would have been included in the operations of the Company during the periods presented, or which may result in the future, because these amounts do not reflect full transmission and switched service cost optimization, and the synergistic effect of operating, selling, general and administrative expenses.

                                                       FOR THE NINE MONTHS
                                                        ENDED SEPTEMBER 30
                                                    --------------------------
                                                        1996          1995
                                                    ------------  ------------
Revenues..........................................  $ 24,367,722  $ 16,318,071
Net income (loss).................................       318,779    (2,639,474)
Net income (loss) per share outstanding...........  $       0.02  $      (0.24)

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE C--NOTES PAYABLE AND LONG TERM DEBT

    On February 9, 1996, $450,000 of the Company's 8% Convertible Subordinated Debentures due in June 1996 were converted into 267,856 shares of the Company's Common Stock.

    On August 12, 1996, the Company consummated a private placement of $27,200,000 of its 10% Convertible Notes Due 2006 (the "Notes"). The Notes are currently convertible into the Company's Common Stock at a conversion price of $2.55 per share. The net proceeds from the sale of the Notes were approximately $25.4 million after giving effect to the transaction related fees and expenses. The Company used approximately $12.0 million of the net proceeds from the private placement to repay certain indebtedness, and to repurchase or redeem certain shares of the Company's Common Stock and outstanding debentures. The Company plans to utilize the balance of the proceeds (approximately $13.4 million) primarily to effect acquisitions and strategic alliances, to make capital expenditures, and for general corporate purposes.

    Interest on the Notes is payable semi-annually on February 15 and August 15 of each year commencing February 15, 1997 at the rate of 10% per annum. The Notes are redeemable at the option of the Company in whole or in part at any time on or after August 15, 1999 at annual redemption prices starting at 107% of principal, plus accrued interest to the redemption date. Upon a Fundamental Change (as defined), each holder of Notes will have the right to require the Company to repurchase all of a portion of such holder's Notes at a price equal to 100% of the principal amount thereof, plus accrued interest to the date of repurchase. Each holder of the Notes will have the right to require the Company to repurchase all or a portion of such holder's Notes at a price equal to 100% of their principal amount, plus accrued interest to the date of such repurchase, if any, in the event that all three of the following events occur: (1) the Company or any of its subsidiaries incurs certain indebtedness, (2) the Pro Forma Interest Coverage (as defined) is less than 2.0 to 1, and (3) the average closing sale price of the Common Stock is less than $2.00 for the twenty trading days prior to the incurrence of such indebtedness. The Notes do not have the benefit of any sinking fund obligations. The Notes are senior unsecured obligations of the Company, and rank pari passu in right of payment with all existing and future senior obligations of the Company and senior in right of payment to any future subordinated obligations of the Company. The Notes are effectively subordinated in right of payment to all existing and future liabilities, including trade payables, of the Company's subsidiaries.

    On November 9, 1996, the average closing price of the Company's Common Stock had been less than $2.00 for the prior twenty trading days and the Company's Pro Forma Interest Coverage was less than 2.0 to 1. Therefore, if the Company incurs additional indebtedness (other than an accounts receivable and inventory line of credit as permitted under the Note Indenture) then the holder of the Notes would have the right to require the Company to repurchase the Notes.

    In September 1996, the Company redeemed its $2,000,000 principal amount of convertible debentures which had been issued in March, April and June of 1996. A $331,813 loss on extinguishment of debt was recorded on this redemption. This loss was incurred because the debentures had been recorded at less than their principal or face amount due to the valuation of warrants issued in conjunction with these debentures.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE D--STOCK OPTIONS

    On March 28, 1996, the Board of Directors granted options under the 1994 Employee Stock Option Plan to purchase up to 607,500 shares of the Company's Common Stock to employees at a price of $2.03 per share (market value on the date of grant). After a six-month waiting period, the shares acquired upon exercise may not be sold earlier than periods varying from eighteen to thirty months.

NOTE E--COMMON STOCK PURCHASE WARRANTS

    On May 7, 1996, six holders of the Common Stock Purchase Warrants issued in the Company's September 20, 1995 private placement exercised such warrants for an aggregate of 1,070,000 shares of Common Stock at an exercise price of $1.25 per share or $1,337,500. In connection with such early exercise, the Company issued additional Common Stock Purchase Warrants to such holders exercisable into an aggregate of 1,337,500 shares of Common Stock at an exercise price of $2.40 per share between November 7, 1996 and May 7, 1998. One of the holders of such warrants exercisable into 750,000 shares of Common Stock has agreed not to exercise such warrants before January 7, 1997.

NOTE F--EARNINGS (LOSS) PER SHARE

    Earnings per share were calculated based upon the weighted average number of shares outstanding during the period plus the dilutive effect of stock options, stock warrants, and Series A Preferred Stock using the Modified Treasury Stock method, except where the assumed exercise or conversion of such stock options, stock warrants and Series A Preferred Stock would be anti-dilutive.

                                                       FOR THE THREE MONTHS        FOR THE NINE MONTHS
                                                        ENDED SEPTEMBER 30          ENDED SEPTEMBER 30
                                                    --------------------------  --------------------------
                                                        1996          1995          1996          1995
                                                    ------------  ------------  ------------  ------------
PRIMARY:
Average Shares Outstanding........................    16,117,789    11,778,005    14,972,546    11,129,177
Stock Options.....................................       --            --          2,948,023       --
Stock Warrants....................................       --            --          1,394,907       --
                                                    ------------  ------------  ------------  ------------
  Total...........................................    16,117,789    11,778,005    19,315,476    11,129,177
Less: Shares purchased under the
  Treasury Method.................................       --            --         (2,343,087)      --
                                                    ------------  ------------  ------------  ------------
                                                      16,117,789    11,778,005    16,962,389    11,129,177
                                                    ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------
FULL DILUTION:
Average Shares Outstanding........................    16,117,789    11,778,005    14,972,546    11,129,177
Stock Options.....................................       --            --          2,948,023       --
Stock Warrants....................................       --            --          1,394,907       --
Series A Preferred Stock..........................       --            --          1,440,000       --
                                                    ------------  ------------  ------------  ------------
  Total...........................................    16,117,789    11,778,005    20,755,476    11,129,177
Less: Shares purchased under the Treasury
  Stock Method....................................       --            --         (2,353,087)      --
                                                    ------------  ------------  ------------  ------------
                                                      16,117,789    11,778,005    18,402,389    11,129,177
                                                    ------------  ------------  ------------  ------------
                                                    ------------  ------------  ------------  ------------

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                                  (UNAUDITED)

NOTE G--PURCHASE OF USC SECURITIES

    In 1995, in connection with the acquisition of U.S. Communications, Inc. ("USC"), the Company issued securities ("USC Securities") comprised of (i) the notes having an original principal amount of $4,250,000 (ii) 125,000 shares of Series B Cumulative Convertible Preferred Stock, and (iii) warrants exercisable into an aggregate of 1,050,000 shares of Common Stock at $1.25 per share.

    On June 21, 1996, the Company completed the acquisition of all of the USC Securities for an aggregate of $308,500 of cash and the issuance of 843,023 shares of the Company's Common Stock, resulting in an extraordinary gain on early extinguishment of debt in the amount of $2,149,191. On August 14, 1996, the Company reacquired the 843,023 shares of the Company's Common Stock for $2,900,000 of cash.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SA Telecommunications, Inc.

    In our opinion, the accompanying consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of SA Telecommunications, Inc. and its subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/  PRICE WATERHOUSE LLP

Price Waterhouse LLP
Dallas, Texas
March 21, 1996

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders

SA Holdings, Inc. and Subsidiaries

    We have audited the accompanying consolidated statements of operations, shareholders' equity, and cash flows of SA Holdings, Inc. (now known as SA Telecommunications, Inc.) (a Delaware corporation) and Subsidiaries for the year ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit of the consolidated statements of operations, shareholders' equity, and cash flows provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of SA Holdings, Inc. (now known as SA Telecommunications, Inc.) and Subsidiaries for the year ended December 31, 1993, in conformity with generally accepted accounting principles.

    As described in Note 2 to these financial statements, the Company changed its method of accounting for income taxes in 1993 as required by the provisions of Statement of Financial Accounting Standards No. 109.

                                            /s/  KING, BURNS & COMPANY, P. C.

                                               King, Burns & Company, P. C.

Dallas, Texas

March 10, 1994

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                                              DECEMBER 31,
                                                                                       ---------------------------
                                                                                           1995           1994
                                                                                       -------------  ------------
                                                      ASSETS
Current assets:
  Cash...............................................................................  $     823,738  $    331,431
  Accounts and notes receivable:
    Trade, net of allowance for doubtful accounts of $475,845 and $178,368,
      respectively...................................................................      4,022,131       985,174
    Other, net of allowance for doubtful accounts of $46,122 and $48,825,
      respectively...................................................................        407,550       142,301
  Inventory..........................................................................        146,037       123,790
  Prepaid expenses and other.........................................................        292,439       341,290
                                                                                       -------------  ------------
      Total current assets...........................................................      5,691,895     1,923,986
                                                                                       -------------  ------------
Net assets of discontinued title plant services operations...........................       --           3,537,386
                                                                                       -------------  ------------
Property and equipment...............................................................      3,911,652       979,022
Less accumulated depreciation and amortization.......................................       (495,613)     (187,169)
                                                                                       -------------  ------------
      Net property and equipment.....................................................      3,416,039       791,853
                                                                                       -------------  ------------
Excess of cost over net assets acquired, net of accumulated amortization.............     16,869,648     4,943,494
                                                                                       -------------  ------------
Other assets:
  Employee note receivable...........................................................       --             195,904
  Other..............................................................................         63,221       384,211
                                                                                       -------------  ------------
      Total other assets.............................................................         63,221       580,115
                                                                                       -------------  ------------
        Total assets.................................................................  $  26,040,803  $ 11,776,834
                                                                                       -------------  ------------
                                                                                       -------------  ------------

                                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable...................................................................  $     761,880  $    223,362
  Accrued telecommunications expenses................................................      2,337,420       755,669
  Other accrued expenses.............................................................      1,163,603       163,195
  Short-term notes payable...........................................................        475,610       129,610
  Current maturities of long-term obligations........................................      3,795,216        90,248
                                                                                       -------------  ------------
    Total current liabilities........................................................      8,533,729     1,362,084
                                                                                       -------------  ------------
Long-term obligations, less current maturities.......................................      7,398,670       430,393
                                                                                       -------------  ------------
Commitments and contingencies
Series A redeemable preferred stock, $.00001 par value, 250,000 shares authorized;
  166,667 shares issued in 1995......................................................      1,129,459       --
                                                                                       -------------  ------------
Shareholders' equity:
  Series B preferred stock, $.00001 par value, 250,000 shares authorized; 125,000
    shares issued in 1995............................................................        575,280       --
  Common stock, $.0001 par value, 50,000,000 shares authorized; 13,462,120 and
    10,566,139 issued, respectively..................................................          1,346         1,057
  Additional paid-in capital.........................................................     20,855,099    15,629,114
  Retained deficit...................................................................    (11,996,179)   (5,404,864)
  Treasury stock (240,072 shares and 136,516 shares, respectively) at cost...........       (456,601)     (240,950)
                                                                                       -------------  ------------
      Total shareholders' equity.....................................................      8,978,945     9,984,357
                                                                                       -------------  ------------
        Total liabilities and shareholders' equity...................................  $  26,040,803  $ 11,776,834
                                                                                       -------------  ------------
                                                                                       -------------  ------------

  The accompanying notes are an integral part of these consolidated financial statements.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                       -------------------------------------------
                                                                           1995           1994           1993
                                                                       -------------  -------------  -------------
Telecommunications revenues..........................................  $  20,748,021  $   9,755,343  $   2,592,473
Cost of revenue......................................................     14,116,113      8,298,430      2,395,044
                                                                       -------------  -------------  -------------
Gross profit.........................................................      6,631,908      1,456,913        197,429
                                                                       -------------  -------------  -------------
Operating expenses:
  General and administrative.........................................      6,478,394      2,854,237      1,096,762
  Depreciation and amortization......................................      1,287,225        413,317        142,796
  Nonrecurring Russian venture charges...............................        143,399       --             --
                                                                       -------------  -------------  -------------
    Total operating expenses.........................................      7,909,018      3,267,554      1,239,558
                                                                       -------------  -------------  -------------
Loss from continuing operations before other income (expense)........     (1,277,110)    (1,810,641)    (1,042,129)
Other income (expense):
  Interest expense...................................................       (682,796)       (29,903)       (11,721)
  Litigation settlement..............................................       --             --              100,417
  Other, net.........................................................         24,685         21,474        (15,971)
                                                                       -------------  -------------  -------------
    Total other income (expense).....................................       (658,111)        (8,429)        72,725
                                                                       -------------  -------------  -------------
Loss from continuing operations......................................     (1,935,221)    (1,819,070)      (969,404)
Discontinued operations:
  Loss from title plant services operations..........................       --             (477,916)      (106,204)
  Provision for operating losses during phase-out period.............       (475,000)      (150,000)      --
  Loss from impairment...............................................     (4,055,742)      --             --
                                                                       -------------  -------------  -------------
  Loss from discontinued operations..................................     (4,530,742)      (627,916)      (106,204)
                                                                       -------------  -------------  -------------
Net loss.............................................................     (6,465,963)    (2,446,986)    (1,075,608)
Preferred dividend requirements, including accretion.................       (125,352)      --             --
                                                                       -------------  -------------  -------------
Net loss applicable to common shareholders...........................  $  (6,591,315) $  (2,446,986) $  (1,075,608)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
Loss per weighted average common share outstanding:
  Continuing operations..............................................  $       (0.17) $       (0.20) $       (0.18)
  Discontinued operations............................................          (0.39)         (0.07)         (0.02)
                                                                       -------------  -------------  -------------
  Net loss per share.................................................  $       (0.56) $       (0.27) $       (0.20)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
  Net loss per share applicable to common shareholders...............  $       (0.57) $       (0.27) $       (0.20)
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
  Weighted average number of common shares outstanding...............     11,639,186      9,199,720      5,479,752
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                              FOR THE YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993
                                                --------------------------------------------------------------------------------
                                                      SERIES B
                                                  PREFERRED STOCK          COMMON STOCK       ADDITIONAL
                                                --------------------  ----------------------   PAID-IN     RETAINED    TREASURY
                                                 SHARES     AMOUNT     SHARES      AMOUNT      CAPITAL      DEFICIT      STOCK
                                                ---------  ---------  ---------  -----------  ----------  -----------  ---------

Balances at December 31, 1992.................     --         --      5,471,411   $     547   $8,357,488  $(1,882,270) $ (20,000)
Private placements of common stock............     --         --      1,407,274         141    1,621,358      --          --
Issuance of common stock for exercise of
  options.....................................     --         --      1,511,236         151    1,093,816      --          --
Cancellation of shares held in escrow for:
Foreign trade license agreements..............     --         --       (567,260)        (57)    (249,943)     --          --
Coal methane gas leases agreement.............     --         --       (450,000)        (45)  (2,249,955)     --          --
Net loss for the year.........................     --         --         --          --           --       (1,075,608)    --
                                                ---------  ---------  ---------  -----------  ----------  -----------  ---------
Balances at December 31, 1993.................     --         --      7,372,661         737    8,572,764   (2,957,878)   (20,000)
Private placements of common stock............     --         --        834,317          84    1,885,264      --          --
Issuance of common stock for:
Exercise of options...........................     --         --      1,057,075         106    1,421,216      --        (220,950)
Acquisition of LDN............................     --         --      1,302,086         130    3,749,870      --          --
Net loss for the year.........................     --         --         --          --           --       (2,446,986)    --
                                                ---------  ---------  ---------  -----------  ----------  -----------  ---------
Balances at December 31, 1994.................     --         --      10,566,139      1,057   15,629,114   (5,404,864)  (240,950)
Private placements of common stock............     --         --      1,981,120         197    2,379,464      --         (44,057)
Issuance of common stock for exercise of
  options.....................................     --         --        914,861          92      633,521      --        (171,594)
Issuance of Series B Preferred Stock for
  acquisition of USC..........................    125,000  $ 575,280     --          --           --          --          --
Issuance of warrants for acquisition and
  financing of USC............................     --         --         --          --        2,213,000      --          --
Dividends on preferred stock..................     --         --         --          --           --          (91,667)    --
Accretion of discount on preferred stock......     --         --         --          --           --          (33,685)    --
Net loss for the year.........................     --         --         --          --           --       (6,465,963)    --
                                                ---------  ---------  ---------  -----------  ----------  -----------  ---------
Balances at December 31, 1995.................    125,000  $ 575,280  13,462,120  $   1,346   $20,855,099 $(11,996,179) $(456,601)
                                                ---------  ---------  ---------  -----------  ----------  -----------  ---------
                                                ---------  ---------  ---------  -----------  ----------  -----------  ---------


                                                  TOTAL
                                                ----------
Balances at December 31, 1992.................  $6,455,765
Private placements of common stock............   1,621,499
Issuance of common stock for exercise of
  options.....................................   1,093,967
Cancellation of shares held in escrow for:
Foreign trade license agreements..............    (250,000)
Coal methane gas leases agreement.............  (2,250,000)
Net loss for the year.........................  (1,075,608)
                                                ----------
Balances at December 31, 1993.................   5,595,623
Private placements of common stock............   1,885,348
Issuance of common stock for:
Exercise of options...........................   1,200,372
Acquisition of LDN............................   3,750,000
Net loss for the year.........................  (2,446,986)
                                                ----------
Balances at December 31, 1994.................   9,984,357
Private placements of common stock............   2,335,604
Issuance of common stock for exercise of
  options.....................................     462,019
Issuance of Series B Preferred Stock for
  acquisition of USC..........................     575,280
Issuance of warrants for acquisition and
  financing of USC............................   2,213,000
Dividends on preferred stock..................     (91,667)
Accretion of discount on preferred stock......     (33,685)
Net loss for the year.........................  (6,465,963)
                                                ----------
Balances at December 31, 1995.................  $8,978,945
                                                ----------
                                                ----------

  The accompanying notes are an integral part of these consolidated financial statements.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                            FOR THE YEARS ENDED DECEMBER 31,
                                                                       -------------------------------------------
                                                                           1995           1994           1993
                                                                       -------------  -------------  -------------
Cash flows from operating activities:
  Net loss...........................................................  $  (6,465,963) $  (2,446,986) $  (1,075,608)
  Adjustments to reconcile net loss to net cash used by operating activities:
    Loss from discontinued operations................................       --              477,916        106,204
    Provision for discontinued operations............................      4,530,742        150,000       --
    Depreciation and amortization....................................      1,287,225        413,317        142,796
    Provision for losses on accounts receivable......................        455,793        318,583         61,552
    Litigation settlement............................................       --             --             (100,417)
    Cash used for discontinued SATC business.........................       (263,320)      (441,864)      (113,319)
    Other............................................................        (44,587)        15,280         28,494
    (Increase) decrease, net of effect of acquisition:
      Accounts and notes receivable..................................       (862,288)      (150,480)      (510,206)
      Prepaid expenses and other.....................................        394,822        (63,759)       (62,468)
      Other assets...................................................        320,990        (16,581)       (53,434)
    Increase (decrease), net of effect of acquisition:
      Accounts payable and accrued expense...........................       (577,900)      (544,907)       507,103
                                                                       -------------  -------------  -------------
  Net cash used in operating activities..............................     (1,224,486)    (2,289,481)    (1,069,303)
                                                                       -------------  -------------  -------------
Cash flows from investing activities:
  Additions to property and equipment................................       (193,276)      (208,317)      (101,396)
  Purchase of USC, net of cash acquired..............................     (6,974,685)      --             --
  Purchase of LDN, net of cash acquired..............................       --           (1,330,397)      --
  Cash used for discontinued SATC business...........................        (34,481)      (195,393)      (286,127)
  Sale of assets.....................................................         60,622       --             --
  Other..............................................................       --               (9,451)        14,180
                                                                       -------------  -------------  -------------
Net cash used in investing activities................................     (7,141,820)    (1,743,558)      (373,343)
                                                                       -------------  -------------  -------------
Cash flows from financing activities:
  Borrowings.........................................................      7,450,000        120,000       --
  Principal payments on obligations..................................     (1,971,510)       (39,642)      (100,000)
  Proceeds from private placements of common stock...................      2,073,104      1,885,348      1,621,499
  Proceeds from exercise of options..................................        307,019      1,200,372      1,093,967
  Proceeds from Series A Preferred Stock.............................      1,000,000       --             --
                                                                       -------------  -------------  -------------
Net cash provided by financing activities............................      8,858,613      3,166,078      2,615,466
                                                                       -------------  -------------  -------------
Increase (decrease) in cash..........................................        492,307       (866,961)     1,172,820
Cash at beginning of year............................................        331,431      1,198,392         25,572
                                                                       -------------  -------------  -------------
Cash at end of year..................................................  $     823,738  $     331,431  $   1,198,392
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

  The accompanying notes are an integral part of these consolidated financial statements.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS AND ORGANIZATION

    SA Telecommunications, Inc. (STEL or the Company) is a full-service, switch-based global telecommunications carrier that provides intrastate, interstate and international service, as well as a variety of operator and other services. In 1995, the Company changed its name to SA Telecommunications, Inc. from SA Holdings, Inc. to better reflect the focus on its core telecommunications business.

    The Company conducts its domestic telecommunication operations through U.S. Communications, Inc. (USC) (acquired effective June 1, 1995--See Note 3) and Long Distance Network, Inc. (LDN) (acquired effective March 1, 1994--See Note
4). USC and LDN provide direct dial long distance services to small and medium-sized commercial customers and, to a lesser extent, residential customers. Additionally, operator services (telephone calling card, collect, third party billing, and credit card calls requiring operator assistance) are provided to hotels, motels, hospitals, universities, private pay telephone owners, and residences. Domestic telecommunications revenue comprised approximately 92%, 76% and 0% of consolidated revenues in 1995, 1994 and 1993, respectively.

    The Company conducts its international telecommunications operations mainly in Central and South America through North America Telecommunications Corporation (NATC). NATC is a private telecommunications carrier which provides various long distance telecommunications services to its foreign customers, including interchange services, operator services, international long distance, voice mail, conference calling, and facsimile distribution. Foreign revenues comprised approximately 8%, 22% and 98% of total consolidated revenues in 1995, 1994 and 1993, respectively. NATC conducts business under the product name of "GlobalCOM."

    Until September 1995, the Company participated in various joint ventures in the Baltic States and Commonwealth of Independent States (formerly the Soviet Union). At September 30, 1995, the Company terminated its participation in these joint ventures to focus on its telecommunications business. These operations had no significant impact on the consolidated balance sheets at December 31, 1995 and 1994 or the consolidated statements of operations for the three years ended December 31, 1995.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts have been reclassified for comparative purposes.

FINANCIAL INSTRUMENTS

    The fair market value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company believes that the fair values of financial instruments approximate their recorded values.

BUSINESS AND CREDIT CONCENTRATIONS

    In the normal course of business, the Company extends unsecured credit to its customers. All international telecommunications services are billed and principally paid in U.S. dollars. Management has provided an allowance for doubtful accounts to provide for amounts which may eventually become uncollectible and to provide for any disputed charges. Two domestic telecommunications customers

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) accounted for approximately 31% and 8%, respectively, of total consolidated revenues in 1994. No customers individually accounted for more than 10% of consolidated revenues in 1995 or 1993.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash on hand and investments with purchased original maturities of three months or less. The Company has approximately $365,547 of cash and cash equivalents in excess of FDIC insured limits at December 31, 1995. The Company has not experienced any losses on its cash and cash equivalents.

INVENTORY

    Inventory is valued at the lower of cost or market with the cost determined using the first-in, first-out method. Inventory consists of automatic dialers for installation in customers' telephone equipment at December 31, 1995 and prepaid travel vouchers held for resale at December 31, 1994.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation for financial statement purposes is provided by the straight-line method over the estimated useful lives of the depreciable assets. Maintenance and repairs are expensed as incurred while replacements and betterments are capitalized.

GOODWILL AND RELATED INTANGIBLES

    Goodwill and related intangibles reflect the acquired cost of goodwill, customer lists, noncompete agreements, and related items. These intangibles are amortized by the straight-line method over their estimated useful lives. It is the Company's policy to periodically review the net realizable value of its intangible assets through an assessment of the estimated future cash flows related to such assets. The specific business to which these intangible assets relate is reviewed to determine whether future cash flows, over the remaining estimated life of the asset, provide for recovery of the assets. In the event that total assets (including property and equipment) are found to be stated at amounts in excess of estimated future cash flows, the assets are adjusted for impairment to a level commensurate with a discounted cash flow analysis of the underlying assets.

REVENUE RECOGNITION

    The Company recognizes revenue as services are performed based on customer usage, net of an estimate for uncollectible revenue. The Company sells its services to its customers primarily on a measured time basis.

ACCOUNTING FOR STOCK-BASED COMPENSATION

    In October 1995, Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS 123), was issued. This statement requires the fair value of stock options and other stock-based compensation issued to employees to either be included as compensation expense in the income statement, or the pro forma effect on net income and earnings per share of such compensation expense to be disclosed in the footnotes to the Company's financial statements commencing with the Company's 1996 fiscal year. This Company expects to adopt SFAS 123 on a disclosure basis only. As such,

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) implementation of SFAS 123 is not expected to impact the Company's consolidated balance sheet or statement of operations.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

LOSS PER SHARE

    Loss per share is computed by dividing the net loss by the weighted average number of shares of common stock outstanding during the periods. The effect of outstanding options and warrants on the computation of net loss per share is antidilutive and, therefore, is not included in the computation for the years ended December 31, 1995, 1994 and 1993.

FEDERAL INCOME TAXES

    Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). Deferred income taxes are calculated utilizing an asset and liability approach whereby deferred taxes are provided for tax effects of basis differences for assets and liabilities arising from differing treatments for financial and income tax reporting purposes. Valuation allowances against deferred tax assets are provided where appropriate. There was no impact on the consolidated financial statements upon adoption of SFAS 109.

STATEMENT OF CASH FLOWS

    Cash paid for interest for the years ended December 31, 1995, 1994 and 1993 was $374,249, $21,896 and $13,463, respectively.

3. ACQUISITION OF U.S. COMMUNICATIONS, INC.

    Effective June 1, 1995, the Company acquired all of the outstanding common stock of U.S. Communications, Inc. (USC), a domestic interexchange long distance carrier located in Levelland, Texas. The stated purchase price of $12 million for the USC common stock and the covenants not to compete were paid (i) $6.5 million in cash, (ii) $2.75 million in notes bearing 11% interest per annum,
(iii) $1.5 million in a separate group of notes also bearing 11% interest per annum, (iv) 125,000 shares of Series B Preferred Stock of the Company, and (v) common stock purchase warrants exercisable into 1,050,000 shares of stock at $1.25 per common share. The parties placed $300,000 of the cash portion of the purchase price into escrow at a bank in order to satisfy claims of the Company of any breach or nonperformance of representations, warrants, covenants or other obligations of the sellers. Additionally, the Company has the right to offset the amounts payable under the $1.5 million notes for any event for which the Company is entitled to indemnification. The Company has recorded the Series B Preferred Stock and common stock purchase warrants at their respective fair values as of the date of issuance.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

3. ACQUISITION OF U.S. COMMUNICATIONS, INC. (CONTINUED)
    In order to fund the cash portion of the purchase price, the Company borrowed an aggregate of $7.0 million from Norwest Bank Minnesota, N.A. and privately placed 166,667 shares of its Series A Preferred Stock along with a common stock purchase warrant exercisable into 500,000 shares of stock at $1.125 per share with Jesup & Lamont Capital Markets, Inc. for $1.5 million. The Company has recorded the Series A Preferred Stock and common stock purchase warrants at their respective fair values as of the date of issuance.

    The acquisition was accounted for as a purchase whereby the excess purchase price over the net assets acquired has been recorded based upon the fair values of assets acquired and liabilities assumed. The initial purchase price allocations are based on current estimates and may change based on final determination of fair value. As a result, the final purchase price allocations may differ from the presented estimates.

    The Company's consolidated statements of operations include the results of operations of USC since June 1, 1995. The Company will also include USC in its 1995 consolidated federal income tax return for the period it was owned in 1995 for tax purposes.

    A summary of the USC excess of cost for financial reporting purposes over net assets acquired is as follows:

                                                                        DECEMBER 31,
                                                                            1995          LIFE
                                                                        -------------      ---
Goodwill..............................................................  $   9,325,892          25
Covenants not to compete..............................................      2,400,000           5
Customer acquisition costs............................................      1,036,946          10
                                                                        -------------
                                                                           12,762,838
Accumulated amortization..............................................       (558,104)
                                                                        -------------
                                                                        $  12,204,734
                                                                        -------------
                                                                        -------------

    The following unaudited pro forma combined results of operations for the Company assume that the acquisition of USC was completed at the beginning of 1994. These pro forma amounts represent the historical operating results of USC combined with those of the Company with appropriate adjustments which give effect to interest expense, amortization and utilization of consolidated net operating loss carryforwards. These pro forma amounts are not necessarily indicative of consolidated operating results which would have occurred had USC been included in the operations of the Company during the periods presented, or which may result in the future, because these amounts do not reflect full transmission and switched service cost optimization, and the synergistic effect on operating, selling, general and administrative expenses.

                                                                     FOR THE YEARS ENDED
                                                                         DECEMBER 31,
                                                                 ----------------------------
                                                                     1995           1994
                                                                 -------------  -------------
Revenues.......................................................  $  28,694,683  $  26,173,431
Net loss.......................................................     (7,083,441)    (3,864,545)
Net loss per share outstanding.................................          (0.61)         (0.42)

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

4. ACQUISITION OF LONG DISTANCE NETWORK, INC.

    Effective March 1, 1994, the Company acquired all of the outstanding common stock of Long Distance Network, Inc. (LDN), a domestic interexchange long distance carrier located in Dallas, Texas. The acquisition was accomplished through the payment of $1,354,660 in cash and the issuance of 1,302,086 shares of unregistered, restricted common stock of the Company to the shareholders of LDN. The Company utilized working capital and funds generated from private placements of unregistered, restricted common stock to complete the cash portion of the transaction. Of the total 1,302,086 shares of unregistered, restricted common stock issued, 1,041,666 shares related to the acquisition of LDN stock and 260,420 shares related to "Covenants Not to Compete."

    The acquisition was accounted for as a purchase whereby the excess purchase price over the net assets acquired has been recorded based upon the fair values of assets acquired and liabilities assumed. The fair value of the stock issued in connection with the acquisition was estimated to be approximately $3,750,000, which reflects a discount of approximately 25% from the market price of the Company's publicly traded stock and, in management's view, is reasonable given its restricted nature.

    The Company's consolidated statements of operations include the results of operations of LDN since March 1, 1994.

    A summary of the LDN excess of cost over net assets acquired is as follows:

                                                                               DECEMBER 31,
                                                                  --------------------------------------
                                                                      1995          1994         LIFE
                                                                  ------------  ------------  ----------
Goodwill........................................................  $  3,983,080  $  3,983,080    25 Years
Covenants not to compete........................................       750,000       750,000    10 Years
Customer acquisition costs......................................       442,563       442,563    10 Years
                                                                  ------------  ------------
                                                                     5,175,643     5,175,643
Accumulated amortization........................................      (510,729)     (232,149)
                                                                  ------------  ------------
                                                                  $  4,664,914  $  4,943,494
                                                                  ------------  ------------
                                                                  ------------  ------------

    The following unaudited pro forma combined results of operations for the Company assume that the acquisition of LDN was completed at the beginning of 1993. These pro forma amounts represent the historical operating results of LDN combined with those of the Company with appropriate adjustments which give effect to amortization and shares of common stock issued. These pro forma amounts are not necessarily indicative of consolidated operating results which would have occurred had LDN been included in the operations of the Company during the periods presented, or which may result in the future, because these amounts do not reflect full transmission and switched service cost optimization, and the synergistic effect on operating, selling, general and administrative expenses.

                                                                     FOR THE YEARS ENDED
                                                                         DECEMBER 31,
                                                                 ----------------------------
                                                                     1994           1993
                                                                 -------------  -------------
Revenues.......................................................  $  11,136,615  $  11,097,986
Net loss.......................................................     (2,474,726)    (1,346,915)
Net loss per share outstanding.................................          (0.26)         (0.17)

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

5. DISCONTINUED OPERATIONS

    On December 28, 1994, the Company's board of directors approved a spinoff of the Company's title plant services subsidiary, Strategic Abstract and Title Corporation (SATC), in the form of a stock dividend to shareholders. During 1995, SATC filed a Form 10-SB registration statement with the Securities and Exchange Commission to become a publicly traded company prior to the distribution to shareholders. Subsequent to this filing, a decision was made to cancel the spinoff and sell 100% of the stock of the subsidiary, due in large part to the SATC president's death in September 1995. As a result, an additional $475,000 reserve was established for SATC losses until the expected date of disposal.

    On February 29, 1996, SATC was sold to a key member of SATC management for a $500,000 note, payable over ten years, bearing interest at 7% per annum. At December 31, 1995, the Company recorded an impairment loss of $4,055,742, including a reserve against the note, to reflect the net realizable value of SATC. Included among the SATC total assets are other assets, primarily trade credits with a book value of $362,000, of which the Company retained a minority portion at a de minimus value.

    Revenues for SATC for the years ended December 31, 1995, 1994 and 1993 were $354,892, $142,212 and $315,078, respectively.

6. PROPERTY AND EQUIPMENT

    Property and equipment consists of:

                                                                             DECEMBER 31,
                                                                ---------------------------------------
                                                                    1995         1994         LIFE
                                                                ------------  ----------  -------------
Land..........................................................  $     49,000  $   34,000
Buildings.....................................................       605,826     136,596    30-40 Years
Switching equipment...........................................     2,244,450     470,893      3-5 Years
Software......................................................        30,505      37,584        5 Years
Office equipment..............................................       779,116     230,039        5 Years
Furniture and fixtures........................................       202,755      69,910      5-7 Years
                                                                ------------  ----------
                                                                $  3,911,652  $  979,022
                                                                ------------  ----------
                                                                ------------  ----------

    Switching equipment totaling $500,701 and $470,893 was acquired under capital leases in 1995 and 1994, respectively. The Company has the option to purchase the switching equipment upon the expiration of the lease. Total depreciation expense, including amortization of equipment under capital leases, charged to operations for the years ended December 31, 1995, 1994 and 1993 was $449,402, $158,612 and $122,082, respectively.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

7. SHORT-TERM NOTES PAYABLE

    Short-term notes payable consists of:

                                                                             DECEMBER 31,
                                                                        ----------------------
                                                                           1995        1994
                                                                        ----------  ----------
Convertible, subordinated debentures with interest at 8% due in June
  1996................................................................  $  450,000  $   --
Note payable to an officer and director with interest at 12% due in
  June 1996...........................................................      25,610      30,610
Note payable to a financing institution...............................      --          99,000
                                                                        ----------  ----------
                                                                        $  475,610  $  129,610
                                                                        ----------  ----------
                                                                        ----------  ----------

    On February 9, 1996, the convertible, subordinated debentures were converted into 267,856 shares of the Company's common stock.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

8. LONG-TERM OBLIGATIONS

    Long-term obligations consists of:

                                                                                               DECEMBER 31,
                                                                                         -------------------------
                                                                                             1995          1994
                                                                                         -------------  ----------
Senior note payable to a bank..........................................................  $   6,850,000  $   --

Subordinated notes payable to former USC shareholders due on October 1, 1996 with
  interest payable quarterly at 11% per annum..........................................      1,650,000      --

Subordinated notes payable to former USC shareholders with $308,500 due on March 8,
  1996, $441,500 due on April 15, 1996 and $750,000 due on July 31, 1996 plus interest
  at 11% per annum.....................................................................      1,500,000      --

Notes payable to former USC shareholders due in monthly installments of $2,319
  including interest at 8.5% with the balances due in 1996 and 1997....................         32,638      --

Note payable to a trust (collateralized by land and building) due in monthly
  installments of $1,586 including interest at 10% with the balance due in 2004........        107,994     115,796

Note payable to a bank (collateralized by land, building and equipment) due in monthly
  installments of $8,338 including interest at 9.75% with the balance due in 1998......        181,232      --

Note payable to a finance company (unsecured) due in monthly installments of $752,
  including interest at 7.5% with the balance due in 2000..............................         33,019      --

Note payable to a bank (collateralized by equipment) due in monthly installments of
  $2,170 including interest at 9.75% with the balance due in 1996......................         15,904      --

Capital lease obligations..............................................................        823,099     404,845
                                                                                         -------------  ----------

                                                                                            11,193,886     520,641

Less current maturities:

  Long-term debt.......................................................................     (3,632,035)     (7,801)

  Capital lease obligations............................................................       (163,181)    (82,447)
                                                                                         -------------  ----------

Long-term portion......................................................................  $   7,398,670  $  430,393
                                                                                         -------------  ----------
                                                                                         -------------  ----------

    The Company obtained a $10 million senior credit facility from a bank to facilitate the acquisition of USC of which $6,850,000 was outstanding at December 31, 1995. Additional advances under the credit facility are dependent upon the Company meeting certain predetermined levels of operating cash flow. The borrowings are secured by principally all of the assets of the Company. Principal payments will be due in quarterly installments commencing on December 31, 1996 with the balance due on June 30, 2000.

    The borrowings bear interest at a floating rate of from 1% to 2% above the bank's prime rate (9.75% at December 31, 1995) depending on the ratio of senior debt to operating cash flow. At the Company's option, the interest rate may be fixed at a floating rate of from 3% to 4% above the London Interbank Offered Rate (LIBOR) which is also dependent on the ratio of senior debt to operating cash flow. Interest is payable quarterly.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

8. LONG-TERM OBLIGATIONS (CONTINUED)
    The credit facility agreement contains covenants which, among other restrictions, (i) limit the Company's ability to incur indebtedness, merge, consolidate and acquire or sell assets; (ii) require the Company to satisfy certain ratios related to operating cash flow and senior debt service coverage; and (iii) limit the payment of interest and principal on subordinated debt.

    At September 30, and December 31, 1995, the Company was not in compliance with the senior leverage ratio and operating cash flow maintenance requirements contained in the senior credit agreement. On November 10, 1995 and March 13, 1996, respectively, the Company entered into amendments with the bank to waive these events of default and reset the ratio and maintenance requirements for periods subsequent to the default after the actual USC results of operations were determined. The Company expects to be in compliance with the covenant requirements at all future measurement dates. Under these amendments, the Company was required to pay one-time waiver fees to the bank of $35,000 and to pay down the principal by $150,000.

    On March 8, 1996, the Company entered into an agreement with the former USC shareholders to purchase debt and equity securities of the Company issued to the USC shareholders in connection with the acquisition of USC for a $3,085,000 purchase price. The securities to be purchased by the Company consist of promissory notes of the Company in an aggregate principal amount of $3,150,000, 125,000 shares of the Company's Series B Cumulative Convertible Preferred Stock and warrants exercisable into 1,050,000 shares of the Company's Common Stock.

    The closing of the agreement is subject to, among other things, the completion of financing by the Company.

9. CAPITAL STOCK

    At December 31, 1995, the Chairman and Chief Executive Officer of the Company voted an aggregate 1,703,781 shares of common stock (13% of voting control) pursuant to various voting trust agreements. The agreements were established in conjunction with the LDN acquisition, private placements and other operating activities of the Company where terms of the transactions included securities of the Company.

    Each share of Series A Cumulative Convertible Preferred Stock entitles its holder to receive an annual dividend of $.72 per share, payable at the option of the Company in either cash or shares of Series A Preferred Stock; to convert it into eight shares of Common Stock as adjusted in the event of future dilution from stock dividends and recapitalizations; to receive up to $9.00 per share plus accrued and unpaid dividends in the event of involuntary or voluntary liquidation; and, subject to certain conditions in loan agreements, may be redeemed at the option of the Company on or after July 31, 1997, but must be mandatorily redeemed no later than July 31, 2000, at a price of $9.00 per share plus accrued and unpaid dividends. Due to the mandatory redemption requirements, the Series A Preferred Stock was recorded at its fair value at the date of issuance, with increases to its carrying value via periodic accretions up to the mandatory redemption date.

    Each share of Series B Cumulative Convertible Preferred Stock entitles its holder to receive an annual dividend of $.80 per share payable at the option of the Company in either cash or shares of Series B Preferred Stock; to convert it into eight shares of Common Stock, as adjusted in the event of future dilution from stock dividends and recapitalizations; to receive up to $10.00 per share plus accrued and unpaid dividends in the event of involuntary or voluntary liquidation; and, subject to certain conditions in loan agreements, may be redeemed at the option of the Company on or after July 31, 1997 at a price of

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

9. CAPITAL STOCK (CONTINUED)
$10.00 per share plus accrued and unpaid dividends. The Series B Preferred Stock was recorded at its fair value at the date of issuance. Present holders of the Series B Cumulative Convertible Preferred Stock have waived their conversion rights.

    In September 1995, the Company sold 1,100,000 shares of unregistered, restricted Common Stock in a private placement transaction ($1,374,890). In conjunction with this transaction, the purchasers received common stock purchase warrants exercisable into an aggregate of 1,100,000 shares of stock at $1.25 per share.

    In 1991, the Company acquired approximately 24,110 net acres of coal methane gas leases located in Johnson and Campbell Counties, Wyoming. The Company issued 450,000 shares of unregistered, restricted common stock as consideration for the purchase, valued at $2,250,000. Effective December 31, 1993, all parties mutually agreed that it would be in their best interests to dissolve this agreement and did so accordingly. The Company recorded the dissolution by removing the properties from its books and canceling the 450,000 shares of common stock. This dissolution resulted in the reduction of total assets by $2,250,000, shareholders' equity by $2,250,000, and common shares outstanding by 450,000 shares. There was no impact on the Company's consolidated results of operations.

    In 1993, the Company canceled its agreement to acquire certain foreign trade license agreements because of defaults by the seller. In connection with this cancellation, the Company canceled a $25,000 note payable and 567,260 shares of the Company's common stock held in escrow at a value of $250,000, with a corresponding $275,000 reduction of license agreements. There was no impact on the Company's consolidated results of operations.

10. STOCK OPTIONS

    The Company has several stock option plans under which options to acquire up to 8,000,000 shares may be granted to directors, officers and employees of the Company. The options are nontransferable and forfeitable if the holder resigns or leaves the Company for any reason. After a six-month waiting period from the date of grant, the shares acquired upon exercise may only be sold over periods of from eighteen to thirty months. An aggregate of 4,571,750 options had been granted under these plans as of December 31, 1995.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

10. STOCK OPTIONS (CONTINUED)
    Additional information regarding options granted and outstanding is summarized below:

                                                                   NUMBER OF
                                                                    OPTIONS    EXERCISE PRICE
                                                                  -----------  --------------
Outstanding at December 31, 1992................................    2,131,200  $ 0.58 - $2.53
  Granted.......................................................    2,170,847  $ 0.43 - $0.80
  Exercised.....................................................   (1,511,236) $ 0.43 - $2.53
  Canceled/Expired..............................................     (448,500) $ 0.43 - $2.53
                                                                  -----------

Outstanding at December 31, 1993................................    2,342,311  $ 0.43 - $2.53
  Granted.......................................................    1,089,500  $ 2.63 - $3.56
  Exercised.....................................................   (1,057,075) $ 0.43 - $2.53
  Canceled/Expired..............................................     (259,936) $ 0.43 - $2.53
                                                                  -----------

Outstanding at December 31, 1994................................    2,114,800  $ 0.43 - $3.56
  Granted.......................................................      994,250  $ 1.75 - $1.88
  Exercised.....................................................     (914,861) $ 0.43 - $1.25
  Canceled/Expired..............................................      (70,719) $ 0.43 - $3.56
                                                                  -----------

Outstanding at December 31, 1995................................    2,123,470  $ 0.43 - $3.56
                                                                  -----------
                                                                  -----------

    All of the options outstanding at December 31, 1995 were exercisable at prices ranging from $0.43 to $3.56. All stock options were granted at exercise prices not less than the fair market value of the underlying stock on the date of grant.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

11. FEDERAL INCOME TAXES

    The components of the net deferred tax asset were as follows:

                                                             DECEMBER 31,
                                                    ------------------------------
                                                         1995            1994
                                                    --------------  --------------
Deferred tax assets:
  Trade credits...................................  $     --        $      192,613
  Allowance for doubtful accounts.................         126,210          77,246
  Other reserves..................................         123,931        --
  Amortization on excess of cost over net assets
    acquired......................................         100,541        --
  Net operating loss carryforwards................       3,047,698       1,297,033
                                                    --------------  --------------
    Gross deferred tax asset......................       3,398,380       1,566,892
Deferred tax liabilities:
  Depreciation on other assets....................          40,235          44,345
  Other deferred costs............................           9,958          54,762
                                                    --------------  --------------
    Gross deferred tax liabilities................          50,193          99,107
                                                    --------------  --------------
                                                         3,348,187       1,467,785
Valuation allowance...............................      (3,348,187)     (1,467,785)
                                                    --------------  --------------
Net deferred tax asset............................  $     --        $     --
                                                    --------------  --------------
                                                    --------------  --------------

    The following is a reconciliation of the provision for income taxes at the U.S. federal income tax rate to the income taxes reflected in the consolidated statements of operations:

                                                           FOR THE YEARS ENDED DECEMBER 31,
                                                         -------------------------------------
                                                            1995         1994         1993
                                                         -----------  -----------  -----------
Income tax benefit at Federal statutory rate...........  $  (657,975) $  (618,484) $  (329,597)
Net operating losses not benefited.....................      657,975      611,117      328,084
Other..................................................      --             7,367        1,513
                                                         -----------  -----------  -----------
Income tax benefit provided............................  $   --       $   --       $   --
                                                         -----------  -----------  -----------
                                                         -----------  -----------  -----------

    At December 31, 1995, the Company had net operating loss carryforwards aggregating approximately $8,963,815 which expire in various years between 2003 and 2010. If certain changes in the Company's ownership should occur as defined by Internal Revenue Code Section 382, there would be an annual limitation on the amount of tax carryforwards which can be utilized.

12. EMPLOYMENT CONTRACTS

    Effective March 24, 1995, the Company entered into a new Employment Agreement with the Chairman of the Board and Chief Executive Officer, Mr. Jack
W. Matz, Jr. In connection with this agreement, the parties agreed to terminate Mr. Matz's previous Employment Agreement dated November 1, 1992. The current Employment Agreement with Mr. Matz covers a period of five years at an annual salary of $150,000 and contains a bonus schedule ranging from 1% to 8% of audited consolidated net income on an annual basis. In addition to the salary and cash bonuses, Mr. Matz can earn an aggregate of 60,000 shares of unregistered, restricted common stock for meeting certain earnings per share goals. As a

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

12. EMPLOYMENT CONTRACTS (CONTINUED)
condition for Mr Matz's agreement to release any and all claims under his previous Employment Agreement, Mr. Matz received an option to acquire up to 1,000,000 shares of unregistered, restricted common stock at an exercise price of $1.25 per share (fair value of the underlying stock at the date of grant). This stock option is exercisable for up to five years and vests 200,000 shares upon execution of the agreement and 160,000 shares annually over five years. However, if Mr. Matz is terminated prior to the option fully vesting, the number of shares exercisable will be the greater of 500,000 shares plus all vested but unexercised options then outstanding.

13. LEASES

    The Company leases certain office facilities and equipment under capital leases and noncancellable operating leases expiring through 2000. Minimum annual rentals under these leases are as follows:

YEARS ENDING                                                          CAPITAL      OPERATING
DECEMBER 31,                                                           LEASES        LEASES
------------------------------------------------------------------  ------------  ------------
1996..............................................................  $    248,397  $    411,007
1997..............................................................       248,397       382,872
1998..............................................................       248,397       310,330
1999..............................................................       172,917       282,160
2000..............................................................       135,177       279,964
                                                                    ------------  ------------
Total minimum lease payments......................................     1,053,285  $  1,666,333
                                                                                  ------------
                                                                                  ------------
Amounts representing interest.....................................       230,182
                                                                    ------------
Present value of net minimum lease payments.......................  $    823,103
                                                                    ------------
                                                                    ------------

    The total rent expense incurred during the years ended December 31, 1995, 1994 and 1993 was $319,758, $165,429 and $78,261, respectively.

14. RELATED PARTY TRANSACTIONS

    During 1993, five members of the board of directors individually made loans to the Company in amounts ranging from $25,000 to $72,000. All loans were repaid during the year ended December 31, 1993, including accrued interest at 12% per annum. As an inducement for making the loans, each director was granted an option at $.75 per share (fair market value of the underlying stock at date of grant) and a warrant at $.94 per share to purchase one share of the Company's unregistered, restricted common stock, for each $.75 of principal loaned to the Company, representing an aggregate of 552,030 shares. The options expire on April 1, 1998 and the warrants expire on April 1, 2003. No options or warrants were exercised during 1995, 1994 or 1993.

    In 1995, six members of the board of directors made loans to the Company aggregating $293,610 with interest at 12% per annum. All loans were repaid during the year with the exception of $25,610 outstanding at December 31, 1995. In connection with such loans, four directors accepted options to purchase 54,287 shares of the Company's unregistered, restricted common stock, all exercisable between June 17, 1995 and December 17, 1995 at $1.75 per share. All of such options expired unexercised.

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

14. RELATED PARTY TRANSACTIONS (CONTINUED)
    A $195,904 note receivable due from an officer and director bearing interest at 10% and due in April 1996 is reflected on the consolidated balance sheet in other notes receivable at December 31, 1995 and in employee note receivable at December 31, 1994.

15. COMMITMENTS AND CONTINGENCIES

    The Company is involved in various claims and legal actions arising in the ordinary course of business. Management believes it is unlikely that the final outcome of any of the claims or proceedings to which the Company is a party would have a materially adverse effect on the Company's financial position or results of operations.

16. BENEFIT PLAN

    The Company has adopted the USC 401K Retirement Plan (the Plan) effective January 1, 1996. Employees may elect to reduce their compensation and contribute to the Plan provided they are a full-time employee having worked more than 1,000 hours in a six-month period and have attained the age of twenty. Each employee may defer up to 10% of their salary not to exceed the limit allowable by law in any one year. Vesting is 20% per year of employment and the employee must be employed at December 31 to receive that year's vesting. The Company may, at its option, make discretionary matching contributions not to exceed a maximum of 5%. No Company contributions were made during 1995. Distributions from the Plan are not permitted before the age of 59 1/2 except in the event of death, disability, termination of employment or reason of proven financial hardship.

17. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                           FOR THE QUARTERS ENDED
                                                           -------------------------------------------------------
                                                                   MARCH 31,                    JUNE 30,
                                                           --------------------------  ---------------------------
                                                               1995          1994          1995           1994
                                                           ------------  ------------  -------------  ------------
Revenues.................................................  $  2,309,227  $  1,464,662  $   4,004,348  $  2,862,105
Loss from continuing operations..........................      (241,562)     (249,066)      (545,418)     (406,578)
Loss from discontinued operations........................       --           (114,355)      (250,000)     (108,766)
Net loss.................................................      (241,562)     (363,421)      (795,418)     (515,344)
Loss per share...........................................         (0.02)        (0.05)         (0.07)        (0.05)


                                                                           FOR THE QUARTERS ENDED
                                                           -------------------------------------------------------
                                                                 SEPTEMBER 30,                DECEMBER 31,
                                                           --------------------------  ---------------------------
                                                               1995          1994          1995           1994
                                                           ------------  ------------  -------------  ------------
Revenues.................................................  $  7,459,367  $  2,769,182  $   6,975,079  $  2,659,394
Loss from continuing operations..........................      (950,965)     (759,457)      (197,275)     (403,969)
Loss from discontinued operations........................      (225,000)     (106,371)    (4,055,742)     (298,421)
Net loss.................................................    (1,175,965)     (865,828)    (4,253,017)     (702,393)
Loss per share...........................................         (0.10)        (0.09)         (0.36)        (0.08)

                  SA TELECOMMUNICATIONS, INC. AND SUBSIDIARIES

                 CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

                                  (UNAUDITED)

                          YEAR ENDED DECEMBER 31, 1995

    The unaudited consolidated pro forma statement of operations for the year ended December 31, 1995, includes the historical results of operations of the Company and USC as if the acquisition had been effected on January 1, 1995. The Company acquired all of the outstanding common stock of USC effective June 1, 1995 and certain covenants not to compete for a stated purchase price of $12 million paid (i) $6.5 million in cash, (ii) $2.75 million in notes bearing 11% interest per annum, (iii) $1.5 million in a separate group of notes also bearing 11% interest per annum, (iv) 125,000 shares of Series B Preferred Stock of the Company, and (v) common stock purchase warrants exercisable into 1,050,000 shares of stock at $1.25 per common share. The statement is not necessarily indicative of the results that would have been achieved had the transaction been consummated as of the date indicated or which may be achieved in the future.

                                     SA TELECOMMUNICATIONS,
                                              INC.             U.S. COMMUNICATIONS,               PRO FORMA
                                        AND SUBSIDIARIES               INC.          ADJUSTMENTS   COMBINED
                                   --------------------------  --------------------  -----------  ----------

Telecommunications Revenues......         $ 20,748,021              $7,946,662                    $28,694,683
Cost of Revenue..................           14,116,113               4,637,548                    18,753,661
                                          ------------             -----------                    ----------
Gross Profit.....................            6,631,908               3,309,114                     9,941,022
                                          ------------             -----------                    ----------
Operating Expenses
  General and Administrative.....            6,478,394               2,875,247                     9,353,641
  Depreciation and
    Amortization.................            1,287,225                 151,210        $ 398,645(A)  1,837,080
  Nonrecurring Russian Venture
    Charges......................              143,399                                               143,399
                                          ------------             -----------       -----------  ----------
  Total Operating Expenses.......            7,909,018               3,026,457          398,645   11,334,120
                                          ------------             -----------       -----------  ----------
Income (Loss) From Continuing
  Operations Before Other Income
  (Expense)......................           (1,277,110)                282,657         (398,645)  (1,393,098)
Other Income (Expense):
  Interest Expense...............             (682,796)                (36,280)        (465,210)(B) (1,184,286)
  Other, Net.....................               24,685                 (98,600)          98,600(C)     24,685
                                          ------------             -----------       -----------  ----------
Total Other Income (Expense).....             (658,111)               (134,880)        (366,610)  (1,159,601)
                                          ------------             -----------       -----------  ----------
Income (Loss) from Continuing
  Operations.....................           (1,935,221)                147,777         (765,255)  (2,552,699)
Preferred Dividend Requirements,
  Including Accretion............             (125,352)                                (175,493)(D)   (300,845)
                                          ------------             -----------       -----------  ----------
Pro Forma Income (Loss) From
  Continuing Operations
  Applicable to Common
  Shareholders...................         $ (2,060,573)             $  147,777        $(940,748)  $(2,853,544)
                                          ------------             -----------       -----------  ----------
                                          ------------             -----------       -----------  ----------
Pro Forma Loss From Continuing
  Operations Per Share...........         $      (0.17)                                           $    (0.22)
                                          ------------                                            ----------
                                          ------------                                            ----------
Pro Forma Loss From Continuing
  Operations Applicable to Common
  Shareholders Per Share.........         $      (0.18)                                           $    (0.25)
                                          ------------                                            ----------
                                          ------------                                            ----------
Weighted Average Number of Common
  Shares Outstanding.............           11,639,186                                            11,639,186
                                          ------------                                            ----------
                                          ------------                                            ----------

            NOTES TO CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS

    The following describes the assumptions used in determining the pro forma adjustments necessary to give effect on a pro forma basis to the transaction described above:

(A) Adjustment to amortization of intangible assets arising from the USC acquisition based on a useful life of 25 years.

(B) Interest expense related to $11,250,000 of obligations incurred in connection with the acquisition with imputed interest at 9.9%.

(C) Adjustment from utilization of parent company losses to offset federal income taxes.

(D) Preferred dividends related to preferred stock issued in connection with the acquisition with a total face amount of $2,750,000 and a dividend rate of 8%, plus a portion of the accretion of the Series A preferred stock from its fair value at issuance.

                       REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors
U. S. Communications, Inc.

    We have audited the accompanying balance sheets of U.S. Communications, Inc., DBA: NTS Communications Western Division, as of December 31, 1994 and 1993 and the related statements of operations, changes in retained earnings and cash flows for the years then ended. These financial statements are the responsibility of U.S. Communications, Inc., DBA: NTS Communications Western Division. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    As described in Note 14 to these financial statements, the Company changed its method of accounting for income taxes in 1993 as required by the provisions of Statement of Financial Accounting Standards No. 109.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U. S. Communications, Inc.,
DBA: NTS Communications Western Division as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Respectfully submitted,

/s/  DUFF AND ANDERSON, P.C.

Duff and Anderson, P.C.
Certified Public Accountants
Levelland, TX 79336

April 21, 1995

                           U.S. COMMUNICATIONS, INC.

                    DBA: NTS COMMUNICATIONS WESTERN DIVISION

                                 BALANCE SHEETS

                           DECEMBER 31, 1994 AND 1993

                                                                                                       1994          1993
                                                                                                   ------------  ------------
                                                           ASSETS
Current Assets:
  Cash...........................................................................................  $  48,554.55  $ 392,143.52
  Certificates of Deposit (Note 7)...............................................................      1,185.72      1,160.89
  Accounts Receivable--Trade, net of allowance for doubtful accounts of $132,700.00 and
    $177,100.00, respectively....................................................................  2,273,923.58  1,663,506.23
  Accounts Receivable--Employees.................................................................      6,228.20        440.00
  Inventories....................................................................................    116,626.27     72,171.89
  Prepaid Expenses and Other.....................................................................     53,853.05     46,263.40
  Prepaid Income Taxes...........................................................................    128,150.00           .00
                                                                                                   ------------  ------------
    Total Current Assets.........................................................................  2,628,521.37  2,175,685.93
                                                                                                   ------------  ------------
                                                                                                   ------------  ------------
Property, Plant and Equipment: (Note 2)
  Land...........................................................................................     22,000.00     15,000.00
  Buildings......................................................................................    463,219.60    400,592.65
  Furniture and Equipment........................................................................  2,542,489.30  2,264,454.28
  Automobiles....................................................................................    229,110.06    308,697.20
                                                                                                   ------------  ------------
    Total Property, Plant and Equipment..........................................................  3,256,818.96  2,988,744.13
  Less: Accumulated Depreciation.................................................................  2,103,010.48  1,733,404.57
                                                                                                   ------------  ------------
    Net Property, Plant and Equipment............................................................  1,153,808.48  1,255,339.56
                                                                                                   ------------  ------------
Other Non-Current Asset:
  Cash Surrender Value of Life Insurance Policies (Note 9).......................................     18,448.39     16,639.58
                                                                                                   ------------  ------------
  TOTAL ASSETS...................................................................................  $3,800,778.24 $3,447,665.07
                                                                                                   ------------  ------------
                                                                                                   ------------  ------------
                                                         LIABILITIES
Current Liabilities:
  Accounts Payable...............................................................................  $1,008,025.72 $ 762,727.72
  Accrued Telecommunications Expense.............................................................    748,379.84    677,215.50
  Accrued Payroll and Related Expense (Note 6)...................................................    177,487.55    153,047.27
  Notes Payable (Note 3).........................................................................     69,395.34    331,823.66
  Notes Payable, Current Maturities of Long-Term Obligations (Note 3)............................    227,646.17    140,966.46
  State Sales Tax Payable........................................................................     64,465.44    156,419.11
  Federal Excise Tax Payable.....................................................................    119,276.60    100,110.78
  Income Tax Payable: Current....................................................................    245,000.00    136,416.00
                                                                                                   ------------  ------------
    Total Current Liabilities....................................................................  2,659,676.66  2,458,726.50
                                                                                                   ------------  ------------
Long-Term Liabilities:
  Deferred Income Tax Payable (Note 14)..........................................................     43,026.00     56,910.00
  Notes Payable, Less Current Maturities (Notes 3 & 4)...........................................    386,168.67    683,961.87
  Capital Lease Payable, Less Current Maturities (Note 12).......................................     39,149.05           .00
                                                                                                   ------------  ------------
    Total Long-Term Liabilities..................................................................    468,343.72    740,871.87
                                                                                                   ------------  ------------
      Total Liabilities..........................................................................  3,128,020.38  3,199,598.37
                                                                                                   ------------  ------------
                                                    STOCKHOLDERS' EQUITY
Contributed Capital:
  Common Stock, authorized 100,000 shares of $10 par value, 9,750 shares issued..................     97,500.00     97,500.00
                                                                                                   ------------  ------------
Retained Earnings................................................................................    590,257.86    165,566.70
                                                                                                   ------------  ------------
  Less: Treasury Common Stock, at cost 1,500 shares..............................................    (15,000.00)   (15,000.00)
                                                                                                   ------------  ------------
    Total Stockholders' Equity...................................................................    672,757.86    248,066.70
                                                                                                   ------------  ------------
      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.................................................  $3,800,778.24 $3,447,665.07
                                                                                                   ------------  ------------
                                                                                                   ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                           U.S. COMMUNICATIONS, INC.

                    DBA: NTS COMMUNICATIONS WESTERN DIVISION

                            STATEMENTS OF OPERATIONS

                   FOR YEARS ENDED DECEMBER 31, 1994 AND 1993

                                                                                     1994              1993
                                                                               ----------------  ----------------
Telecommunications Revenues..................................................  $  16,418,088.39  $  13,994,691.90
Cost of Revenues.............................................................      9,145,840.34      8,306,222.95
                                                                               ----------------  ----------------
Gross Profit.................................................................      7,272,248.05      5,688,468.95
                                                                               ----------------  ----------------
Operating Expenses:
  General and Administrative.................................................      6,184,013.36      5,032,065.15
  Depreciation...............................................................        429,432.27        469,182.67
                                                                               ----------------  ----------------
    Total Operating Expenses.................................................      6,613,445.63      5,501,247.82
                                                                               ----------------  ----------------
Income From Operations.......................................................        658,802.42        187,221.13
                                                                               ----------------  ----------------
Other Income (Expense):
  Interest Expense...........................................................       (100,454.25)      (160,300.22)
  Interest Income............................................................         99,207.40        148,302.32
  Gain (Loss) on Disposal of Fixed Assets....................................         (7,135.52)        56,065.61
  Miscellaneous..............................................................          5,271.11             60.00
                                                                               ----------------  ----------------
    Total Other Income (Expense).............................................         (3,111.26)        44,127.71
                                                                               ----------------  ----------------
Income Before Taxes..........................................................        655,691.16        231,348.84
Provision for Income Taxes (Note 14).........................................       (231,000.00)       (92,000.00)
                                                                               ----------------  ----------------
Income Before Cumulative Effect of Change in Accounting Principle............        424,691.16        139,348.84
Cumulative Effect of Accounting Change.......................................               .00       (103,000.00)
                                                                               ----------------  ----------------
    NET INCOME...............................................................  $     424,691.16  $      36,348.84
                                                                               ----------------  ----------------
                                                                               ----------------  ----------------
Earnings Per Common Share:
  Income Before Cumulative Effect of Accounting Change.......................  $          51.48  $          16.89
  Cumulative Effect of Change in Accounting Principle........................               .00            (12.48)
                                                                               ----------------  ----------------
  Net Income.................................................................  $          51.48  $           4.41
                                                                               ----------------  ----------------
                                                                               ----------------  ----------------
  Weighted Average Number of Common Shares Outstanding.......................             8,250             8,250
                                                                               ----------------  ----------------
                                                                               ----------------  ----------------

   The accompanying notes are an integral part of these financial statements.

                           U.S. COMMUNICATIONS, INC.

                    DBA: NTS COMMUNICATIONS WESTERN DIVISION

                   STATEMENTS OF CHANGES IN RETAINED EARNINGS

                   FOR YEARS ENDED DECEMBER 31, 1994 AND 1993

                                                                                         1994           1993
                                                                                     -------------  -------------
Retained Earnings at Beginning of Year.............................................  $  165,566.70  $  129,217.86
Net Income.........................................................................     424,691.16      36,348.84
                                                                                     -------------  -------------
Retained Earnings at End of Year...................................................  $  590,257.86  $  165,566.70
                                                                                     -------------  -------------
                                                                                     -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                           U.S. COMMUNICATIONS, INC.

                    DBA: NTS COMMUNICATIONS WESTERN DIVISION

                            STATEMENTS OF CASH FLOWS

                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

                                                                                         1994            1993
                                                                                    --------------  --------------
Cash Flow from Operating Activities:
  Net Income......................................................................  $   424,691.16  $    36,348.84
  Adjustments to Reconcile Net Income to Net Cash:
    (Increase) Decrease in Accounts Receivable....................................     (616,205.55)    (157,786.63)
    (Increase) Decrease in Inventories............................................      (44,454.38)     (10,247.33)
    (Increase) Decrease in Notes Receivable.......................................       13,390.55      213,999.11
    Depreciation..................................................................      429,432.27      469,182.67
    (Increase) Decrease in Prepaid Expenses.......................................     (149,130.20)      25,538.72
    Increase (Decrease) in Accounts Payable.......................................      289,510.57      (56,103.42)
    Increase (Decrease) in Accrued Telecommunication Expense......................       71,164.34      239,998.05
    Increase (Decrease) in Taxes Payable..........................................        2,139.86      125,089.14
    (Gain) Loss on Disposition of Assets..........................................        7,135.52      (56,065.61)
                                                                                    --------------  --------------
    Total Adjustments.............................................................        2,982.98      793,604.70
                                                                                    --------------  --------------
    Net Cash Flow from Operating Activities.......................................      427,674.14      829,953.54
                                                                                    --------------  --------------
Cash Flow from Investing Activities:
  Purchase of Equipment...........................................................     (408,730.27)    (270,731.20)
  Proceeds from Sale of Equipment.................................................       73,693.56       95,465.79
  Increase in Certificates of Deposit.............................................          (24.83)         (25.05)
  Cash Surrender Value of Life Insurance Policies.................................       (1,808.81)      (3,509.22)
                                                                                    --------------  --------------
    Net Cash Flow from Investing Activities.......................................     (336,870.35)    (178,799.68)
                                                                                    --------------  --------------
Cash Flow from Financing Activities:
  Payments on Notes Payable.......................................................     (262,429.12)    (171,024.04)
  Borrowings......................................................................      156,685.09      267,881.16
  Principal Payment on Long-Term Borrowings.......................................     (328,648.73)    (381,899.91)
                                                                                    --------------  --------------
    Net Cash Flow from Financing Activities.......................................     (434,392.76)    (285,042.79)
                                                                                    --------------  --------------
Net Increase (Decrease) in Cash...................................................     (343,588.97)     366,111.07
Cash at the Beginning of the Year.................................................      392,143.52       26,032.45
                                                                                    --------------  --------------
Cash at the End of the Year.......................................................  $    48,554.55  $   392,143.52
                                                                                    --------------  --------------
                                                                                    --------------  --------------
Supplemental Disclosures of Cash Flow Information:
    Cash paid during the year for:
      Income Taxes................................................................  $   254,566.00  $          .00
      Interest....................................................................      100,454.25      160,300.22

   The accompanying notes are an integral part of these financial statements.

                           U.S. COMMUNICATIONS, INC.

                    DBA: NTS COMMUNICATIONS WESTERN DIVISION

                       NOTES TO THE FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993

BACKGROUND:

    U.S. Communications, Inc. (the "Company") is a Texas corporation which was chartered May 7, 1985. Its purpose is to provide long distance telecommunication services to the southwestern region of the United States, with the primary emphasis on the West Texas area. At the present time the Company does business as NTS Communications Western Division and Southwest Long Distance Network, Inc. with offices in Levelland (home), Brownfield, Dallas, El Paso, Lamesa, Big Spring, Odessa and Snyder, Texas. Additional office locations include Oklahoma City, Oklahoma, Hobbs, Roswell, Las Cruces and Albuquerque, New Mexico, Fort Smith and Springdale, Arkansas, and Phoenix, Arizona.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

    The Company maintains cash and short term certificates of deposit. For financial reporting purposes any certificate of deposit with a maturity of more than ninety days is not considered a cash equivalent.

ACCOUNTS RECEIVABLE

    Accounts Receivable is stated based on billed and unbilled long distance services less the current month's discounts earned for early payment. Interest is assessed on past due amounts receivable and is recorded in the month earned. Allowances for doubtful accounts are provided at a rate of fifty percent of ninety day past due accounts.

INVENTORIES

    Inventories are stated at the lower of cost (determined on the last in, first out basis) or market.

PROPERTY, EQUIPMENT AND DEPRECIATION

    Property and equipment are recorded at acquisition cost. Depreciation of such property and equipment is based on a straight-line method over the estimated useful lives of the respective assets for financial reporting purposes and on methods acceptable and approved by the Internal Revenue Service for federal income tax reporting.

CASH SURRENDER OF LIFE INSURANCE POLICIES

    The Company has provided life insurance coverage on key management personnel within the organization. As time passes these policies accumulated cash value which can be applied to future premiums, loans or cashed. The Company holds a lien against such policies and records cash accumulations as a non-current asset redeemable at some point in the future.

ACCRUED EXPENSES

    Amounts shown as accrued telecommunications expense include accruals for line costs on long distance services which have been recognized as income and recorded in accounts receivable.

                           U.S. COMMUNICATIONS, INC.

                    DBA: NTS COMMUNICATIONS WESTERN DIVISION

                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    As addressed in Note 14, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109), effective January 1, 1993. The impact of adoption was not significant. Deferred income taxes are calculated using an asset and liability approach wherein deferred taxes are provided for basis differences for assets and liabilities arising from differing treatments for financial and income tax reporting.

NOTE 2. SUMMARY OF PROPERTY AND EQUIPMENT

                                                                  BALANCE          BALANCE
                                                                 12-31-94         12-31-93
                                                              ---------------  ---------------
CATEGORY
Land........................................................  $     22,000.00  $     15,000.00
Buildings...................................................       463,219.60       400,592.65
Furniture and Equip.........................................     2,542,489.30     2,264,454.28
Automobiles.................................................       229,110.06       308,697.20
                                                              ---------------  ---------------
                                                              $  3,256,818.96  $  2,988,744.13
                                                              ---------------  ---------------
                                                              ---------------  ---------------
ACCUMULATED DEPRECIATION


                                                                  BALANCE          BALANCE
                                                                 12-31-94         12-31-93
                                                              ---------------  ---------------
CATEGORY
Land........................................................  $           .00  $           .00
Buildings...................................................        47,909.34        33,020.16
Furniture and Equip.........................................     1,888,177.19     1,525,823.04
Automobiles.................................................       166,923.95       174,561.37
                                                              ---------------  ---------------
                                                              $  2,103,010.48  $  1,733,404.57
                                                              ---------------  ---------------
                                                              ---------------  ---------------

NOTE 3. NOTES PAYABLE

    The Company's debt consists of several short and long-term notes with various lenders. The notes were issued in connection with the purchase of equipment and automobiles, and for working capital purposes.

    Notes issued relating to equipment and automobiles are collateralized by such assets. The note issued for the building and additional equipment is secured by such assets. Furthermore, the building and equipment loan is personally guaranteed by the stockholders as required by the Small Business Administration.

    The largest of the equipment notes is secured by the equipment and the stockholders have assigned life insurance policies to the parties participating in the loan origination in accordance with loan requirements.

                           U.S. COMMUNICATIONS, INC.

                    DBA: NTS COMMUNICATIONS WESTERN DIVISION

                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

NOTE 3. NOTES PAYABLE (CONTINUED)
    All working capital notes are unsecured.

    Interest rates vary from a low of 5 percent to a high of 14.728 percent. The majority of notes contain clauses for a "variable" rate of interest which are adjusted periodically according to market rates.

    Long-term obligations at December 31, consist of:

                                                                               1994            1993
                                                                          --------------  --------------
Note payable to a bank (collateralized by land, building, and equipment)
  due in monthly installments of $8,338.00 including interest at 11%
  (Variable Rate) with the balance due in 1998..........................  $   250,003.70  $   322,631.87

Note payable to a bank (collateralized by land and building) due in monthly installments of $750.62 including interest at 11% (Variable
  Rate) with the balance due in 1999....................................       53,544.73             .00

Note payable to a bank (collateralized by equipment) due in monthly installments of $2,170.55 including interest at 11% (Variable Rate)
  with the balance due in 1996..........................................       36,926.06             .00

Note payable to a bank (collateralized by automobile) due in monthly installments of $706.16 including interest at 10.50% (Variable Rate)
  with the balance due in 1996..........................................       15,147.68       22,409.99

Note payable to a bank (collateralized by truck) due in monthly installments of $405.62 including interest at 10% (Variable Rate) with
  the balance due in 1996...............................................        5,482.65        9,971.68

Note payable to finance company (collateralized by equipment) due in monthly installments of $596.86 including interest at 14.728% (Fixed)
  with the balance due in 1995..........................................             .00       10,035.13

Note payable to finance company (collateralized by equipment) due in monthly installments of $6,557.00 including interest of 12.50% (Fixed)
  with the balance due in 1995..........................................             .00      117,515.93

Note payable to a bank (collateralized by a truck) due in monthly installments of $317.65 including interest at 8.25% (Variable Rate)
  with the balance due in 1995..........................................             .00        5,006.05

Note payable to a bank (collateralized by a truck) due in monthly installments of $355.93 including interest at 6.25% (Variable Rate)
  with the balance due in 1995..........................................             .00        7,381.41

Note payable to a bank (collateralized by an automobile) due in monthly installments of $469.90 including interest at 6.25% (Variable Rate)
  with the balance due in 1995..........................................             .00        5,436.44

                           U.S. COMMUNICATIONS, INC.

                    DBA: NTS COMMUNICATIONS WESTERN DIVISION

                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

NOTE 3. NOTES PAYABLE (CONTINUED)

                                                                               1994            1993
                                                                          --------------  --------------
Note payable to a bank (collateralized by a truck) due in monthly installments of $395.31 including interest at 6.25% (Variable Rate)
  with the balance due in 1995..........................................             .00        8,897.16

Note payable to a bank (collateralized by a truck) due in monthly installments of $421.22 including interest at 10% (Fixed) with the
  balance due in 1995...................................................             .00        8,444.81

Note payable to a municipality (collateralized by life insurance policies) due in monthly installments of $4,915.04 including interest
  at 5% (Fixed) with the balance due in 1997............................      186,265.24      247,524.26

Note payable to stockholder (unsecured) due in monthly installments of
  $590.82 including interest at 8.50% (Variable Rate) with the balance
  due in 1996...........................................................       15,895.56       17,473.92

Note payable to stockholder (unsecured) due in monthly installments of
  $636.27 including interest at 8% (Fixed) with the balance due in
  1996..................................................................       11,877.88             .00

Note payable to individual (unsecured) due in monthly installments of
  $620.72 including interest at 8.50% (Variable Rate) with the balance
  due in 1996...........................................................       15,710.81       21,087.25

Note payable to stockholder (unsecured) due in monthly installments of
  $471.54 including interest at 8.50% (Variable Rate) with the balance
  due in 1996...........................................................       13,149.38       21,112.43

Capital lease obligation (Note 12)......................................       48,960.20             .00
                                                                          --------------  --------------

                                                                              652,963.89      824,928.33

Less current maturities:

  Long-term debt........................................................     (217,835.02)    (140,966.46)

  Capital lease obligations.............................................       (9,811.15)            .00
                                                                          --------------  --------------

Long-term Portion.......................................................  $   425,317.72  $   683,961.87
                                                                          --------------  --------------
                                                                          --------------  --------------

The Company had short-term notes due in 1994 and 1993 collateralized by equipment and trucks, and unsecured short-term notes for operating purposes due in monthly installments of $10,028.53 (including interest rates ranging from 8.50% Variable to 14.728% Fixed) and $18,099.75
  (including interest rates ranging from 8.25% Variable to 13.50%
  Fixed)................................................................  $    69,395.34  $   331,823.66
                                                                          --------------  --------------
                                                                          --------------  --------------

                           U.S. COMMUNICATIONS, INC.

                    DBA: NTS COMMUNICATIONS WESTERN DIVISION

                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

NOTE 3. NOTES PAYABLE (CONTINUED)
    Cash Requirements for Long-Term Notes and Leases Payable by Year:

                                                                                     1994
YEAR                                                                             PRINCIPAL DUE
-------------------------------------------------------------------------------  -------------
1995...........................................................................  $  227,646.17
1996...........................................................................     225,388.34
1997...........................................................................     141,007.29
1998...........................................................................      18,363.60
Remaining......................................................................      40,558.49
                                                                                 -------------
                                                                                 $  652,963.89
                                                                                 -------------
                                                                                 -------------

NOTE 4. LINE OF CREDIT

    The Company has a line of credit with a bank in the amount of $350,000. The note was dated August 22, 1994 with a maturity date of April 15, 1995. Interest is to be charged at a rate of 10.25% on a 365 day basis. As of December 31, 1994, the Company had outstanding advances of $500 under this agreement leaving an amount available for advance of $349,500.

NOTE 5. DEFINED CONTRIBUTION

    The Company has available to its employees a Defined Profit Sharing Plan and Trust (401K). The plan is a "salary reduction plan". Employees may elect to reduce their compensation and contribute to this plan provided they are a full-time employee having worked more than 1,000 hours in that six (6) month period and have attained the age of twenty (20). Each employee may defer up to ten (10) percent of their salary not to exceed the limit allowable by law in any one year. Vesting is twenty (20) percent per year of employment and the employee must be employed December 31, to receive the last year of vesting. The Company may at its option contribute matching contributions not to exceed a maximum of five (5) percent. Distributions from the plan are not permitted before age fifty-nine and one-half (59 1/2) except in the event of death, disability, termination of employment or reasons of proven financial hardship. The Company contributed $24,000.00 in 1994 and 1993, respectively.

NOTE 6--ACCRUED VACATION AND SICK LEAVE BENEFITS

    On termination, retirement or death of employees the Company will pay any accrued vacation and sick leave allowances in a lump sum payment to such employee or his/her estate. Vacation pay and sick leave pay require a minimum of three months continuous employment. Full-time employees receive allowances at the rate of eight vacation and four sick leave hours per month. Permanent part-time employees receive allowances at the rate of four vacation and two sick leave hours per month. Maximum amounts for payment at termination are ninety-six vacation hours and forty-eight sick leave hours. The amount of estimated liability recorded as of December 31, 1994 was $91,717.

                           U.S. COMMUNICATIONS, INC.

                    DBA: NTS COMMUNICATIONS WESTERN DIVISION

                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

NOTE 7--CERTIFICATES OF DEPOSIT

    The Company has pledged a certificate in the amount of $1,000 to the Oklahoma Tax Commission for Sales Tax Reporting purposes.

NOTE 8--CONTRACTS

    The Company has entered into a contract with Zero Plus Dialing, Inc., a Delaware corporation, to provide person-to-person, third party, collect and calling card billing and collection services for use by the Company in connection with its provisions of operator services. The contract is renewable annually with settlements of accounts on a monthly basis.

NOTE 9--SUBSEQUENT EVENTS

    During April 1995, the Board of Directors voted and approved the distribution of key-man insurance cash value on Split-Dollar life insurance policies to the owners of the policies. As a result, the $18,448 shown as Cash Surrender Value of Life Insurance Policies and the policies were distributed to the owners.

NOTE 10--PENDING SALE

    The Company's directors approved and entered into a sales contract with S.A. Holdings, Inc. of Plano, Texas for all of the stock owned by U.S.
Communications, Inc. shareholders as of October 6, 1994.

NOTE 11--RELATED PARTY TRANSACTIONS

    The Company had the following related party transactions during 1994:

    Howard M. Maddera, Chairman of the Board of Directors and a shareholder, has personally loaned the Company money for operating purposes and was owed $15,895 as of December 31, 1994.

    During 1994, Mr. Maddera purchased and assumed the note of a 1992 Buick automobile from the Company. The transaction was for $8,747.

    William L. (Bill) Johnson, President of the Company and a shareholder, has personally loaned the Company money for operating purposes and was owed $13,149 as of December 1994.

    James T. (Jim) Reed, a former officer and shareholder of the Company during the first six months of the year, had personally loaned the Company money for operating purposes and was owed $15,710 as of December 31, 1994.

    Marianne Maddera Reed, a stockholder employed by the Company, sold her interest in four life insurance policies owned on lives of the other shareholders to the Company. As a result, the Company has a note payable to Ms. Reed in the amount of $11,877 as of December 31, 1994.

NOTE 12--CAPITAL LEASES

    During 1994, the Company entered into a capital lease with a bank for two Duplex Laser Printers. The lease was for 60 months with monthly payments of $1,269. The original lease was for $57,941 with an interest rate of 12.21%.

                           U.S. COMMUNICATIONS, INC.

                    DBA: NTS COMMUNICATIONS WESTERN DIVISION

                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

NOTE 12--CAPITAL LEASES (CONTINUED)
    Cash requirements for the lease over the next five years is as follows:

YEAR                                                   PRINCIPAL      INTEREST       TOTAL
----------------------------------------------------  ------------  ------------  ------------
1995................................................  $   9,811.15  $   5,419.97  $  15,231.12
1996................................................     11,076.28      4,154.84     15,231.12
1997................................................     12,508.36      2,722.76     15,231.12
1998................................................     14,123.39      1,107.73     15,231.12
1999................................................      1,441.02         13.39      1,454.41
                                                      ------------  ------------  ------------
                                                      $  48,960.20  $  13,418.69  $  62,378.89
                                                      ------------  ------------  ------------
                                                      ------------  ------------  ------------

NOTE 13--OPERATING LEASES

    The Company has entered into several equipment and building operating leases. As of December 31, 1994, equipment leases numbered 18 and totaled $9,355 per month. Building leases outstanding at December 31, 1994 totaled 16 with monthly lease payments of $10,588. The total rent expense incurred during the years ended December 31, 1994 and 1993 was $186,513 and $167,459, respectively.

NOTE 14--INCOME TAXES

    Effective January 1, 1993, the Company adopted SFAS 109.

    The Company's provision for income taxes was comprised of the following:

                                                                         DECEMBER 31
                                                                 ----------------------------
                                                                     1994           1993
                                                                 -------------  -------------
Current
  Federal......................................................  $  228,000.00  $  128,000.00
  State........................................................      17,000.00      10,000.00
Deferred
  Federal......................................................     (14,000.00)    (46,000.00)
                                                                 -------------  -------------
                                                                 $  231,000.00  $   92,000.00
                                                                 -------------  -------------
                                                                 -------------  -------------

    The following is a reconciliation of the provision for income taxes reflected in the consolidated statements of income:

                                                                         DECEMBER 31
                                                                 ----------------------------
                                                                     1994           1993
                                                                 -------------  -------------
Income Tax Expense at the Federal Statutory Rate...............  $  206,000.00  $   79,000.00
State Taxes, net of Federal Benefit............................      10,000.00       9,000.00
Other, net.....................................................      15,000.00       4,000.00
                                                                 -------------  -------------
                                                                 $  231,000.00  $   92,000.00
                                                                 -------------  -------------
                                                                 -------------  -------------

                           U.S. COMMUNICATIONS, INC.

                    DBA: NTS COMMUNICATIONS WESTERN DIVISION

                 NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

                           DECEMBER 31, 1994 AND 1993

NOTE 14--INCOME TAXES (CONTINUED)
    The components of the net deferred tax liability at December 31 were as follows:

                                                                         DECEMBER 31
                                                                 ----------------------------
                                                                     1994           1993
                                                                 -------------  -------------
Deferred Tax Asset
  Allowance for Doubtful Accounts..............................  $  (47,879.00) $  (60,958.00)
Deferred Tax Liability
  Property and Equipment.......................................      90,905.00     117,868.00
                                                                 -------------  -------------
Net Deferred Tax Liability.....................................  $   43,026.00  $   56,910.00
                                                                 -------------  -------------
                                                                 -------------  -------------

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Long Distance Network, Inc.

    We have audited the accompanying balance sheets of Long Distance Network, Inc. (a Texas corporation) as of December 31, 1993 and 1992 and the related statements of operations, stockholders' equity (deficit) and cash flows for the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Long Distance Network, Inc. as of December 31, 1993 and 1992, and the results of its operations, and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

June 22, 1994

                                            /s/  SAMSON, ROBBINS & ASSOCIATES

                                               SAMSON, ROBBINS & ASSOCIATES

                          LONG DISTANCE NETWORK, INC.

                                 BALANCE SHEETS

                                                                                                DECEMBER 31,
                                                                                          ------------------------
                                                                                             1993         1992
                                                                                          -----------  -----------
                                                      ASSETS
Current assets
  Cash..................................................................................  $    41,760  $   100,394
  Certificate of deposit, pledged (Note 1)..............................................       19,700      --
  Accounts receivable, net of allowances for doubtful accounts of $56,591 and $126,300,
    respectively (Note 2)...............................................................      514,528      244,046
  Accounts receivable--other (Note 3)...................................................       31,265        6,000
                                                                                          -----------  -----------
    Total current assets................................................................      607,253      350,440
Note receivable (Note 3)................................................................      189,210      102,210
Leasehold, furniture and equipment (Note 1).............................................      151,111      133,233
  Less accumulated depreciation.........................................................      (87,958)     (61,808)
                                                                                          -----------  -----------
  Net leasehold, furniture and equipment................................................       63,153       71,425
Other assets............................................................................       22,211       10,283
                                                                                          -----------  -----------
    Total assets........................................................................  $   881,827  $   534,358
                                                                                          -----------  -----------
                                                                                          -----------  -----------

                                  LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Liabilities
  Current liabilities
    Accounts payable--trade.............................................................  $   686,295  $   333,466
    Accounts payable--other (Note 3)....................................................       25,673        2,381
    Accrued expenses....................................................................      117,839       73,180
    Short-term debt (Note 4)............................................................      --            80,584
    Note payable on matured obligation (Note 4).........................................       99,000       99,000
                                                                                          -----------  -----------
      Total current liabilities.........................................................      928,807      588,611
                                                                                          -----------  -----------
      Total liabilities.................................................................      928,807      588,611
Commitments and contingencies (Notes 4, 5 and 7)........................................      --           --
Stockholders' equity (deficit)
  Common stock, no par value, 10,000,000 shares authorized, 3,000,000 shares issued and
    outstanding.........................................................................      108,750      108,750
  Retained earnings (deficit)...........................................................     (155,730)    (163,003)
                                                                                          -----------  -----------
    Total stockholders' equity (deficit)................................................      (46,980)     (54,253)
                                                                                          -----------  -----------
    Total liabilities and stockholders' equity (deficit)................................  $   881,827  $   534,358
                                                                                          -----------  -----------
                                                                                          -----------  -----------

   The accompanying notes are an integral part of these financial statements.

                          LONG DISTANCE NETWORK, INC.

                            STATEMENTS OF OPERATIONS

                                                                                              FOR THE YEARS
                                                                                            ENDED DECEMBER 31,
                                                                                        --------------------------
                                                                                            1993          1992
                                                                                        ------------  ------------
REVENUES..............................................................................  $  8,505,513  $  3,664,493
COST OF REVENUES......................................................................     7,424,327     2,830,573
                                                                                        ------------  ------------
    GROSS PROFIT......................................................................     1,081,186       833,920

OPERATING EXPENSES
  General and administrative..........................................................     1,044,120       976,405
  Depreciation........................................................................        26,150        22,780
                                                                                        ------------  ------------
    Total operating expenses..........................................................     1,070,270       999,185
                                                                                        ------------  ------------
INCOME (LOSS) FROM OPERATIONS.........................................................        10,916      (165,265)

OTHER EXPENSE
  Interest expense....................................................................         3,643        20,718
                                                                                        ------------  ------------
    NET INCOME (LOSS).................................................................  $      7,273  $   (185,983)
                                                                                        ------------  ------------
                                                                                        ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                          LONG DISTANCE NETWORK, INC.

                  STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                 FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992

                                                                     COMMON STOCK        RETAINED
                                                                ----------------------   EARNINGS
                                                                  SHARES      AMOUNT     (DEFICIT)      TOTAL
                                                                ----------  ----------  -----------  -----------
Balance at January 1, 1992....................................   3,000,000  $  108,750  $    22,980  $   131,730
Net loss......................................................                             (185,983)    (185,983)
                                                                ----------  ----------  -----------  -----------
Balance at December 31, 1992..................................   3,000,000  $  108,750  $  (163,003) $   (54,253)
                                                                ----------  ----------  -----------  -----------
                                                                ----------  ----------  -----------  -----------
Net income....................................................                                7,273        7,273
                                                                ----------  ----------  -----------  -----------
Balance at December 31, 1993..................................   3,000,000  $  108,750  $  (155,730) $   (46,980)
                                                                ----------  ----------  -----------  -----------
                                                                ----------  ----------  -----------  -----------

   The accompanying notes are an integral part of these financial statements.

                          LONG DISTANCE NETWORK, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                               FOR THE YEARS
                                                                                             ENDED DECEMBER 31,
                                                                                          ------------------------
                                                                                             1993         1992
                                                                                          -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).....................................................................  $     7,273  $  (185,983)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities:
    Depreciation........................................................................       26,150       22,780
    Provision for doubtful accounts receivable..........................................       38,555      113,670
    (Increase) in accounts receivable...................................................     (309,037)     (49,678)
    (Increase) in prepaids and other assets.............................................      (11,928)     --
    Increase in accounts payable and accrued expenses...................................      397,488      148,048
                                                                                          -----------  -----------
NET CASH PROVIDED BY OPERATING ACTIVITIES...............................................      148,501       48,837
CASH FLOWS FROM INVESTING ACTIVITIES
  Purchase of certificate of deposit....................................................      (19,700)     --
  Purchase of leasehold, furniture and equipment........................................      (17,878)     (21,356)
  Loans and advances to related parties.................................................     (112,265)     (10,639)
                                                                                          -----------  -----------
NET CASH USED IN INVESTING ACTIVITIES...................................................     (149,843)     (31,995)
CASH FLOWS FROM FINANCING ACTIVITIES
  Short-term borrowings.................................................................      --           138,983
  Principal payments on debt............................................................      (80,584)     (58,399)
  Borrowings from related parties.......................................................       23,292      --
                                                                                          -----------  -----------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES........................................      (57,292)      80,584
                                                                                          -----------  -----------
NET INCREASE (DECREASE) IN CASH.........................................................      (58,634)      97,426
CASH AT BEGINNING OF PERIOD.............................................................      100,394        2,968
                                                                                          -----------  -----------
CASH AT END OF PERIOD...................................................................  $    41,760  $   100,394
                                                                                          -----------  -----------
                                                                                          -----------  -----------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid for interest................................................................  $     3,643  $     9,685
                                                                                          -----------  -----------
                                                                                          -----------  -----------

   The accompanying notes are an integral part of these financial statements.

                          LONG DISTANCE NETWORK, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1993 AND 1992

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

    The Company is a domestic interexchange long distance carrier located in Dallas, Texas, which began operations five years ago. In addition to providing intrastate, interstate and international service, the Company provides a variety of operator and other services. The Company specializes in meeting the long distance needs of small to medium sized companies.

RECOGNITION OF REVENUE

    Customer long distance calls are routed through a switching center operated over long distance telephone lines provided by others. The Company sells its services to its customers primarily on a measured time basis. The cost to the Company for using the facilities of others is lower than the rates the Company charges its customers. The Company records revenue from its operator and direct dial long distance services based upon customer usage. The allowance for doubtful accounts receivable is established based upon periodic analysis of uncollectible accounts receivable.

COST OF REVENUE

    Cost of revenue consists of line costs (representing right of way payments and payments to local exchange carriers and interexchange carriers for accessed transport charges), switching costs, commissions, and costs incurred under a billing and collection agreement.

INCOME TAXES

    Effective January 1, 1992, the Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal income taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal strategies.

LEASEHOLD, FURNITURE AND EQUIPMENT

    Leasehold, furniture and equipment are stated at cost. Depreciation is computed on a straight line basis over the estimated useful lives of the related assets which range from five to seven years. Expenses for maintenance and repairs are charged to expense as incurred. Major improvements are capitalized. The cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in other income for that period when assets are disposed of. The components of leasehold, furniture and equipment at December 31, are as follows:

                                                                           1993        1992
                                                                        ----------  ----------
Leasehold.............................................................  $    1,583  $   --
Furniture.............................................................      32,230      27,588
Equipment.............................................................     117,298     105,645
                                                                        ----------  ----------
  Total leasehold, furniture and equipment............................  $  151,111  $  133,233
                                                                        ----------  ----------
                                                                        ----------  ----------

                          LONG DISTANCE NETWORK, INC.

                           DECEMBER 31, 1993 AND 1992

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) CASH AND CASH EQUIVALENTS

    The Company considers all cash on hand and in banks, demand and time deposits and all other highly liquid investments with maturities of three months or less when purchased, to be cash and cash equivalents.

CERTIFICATE OF DEPOSIT

    At December 31, 1993, the Company owned one certificate of deposit in the amount of $19,700 which is pledged as security for sales tax liabilities with the State of Texas. The maturity date is October 29, 1994, with interest paid at maturity at the fixed rate of 2.85% per annum.

NOTE 2--ACCOUNTS RECEIVABLE

    The components of accounts receivable at December 31, are as follows:

                                                                           1993        1992
                                                                        ----------  ----------
One Plus..............................................................  $  374,511  $  285,869
Zero Plus/Zero Minus..................................................     157,541      81,751
Plan Mundo............................................................      39,067      --
Other miscellaneous...................................................      --           2,726
                                                                        ----------  ----------
Total accounts receivable.............................................     571,119     370,346
Less allowance for doubtful accounts..................................     (56,591)   (126,300)
                                                                        ----------  ----------
Accounts receivable...................................................  $  514,528  $  244,046
                                                                        ----------  ----------
                                                                        ----------  ----------

NOTE 3--RELATED PARTY TRANSACTIONS

    The Company has advanced funds to various related parties which are accounted for as receivable amounts by the Company. Signed agreements were executed for the majority of the outstanding amounts owed to the Company with payment terms and interest rates included. The amounts outstanding are classified as current accounts receivable or long-term notes receivable based upon the terms of the agreements. It should be noted that all the related party receivables were subsequently collected when the Company was acquired during 1994 with the exception of one which is due from the President of the Company (see Note 7).

    The components of accounts receivable--other which represent loans and advances to related parties at December 31, are as follows:

                                                                           1993        1992
                                                                        ----------  ----------
David Hover...........................................................  $   25,265  $   --
NUPAC.................................................................       6,000       6,000
                                                                        ----------  ----------
                                                                        $   31,265  $    6,000
                                                                        ----------  ----------
                                                                        ----------  ----------

                          LONG DISTANCE NETWORK, INC.

                           DECEMBER 31, 1993 AND 1992

NOTE 3--RELATED PARTY TRANSACTIONS (CONTINUED)
    David Hover is a stockholder of the Company with an ownership of 21.5% of the outstanding shares. NUPAC is a company which is owned jointly by stockholders of the Company and whose operations are totally independent of the Company.

    The component of note receivable at December 31, is as follows:

                                                                           1993        1992
                                                                        ----------  ----------
Terry Houston.........................................................  $  189,210  $  102,210

    Terry Houston is the President of the Company with an ownership of 75% of the outstanding shares at year end 1993.

    Certain stockholders and controlled entities were paid commissions for acting as agents for the Company. The amounts paid are based upon sales generated by these agents and are comparable to the amounts paid other agents for similar services.

    The components of accounts payable--other at December 31, are as follows:

                                                                           1993        1992
                                                                        ----------  ----------
David Hover...........................................................  $    2,381  $    2,381
Pay Phone Management..................................................      23,292      --
                                                                        ----------  ----------
                                                                        $   25,673  $    2,381
                                                                        ----------  ----------
                                                                        ----------  ----------

NOTE 4--DEBT

    Short-term debt during 1992 is comprised of a note payable to NTS Communications, Inc. for the payment of invoices related to balances owed for line charges. The note dated July 17, 1992, was in the principal amount of $138,983 with an interest rate of 18% and was payable in nine monthly installments commencing September 15, 1992 with the final payment due May 15, 1993. This note was repaid per the terms of the agreement.

    Note payable on matured obligation is comprised of a note payable to the FDIC. This note is the result of the FDIC taking over Continental National Bank during 1991. The Company had a revolving line of credit with this bank in the amount of $99,000 when the FDIC assumed control. During 1993, the Company had initial communications with the FDIC regarding negotiations for settlement of this outstanding amount. Negotiations are ongoing with no settlement expected in the near future. It should be noted that interest on this note has not been accrued since 1992 per management's view of the uncertainty of the final settlement.

                          LONG DISTANCE NETWORK, INC.

                           DECEMBER 31, 1993 AND 1992

NOTE 5--COMMITMENTS AND CONTINGENCIES

    The Company leases equipment and office space under non-cancelable operating leases. Rental expenses for 1993 and 1992, were $86,090 and $73,913, respectively. Future minimum lease payments under these leases at December 31, 1993, are as follows:

YEAR ENDING DECEMBER 31,
----------------------------------------------------------------------------------
1994..............................................................................  $   82,226
1995..............................................................................      75,888
1996..............................................................................      50,987
                                                                                    ----------
Total minimum lease payments......................................................  $  209,101
                                                                                    ----------
                                                                                    ----------

    The Company is presently not involved in any legal actions or claims as the result of the ordinary course of business. The Company does not believe that any claims or proceedings are likely which would have an adverse effect on the Company's financial position or results of operations.

NOTE 6--COMMON STOCK

    The Company has issued three million (3,000,000) shares of no par common stock of the ten million (10,000,000) shares authorized. The President of the Company held 75% of the outstanding shares at year end 1993. One other stockholder held 21.5% of the remaining 25% of outstanding shares.

NOTE 7--SUBSEQUENT EVENTS

    On May 16, 1994, the Company was acquired by SA Holdings, Inc. This acquisition was accomplished through the payment of $1,354,660 in cash and the issuance of 1,302,086 shares of unregistered, restricted common stock of SA Holdings, Inc. to the stockholders of the Company for all the outstanding shares of common stock of the Company. Of the total 1,302,086 shares of unregistered, restricted common stock issued, 1,041,666 shares related to the acquisition of the common stock of the Company and 260,420 shares related to "Confidentiality and Noncompete Agreements" with two key employees of the Company. These two key employees will continue to function in senior management positions of the Company. From the March 1, 1994 effective date of the acquisition, the Company will operate as a wholly owned subsidiary of SA Holdings, Inc.

    As a result of the acquisition of the Company, various related party receivables were collected at the closing date of the sale. These amounts were included as adjustments to the actual cash payments received by the various stockholders. The note receivable of $189,210 at December 31, 1993 due from the President was to be repaid over fifteen years at $1,470 per month including interest at 5.0%. Currently, SA Holdings, Inc. and the President of the Company are renegotiating the payment terms so that the obligation will be repaid by December 31, 1994.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER CONTAINED HEREIN OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY OF THE SELLING NOTEHOLDERS OR SELLING STOCKHOLDERS OR ANY OTHER PERSON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE THEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                      PAGE
                                                      -----
Available Information............................           3
Incorporation of Certain Documents by
  Reference......................................           3
Special Note Regarding Forward-Looking
  Statements.....................................           4
Prospectus Summary...............................           6
Risk Factors.....................................          14
Use of Proceeds..................................          24
Selling Noteholders and Selling Stockholders.....          24
Plan of Distribution.............................          27
Price Range of Common Stock......................          29
Dividend Policy..................................          29
Selected Historical and Pro Forma Consolidated
  Financial and Other Operating Information......          30
Management's Discussion and Analysis of Financial
  Condition and Results of Operations                      32
Overview of Telecommunications Industry..........          42
Business.........................................          46
Management.......................................          55
Security Ownership of Principal Stockholders And
  Management.....................................          68
Transactions with Related Parties................          71
Description of Notes.............................          72
Description of Capital Stock.....................          86
Additional Interest..............................          94
Legal Matters....................................          94
Experts..........................................          95
Financial Statements.............................          95

                         10% CONVERTIBLE NOTES DUE 2006
                                AND COMMON STOCK

                          SA TELECOMMUNICATIONS, INC.

                                 [INSERT LOGO]
                             ---------------------

                                   PROSPECTUS

                             ---------------------

                             DATED            , 19

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee.............................................  $8,911.00
NASD filing fee..................................................   3,351.00
Accounting fees and expenses.....................................           *
Trustee's Fees...................................................           *
Transfer Agent's Fees............................................           *
Legal fees and expenses (including Blue Sky).....................           *
Printing, engraving and EDGARization expenses....................           *
Miscellaneous expenses...........................................           *
                                                                   ---------
  Total..........................................................  $        *
                                                                   ---------
                                                                   ---------

------------------------

*   Estimated

    All expenses relating to the offering are payable by the Registrant on behalf of the Selling Stockholders and Selling Noteholders, excluding (1) any underwriting discounts or commissions, (2) fees and expenses of legal counsel to JLCM in excess of $20,000, (3) transfer taxes, and fees and expenses of accountants, legal counsel and other representatives of Economy, (4) the fees and expenses of legal counsel to Phillip and Rae Huberfeld, Moses Elias, Mueller, Mark Kabbash, and BPC.

    No premium was paid by the Registrant or any Selling Stockholders or Selling Noteholders on any policy to insure or indemnify directors or officers against any liabilities they may incur in the registration, offering or sale of the Shares.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The section of the Prospectus entitled "Description of Capital Stock--Limitations on Liability" is incorporated herein by reference.

    Section 145 of the Delaware General Corporation Law (the "DGCL") provides broad authority for indemnification of officers and directors. Article 10 of the Registrant's Certificate of Incorporation, as amended, of the Registrant provides for indemnification of officers and directors to the fullest extent permitted by the DGCL. Article V of the Registrant's Bylaws contains provisions requiring the indemnification of the Registrant's directors and officers upon and pursuant to terms specified therein and under applicable provisions of the DGCL. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

    The Registrant does not currently maintain directors' and officers' liability insurance.

ITEM 16.  EXHIBITS.

    The exhibits listed below are filed as part of or incorporated by reference in this Registration Statement. Where such filing is made by incorporation by reference to a previously filed report or registration statement, such report or registration statement is identified by asterisk. See the Index of Exhibits included with the exhibits filed as part of this Registration Statement.

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
  3.1  Certificate of Incorporation of the Registrant, as amended through
         December 31, 1994 (filed as Exhibit 3.1 to the Registrant's Annual
         Report on Form 10-KSB for the year ended December 31, 1994 and incorporated herein by reference)

  3.2  Certificate of Designations, Preferences and Rights of Series A Cumulative
         Convertible Preferred Stock (filed as Exhibit 4.1 to the Registrant's
         Current Report on Form 8-K/A for the event occurring July 31, 1995, filed with the Commission on August 15, 1995 and incorporated herein by reference)

  3.3  Certificate of Designations, Preferences and Rights of Series B Cumulative
         Convertible Preferred Stock (filed as Exhibit 4.6 to the Registrant's
         Current Report on Form 8-K/A for the event occurring July 31, 1995, filed with the Commission on August 15, 1995 and incorporated herein by reference)

  3.4 Certificate of Amendment filed with the Delaware Secretary of State on August 3, 1995 (filed as Exhibit 3.4 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1995 and incorporated herein by reference)

  3.5  Certificate of Amendment of Certificate of Incorporation of SA
         Telecommunications, Inc. filed with the Delaware Secretary of State on July 9, 1996 (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 1996 filed with the Commission on August 29, 1996 and incorporated herein by reference)

  3.6  Certificate of Elimination of Series B Cumulative Preferred Stock of the
         Registrant filed with the Delaware Secretary of State on July 9, 1996
         (filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form
         10-QSB/A for the quarter ended June 30, 1996 filed with the Commission on August 29, 1996 and incorporated herein by reference)

  3.7  Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.5 to the
         Registrant's Annual Report on Form 10-KSB for the year ended December
         31, 1995 and incorporated herein by reference)

  4.1  Indenture dated as of August 12, 1996 between the Registrant and United
         States Trust Company of New York as Trustee (filed as Exhibit 4.1 to the
         Registrant's Quarterly Report on Form 10-QSB/A for the quarter ended
         June 30, 1996, filed with the Commission on August 29, 1996 and incorporated herein by reference)

  4.2  Purchase Agreement dated as of August 5, 1996 among the Registrant, Furman
         Selz LLC and Rauscher Pierce Refsnes, Inc. (filed as Exhibit 10.1 to the
         Registrant's Quarterly Report on Form 10-QSB/A for the quarter ended
         June 30, 1996, filed with the Commission on August 29, 1996 and incorporated herein by reference)

  4.3  Registration Rights Agreement dated as of August 12, 1996 among the
         Registrant, Furman Selz LLC and Rauscher Pierce Refsnes, Inc. (filed as
         Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 1996, filed with the Commission on August 29, 1996 and incorporated herein by reference)

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
  4.4  Form of Series A Preferred Stock Certificate (filed as Exhibit 4.4 to the
         Registrant's Current Report on Form 8-K/A for the event occurring July
         31, 1995, filed with the Commission on August 15, 1995 and incorporated herein by reference)

  4.5  Form of Certificate Evidencing Common Stock (filed as Exhibit 4.19 to the
         Registrant's Registrant Statement on Form S-3 (Registration No.
         33-64271) and incorporated herein by reference)

  5.1 Opinion of Arter & Hadden as to the validity of the Securities being offered**

 10.1 Share Purchase Agreement, dated as of July 31, 1995, by and between the Registrant and Jesup & Lamont Capital Markets, Inc. (filed as Exhibit
         4.3 to the Registrant's Current Report on Form 8-K/A for the event occurring on July 31, 1995, filed with the Commission on October 13, 1995 and incorporated herein by reference)

 10.2 Warrant Purchase Agreement, dated as of July 31, 1995, be and between the Registrant and Jesup and Lamont Capital Markets, Inc. (filed as Exhibit
         4.4 to the Registrant's Current Report on Form 8-K/A for the event occurring on July 31, 1995, filed with the Commission on August 15, 1995 and incorporated herein by reference)

 10.3  Common Stock Purchase Warrant Certificate issued to Jesup & Lamont Capital
         Markets, Inc. (filed as Exhibit 4.5 to the Registrant's Current Report on Form 8-K/A for the event occurring on July 31, 1995, filed with the Commission on August 15, 1995 and incorporated herein by reference)

 10.4  Agreement dated as of October 26, 1995 between the Registrant and Jesup &
         Lamont Capital Markets, Inc. (filed as Exhibit 4.18 to the Registrant's
         Registration Statement on Form S-3 (Registration No. 33-64271) and incorporated herein by reference)

 10.5 Agreement dated as of October 26, 1995 by and between the Registrant and each of the Investors (filed as Exhibit 4.16 to the Registrant's
         Registration Statement on Form S-3 (Registration No. 33-64271) and incorporated herein by reference)

 10.6 Form of Warrant Certificates issued to each of the Investors and schedule of differences thereto pursuant to General Instructions to Item 601
         (filed as Exhibit 4.14 to the Registrant's Registration Statement on
         Form S-3 (Registration No. 33-64271) and incorporated herein by reference)

 10.7 Form of Subscription Agreements executed as of September 20, 1995 by and between the Registrant and each of the Investors and schedule of differences thereto pursuant to General Instructions to Item 601 (filed as Exhibit 4.13 to the Registrant's Registration Statement on Form S-3
         (Registration No. 33-64271) and incorporated herein by reference)

 10.8 Employment Agreement dated March 24, 1995 by and between the Registrant and Jack Matz (filed as Exhibit 10.8 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994 and incorporated herein by reference)

 10.9 Amendment to Employment Contract dated as of March 13, 1996 by and between the Registrant and Jack Matz (filed as Exhibit 10.19 to the Registrant's
         Annual Report on Form 10-KSB for the year ended December 31, 1995 and incorporated herein by reference)

 10.10 Employment Contract dated March 13, 1996 by and between the Registrant and
         Paul R. Miller (filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1995 and incorporated herein by reference)

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
 10.11 Employment Agreement dated April 1, 1994 by and between LDN and Terry
         Houston (filed as Exhibit 2.2 to the Registrant's Current Report on Form
         8-K, dated May 16, 1994, and incorporated herein by reference)

 10.12 Settlement Agreement dated April 11, 1996 by and between the Registrant and Terry Houston (filed as Exhibit 10.3 to the Registrant's Quarterly
         Report on Form 10-QSB for the quarter ended March 31, 1996 and incorporated herein by reference)

 10.13 Amendment to Settlement Agreement dated June 10, 1996 between the
         Registrant and Terry Houston*

 10.14 Severance Agreement dated as of March 18, 1996 by and between the Registrant and J. David Darnell (filed as Exhibit 10.22 to the
         Registrant's Annual Report on Form 10-KSB for the year ended December
         31, 1995 and incorporated herein by reference)

 10.15 1994 Stock Option Plan for Non-Employee Directors of the Registrant
         (Non-Employee Director Plan")(filed as Item 2 of the Registrant's Proxy
         Statement dated June 29, 1994 and incorporated herein by reference)

 10.16 Form of Stock Option Agreement used in connection with Non-Employee
         Director Plan (filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994 and incorporated herein by reference)

 10.17 1994 Employee Stock Option Plan ("Employee Plan")(filed as Exhibit A to the Registrant's Proxy Statement dated April 26, 1996 and incorporated herein by reference)

 10.18 Form of Non-Qualified Stock Option Agreement used in connection with the Employee Plan (filed as Exhibit 10.15 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994 and incorporated herein by reference)

 10.19 Form of Incentive Stock Option Agreement used in connection with the Employee Plan (filed as Exhibit 10.14 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994 and incorporated herein by reference)

 10.20 Settlement Agreement dated March 25, 1996 between the Registrant and Jesup
         & Lamont Capital Markets, Inc. (filed as Exhibit 10.38 to the
         Registrant's Annual Report on Form 10-KSB for the year ended December
         31, 1995 and incorporated herein by reference)

 10.21 Form of Subscription Agreement dated as of May 7, 1996 between the
         Registrant and each of the Investors and schedule of differences thereto pursuant to General Instruction 601 (filed as Exhibit 10.4 to the
         Registrant's Quarterly Report on Form 10-QSB for the quarter ended March
         31, 1996 and incorporated herein by reference)

 10.22 Form of Common Stock Purchase Warrant dated as of May 7, 1996 issued to each of the Investors and schedule of differences thereto pursuant to General Instruction 601 (filed as Exhibit 10.5 to the Registrant's
         Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996 and incorporated herein by reference)

 10.23 Consulting Agreement dated as of June 21, 1996 between the Registrant and
         John Nugent*

 10.24 Lease Agreement effective as of October 11, 1995 between
         Telecommunications Finance Group and Long Distance Network, Inc.*

 12.1  Statement re computation of ratio of earnings to fixed charges*

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
 23.1  Consent of Arter & Hadden (included in its opinion filed as Exhibit 5.1 and incorporated herein by reference)**

 23.2  Consent of Price Waterhouse LLP*

 23.3  Consent of King, Burns & Company, P.C.*

 23.4  Consent of Duff & Anderson, P.C.*

 23.5  Consent of Samson, Robbins & Associates*

 24.1  Powers of Attorney (filed on the signature page to this Registration
         Statement--Page II-9)

 25.1 Form T-1 Statement of Eligibility Under the Trust Indenture Act of 1939, as amended, of United States Trust Company of New York under the Indenture with respect to the 10% Convertible Notes Due 2006*

 99.1  Agreement dated as of November 22, 1996 between the Registrant and Jesup &
         Lamont Capital Markets, Inc.*

 99.2 Agreement dated as of November 22, 1996 between the Registrant, Phillip and Rae Huberfeld and Moses Elias*

------------------------

*   Filed herewith

**  To be filed by amendment

[Rest of page intentionally left blank]

ITEM 17.  UNDERTAKINGS.

    (a)  RULE 415 OFFERING. The undersigned Registrant hereby undertakes:

        (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

           (i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

           (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

           (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change of such information in the Registration Statement;

    provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

        (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    (b)  FILINGS INCORPORATING SUBSEQUENT EXCHANGE ACT DOCUMENTS BY
REFERENCE. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (e) REQUEST FOR ACCELERATION OF EFFECTIVE DATE. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the Registrant's Certificate of Incorporation, Bylaws or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    (f)  RULE 430.  The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended (the "Securities Act"), the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on December 9, 1996.

                                SA TELECOMMUNICATIONS, INC.

                                By:            /s/ JACK W. MATZ, JR.
                                     -----------------------------------------
                                                 Jack W. Matz, Jr.
                                               CHAIRMAN OF THE BOARD
                                              CHIEF EXECUTIVE OFFICER

                               POWERS OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Jack W. Matz, Jr., Paul R. Miller and J. David Darnell, and each of them, his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, with full power and authority to do and to perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

          SIGNATURES                      TITLE                    DATE
------------------------------  --------------------------  -------------------

    /s/ JACK W. MATZ, JR.
------------------------------  Chairman of the Board and    December 9, 1996
      Jack W. Matz, Jr.           Chief Executive Officer

      /s/ PAUL R. MILLER
------------------------------  Chief Operating Officer,     December 9, 1996
        Paul R. Miller            President and Director

     /s/ J. DAVID DARNELL       Chief Financial Officer,
------------------------------    Vice President-Finance     December 9, 1996
       J. David Darnell           and Director

     /s/ THOMAS OLE DIAL
------------------------------  Director                     December 9, 1996
       Thomas Ole Dial

      /s/ JOHN Q. EBERT
------------------------------  Director                     December 9, 1996
        John Q. Ebert

          SIGNATURES                      TITLE                    DATE
------------------------------  --------------------------  -------------------

     /s/ IGOR I. MAMANTOV
------------------------------  Director                     December 9, 1996
       Igor I. Mamantov

      /s/ DEAN A. THOMAS
------------------------------  Director                     December 9, 1996
        Dean A. Thomas

    /s/ BARRY J. WILLIAMS
------------------------------  Director                     December 9, 1996
      Barry J. Williams

      /s/ PETE W. SMITH
------------------------------  Director                     December 9, 1996
        Pete W. Smith

   /s/ THOMAS L. CUNNINGHAM
------------------------------  Director                     December 9, 1996
     Thomas L. Cunningham

      /s/ JOHN H. NUGENT
------------------------------  Director                     December 9, 1996
        John H. Nugent

    /s/ REUBEN F. RICHARDS
------------------------------  Director                     December 9, 1996
      Reuben F. Richards

      /s/ HOWARD F. CURD
------------------------------  Director                     December 9, 1996
        Howard F. Curd

                               INDEX TO EXHIBITS

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
  3.1  Certificate of Incorporation of the Registrant, as amended through
         December 31, 1994 (filed as Exhibit 3.1 to the Registrant's Annual
         Report on Form 10-KSB for the year ended December 31, 1994 and incorporated herein by reference)

  3.2  Certificate of Designations, Preferences and Rights of Series A Cumulative
         Convertible Preferred Stock (filed as Exhibit 4.1 to the Registrant's
         Current Report on Form 8-K/A for the event occurring July 31, 1995, filed with the Commission on August 15, 1995 and incorporated herein by reference)

  3.3  Certificate of Designations, Preferences and Rights of Series B Cumulative
         Convertible Preferred Stock (filed as Exhibit 4.6 to the Registrant's
         Current Report on Form 8-K/A for the event occurring July 31, 1995, filed with the Commission on August 15, 1995 and incorporated herein by reference)

  3.4 Certificate of Amendment filed with the Delaware Secretary of State on August 3, 1995 (filed as Exhibit 3.4 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1995 and incorporated herein by reference)

  3.5  Certificate of Amendment of Certificate of Incorporation of SA
         Telecommunications, Inc. filed with the Delaware Secretary of State on July 9, 1996 (filed as Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 1996 filed with the Commission on August 29, 1996 and incorporated herein by reference)

  3.6  Certificate of Elimination of Series B Cumulative Preferred Stock of the
         Registrant filed with the Delaware Secretary of State on July 9, 1996
         (filed as Exhibit 3.2 to the Registrant's Quarterly Report on Form
         10-QSB/A for the quarter ended June 30, 1996 filed with the Commission on August 29, 1996 and incorporated herein by reference)

  3.7  Amended and Restated Bylaws of the Registrant (filed as Exhibit 3.5 to the
         Registrant's Annual Report on Form 10-KSB for the year ended December
         31, 1995 and incorporated herein by reference)

  4.1  Indenture dated as of August 12, 1996 between the Registrant and United
         States Trust Company of New York as Trustee (filed as Exhibit 4.1 to the
         Registrant's Quarterly Report on Form 10-QSB/A for the quarter ended
         June 30, 1996, filed with the Commission on August 29, 1996 and incorporated herein by reference)

  4.2  Purchase Agreement dated as of August 5, 1996 among the Registrant, Furman
         Selz LLC and Rauscher Pierce Refsnes, Inc. (filed as Exhibit 10.1 to the
         Registrant's Quarterly Report on Form 10-QSB/A for the quarter ended
         June 30, 1996, filed with the Commission on August 29, 1996 and incorporated herein by reference)

  4.3  Registration Rights Agreement dated as of August 12, 1996 among the
         Registrant, Furman Selz LLC and Rauscher Pierce Refsnes, Inc. (filed as
         Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-QSB/A for the quarter ended June 30, 1996, filed with the Commission on August 29, 1996 and incorporated herein by reference)

  4.4  Form of Series A Preferred Stock Certificate (filed as Exhibit 4.4 to the
         Registrant's Current Report on Form 8-K/A for the event occurring July
         31, 1995, filed with the Commission on August 15, 1995 and incorporated herein by reference)

  4.5  Form of Certificate Evidencing Common Stock (filed as Exhibit 4.19 to the
         Registrant's Registrant Statement on Form S-3 (Registration No.
         33-64271) and incorporated herein by reference)

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
  5.1  Opinion of Arter & Hadden as to the validity of the Securities being offered**

 10.1 Share Purchase Agreement, dated as of July 31, 1995, by and between the Registrant and Jesup & Lamont Capital Markets, Inc. (filed as Exhibit
         4.3 to the Registrant's Current Report on Form 8-K/A for the event occurring on July 31, 1995, filed with the Commission on October 13, 1995 and incorporated herein by reference)

 10.2 Warrant Purchase Agreement, dated as of July 31, 1995, be and between the Registrant and Jesup and Lamont Capital Markets, Inc. (filed as Exhibit
         4.4 to the Registrant's Current Report on Form 8-K/A for the event occurring on July 31, 1995, filed with the Commission on August 15, 1995 and incorporated herein by reference)

 10.3  Common Stock Purchase Warrant Certificate issued to Jesup & Lamont Capital
         Markets, Inc. (filed as Exhibit 4.5 to the Registrant's Current Report on Form 8-K/A for the event occurring on July 31, 1995, filed with the Commission on August 15, 1995 and incorporated herein by reference)

 10.4  Agreement dated as of October 26, 1995 between the Registrant and Jesup &
         Lamont Capital Markets, Inc. (filed as Exhibit 4.18 to the Registrant's
         Registration Statement on Form S-3 (Registration No. 33-64271) and incorporated herein by reference)

 10.5 Agreement dated as of October 26, 1995 by and between the Registrant and each of the Investors (filed as Exhibit 4.16 to the Registrant's
         Registration Statement on Form S-3 (Registration No. 33-64271) and incorporated herein by reference)

 10.6 Form of Warrant Certificates issued to each of the Investors and schedule of differences thereto pursuant to General Instructions to Item 601
         (filed as Exhibit 4.14 to the Registrant's Registration Statement on
         Form S-3 (Registration No. 33-64271) and incorporated herein by reference)

 10.7 Form of Subscription Agreements executed as of September 20, 1995 by and between the Registrant and each of the Investors and schedule of differences thereto pursuant to General Instructions to Item 601 (filed as Exhibit 4.13 to the Registrant's original filing of the Registrant's
         Registration Statement No. 33-64271 with the Commission on November 5,
         1995 and incorporated herein by reference)

 10.8 Employment Agreement dated March 24, 1995 by and between the Registrant and Jack Matz (filed as Exhibit 10.8 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994 and incorporated herein by reference)

 10.9 Amendment to Employment Contract dated as of March 13, 1996 by and between the Registrant and Jack Matz (filed as Exhibit 10.19 to the Registrant's
         Annual Report on Form 10-KSB for the year ended December 31, 1995 and incorporated herein by reference)

 10.10 Employment Contract dated March 13, 1996 by and between the Registrant and
         Paul R. Miller (filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1995 and incorporated herein by reference)

 10.11 Employment Agreement dated April 1, 1994 by and between LDN and Terry
         Houston (filed as Exhibit 2.2 to the Registrant's Current Report on Form
         8-K, dated May 16, 1994, and incorporated herein by reference)

 10.12 Settlement Agreement dated April 11, 1996 by and between the Registrant and Terry Houston (filed as Exhibit 10.3 to the Registrant's Quarterly
         Report on Form 10-QSB for the quarter ended March 31, 1996 and incorporated herein by reference)

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
 10.13 Amendment to Settlement Agreement dated June 10, 1996 between the
         Registrant and Terry Houston*

 10.14 Severance Agreement dated as of March 18, 1996 by and between the Registrant and J. David Darnell (filed as Exhibit 10.22 to the
         Registrant's Annual Report on Form 10-KSB for the year ended December
         31, 1995 and incorporated herein by reference)

 10.15 1994 Stock Option Plan for Non-Employee Directors of the Registrant
         (Non-Employee Director Plan")(filed as Item 2 of the Registrant's Proxy
         Statement dated June 29, 1994 and incorporated herein by reference)

 10.16 Form of Stock Option Agreement used in connection with Non-Employee
         Director Plan (filed as Exhibit 10.12 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994 and incorporated herein by reference)

 10.17 1994 Employee Stock Option Plan ("Employee Plan")(filed as Exhibit A to the Registrant's Proxy Statement dated April 26, 1996 and incorporated herein by reference)

 10.18 Form of Non-Qualified Stock Option Agreement used in connection with the Employee Plan (filed as Exhibit 10.15 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994 and incorporated herein by reference)

 10.19 Form of Incentive Stock Option Agreement used in connection with the Employee Plan (filed as Exhibit 10.14 to the Registrant's Annual Report on Form 10-KSB for the year ended December 31, 1994 and incorporated herein by reference)

 10.20 Settlement Agreement dated March 25, 1996 between the Registrant and Jesup
         & Lamont Capital Markets, Inc. (filed as Exhibit 10.38 to the
         Registrant's Annual Report on Form 10-KSB for the year ended December
         31, 1995 and incorporated herein by reference)

 10.21 Form of Subscription Agreement dated as of May 7, 1996 between the
         Registrant and each of the Investors and schedule of differences thereto pursuant to General Instruction 601 (filed as Exhibit 10.4 to the
         Registrant's Quarterly Report on Form 10-QSB for the quarter ended March
         31, 1996 and incorporated herein by reference)

 10.22 Form of Common Stock Purchase Warrant dated as of May 7, 1996 issued to each of the Investors and schedule of differences thereto pursuant to General Instruction 601 (filed as Exhibit 10.5 to the Registrant's
         Quarterly Report on Form 10-QSB for the quarter ended March 31, 1996 and incorporated herein by reference)

 10.23 Consulting Agreement dated as of June 21, 1996 between the Registrant and
         John Nugent*

 10.24 Lease Agreement effective as of October 11, 1995 between
         Telecommunications Finance Group and Long Distance Network, Inc.*

 12.1  Statement re computation of ratio of earnings to fixed charges*

 23.1 Consent of Arter & Hadden (included in its opinion filed as Exhibit 5.1 and incorporated herein by reference)**

 23.2  Consent of Price Waterhouse LLP*

 23.3  Consent of King, Burns & Company, P.C.*

 23.4  Consent of Duff & Anderson, P.C.*

EXHIBIT
 NO.   DESCRIPTION
------ --------------------------------------------------------------------------
 23.5  Consent of Samson, Robbins & Associates*

 24.1  Powers of Attorney (filed on the signature page to this Registration
         Statement--
         Page II-9)

 25.1 Form T-1 Statement of Eligibility Under the Trust Indenture Act of 1939, as amended, of United States Trust Company of New York under the Indenture with respect to the 10% Convertible Notes Due 2006*

 99.1  Agreement dated as of November 22, 1996 between the Registrant and Jesup &
         Lamont Capital Markets, Inc.*

 99.2 Agreement dated as of November 22, 1996 between the Registrant, Phillip and Rae Huberfeld and Moses Elias*

------------------------

* Filed herewith

** To be filed by amendment